Amendment No. 1 to confidential draft submission

As submitted confidentially to the Securities and Exchange Commission on June 24, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AAC HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Nevada	8093	35-2496142
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

115 East Park Drive, Second Floor

Brentwood, TN 37027

(615) 732-1231

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Michael T. Cartwright

Chief Executive Officer and Chairman of the Board

AAC Holdings, Inc.

115 East Park Drive, Second Floor

Brentwood, TN 37027

(615) 732-1231

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Howard H. Lamar III, Esq. Laura R. Brothers, Esq. Bass, Berry & Sims PLC 150 3rd Avenue S., Suite 2800 Nashville, TN 37201 (615) 742-6200	Michael P. Heinz, Esq. Lindsey A. Smith, Esq. Sidley Austin LLP One South Dearborn Chicago, IL 60603 (312) 853-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (check one)

Large Accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $0.001 per share

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2014

PRELIMINARY PROSPECTUS

             Shares

AAC Holdings, Inc.

Common Stock

This is the initial public offering of our common stock, and no public market currently exists for our stock. We currently expect the initial public offering price to be between $         and $         per share of common stock.

We have granted the underwriters a 30-day option to purchase up to              additional shares of common stock to cover over-allotments, if any.

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “AAC”.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves risks. See “Risk Factors” beginning on page 15.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts and commissions[1]	$	$
Proceeds, before expenses, to us	$	$

1 We refer you to “Underwriting” beginning on page 140 for additional information regarding underwriting compensation.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2014 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

William Blair	Wells Fargo Securities

Raymond James	Avondale Partners

The date of this prospectus is                     , 2014

You should rely only on the information contained in this prospectus to which we have referred you. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus or as of another date specified herein.

Trademarks, Trade Names and Service Marks

This prospectus includes our trademarks such as “American Addiction Centers,” “Desert Hope,” “FitRx,” “Forterus,” “Greenhouse,” “Singer Island,” “The Academy” and other company trade names and service marks that are protected under applicable intellectual property laws and constitute the property of AAC Holdings, Inc. or its subsidiaries. For convenience, we may not include the ® or ™ symbols, but such failure is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. Any other trademarks, trade names or service marks referred to in this registration statement are the property of their respective owners.

Industry and Market Data

Market data and other statistical information contained in this registration statement are based on independent industry publications, government publications, reports by market research firms and other published independent sources and reports. Some data is also based on our good faith estimates, which are derived from other relevant statistical information. Statements as to our market position are based on market data currently available to us and, primarily, on management estimates, as information regarding most of our major competitors is not publicly available. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information that may be important to you. Before investing in our common stock, you should read this entire prospectus, including the information set forth under the heading “Risk Factors” and the financial statements and the notes thereto. In this prospectus, unless we indicate otherwise or the context requires, “we,” “our,” “us” and the “company” refer, prior to the Reorganization Transactions discussed below, to American Addiction Centers, Inc. and, after the Reorganization Transactions, to AAC Holdings, Inc., in each case together with its consolidated subsidiaries. The term “Holdings” refers to AAC Holdings, Inc. and the term “AAC” refers to American Addiction Centers, Inc. Unless otherwise noted, all information in this prospectus assumes (i) no exercise of the underwriters’ over-allotment option and (ii) the consummation of the Reorganization Transactions described under the caption “Reorganization Transactions.”

Our Business

We believe we are a leading provider of inpatient substance abuse treatment services for individuals with drug and alcohol addiction. As of March 31, 2014, we operated six substance abuse treatment facilities located throughout the United States, focused on delivering effective clinical care and treatment solutions across our 407 beds, which included 278 licensed detoxification beds. In addition, we have three facilities under development and an additional property under contract that we plan to develop into a new facility. The majority of our 679 employees are highly trained clinical staff who deploy evidence-based treatment programs with structured curricula for detoxification, residential treatment, partial hospitalization and intensive outpatient care. By applying a tailored treatment program based on the individual needs of each client, many of whom require treatment for a co-occurring mental health disorder, such as depression, bipolar disorder and schizophrenia, we believe we offer the level of quality care and service necessary for our clients to achieve and maintain sobriety. For the years ended December 31, 2013 and December 31, 2012, we had $115.7 million and $66.0 million in revenues, $11.6 million and $7.2 million in Adjusted EBITDA and $1.5 million and $1.1 million in net income, respectively. For the three months ended March 31, 2014 and 2013, we had $30.1 million and $29.4 million in revenues, $3.6 million and $5.0 million in Adjusted EBITDA and $0.8 million and $2.2 million in net income, respectively. See “Summary Historical and Pro Forma Consolidated Financial and Operating Data” for a discussion of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure.

We have made substantial investments in our treatment facilities with a specific focus on providing aesthetically pleasing properties and grounds, numerous amenities, healthy food and a courteous and attentive staff to distinguish us from our competitors. Our commitment to clinical excellence, premium facilities and customer service has allowed us to form relationships across a broad set of key referral sources, including hospitals, other treatment facilities, employers, alumni and employee assistance programs. In 2013 and the first quarter of 2014, approximately 90% and 91% of our revenues, respectively, were reimbursable by commercial payors, including amounts paid by such payors to clients, and the remaining portion was payable directly by our clients. We currently do not receive any revenues from government healthcare payment programs such as Medicare and Medicaid. Our platform is supported by a centralized infrastructure that includes a multi-faceted sales and marketing program, call center operations, a laboratory facility, billing and collection services and support functions. This infrastructure, in conjunction with our premium service offerings, has enabled us to develop a strong national brand. The substantial investments we have made at a corporate level contribute to our operational efficiencies and provide us flexibility to place clients at a variety of our facilities in order to optimize care that best fits both the clients’ clinical needs and their insurance benefits.

Our Industry

Addiction is a chronic disease that affects brain function and behavior. Substance abuse, specifically the abuse of drugs and alcohol, is one of the most common and serious forms of addiction. If left untreated, substance abuse can lead to a variety of destructive social conditions such as problems at home or work, violence, crime and even death. According to the National Institute on Drug Abuse, or NIDA, the total societal cost of substance abuse in the United States is estimated to be over $600 billion annually. The 2012 National Survey on Drug Use and Health estimates that approximately 23.1 million people aged 12 or older needed treatment for a drug or alcohol use problem in the United States in 2012, of which only 2.5 million, or 10.8% of those needing treatment, received treatment at a specialty facility. The mental health and substance abuse treatment industry is expected to continue to expand as a result of a combination of factors, including increased awareness and de-stigmatization of substance abuse treatment and recent healthcare reform improving access to care, particularly for young adults now able to access their parents’ insurance. According to a 2008 report by the Substance Abuse and Mental Health Services Administration, or SAMHSA, annual spending on treatment for substance abuse in the United States is expected to grow to $35 billion in 2014.

The National Comorbidity Survey reports that up to 65% of adults with substance abuse addiction also have a co-occurring mental health disorder, defined by SAMHSA as at least one major mental health disorder, such as depression, bipolar disorder and schizophrenia, occurring concurrently with substance abuse. According to the Disease Management and Health Outcomes Journal, integrating treatment for both substance abuse and a co-occurring mental health disorder is believed to result in significantly better outcomes.

In addition to strong industry growth dynamics, the substance abuse treatment sector has several favorable attributes that differentiate it from other healthcare services sectors. Of particular note, as a result of the nature of substance abuse treatment, clients have more control in deciding when to seek treatment and who to select as their treatment provider. Also, clients are typically not limited to their local geographic area in selecting a treatment facility. As a result, providers are able to market and advertise directly to potential clients and their families on a national level.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors and will allow us to successfully operate and grow our business:

•	Leading substance abuse treatment platform. We believe we are a leading provider of substance abuse treatment services based on the scale and nationwide reach of our platform, quality of our facilities and breadth of our treatment capabilities. We believe we offer one of the largest for-profit fully licensed programs to treat drug and alcohol addiction regardless of stage or severity. In addition, we believe our commitment to quality and customer service, as well as our dedication to clinical excellence, results in improved client retention, an important factor in ensuring clients receive the care they need.

•	Comprehensive addiction treatment programs with co-occurring mental health disorder treatment capabilities. Our clinical staff is trained to deploy an evidence-based treatment program with a structured curriculum, particularly focused on identifying and addressing the needs of clients with co-occurring mental health disorders. Given that up to 65% of adults with substance abuse addiction are estimated to also have at least one co-occurring mental health disorder, we believe our medical and clinical staff’s ability to identify and treat both disorders is critical in helping clients achieve sobriety. We believe our ability to address these complex conditions enhances our reputation with clients, their families and other referral sources.

•	Proven ability to develop de novo treatment facilities. We have a successful track record of identifying suitable de novo sites, securing properties, overseeing the licensing and development of facilities and integrating de novo centers into our broader platform. We have successfully transformed acquired properties, such as a luxury spa and an assisted living facility, into substance abuse treatment facilities. We believe our skill and experience in executing our de novo development strategy provides us with a competitive advantage in quickly and cost-effectively developing substance abuse treatment facilities and enrolling clients.

•	Multi-faceted sales and marketing program. Our national sales and marketing program provides a competitive advantage compared to treatment facilities that primarily target local geographic areas and use fewer marketing channels to attract clients. Our national team of 36 professional sales representatives develops and maintains relationships with key referral sources such as hospitals, other treatment facilities, employers, alumni and employee assistance programs. In addition, our team of over 60 centralized, trained call center treatment consultants provides coverage and support 24 hours a day, seven days a week. Our coordinated approach across multiple channels and our ability to serve clients from our varied facilities across the United States allows us to reach a broad audience of potential clients and build a nationally recognized brand.

•	Attractive payor mix and diversified client base. We have generated revenues solely from commercial payors and our clients with no reimbursement from government healthcare payment programs such as Medicare and Medicaid, which are typically subject to lower reimbursement rates. The relationships we have developed with our referral sources enhance our interactions with payors and help us achieve our attractive reimbursement profile. For the year ended December 31, 2013 and the three months ended March 31, 2014, approximately 90% and 91% of our revenues, respectively, were reimbursable by commercial payors, including amounts paid by such payors to clients, with the remaining portion of our revenues payable directly by our clients. No single payor in 2013 or the first quarter of 2014 accounted for more than 12.3% and 16.1% of our revenue reimbursements, respectively.

•	Strong financial performance and attractive returns on invested capital. We have achieved strong financial performance in terms of recent growth and profitability. Our revenues for the year ended December 31, 2013 were $115.7 million, representing a 75.3% increase over $66.0 million in 2012. Our revenues for the three months ended March 31, 2014 were $30.1 million, representing a 2.2% increase over $29.4 million for the same period in 2013. We have demonstrated the ability to generate attractive returns on investment with our de novo development strategy. Each of our two de novo developments, Greenhouse and Desert Hope, which added 218 total beds on a combined basis, was profitable within its first year of operation.

•	Experienced management team with track record of success. Our senior management team, with an average of over 15 years of experience in the healthcare industry, has significant experience developing, operating and growing a variety of behavioral health treatment facilities. We believe the combination of our management team’s skills and experiences provides us with an advantage in developing high quality de novo treatment facilities and quickly integrating them into our broader platform.

Our Growth Strategy

We have developed our company and the American Addiction Centers national brand through substantial investment in our facilities, our clinical expertise, our professional staff and our national sales and marketing program. We seek to extend our position as a leading provider of treatment for drug and alcohol addiction by executing the following growth strategies:

•	Improve census at existing facilities by increasing our client leads through our multi-faceted sales and marketing program.

•	Expand capacity at existing residential facilities by selectively increasing our number of residential beds, expanding our clinical facility space and hiring additional clinical staff to enable us to provide services to additional clients.

•	Pursue de novo development of residential facilities built on the success of two full-service residential treatment facilities that we developed in the past two years: Greenhouse, a former luxury spa in Dallas, Texas, and Desert Hope, a former assisted living facility in Las Vegas, Nevada.

•	Opportunistically pursue treatment facility acquisitions to expand and diversify our geographic presence and service offerings.

•	Expand outpatient operations to complement our broader network of residential treatment facilities and further enhance our brand and our ability to provide a more comprehensive suite of services across the spectrum of care.

•	Target complementary growth opportunities, including providing pharmacy and laboratory services, expanding licensure of existing facilities, treating other mental health and wellness disorders and expanding other ancillary services.

Our Substance Abuse Treatment Facilities

The following table presents information, as of March 31, 2014, about our network of substance abuse treatment facilities, including current facilities, facilities under development and properties under contract:

Facility Name(1)	Location	Capacity (beds)		First Clients Served	Treatment Certifications(2)	Real Property Leased / Owned
Desert Hope	Las Vegas, NV	148		2013	DTX, RTC, PHP, IOP	Owned
Greenhouse	Grand Prairie, TX (Dallas area)	130	(3)	2012	DTX, RTC, PHP, IOP	Owned
Forterus	Temecula, CA	76		2004	DTX, RTC, PHP, IOP	Leased
Singer Island	West Palm Beach, FL	65		2012	PHP, IOP	Leased
San Diego Addiction Treatment Center	San Diego, CA	36		2010	DTX, RTC, PHP, IOP	Leased
The Academy	West Palm Beach, FL	12		2012	PHP, IOP	Leased
TBD	Riverview, FL (Tampa area)	164	(4)	Under Development(4)	DTX, RTC, PHP, IOP(4)	Owned
TBD	Arlington, TX (Dallas area)	n/a		Under Development(5)	PHP, IOP(5)	Owned
TBD	Las Vegas, NV	n/a		Under Development(6)	PHP, IOP(6)	Owned
TBD	Ringwood, NJ (New York City area)	150	(7)	Under Contract(7)	DTX, RTC, PHP, IOP(7)	n/a

(1) Excluded from this table is our non-substance abuse treatment facility, FitRx, which is a 20-bed leased facility located in Brentwood, Tennessee that provides outpatient treatment services for men and women who struggle with obesity-related behavioral disorders.

(2) DTX: Detoxification; RTC: Residential Treatment; PHP: Partial Hospitalization; IOP: Intensive Outpatient.

(3) This figure includes 60 additional beds anticipated as a result of the ongoing Greenhouse expansion, which we anticipate to be completed in the second half of 2014.

(4) Reflects our current expectations with respect to this facility, which we anticipate will begin construction in the second half of 2014 and open in the first half of 2015.

(5) In March 2014, we acquired an approximately 20,000 square foot property in Arlington, Texas. We intend to begin construction of an outpatient treatment facility at this location in the third quarter of 2014, and we are targeting opening this facility in the second half of 2014. The facility will provide treatment services and additional programming space for our Greenhouse facility. Treatment certifications reflect our expectations.

(6) In May 2014, we acquired an approximately 20,000 square foot property in Las Vegas, Nevada. We intend to begin construction of an outpatient treatment facility at this location in the third quarter of 2014, and we are targeting opening this facility by the end of 2014. The facility will provide treatment services and additional programming space for our Desert Hope facility. Treatment certifications reflect our expectations.

(7) We entered into a purchase agreement to acquire a 96 acre property located fewer than 50 miles from New York City, subject to the satisfaction of certain closing conditions and the arrangement of financing. We anticipate beginning construction of a residential treatment facility at this location by early 2015, and we are targeting opening this facility in 2016 with approximately 150 beds. Treatment certifications reflect our expectations.

Risks Related to Our Business

Our business is subject to a number of risks that you should understand before making an investment decision. These risks, which are discussed more fully in “Risk Factors” following this prospectus summary, include the following:

•	We currently operate a limited number of treatment facilities. Our revenues, profitability and cash flows could be materially adversely affected if we are unable to operate certain key treatment facilities or our corporate office.

•	We rely on our multi-faceted sales and marketing program to continuously attract and enroll clients to our network of facilities. Any disruption in our national sales and marketing program would have a material adverse effect on our business, financial condition and results of operations.

•	We derive a significant portion of our revenues from providing services to clients covered by third-party payors who could reduce their reimbursement rates or otherwise restrain our ability to obtain, or provide services to, clients. This risk is heightened because we are generally an “out-of-network” provider.

•	An increase in uninsured and underinsured clients or the deterioration in the collectability of the accounts of such clients could have a material adverse effect on our business, financial condition and results of operations.

•	If we overestimate the reimbursement amounts that payors will pay us for services performed, it would increase our revenue adjustments, which could have a material adverse effect on our revenues, profitability and cash flows.

•	Our business may face significant risks with respect to future de novo expansion, including the time and costs of identifying new geographic markets, the ability to obtain necessary licensure and other zoning or regulatory approvals and significant start-up costs including advertising, marketing and the costs of providing equipment, furnishings, supplies and other capital resources.

•	Our acquisition strategy exposes us to a variety of operational and financial risks, which may have a material adverse effect on our business, financial condition and results of operations.

•	Our ability to maintain census and the average length of stay of our clients is dependent on a number of factors outside of our control, and if we are unable to maintain census, or if we experience a significant decrease in average length of stay, our business, results of operations and cash flows could be materially adversely affected.

•	We will need additional financing to execute our business plan and fund operations, which additional financing may not be available on reasonable terms or at all.

•	If we fail to comply with the extensive laws and government regulations impacting our industry, we could suffer penalties, be the subject of federal and state investigations and potential claims and legal actions by clients, employees and others or be required to make significant changes to our operations, which may reduce our revenues, increase our costs and have a material adverse effect on our business, financial condition and results of operations.

•	Our directors, executive officers and principal stockholders and their respective affiliates will continue to have substantial control over the company after this offering and could delay or prevent a change in corporate control.

Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenues of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates was $700.0 million or more as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that may otherwise be applicable to public companies. These provisions include:

•	only two years of audited consolidated financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	no requirement that we hold non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We have taken advantage of some of these reduced requirements and may continue to do so for so long as we remain an emerging growth company, and thus the information we provide stockholders may be less than what you might receive from other public companies in which you hold shares.

Reorganization Transactions

AAC Holdings, Inc. was incorporated as a Nevada corporation on February 12, 2014 for the purpose of acquiring all of the common stock of American Addiction Centers, Inc. and to engage in certain reorganization transactions, as described below. In April 2014, Holdings completed the following transactions:

•	a voluntary private share exchange with certain stockholders of AAC, whereby holders representing 93.6% of the outstanding shares of common stock of AAC exchanged their shares on a one-for-one basis for shares of Holdings common stock, which we refer to as the Private Share Exchange;

•

substantially concurrent with the Private Share Exchange, the acquisition of all of the outstanding common membership interests of Behavioral Healthcare Realty, LLC, or BHR, an entity controlled by related parties, which owns all the outstanding equity interests of Concorde Real Estate, LLC, Greenhouse Real Estate, LLC and The Academy Real Estate, LLC, which entities own the Desert Hope,

Greenhouse and Riverview, Florida properties, respectively, in exchange for $3.0 million in cash, the assumption of a $1.8 million term loan and 521,999 shares of Holdings common stock, representing 5.2% of our outstanding common stock immediately prior to this offering, which we refer to as the BHR Acquisition; and

•	substantially concurrent with the Private Share Exchange and BHR Acquisition, the acquisition of all of the outstanding membership interests of Clinical Revenue Management Services, LLC, or CRMS, an entity controlled by related parties, which provides client billing and collection services for AAC, in exchange for $0.5 million in cash and 149,144 shares of Holdings common stock, representing 1.5% of our outstanding common stock immediately prior to this offering, which we refer to as the CRMS Acquisition.

As a result of the foregoing transactions, which are collectively referred to as the “Reorganization Transactions,” Holdings now owns (i) 93.6% of the outstanding common stock of AAC, (ii) 100% of the outstanding common membership interests in BHR, which represents 100% of the voting rights in BHR, and (iii) 100% of the outstanding membership interests in CRMS. To help fund or facilitate the Reorganization Transactions, the following additional financing transactions were undertaken in 2014 prior to or in connection with the Reorganization Transactions: (i) AAC sold 471,843 shares of its common stock in a private placement to certain accredited investors from February 2014 through April 2014, with net proceeds of $6.0 million, (ii) BHR sold 8.5 Series A Preferred Units in a private placement to certain accredited investors in January and February 2014 with net proceeds of $0.4 million, (iii) BHR redeemed all of the outstanding 36.5 Series A Preferred Units from certain accredited investors in April 2014 and (iv) BHR sold 160 new Series A Preferred Units in a private placement to an accredited investor in April 2014 with net proceeds of $7.7 million. For additional information related to the Reorganization Transactions, see “Unaudited Pro Forma Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 18 to our audited financial statements included elsewhere in this prospectus.

Subsequent to this offering, we expect to conduct a subsidiary short-form merger with AAC whereby the legacy holders who did not participate in the Private Share Exchange, representing 6.4% of the outstanding common stock of AAC, would be entitled to receive Holdings shares on a one-for-one basis. Upon the completion of the short-form merger, Holdings would own 100% of AAC. No assurance can be given that the subsequent short-form merger will occur in a timely manner or at all.

Corporate Information

AAC Holdings, Inc. is a Nevada corporation. Our principal executive offices are located at 115 East Park Drive, Second Floor, Brentwood, Tennessee 37027, and our telephone number is (615) 732-1231. Our website address is www.americanaddictioncenters.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock. We have included our website address in this prospectus solely as an inactive textual reference.

The Offering

Common stock offered by us	shares

Common stock to be outstanding immediately after this offering	shares

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an additional shares of our common stock to cover over-allotments, if any.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million assuming a public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus). We intend to use the net proceeds to repay approximately $ million of outstanding indebtedness and the remaining net proceeds for working capital and other general corporate purposes. In addition, we may use a portion of the net proceeds of this offering to finance future potential acquisitions and de novo facility developments. We may allocate funds from other sources to fund some or all of these activities. See “Use of Proceeds.”

Dividend policy	We do not anticipate paying dividends on our common stock for the foreseeable future. See “Dividend Policy.”

Risk factors	For a discussion of certain factors you should consider before making an investment, see “Risk Factors.”

Conflict of interest	An affiliate of Wells Fargo Securities, LLC, an underwriter in this offering, is the lender under our amended and restated credit facility and may receive more than 5% of the net proceeds from this offering. Accordingly, Wells Fargo Securities, LLC may be deemed to have a “conflict of interest” with us within the meaning of Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc., or FINRA. William Blair & Company, L.L.C. has agreed to serve as a “qualified independent underwriter” as defined by FINRA and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part. See “Underwriting—Conflict of Interest.”

Proposed New York Stock Exchange symbol	“AAC”

Directed share program	At our request, the underwriters have reserved up to 5% of the common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers and certain of our employees. See “Underwriting.”

The number of shares of common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of                     , 2014, plus the issuance of             shares of common stock in this offering and excludes (i) 1,000,000 shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, or the 2014 Plan, which we have adopted in connection with this offering, and (ii) 630,886 shares of common stock, which we plan to issue in connection with the subsidiary short-form merger with AAC subsequent to this offering.

Except as otherwise noted, all information in this prospectus:

•	assumes no exercise of the underwriters’ over-allotment option; and

•	gives effect to a -for-1 stock split effected on , 2014.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables present AAC’s summary historical and pro forma consolidated financial and operating data as of the dates and for the periods indicated. Holdings was formed as a Nevada corporation on February 12, 2014, and acquired 93.6% of the outstanding shares of common stock of AAC prior to the consummation of this offering in connection with the Reorganization Transactions, and Holdings therefore controls AAC. Holdings has not engaged in any business or other activities except in connection with its formation and the Reorganization Transactions. Accordingly, all financial and other information herein relating to periods prior to the completion of the Reorganization Transactions is that of AAC and its consolidated subsidiaries.

The summary consolidated financial data as of and for the years ended December 31, 2012 and 2013 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data for the year ended December 31, 2011 are derived from our audited consolidated financial statements not included in this prospectus. The summary consolidated financial data as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The results for the three months ended March 31, 2013 and the three months ended March 31, 2014 are not necessarily indicative of the results that may be expected for the entire year. The following summary consolidated financial data should be read together with our audited consolidated financial statements, unaudited condensed consolidated financial statements and accompanying notes and information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The summary unaudited pro forma financial and other data for the year ended December 31, 2013 and as of and for the three months ended March 31, 2014 have been adjusted to give effect to this offering and our intended use of proceeds from this offering and certain other transactions as described in the section titled “Unaudited Pro Forma Consolidated Financial Statements” included elsewhere in this prospectus. Specifically, the “Pro Forma as Adjusted” columns in the summary unaudited pro forma financial and other data give effect to the Reorganization Transactions, the related financing transactions and this offering and our intended use of proceeds therefrom as described in “Use of Proceeds,” in each case for the year ended December 31, 2013 and as of and for the three months ended March 31, 2014. This data is subject and gives effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma financial data is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the transactions and this offering been consummated on the dates indicated and does not purport to be indicative of financial condition data or results of operations as of any future date or for any future period.

The “Pro Forma as Adjusted” columns do not include the effects of the CRMS Acquisition, as CRMS’s only revenue stream is payments from us, and CRMS no longer has revenues subsequent to the completion of the CRMS Acquisition. Accordingly, CRMS does not meet the definition of a business under Regulation S-X Rule 11-01(d), and this transaction is not permitted to be included in the unaudited pro forma consolidated financial statements included elsewhere in this prospectus. However, for the purposes of the following table we have included an additional column to reflect the pro forma effects of the CRMS Acquisition because it provides investors with information from which to analyze our financial results in a manner that is consistent with the way management reviews and analyzes our results of operations as a combined company following the consummation of the Reorganization Transactions and the related financing transactions. In addition, we believe the “Pro Forma as Adjusted including CRMS Acquisition” income statement data provide investors with the most meaningful comparison between our financial results for prior and future periods.

			Year Ended December 31, 2013				Three Months Ended March 31, 2014
	Year Ended December 31,			Pro Forma as Adjusted	Pro Forma as Adjusted including CRMS Acquisition(1)	Three Months Ended March 31, 2013 Actual (unaudited)	Actual (unaudited)	Pro Forma as Adjusted	Pro Forma as Adjusted including CRMS Acquisition(1)
	2011	2012	Actual
	(in thousands, except for share and per share amounts)
Income Statement Data:
Revenues	$28,275	$66,035	$115,741	$	$	$29,438	$30,083	$	$

Operating expenses:
Salaries, wages and benefits	9,171	25,680	46,856			10,911	11,544
Advertising and marketing	4,915	8,667	13,493			3,148	3,290
Professional fees	1,636	5,430	10,277			2,055	2,497
Client related services	5,791	8,389	7,986			1,897	2,457
Other operating expenses	2,448	6,384	11,615			2,806	2,723
Rents and leases	1,196	3,614	4,634			1,335	470
Provision for doubtful accounts	1,063	3,344	10,950			2,640	4,173
Litigation settlement(2)	—	—	2,588			—	—
Restructuring(3)	—	—	806			—	—
Depreciation and amortization	195	1,288	3,003			683	1,077

Total operating expenses	26,415	62,796	112,208			25,475	28,231

Income from operations	1,860	3,239	3,533			3,963	1,852
Interest expense	337	980	1,390			410	354
Other expense, net	—	12	36			(38)	42

Income before income tax expense	1,523	2,247	2,107			3,591	1,456
Income tax expense	652	1,148	615			1,352	615

Net income	871	1,099	1,492			2,239	841
Less: net loss (income) attributable to noncontrolling interest(4)	—	405	(706)			(146)	178

Net income attributable to American Addiction Centers, Inc.	871	1,504	1,786			2,093	1,019
Deemed contribution – redemption of Series B Preferred	—	—	1,000			1,000	—

Net income available to American Addiction Centers, Inc. common stockholders	$871	$1,504	$1,786	$	$	$3,093	$1,019	$	$

Earnings per share attributable to common stockholders(5):
Basic	$0.20	$0.19	$0.20	$	$	$0.36	$0.11	$	$

Diluted	$0.20	$0.19	$0.20	$	$	$0.36	$0.11	$	$

Weighted-average shares outstanding(5):
Basic	4,287,131	7,770,359	8,819,062			8,503,928	9,175,580
Diluted	4,314,051	7,869,017	9,096,660			8,566,920	9,225,073
Other Financial Information:
Adjusted EBITDA(6)	$2,055	$7,168	$11,558	$	$	$5,002	$3,592	$	$

	As of December 31,		As of March 31, 2014
			Actual (unaudited)	Pro Forma	AAC Holdings, Inc. Pro Forma as Adjusted(7)
	2012	2013
				(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$740	$2,012	$4,340	$9,077	$
Working capital	3,190	1,220	3,733	8,143
Total assets	53,598	81,638	89,557	94,308
Total debt, including current portion	25,222	43,075	45,015	46,774
Total mezzanine equity (including noncontrolling interest)(8)	11,613	11,842	12,267	7,739
Total stockholders’ equity (including noncontrolling interest)(9)	4,678	11,883	16,519	24,089

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
Operating Metrics: (unaudited):
Average daily census(10)	238	339	368	371
Average daily revenue(11)	$759	$935	$889	$901
Average net daily revenue(12)	$722	$847	$809	$776
New admissions(13)	2,934	4,027	1,085	1,065
Bed count at end of period(14)	338	431	486	427

(1) CRMS’s only revenue stream is payments from us, and CRMS no longer has revenues upon completion of the CRMS Acquisition. Accordingly, CRMS does not meet the definition of a business under Regulation S-X Rule 11-01(d), and this transaction is not permitted to be included in the unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The 2013 column includes the historical results of CRMS for the year ended December 31, 2013 that consist of revenues of $3.4 million, salaries, wages and benefits of $2.0 million, professional fees of $0.1 million, other operating expenses of $0.5 million, rentals and leases of $0.2 million and depreciation and amortization of $0.1 million. These historical financial results are as adjusted for (i) the elimination of CRMS’s revenues of $3.4 million and the elimination of the corresponding $3.4 million of professional fees we paid to CRMS, (ii) the reduction of $0.3 million in salary expense for an executive officer whose employment ended effective upon the consummation of the CRMS Acquisition and (iii) recording a tax provision of $0.3 million on the historical income of CRMS and the pro forma adjustments at a tax rate of 36.0%. The first quarter 2014 column includes the historical financial results of CRMS for the three months ended March 31, 2014 that consist of revenues of $1.1 million, salaries, wages and benefits of $1.1 million, professional fees of $6,000, other operating expense of $0.1 million and rents and leases of $0.1 million. These historical results are adjusted for (i) the elimination of CRMS’s revenues of $1.1 million and the elimination of the corresponding $1.1 million of professional fees we paid to CRMS, (ii) the reduction of $0.1 million in salary expense for an executive officer whose employment ended effective upon the consummation of the CRMS Acquisition and (iii) recording a tax provision of $19,000 on the historical income of CRMS and the pro forma adjustments at a tax rate of 36.0%.

(2) We recorded a $2.6 million reserve in the second quarter of 2013 in connection with a consolidated wage and hour class action claim. We made a payment of $2.6 million in the second quarter of 2014 to settle the matter. For additional discussion of this litigation settlement, see Note 16 to our audited financial statements included elsewhere in this prospectus.

(3) During the first half of 2013, management adopted restructuring plans to centralize our call centers and to close the Leading Edge facility. As a result, aggregate restructuring and exit charges of $0.8 million were recognized in 2013. We did not recognize any restructuring expenses during 2012 as expenses related to the corporate relocation were not significant.

(4) Represents the net loss (income) attributable to the noncontrolling interest in BHR (for 2012, 2013 and first quarter 2014) and the Professional Groups (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidation of VIEs”) (for 2013 and first quarter 2014) and the net loss (income) in the Pro Forma columns, the Pro Forma as Adjusted columns and the Pro Forma as Adjusted including CRMS Acquisition columns of (i) the Professional Groups and (ii) the net income attributable to the stockholders of AAC that did not exchange their shares for Holdings common stock.

(5) After giving effect to the subsidiary short-form merger with AAC that we expect to complete subsequent to this offering, pro forma basic and diluted earnings per share attributable to common stockholders would be              and             , respectively, based on pro forma basic and diluted weighted-average shares outstanding of                      and                     , respectively.

(6) Adjusted EBITDA is a “non-GAAP financial measure” as defined under the rules and regulations promulgated by the U.S. Securities and Exchange Commission or SEC. We define Adjusted EBITDA as net income adjusted for interest expense, depreciation and amortization expense, income tax expense, stock-based compensation and related tax reimbursements, litigation settlement and restructuring charges and acquisition related de novo startup expenses, which includes professional services for accounting, legal and valuation services related to the acquisitions and legal and licensing expenses related to de novo projects. Adjusted EBITDA, as presented in this prospectus, is considered a supplemental measure of our performance and is not required by, or presented in accordance with, generally accepted accounting principles in the United States or GAAP. Adjusted EBITDA is not a measure of our financial performance under GAAP and should not be considered as an alternative to net income or any other performance measures derived in accordance with GAAP. We have included information concerning Adjusted EBITDA in this prospectus because we believe that such information is used by certain investors as a measure of a company’s historical performance. We believe this measure is frequently used by securities analysts, investors and other interested parties in the evaluation of issuers of equity securities, many of which present EBITDA and Adjusted EBITDA when reporting their results. Because Adjusted EBITDA is not determined in accordance with GAAP, it is subject to varying calculations and may not be comparable to the Adjusted EBITDA (or similarly titled measures) of other companies. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. The following table presents a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measure, for each of the periods indicated:

			Year Ended December 31, 2013			Three Months Ended March 31, 2013 Actual (unaudited)	Three Months Ended March 31, 2014
	Year Ended December 31,			Pro Forma as Adjusted	Pro Forma as Adjusted including CRMS Acquisition		Actual (unaudited)	Pro Forma as Adjusted	Pro Forma as Adjusted including CRMS Acquisition
	2011	2012	Actual
Net Income	$871	$1,099	$1,492	$	$	$2,239	$841	$	$
Non-GAAP Adjustments:
Interest expense	337	980	1,390			410	354
Depreciation and amortization	195	1,288	3,003			683	1,077
Income tax expense	652	1,148	615			1,352	615
Stock-based compensation and related tax reimbursements	—	2,408	1,649			303	705
Litigation settlement	—	—	2,588			—	—
Restructuring	—	—	806			—	—
Acquisition related and de novo start-up expenses	—	245	15			15	—

Adjusted EBITDA	$2,055	$7,168	$11,558	$	$	$5,002	$3,592	$	$

(7) Reflects the issuance of             shares of Holdings common stock at the initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus) and the estimated net proceeds of $             and a use of a portion of the proceeds to repay approximately $             million of outstanding indebtedness. Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(8) For additional discussion of mezzanine equity and noncontrolling interest, see Note 11 to our audited financial statements included elsewhere in this prospectus.

(9) Noncontrolling interest represents the equity of BHR and the Professional Groups (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidation of VIEs”) that we do not own as well as the outstanding shares of AAC common stock that were not exchanged for shares of Holdings common stock.

(10) Includes client census at all of our owned or leased inpatient facilities, including FitRx, as well as beds obtained through contractual arrangements to meet demand exceeding capacity. For additional information about contracted beds, see “Revenues” under Note 3 to our audited financial statements included elsewhere in this prospectus.

(11) Average daily revenue is calculated as total revenues during the period divided by the product of the number of days in the period multiplied by average daily census.

(12) Average net daily revenue is calculated as total revenues less provision for doubtful accounts during the period dividend by the product of the number of days in the period multiplied by average daily census.

(13) Includes total client admissions for the period presented.

(14) Bed count at end of period includes all beds at owned and leased inpatient facilities, including FitRx, but excludes contracted beds as of December 31, 2012. We did not have any contracted beds as of any other period presented. Bed count at the end of the 2012 period and the March 31, 2013 period includes 70 beds at our former Leading Edge facility, which was closed in the second quarter of 2013. For additional information regarding the closure of the Leading Edge facility, see Note 13 to our audited financial statements included elsewhere in this prospectus. In the first quarter of 2014, we added two beds at the FitRx facility to accommodate increased client census and eliminated six beds at The Academy facility as a result of an expired housing lease.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors discussed below, as well as the other information presented in this prospectus, in evaluating us, our business and an investment in our common stock. If any of the matters highlighted by the following risks actually occur, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock. See “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

Our revenues, profitability and cash flows could be materially adversely affected if we are unable to operate certain key treatment facilities or our corporate office.

We derive a significant portion of our revenues from three treatment facilities located in California, Nevada and Texas. These treatment facilities accounted for 76.5% of our total revenues in 2013 and 83.8% for the three months ended March 31, 2014. It is likely that a small number of facilities will continue to contribute a significant portion of our total revenues in any given year for the foreseeable future. Additionally, we have a centralized corporate office that houses our accounting, billing and collections, information technology, marketing and call center departments. If any event occurs that would result in a complete or partial shutdown of any of these facilities or our centralized corporate office, including, without limitation, any material changes in legislative, regulatory, economic, environmental or competitive conditions in these states or natural disasters such as hurricanes, earthquakes, tornadoes or floods or prolonged airline disruptions for any reason, such event could lead to decreased revenues and/or higher operating costs, which could have a material adverse effect on our revenues, profitability and cash flows.

We rely on our multi-faceted sales and marketing program to continuously attract and enroll clients to our network of facilities. Any disruption in our national sales and marketing program would have a material adverse effect on our business, financial condition and results of operations.

We believe our national sales and marketing program provides us with a competitive advantage compared to treatment facilities that primarily target local geographic areas and use fewer marketing channels to attract clients. If any disruption occurs in our national sales and marketing program for any reason or if we are unable to effectively attract and enroll new clients to our network of facilities, our ability to maintain census could be adversely affected, which would have a material adverse effect on our business, financial condition and results of operations.

In addition, our ability to grow or even to maintain our existing level of business depends significantly on our ability to establish and maintain close working and referral relationships with hospitals, other treatment facilities, employers, alumni, employee assistance programs and other referral sources. We have no binding commitments with any of these referral sources. We may not be able to maintain our existing referral relationships or develop and maintain new relationships in existing or new markets. If we lose existing relationships with our referral sources, the number of people to whom we provide services may decline, which may adversely affect our revenues. Also, if we fail to develop new referral relationships, our growth may be restrained.

We derive a significant portion of our revenues from providing services to clients covered by third-party payors who could reduce their reimbursement rates or otherwise restrain our ability to obtain, or provide services to, clients. This risk is heightened because we are generally an “out-of-network” provider.

Managed care organizations and other third-party payors pay for the services that we provide to many of our clients. For 2013 and the three months ended March 31, 2014, approximately 90% and 91% of our revenues, respectively, were reimbursable by third-party payors, including amounts paid by such payors to clients, with the remaining portion payable directly by our clients. If any of these third-party payors reduce their reimbursement rates or elect not to cover some or all of our services, our business, financial condition and results of operations may decline.

In addition to limiting the amounts payors will pay for the services we provide to their members, controls imposed by third-party payors designed to reduce admissions and the length of stay for clients, commonly referred to as “utilization review,” have affected and are expected to continue to affect our facilities. Utilization review entails the review of the admission and course of treatment of a client by third-party payors. Inpatient utilization, average lengths of stay and occupancy rates continue to be negatively affected by payor-required preadmission authorization and utilization review and by payor pressure to maximize outpatient and alternative healthcare delivery services for less acutely ill clients. Efforts to impose more stringent cost controls are expected to continue. Although we are unable to predict the effect these controls and changes will have on our operations, significant limits on the scope of services reimbursed and on reimbursement rates and fees could have a material adverse effect on our business, financial condition and results of operations.

We are considered an “out-of-network” provider with respect to the vast majority of third-party payors, and, therefore, we bill our full charges for services covered by such third-party payors. Third-party payors will generally attempt to limit use of out-of-network providers by requiring clients to pay higher copayment and/or deductible amounts for out-of-network care. Additionally, third-party payors have become increasingly aggressive in attempting to minimize the use of out-of-network providers by disregarding the assignment of payment from clients to out-of-network providers (i.e., sending payments to clients instead of out-of-network providers), capping out-of-network benefits payable to clients, waiving out-of-pocket payment amounts and initiating litigation against out-of-network providers for interference with contractual relationships, insurance fraud and violation of state licensing and consumer protection laws. If third-party payors impose further restrictions on out-of-network providers, our revenues could be threatened, forcing our facilities to participate with third-party payors and accept lower reimbursement rates compared to our historic reimbursement rates.

Third-party payors also are entering into sole source contracts with some healthcare providers, which could effectively limit our pool of potential clients. Moreover, third-party payors are beginning to carve out specific services, including substance abuse treatment services, and establish small, specialized networks of providers for such services at fixed reimbursement rates. Continued growth in the use of carve-out arrangements could materially adversely affect our business to the extent we are not selected to participate in such smaller specialized networks or if the reimbursement rate is not adequate to cover the cost of providing the service.

An increase in uninsured and underinsured clients or the deterioration in the collectability of the accounts of such clients could have a material adverse effect on our business, financial condition and results of operations.

Collection of receivables from third-party payors and clients is critical to our operating performance. Our primary collection risks are (i) the risk of overestimating our net revenues at the time of billing that may result in us receiving less than the recorded receivable, (ii) the risk of non-payment as a result of commercial insurance companies denying claims, (iii) the risk that clients will fail to remit insurance payments to us when the commercial insurance company pays out-of-network claims directly to the client, (iv) resource and capacity constraints that may prevent us from handling the volume of billing and collection issues in a timely manner, (v) the risk that clients do not pay us for their self-pay balance (including co-pays, deductibles and any portion of the claim not covered by insurance) and (vi) the risk of non-payment from uninsured clients. Additionally, our ability to hire and retain experienced personnel also affects our ability to bill and collect accounts in a timely manner. We establish our provision for doubtful accounts based on the aging of the receivables and taking into consideration historical collection experience by facilities, services provided and respective payors’ historical reimbursements. At December 31, 2013 and March 31, 2014, our allowance for doubtful accounts represented approximately 35.2% and 38.5%, respectively, of our accounts receivable balance as of such date, with three commercial payors each representing in excess of 10% of the accounts receivable balance as of December 31,

2013 and March 31, 2014. We routinely review accounts receivable balances in conjunction with these factors and other economic conditions that might ultimately affect the collectability of the client accounts and make adjustments to our allowances as warranted. Significant changes in business office operations, payor mix or economic conditions, including changes resulting from implementation of the Affordable Care Act, could affect our collection of accounts receivable, cash flows and results of operations. In addition, increased client concentration in states that permit commercial insurance companies to pay out-of-network claims directly to the client instead of us, such as California and Nevada, will adversely affect our collection of receivables. If we experience unexpected increases in the growth of uninsured and underinsured clients or in our provision for doubtful accounts or unexpected changes in reimbursement rates by third-party payors, it could have a material adverse effect on our business, financial condition and results of operations.

If we overestimate the reimbursement amounts that payors will pay us for services performed, it would increase our revenue adjustments, which could have a material adverse effect on our revenues, profitability and cash flows.

We recognize revenues from commercial payors at the time services are provided based on our estimate of the amount that payors will pay us for the services performed. We estimate the net realizable value of revenues by adjusting gross client charges using our expected realization and applying this discount to gross client charges. Through December 31, 2013, our expected realization was determined by management after taking into account historical collections received from the commercial payors since our inception compared to the gross client charges billed. Beginning in January 2014, we enhanced the methodology related to our net realizable value to more quickly react to potential changes in reimbursements by facility, by type of service and by payor. As a result, management adjusted the expected realization to reflect a twelve-month historical analysis of reimbursement data by facility in addition to considering the type of services provided, the payors and the gross client charge rates. This adjustment resulted in a decrease in our expected realization for the first quarter of 2014. Although we are unable to quantify the future effects of this change in methodology, we currently anticipate this adjustment will decrease our expected realization and net realizable value of revenues over the remainder of 2014.

During the three months ended March 31, 2014, we experienced a decline in our collection rates as expressed as a percentage of gross client charges. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of Three Months ended March 31, 2014 to Three Months ended March 31, 2013—Revenues.” A significant or sustained decrease in our collection rates could have a material adverse effect on our operating results. There is no assurance that we will be able to maintain or improve historical collection rates in future reporting periods.

Estimates of net realizable value are subject to significant judgment and approximation by management. It is possible that actual results could differ from the historical estimates management has used to help determine the net realizable value of revenues. If our actual collections either exceed or are less than the net realizable value estimates, we will record a revenue adjustment, either positive or negative, for the difference between our estimate of the receivable and the amount actually collected in the reporting period in which the collection occurred. A significant negative revenue adjustment could have a material adverse effect on our revenues, profitability and cash flows.

Certain third-party payors account for a significant portion of our revenues, and the reduction of reimbursement rates by any such payor could have a material adverse effect on our revenues, profitability and cash flows.

For the year ended December 31, 2013, approximately 12.3% of our revenue reimbursements came from Blue Cross Blue Shield of California, 12.1% came from Aetna, and 10.3% came from United Behavioral Health. No other payor accounted for more than 10% of our revenue reimbursements for the year ended December 31, 2013. For the three months ended March 31, 2014, approximately 16.1% of our revenue reimbursements came from Anthem Blue Cross Blue Shield of Colorado, 13.6% came from Blue Cross Blue Shield of California and 12.4% came from Aetna. No other payor accounted for more than 10% of our revenue reimbursements for the three months ended March 31, 2014. If any of these or other third-party payors reduce their reimbursement rates for the services we provide, our revenues, profitability and cash flows could be materially adversely affected.

Our business may face significant risks with respect to future de novo expansion, including the time and costs of identifying new geographic markets, the ability to obtain necessary licensure and other zoning or regulatory approvals and significant start-up costs including advertising, marketing and the costs of providing equipment, furnishings, supplies and other capital resources.

As part of our growth strategy, we intend to develop new substance abuse treatment facilities in existing and new markets, either by building a new facility from the ground up or acquiring an existing facility with an alternative use and repurposing it as a substance abuse treatment facility. Such de novo expansion involves significant risks, including, but not limited to, the following:

•	identifying locations in suitable geographic markets can be a lengthy and costly process;

•	a change in existing comprehensive zoning plans or zoning regulations that imposes additional restrictions on use or requirements could impact our expansion into otherwise suitable geographic markets;

•	the de novo facility may require significant advertising and marketing expenditures to attract clients;

•	we will need to provide each de novo facility with the appropriate equipment, furnishings, materials, supplies and other capital resources;

•	our ability to obtain licensure, obtain accreditation, establish relationships with healthcare providers in the community and delays or difficulty in installing our operating and information systems;

•	the time and costs of evaluating new markets, hiring experienced local physicians, management and staff and opening new facilities, and the time lags between these activities and the generation of sufficient revenues to support the costs of the expansion; and

•	our ability to finance de novo expansion and possible dilution to our existing stockholders if our common stock is used as consideration.

As a result of these risks, there can be no assurance that a de novo treatment facility will become profitable.

Our acquisition strategy exposes us to a variety of operational and financial risks, which may have a material adverse effect on our business, financial condition and results of operations.

A principal element of our business strategy is to grow by acquiring other companies and assets in the mental health and substance abuse treatment industry. We evaluate potential acquisition opportunities consistent with the normal course of our business. Our ability to complete acquisitions is subject to a number of risks and variables, including our ability to negotiate mutually agreeable terms with the counterparties and our ability to finance the purchase price. We may not be successful in identifying and consummating suitable acquisitions, which may impede our growth and negatively affect our results of operations and may also require a significant amount of management resources. In addition, growth, especially rapid growth, through acquisitions exposes us to a variety of operational and financial risks. We summarize the most significant of these risks below.

Integration risks. We must integrate our acquisitions with our existing operations. This process includes the integration of the various components of our business and of the businesses we have acquired or may acquire in the future, including the following:

•	physicians and employees who are not familiar with our operations;
•	regulatory compliance programs; and
•	disparate operating, information and record keeping systems and technology platforms.

The integration of acquisitions with our operations could be expensive, require significant attention from management, may impose substantial demands on our operations or other projects and may impose challenges on the combined business including, without limitation, consistencies in business standards, procedures, policies and business cultures.

Benefits may not materialize. When evaluating potential acquisition targets, we identify potential synergies and cost savings that we expect to realize upon the successful completion of the acquisition and the integration of the related operations. We may, however, be unable to achieve or may otherwise never realize the expected benefits. If we do not achieve our expected results, it may adversely impact our results of operations.

Assumptions of unknown liabilities. Facilities that we acquire may have unknown or contingent liabilities, including, without limitation, liabilities for failure to comply with healthcare laws and regulations. Although we typically attempt to exclude significant liabilities from our acquisition transactions and seek indemnification from the sellers of such facilities for at least a portion of these matters, we may experience difficulty enforcing those indemnification obligations, or we may incur material liabilities for the past activities of acquired facilities. Such liabilities and related legal or other costs and/or resulting damage to a facility’s reputation could negatively impact our business.

Competing for acquisitions. We face competition for acquisition candidates primarily from other for-profit healthcare companies as well as from not-for-profit entities. Some of our competitors have greater resources than we do. As a result, we may pay more to acquire a target business or may agree to less favorable deal terms than we would have otherwise. Also, suitable acquisitions may not be accomplished due to unfavorable terms. Further, the cost of an acquisition could result in a dilutive effect on our results of operations, depending on various factors, including the amount paid for an acquired facility, the acquired facility’s results of operations, the fair value of assets acquired and liabilities assumed, effects of subsequent legislation and limits on reimbursement rate increases.

Managing growth. Some of the facilities we have acquired or may acquire in the future may have had significantly lower operating margins than the facilities we operated prior to the time of our acquisition thereof or had operating losses prior to such acquisition. If we fail to improve the operating margins of the facilities we acquire, operate such facilities profitably or effectively integrate the operations of acquired facilities, our results of operations could be negatively impacted.

Our ability to maintain census and the average length of stay of our clients is dependent on a number of factors outside of our control, and if we are unable to maintain census, or if we experience a significant decrease in average length of stay, our business, results of operations and cash flows could be materially adversely affected.

Our revenues are directly impacted by our ability to maintain census and the average length of stay of our clients. These metrics are dependent on a variety of factors, many of which are outside of our control, including the effectiveness of our sales and marketing efforts, our referral relationships, our staffing levels and facility capacity, the extent to which third-party payors require preadmission authorization or utilization review controls, competition in the industry and the decisions of our clients to seek and commit to treatment. A significant decrease in census or average length of stay could materially adversely affect our revenues, profitability and cash flows due to lower reimbursements received and the additional resources required to collect accounts receivable and to maintain our existing level of business.

Given the client-driven nature of the substance abuse treatment sector, our business is dependent on clients seeking and committing to treatment. Although increased awareness and de-stigmatization of substance abuse treatment in recent years has resulted in more people seeking treatment, the decision of each client to seek treatment is ultimately discretionary. In addition, even after the initial decision to seek treatment is made, our adult clients may decide at any time to discontinue treatment and leave our facilities against the advice of our physicians and other treatment professionals. If clients or potential clients decide not to seek treatment or discontinue treatment early, census and average length of stay could decrease and, as a result, our business, financial condition and results of operations could be adversely affected.

As a provider of treatment services, we are subject to governmental investigations and potential claims and legal actions by clients, employees and others, which may increase our costs and have a material adverse effect on our business, financial condition and results of operations.

Given the addiction and mental health of clients and the services provided, the substance abuse treatment industry is heavily regulated by governmental agencies and involves significant risk of liability. We and others in our industry are exposed to the risk of governmental investigations and lawsuits or other claims against us and our physicians and professionals arising out of our day to day business operations, including, without limitation, client treatment at our facilities and relationships with healthcare providers that may refer clients to us. Addressing any investigations, lawsuits or other claims may distract management and divert resources. Fines, restrictions and penalties imposed as a result of an investigation or a successful lawsuit or claim that is not covered by, or is in excess of, our insurance coverage may increase our costs and reduce our profitability. Our insurance premiums have increased year over year, and insurance coverage may not be available at a reasonable cost, especially given the significant increase in insurance premiums generally experienced in the healthcare industry.

We are also subject to potential medical malpractice lawsuits and other legal actions in the ordinary course of business. Some of these actions may involve large claims as well as significant defense costs. We cannot predict the outcome of these lawsuits or the effect that findings in such lawsuits may have on us. All professional and general liability insurance we purchase is subject to policy limitations. We believe that, based on our past experience, our insurance coverage is adequate considering the claims arising from the operation of our facilities. While we continuously monitor our coverage, our ultimate liability for professional and general liability claims could change materially from our current estimates. If such policy limitations should be partially or fully exhausted in the future or if payments of claims exceed our estimates or are not covered by our insurance, it could have a material adverse effect on our financial condition and results of operations.

We operate in a highly competitive industry, and competition may lead to declines in client volumes and an increase in labor costs, which could have a material adverse effect on our business, financial condition and results of operations.

The substance abuse treatment industry is highly competitive, and competition among substance abuse treatment providers (including behavioral healthcare facilities) for clients has intensified in recent years. There are other behavioral healthcare facilities that provide substance abuse and other mental health treatment services comparable to at least some of those offered by our facilities in each of the geographical areas in which we operate. Some of our competitors are owned by tax-supported governmental agencies or by nonprofit corporations and may have certain financial advantages not available to us, including endowments, charitable contributions, tax-exempt financing and exemptions from sales, property and income taxes. If our competitors are better able to attract clients, expand services or obtain favorable participation agreements at their facilities, we may experience a decline in client volume, and it could have a material adverse effect on our business, financial condition and results of operations.

Our operations depend on the efforts, abilities and experience of our management team, physicians and medical support personnel, including our nurses, mental health technicians, therapists and counselors. We compete with other healthcare providers in recruiting and retaining qualified management, nurses and other support personnel responsible for the daily operations of our facilities.

The nationwide shortage of nurses and other medical support personnel has been a significant operating issue facing us and other healthcare providers. This shortage may require us to enhance wages and benefits to recruit and retain nurses and other medical support personnel or require us to hire more expensive temporary or contract personnel. In addition, certain of our facilities are required to maintain specified nurse-staffing levels. To the extent we cannot meet those levels, we may be required to limit the services provided by these facilities, which could have a corresponding adverse effect on our net operating revenues.

Increased labor union activity is another factor that could adversely affect our labor costs. Although we are not aware of any union organizing activity at any of our facilities, we are unable to predict whether any such activity will take place in the future. To the extent that a portion of our employee base unionizes, it is possible that our labor costs could increase materially.

We cannot predict the degree to which we will be affected by the future availability or cost of attracting and retaining talented medical support staff. If our general labor and related expenses increase, we may not be able to raise our rates correspondingly. Our failure to either recruit and retain qualified management, nurses and other medical support personnel or control our labor costs could have a material adverse effect on our business, financial condition and results of operations.

We will need additional financing to execute our business plan and fund operations, which additional financing may not be available on reasonable terms or at all.

As of March 31, 2014, we had $3.7 million of working capital. Our acquisition and de novo development strategies will require substantial additional capital. We will consider raising additional funds through various financing sources, including the sale of our equity and debt securities and the procurement of commercial debt financing. However, there can be no assurance that such funds will be available on commercially reasonable terms, if at all. If such financing is not available on satisfactory terms, we may be unable to expand or continue our business as desired and operating results may be adversely affected. Any debt financing will increase expenses and must be repaid regardless of operating results and may involve restrictions limiting our operating flexibility. If we issue equity securities to raise additional funds, the percentage ownership of our existing stockholders will be reduced, and our stockholders may experience additional dilution in net book value per share.

Our ability to obtain needed financing may be impaired by such factors as the capital markets, both generally and specifically in our industry, which could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, we may be required to decrease the pace of, or eliminate, our acquisition strategy and potentially reduce or even cease operations.

Our level of indebtedness could adversely affect our ability to meet our obligations under our indebtedness, react to changes in the economy or our industry and to raise additional capital to fund our operations.

As of March 31, 2014, we had total debt of $45.0 million outstanding, including $13.1 million of indebtedness with respect to our revolving line of credit that we intend to pay down with the net proceeds from this offering. We have historically relied on debt financing to fund our real estate development and our operating cash flow requirements, and we expect such debt financing needs to continue. A summary of the material terms of our indebtedness can be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Our level of indebtedness could have important consequences to our stockholders. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness, resulting in possible defaults on, and acceleration of, such indebtedness;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flows from operations to payments on indebtedness, thereby reducing the availability of such cash flows to fund working capital, capital expenditures and other general corporate requirements or to carry out other aspects of our business;

•	limit our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements or to carry out other aspects of our business;

•	limit our ability to make material acquisitions or take advantage of business opportunities that may arise; and

•	place us at a potential competitive disadvantage compared to our competitors that have less debt.

Our operating flexibility is limited in significant respects by the restrictive covenants in our amended and restated credit facility, and we have been and may in the future be unable to comply with such covenants.

Our Second Amended and Restated Credit Facility (the “Credit Facility”) imposes restrictions that could impede our ability to enter into certain corporate transactions, as well as increases our vulnerability to adverse economic and industry conditions, by limiting our flexibility in planning for, and reacting to, changes in our business and industry. These restrictions limit our and our subsidiaries’ ability to, among other things:

•	incur or guarantee additional debt;

•	pay dividends on our capital stock or redeem, repurchase, retire or otherwise acquire any of our capital stock;

•	make certain capital expenditures;

•	enter into leases;

•	make certain payments or investments;

•	create liens on our assets;

•	make any substantial change in the nature of our business as it is currently conducted; and

•	merge or consolidate with other companies or transfer all or substantially all of our assets.

In addition, our Credit Facility requires us to meet certain financial covenants. The restrictions may prevent us from taking actions that we believe would be in the best interests of our business and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. Our Credit Facility also contains cross-default provisions that apply to loans made pursuant to the Credit Facility and to any other material indebtedness we may have. We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility. Our ability to comply with these covenants in future periods will largely depend on our ability to successfully implement our overall business strategy. In April 2014, in connection with the amendment and restatement of our prior credit facility, we received waivers from previous periods of noncompliance with certain financial covenants and other negative covenants under that prior credit facility. We cannot assure you that we will be granted any further waivers or amendments to the Credit Facility if for any reason we are unable to comply with the terms of the Credit Facility in the future. The breach of any of these covenants or restrictions could result in a default under the Credit Facility, which could result in the acceleration of our debt. In the event of an acceleration of debt, we could be forced to apply all available cash flows to repay such debt and could be forced into bankruptcy or liquidation.

We depend heavily on key management personnel, and the departure of one or more of our key executives or a significant portion of our local facility management personnel or sales force could have a material adverse effect on our business, financial condition and results of operations.

The expertise and efforts of our key executives, including our chief executive officer, president, chief operating officer, chief financial officer and general counsel, and other key members of our facility management personnel and sales staff are critical to the success of our business. We do not currently have employment agreements or non-competition covenants with any of our key executives. The loss of the services of one or more of our key executives or of a significant portion of our facility management personnel or sales staff could significantly undermine our management expertise and our ability to provide efficient, quality healthcare services at our facilities. Furthermore, if one or more of our key executives were to terminate employment with us and engage in a competing business, we would be subject to increased competition, which could have a material adverse effect on our business, financial condition and results of operations.

Failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, could have a material adverse effect on our business.

Historically, as a privately-held company, we were not required to maintain internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404 of Sarbanes-Oxley. As a public company, we will be required to meet these standards in the course of preparing our consolidated financial statements. If we are unable to maintain effective internal control over financial reporting, we may be unable to report our financial information on a timely basis, may suffer adverse regulatory consequences or violations of applicable stock exchange listing rules and may breach the covenants under our Credit Facility. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in our financial statements is also likely to suffer if we report a material weakness in our internal control over financial reporting. In addition, we will incur incremental costs in order to improve our internal control over financial reporting and comply with Section 404 of Sarbanes-Oxley, including increased auditing and legal fees.

A cyber security incident could cause a violation of the Health Insurance Portability and Accountability Act of 1996, or HIPAA, breach of client privacy or other negative impacts.

A cyber-attack that bypasses our information technology (“IT”) security systems causing an IT security breach, loss of individually identifiable health information or other data subject to privacy laws, loss of proprietary business information or a material disruption of our IT business systems, could have a material adverse impact on our business, financial condition and results of operations. In addition, our future results of operations, as well as our reputation, could be adversely impacted by theft, destruction, loss or misappropriation of individually identifiable health information, other confidential data or proprietary business information.

Failure to adequately protect our trademarks and any other proprietary rights could have a material adverse effect on our business, financial condition and results of operations.

We maintain a trademark portfolio that we consider to be of significant importance to our business. If the actions we take to establish and protect our trademarks and other proprietary rights are not adequate to prevent imitation of our services by others or to prevent others from seeking to block sales of our services as an alleged violation of their trademarks and proprietary rights, it may be necessary for us to initiate or enter into litigation in the future to enforce our trademark rights or to defend ourselves against claimed infringement of the rights of others. Any legal proceedings could result in an adverse determination that could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Regulatory Matters

If we fail to comply with the extensive laws and government regulations impacting our industry, we could suffer penalties, be the subject of federal and state investigations or be required to make significant changes to our operations, which may reduce our revenues, increase our costs and have a material adverse effect on our business, financial condition and results of operations.

Healthcare service providers are required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to, among other things:

•	licensure, certification and accreditation of substance abuse treatment services;

•	Clinical Laboratory Improvement Amendments (“CLIA”) certification and state licensure of laboratory services;

•	handling, administration and distribution of controlled substances;

•	necessity and adequacy of care, quality of services, and qualifications of professional and support personnel;

•	referrals of clients and permissible relationships with physicians and other referral sources;

•	billings for reimbursement from commercial payors;

•	consumer protection issues and billing and collection of client-owed accounts issues;

•	privacy and security issues associated with health-related information, client personal information and medical records, including their use and disclosure, client notices, adequate security safeguards and the handling of breaches, complaints and accounting for disclosures;

•	physical plant planning, construction of new facilities and expansion of existing facilities;

•	activities regarding competitors;

•	state corporate practice of medicine, fee-splitting, self-referral and kickback prohibitions; and

•	claim submission and collections, including penalties for the submission of, or causing the submission of, false, fraudulent or misleading claims.

Failure to comply with these laws and regulations could result in the imposition of significant civil or criminal penalties, loss of license or certification or require us to change our operations, which may have a material adverse effect on our business, financial condition and results of operations. Both federal and state government agencies as well as commercial payors have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare organizations.

We may be required to spend substantial amounts to comply with legislative and regulatory initiatives relating to privacy and security of client health information.

There are currently numerous legislative and regulatory initiatives at the federal and state levels addressing client privacy and security concerns. In particular, federal regulations issued under the Drug Abuse Prevention, Treatment and Rehabilitation Act of 1979 strictly restrict the disclosure of client identifiable information related to substance abuse and apply to any of our facilities that receive any federal assistance, which is interpreted broadly to include facilities licensed, certified or registered by a federal agency. In addition, the federal privacy and security regulations issued under HIPAA require our facilities to comply with extensive administrative requirements on the use and disclosure of individually identifiable health information (known as “protected health information”) and require covered entities, which include most healthcare providers, to implement and maintain administrative, physical and technical safeguards to protect the security of such information. Additional security requirements apply to electronic protected health information. These regulations also provide clients with substantive rights with respect to their health information and impose substantial administrative obligations on our facilities, including the requirement to enter into written agreements with contractors to whom our programs disclose protected health information. In 2013, the U.S. Department of Health and Human Services, or HHS, published revisions to the HIPAA privacy and security regulations which require our facilities to take additional compliance measures, including revising and entering into new contractor agreements and implementing procedures to comply with more onerous standards related to notifying individuals, HHS and, in some cases, the media of breaches involving unsecured protected health information. These regulations also implemented a number of provisions that gave HHS greater enforcement authority. Violations of the HIPAA privacy and security regulations may result in significant civil and criminal penalties and data breaches and other HIPAA violations may give rise to class action lawsuits by affected clients under state law.

Our programs remain subject to any privacy-related federal or state laws that are more restrictive than the HIPAA privacy and security regulations. These laws vary by state and could impose additional requirements and penalties. For example, some states impose strict restrictions on the use and disclosure of health information pertaining to mental health or substance abuse. Further, most states have enacted laws and regulations that require us to notify affected individuals in the event of a data breach involving individually identifiable information. In addition, the Federal Trade Commission may use its consumer protection authority to initiate enforcement actions in response to data breaches.

As public attention is drawn to issues related to the privacy and security of medical and other personal information, federal and state authorities may increase enforcement efforts, seek to impose harsher penalties as well as revise and expand laws or enact new laws concerning these topics. Compliance with current as well as any newly established provisions or interpretations of existing requirements will require us to expend significant resources. Increased focus on privacy and security issues by enforcement authorities may increase the overall risk that our substance abuse treatment facilities may be found lacking under federal and state privacy and security laws and regulations.

Our treatment facilities operate in an environment of increasing state and federal investigation of healthcare providers.

Both federal and state government agencies have heightened and coordinated their civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare companies and various segments of the healthcare industry. These investigations relate to a wide variety of topics, including relationships with physicians, billing practices and use of controlled substances. The Affordable Care Act included an additional $350 million of federal funding over 10 years to fight healthcare fraud, waste and abuse, including $40 million for federal fiscal year 2014. From time to time, the Office of Inspector General and the Department of Justice have established national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Although we do not currently bill Medicare or any other federal healthcare program for substance abuse treatment services, there is a risk that specific investigation initiatives could be expanded to include our treatment facilities. In addition, increased government enforcement activities, even if not directed towards our treatment facilities, also increase the risk that our facilities, physicians and other clinicians furnishing services in our facilities, or our executives and directors, could become named as defendants in private litigation such as state or federal false claims act cases or consumer protection cases, or could become the subject of complaints at the various state and federal agencies that have jurisdiction over our operations. Any governmental investigations involving any of our facilities, our executives or our directors, even if we ultimately prevail, could result in significant expense and could adversely affect our reputation.

Changes to federal, state and local regulations, as well as different or new interpretations of existing regulations, could adversely affect our operations and profitability.

Because our treatment programs and operations are regulated at federal, state and local levels, we could be affected by different regulatory changes in different regional markets. Increases in the costs of regulatory compliance and the risks of noncompliance may increase our operating costs, and we may not be able to recover these increased costs, which may adversely affect our results of operations and profitability.

Also, because many of the current laws and regulations are relatively new, we do not always have the benefit of significant regulatory or judicial interpretation of these laws and regulations. In the future, different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our treatment facilities, equipment, personnel, services or capital expenditure programs. A determination that we have violated these laws, or the public announcement that we are being investigated for possible violations of these laws, could adversely affect our business, operating results and overall reputation in the marketplace.

In addition, federal, state and local regulations may be enacted that impose additional requirements on our facilities, such as the 2013 changes to the HIPAA privacy and security regulations. Adoption of legislation or the creation of new regulations affecting our facilities could increase our operating costs, restrain our growth, limit us from taking advantage of opportunities presented and could have a material adverse effect on our business, financial condition and results of operations. Adverse changes in existing comprehensive zoning plans or zoning regulations that impose additional restrictions on the use or requirements with respect to our facilities may affect our ability to operate our existing facilities or acquire new facilities, which may adversely affect our results of operations and profitability.

We are subject to uncertainties regarding the impact of the Affordable Care Act and related payment reform efforts, which represent a significant change to the healthcare industry.

The Affordable Care Act provides for increased access to coverage for healthcare and seeks to reduce healthcare-related expenses. Overall, the expansion of health insurance coverage under the Affordable Care Act, most of which went into effect on January 1, 2014, is expected to be beneficial to the substance abuse treatment industry. Beginning January 1, 2014, health insurers are prohibited from denying coverage to individuals because of preexisting conditions. Further, all new small group and individual market health plans are required to cover ten essential health benefit categories, which include substance abuse addiction and mental health disorder services. Likewise, as of January 1, 2014, small group and individual market plans are required to comply with the requirements of the Mental Health Parity and Addiction Equity Act of 2008. According to HHS estimates published in February 2013, these changes are expected to expand coverage for substance abuse addiction treatment and mental health disorders treatment for another 62.5 million Americans.

The expansion of commercial insurance for substance abuse treatment services under the Affordable Care Act may result in a higher demand for services from all providers. This may bring new competitors to the market, some of which may be better capitalized and have greater market penetration than we do. Further, we expect increased demand for substance abuse treatment services to also increase the demand for case managers, therapists, medical technicians and others with clinical expertise in substance abuse treatment, which may make it both more difficult to adequately staff our substance abuse treatment facilities and could significantly increase our costs in delivering treatment, which may adversely affect both our operations and profitability.

One of the many impacts of the Affordable Care Act has been a dramatic increase in payment reform efforts by federal and state government payors as well as commercial payors. These efforts take many forms including the growth of accountable care organizations (“ACOs”), pay-for-performance bonus arrangements, partial capitation arrangements and the bundling of services into a single payment. The end result of these efforts is that more risk of the overall cost of care is being transferred to providers. As institutional providers and their affiliated physicians assume more risk for the cost of care, we expect more services to be furnished within provider networks formed to accept these types of payment reform. Our ability to compete and retain our traditional sources of clients may be adversely affected by our exclusion from such networks or our inability to be included in such networks.

We cannot predict the impact the implementation of the Affordable Care Act and related rulemaking and regulations may have on our business, results of operations, cash flow, capital resources and liquidity or whether we will be able to adapt successfully to the changes required by the Affordable Care Act.

Change of ownership or change of control requirements imposed by state and federal licensure and certification agencies as well as third-party payors may limit our ability to timely realize opportunities, adversely affect our licenses and certifications, interrupt our cash flows and adversely affect our profitability.

State licensure laws and many federal healthcare programs (where applicable) impose a number of obligations on healthcare providers undergoing a change of ownership or change of control transaction. These requirements may require new license applications as well as notices given a fixed number of days prior to the closing of affected transactions. These provisions require us to be proactive when considering both internal restructuring, such as this offering and the Reorganization Transactions (as described in the section entitled “Prospectus Summary—Reorganization Transactions”), as well as acquisitions of third-party targets. Failure to provide such notices or to submit required paperwork can adversely affect licensure on a going forward basis, can subject the parties to penalties and can adversely affect our ability to operate our facilities.

Many third-party payor agreements, including government payor programs, also have change of ownership or change of control provisions. Such provisions generally include a prior notice provision as well as require the consent of the payor in order to continue the terms of the payor agreement. A failure to abide by the terms of such provisions can result in a breach of the underlying third-party payor agreement. Further, abiding by the terms of such provisions may reopen pricing negotiations with third-party payors where the provider currently has favorable reimbursement terms as compared to the market. Currently, we have very few third-party payor agreements; however, as substance abuse treatment coverage and payment reform initiatives continue to expand, these types of provisions could have a significant impact on our ability to realize opportunities as well as adversely affect our cash flows and profitability.

We could face risks associated with, or arising out of, environmental, health and safety laws and regulations.

We are subject to various federal, state and local laws and regulations that:

•	regulate certain activities and operations that may have environmental or health and safety effects, such as the generation, handling and disposal of medical wastes;

•	impose liability for costs of cleaning up, and damages to natural resources from, past spills, waste disposals on and off-site or other releases of hazardous materials or regulated substances; and

•	regulate workplace safety.

Compliance with these laws and regulations could increase our costs of operation. Violation of these laws may subject us to significant fines, penalties or disposal costs, which could negatively impact our results of operations, financial position or cash flows. We could be responsible for the investigation and remediation of environmental conditions at currently or formerly operated or leased sites, as well as for associated liabilities, including liabilities for natural resource damages, third-party property damage or personal injury resulting from lawsuits that could be brought by the government or private litigants relating to our operations, the operations of our facilities or the land on which our facilities are located. We may be subject to these liabilities regardless of whether we lease or own the facility, and regardless of whether such environmental conditions were created by us or by a prior owner or tenant, or by a third-party or a neighboring facility whose operations may have affected such facility or land, because liability for contamination under certain environmental laws can be imposed on current or past owners or operators of a site without regard to fault. We cannot assure you that environmental conditions relating to our prior, existing or future sites or those of predecessor companies whose liabilities we may have assumed or acquired will not have a material adverse effect on our business.

State efforts to regulate the construction or expansion of healthcare facilities could impair our ability to operate and expand our facilities.

The construction of new healthcare facilities, the expansion of existing facilities, the transfer or change of ownership of existing facilities and the addition of new beds, services or equipment may be subject to state laws that require prior approval by state regulatory agencies under certificate of need laws. These laws generally require that a state agency determine the public need for construction or acquisition of facilities or the addition of new services. Review of certificates of need and other healthcare planning initiatives may be lengthy and may require public hearings. Violations of these state laws may result in the imposition of civil sanctions or revocation of a facility’s license. We currently do not operate facilities in any states where a certificate of need is required to be obtained for capital expenditures exceeding a prescribed amount, changes in capacity or services offered. States in which we now or may in the future operate may require certificates of need under certain circumstances not currently applicable to us or may impose standards and other health planning requirements upon us. Our failure to obtain any necessary state approval could:

•	result in our inability to acquire a targeted facility, complete a desired expansion or make a desired replacement; or

•	result in the revocation of a facility’s license or impose civil or criminal penalties on us,

any of which could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to obtain required regulatory, zoning or other required approvals for renovations and expansions, our growth may be restrained and our operating results may be adversely affected. In the past, we have not experienced any material adverse effects from such requirements, but we cannot predict the future impact of these changes upon our operations.

Risks Related to Our Organization and Structure

We are a holding company with nominal net worth and will depend on dividends and distributions from our subsidiaries to pay dividends, if any.

AAC Holdings, Inc. is a holding company with nominal net worth. We do not have any assets or conduct any business operations other than our investments in our subsidiaries. Our business operations are conducted primarily out of our direct operating subsidiary, AAC. As a result, our ability to pay dividends, if any, will be dependent upon cash dividends and distributions or other transfers to us from our subsidiaries, including AAC. Payments to us by our subsidiaries will be contingent upon their respective earnings and subject to any limitations on the ability of such entities to make payments or other distributions to us. In addition, our subsidiaries, including our direct operating subsidiary, AAC, are separate and distinct legal entities and have no obligation to make any funds available to us.

Our directors, executive officers and principal stockholders and their respective affiliates will continue to have substantial control over the company after this offering and could delay or prevent a change in corporate control.

After this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate, approximately     % of our outstanding common stock. In addition, Michael T. Cartwright, our Chairman and Chief Executive Officer, and his affiliates will own approximately     % of our common stock, and Jerrod N. Menz, our President, and his affiliates will own approximately     % of our common stock. As a result, these stockholders, acting together, will continue to have substantial control over the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, will continue to have significant influence over the management and affairs of our company. Accordingly, this concentration of ownership may have the effect of:

•	delaying, deferring or preventing a change in corporate control;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Anti-takeover provisions in our articles of incorporation, bylaws and Nevada law could prevent or delay a change in control of our company.

Provisions in our articles of incorporation and amended and restated bylaws, which we refer to as our bylaws, which bylaws will be effective upon the closing of this offering, may discourage, delay or prevent a merger, acquisition or change of control. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. These provisions:

•	permit our Board of Directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

•	provide that the authorized number of directors may be changed only by resolution of the Board of Directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•	provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders;

•	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

•	provide that special meetings of our stockholders may be called only by the chairman of the Board of Directors, our Chief Executive Officer, the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors or the holders of a majority of the outstanding shares of voting stock.

We may be subject to additional risks and uncertainties as a result of the Reorganization Transactions, including risks related to whether a short-form merger is completed in a timely manner, or at all, following the completion of this offering.

Prior to this offering, Holdings engaged in a voluntary private share exchange with certain stockholders of AAC, whereby holders representing 93.6% of the outstanding shares of common stock of AAC exchanged their shares on a one-for-one basis for shares of Holdings common stock. We refer to this transaction as the Private Share Exchange. Subsequent to this offering, Holdings expects to conduct a subsidiary short-form merger with AAC whereby the legacy holders who did not participate in the Private Share Exchange, representing 6.4% of the outstanding common stock of AAC, would be entitled to receive Holdings shares on a one-for-one basis. We currently expect to register this short-form merger on a Form S-4 registration statement to be filed with the SEC after consummation of this offering. Consummation of the short-form merger may be delayed or prevented by a number of factors outside our control. If the short-form merger is not completed in a timely manner, or at all, a significant minority interest in AAC will be held by third parties, which may affect the manner in which we conduct our business.

The lack of public company experience of our management team could adversely impact our ability to comply with the reporting requirements of U.S. securities laws.

Our management team lacks public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by the SEC, the New York Stock Exchange, or the NYSE, or Sarbanes-Oxley, which would apply to us after this offering. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Despite recent reforms made possible by the JOBS Act, compliance with these laws, regulations and requirements will occupy a significant amount of time of our management and will significantly increase our legal, accounting and other expenses, particularly after we no longer qualify as an “emerging growth company.” Our senior management may not be able to implement programs and policies in an effective and timely manner that adequately respond to such increased legal, regulatory compliance and reporting requirements, including establishing and maintaining internal controls over financial reporting. Any such deficiencies, weaknesses or lack of compliance could have a material adverse effect on our ability to comply with the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, which is necessary to maintain our public company status. If we were to fail to fulfill those obligations, our ability to continue as a U.S. public company would be in jeopardy, in which event you could lose your entire investment in our company.

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined under the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period or if the market value of our common stock held by non-affiliates meets or exceeds $700 million as of any June 30th before that time, in which case we would no longer be an emerging growth company as of the following December 31st. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period for implementing new or revised accounting standards and, therefore, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies that are not emerging growth companies.

Risks Related to this Offering

Market volatility may cause our stock price and the value of your investment to decline.

The initial public offering price for our common stock was determined through negotiations between the underwriters and us. The initial public offering price may vary from the market price of our common stock after the closing of this offering. Investors may not be able to sell their common stock at or above the initial public offering price.

We expect that the price of our common stock will fluctuate substantially as the market price for our common stock after this offering will be affected by a number of factors including:

•	changes in policies affecting third-party coverage and reimbursement in the United States;

•	our ability to achieve market success;

•	actual or anticipated variations in our results of operations or those of our competitors;

•	announcements of new services, innovations or product advancements by us or our competitors;

•	sales of common stock or other securities by us or our stockholders in the future;

•	additions or departures of key management personnel;

•	trading volume of our common stock;

•	developments in our industry; and

•	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

In addition, the stock prices of many companies in the healthcare industry have experienced wide fluctuations that have often been unrelated to the operating performance of these companies. We expect our stock price to be similarly volatile. These broad market fluctuations may continue and could harm our stock price. Following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Class action securities litigation, if instituted against us, could result in substantial costs and a diversion of our management resources, which could have a material adverse effect on our business, financial condition and results of operations.

Securities analysts may not initiate coverage for our common stock or may issue negative reports, and this may have a negative impact on the market price of our common stock.

Securities analysts may elect not to provide research coverage of our common stock after the completion of this offering. The lack of research coverage may adversely affect the market price of our common stock. The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about us or our business, and our failure to achieve analyst earnings estimates. It may be difficult for companies such as ours, with smaller market capitalizations, to attract securities analysts that will cover our common stock. If one or more of the analysts who elects to cover us downgrades our stock, our stock price would likely decline rapidly. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

We have not paid dividends in the past and do not expect to pay dividends in the future.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business, and therefore, we do not anticipate paying cash dividends in the foreseeable future. Any future determination related to the payment of dividends will be made at the discretion of our Board of Directors and will depend on, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our Board of Directors may deem relevant. In addition, as a holding company, our ability to pay dividends, if any, will be dependent upon cash dividends and distributions or other transfers from our subsidiaries, including AAC. Payments to us by our subsidiaries will be contingent upon their respective earnings and subject to any limitations on the ability of such entities to make payments or other distributions to us. Our subsidiaries, including our direct operating subsidiary, AAC, are separate and distinct legal entities and have no obligation to make any funds available to us. Additionally, the terms of our Credit Facility impose restrictions on our ability to declare and pay dividends. If we do not pay dividends, a return on your investment will only occur if our stock price appreciates.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that they may occur, may depress the market price of our common stock.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that substantial sales may be made, could cause the market price of our common stock to decline. The lock-up agreements to be delivered by our executive officers, directors and certain of our stockholders provide that the underwriters, acting jointly and in their discretion, may release those parties, at any time, or from time to time, and without notice, from their obligation not to dispose of shares of common stock for a period of 180 days after the date of this prospectus. The underwriters do not have any pre-established conditions to waiving the terms of the lock-up agreements, and any decision by them to waive those conditions would depend on a number of factors, which may include market conditions, the performance of the common stock in the market and our financial condition at that time.

Based on the number of shares of common stock outstanding as of                     , 2014, upon completion of this offering,             shares of our common stock will be outstanding. All of the shares sold in this offering will be freely transferable unless held by an affiliate of ours. The lock-up agreements between the underwriters and our directors, executive officers and those stockholders participating in the Private Share Exchange and directed share program will expire 180 days after the date of this prospectus, at which time all of the shares of our common stock will be freely transferable subject to compliance with the provisions of Rule 144. See “Shares

Eligible for Future Sale—Lock-up Agreements.” Our affiliates must comply with the volume, manner of sale, holding period and other limitations of Rule 144. As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. Any substantial sale of common stock pursuant to any resale registration statements or Rule 144 may have an adverse effect on the market price of our common stock by creating an excessive supply.

We intend to file a registration statement on Form S-8 to register the 1,000,000 shares reserved for issuance under our 2014 Equity Incentive Plan. The registration statement will become effective when filed, and, subject to applicable lock-up agreements, if any, these shares may be resold without restriction in the public marketplace. For a more detailed description, please see the section of this prospectus entitled “Shares Eligible for Future Sale—Equity Incentive Plans.”

We intend to file a registration statement on Form S-4 to register the 630,886 shares that we expect to issue pursuant to our short-form merger with AAC following the completion of this offering, whereby the legacy holders who did not participate in the Private Share Exchange, representing 6.4% of the outstanding common stock of AAC, would be entitled to receive Holdings shares on a one-for-one basis. When the registration is declared effective by the SEC, subject to applicable lock-up agreements, if any, these shares may be resold without restriction in the public marketplace. For a more detailed description, please see the section of this prospectus entitled “Shares Eligible for Future Sale—Short-Form Merger.”

New investors in our common stock will experience immediate and substantial dilution after this offering.

If you purchase shares of our common stock in this offering, you will experience immediate dilution of $             per share, based on the mid-point of the range on the cover of this prospectus, because the price that you pay will be substantially greater than the adjusted pro forma net tangible book value per share of common stock that you acquire. This dilution is due in large part to the fact that many of our earlier investors paid substantially less than the price of the shares being sold in this offering when they purchased their shares of our capital stock. In addition, in the future we may decide to convert our operating company into a limited liability company and use common units in our operating company as currency to acquire facility properties, which could result in stockholder dilution or limit our ability to sell such properties, which could have a material adverse effect on us. See the section entitled “Dilution” in this prospectus for a more detailed description of this dilution.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. We intend to apply for listing of our common stock on the NYSE; however, an active trading market for our shares may never develop or be sustained following this offering. Accordingly, you may not be able to sell your shares quickly or at the market price if trading in our stock is not active.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this prospectus that are forward-looking statements within the meaning of the federal securities laws. Some of the statements under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus may contain forward-looking statements that reflect our current views with respect to, among other things, future events and financial performance. Likewise, our pro forma financial statements and anticipated market conditions and results of operations are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “may,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these words. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include, without limitation:

•	our inability to operate certain key treatment facilities or our corporate office;

•	our reliance on our sales and marketing program to continuously attract and enroll clients to our network of facilities;

•	our dependence on payments by third-party payors with whom we are considered an “out-of-network” provider;

•	the impact of an increase in uninsured and underinsured clients or the deterioration in the collectability of the accounts of such clients;

•	a reduction in reimbursement rates by certain third-party payors that account for a significant portion of our revenues;

•	our failure to successfully achieve growth through acquisitions and de novo expansions;

•	the impact of governmental regulations on our operations and potential governmental investigations and claims or lawsuits or other claims brought against us by others;

•	the impact of competition and its potential effect on census volume and the availability or cost of attracting and retaining talented medical support staff;

•	our failure to obtain necessary outside financing on favorable terms or at all;

•	our ability to meet our debt obligations and the impact of the restrictive covenants in our Credit Facility;

•	our dependence on key management personnel;

•	our failure to comply with extensive laws and government regulations impacting our industry;

•	the impact of legislative and regulatory initiatives relating to privacy and security of client health information and standards for electronic transactions;

•	the impact of recent healthcare reform;

•	the impact of state efforts to regulate the construction or expansion of healthcare facilities on our ability to operate and expand our operations;

•	the fact that our directors, executive officers and principal stockholders will continue to have substantial control over us after this offering;

•	the fact that we have not previously been required to comply with regulatory requirements applicable to publicly-traded companies;

•	the impact of market volatility and the initiation or lack of security analyst coverage on the market price of our common stock;

•	general economic conditions; and

•	the other risks described under the heading “Risk Factors.”

The factors identified above should not be construed as an exhaustive list of factors that could affect our future results and should be read in conjunction with the other cautionary statements that are included in this prospectus. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future about which we cannot be certain.

As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We do not undertake to update any of the forward-looking statements after the date of this prospectus except to the extent required by applicable securities laws.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of              shares of common stock in this offering will be approximately $         million, assuming an initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease, as applicable, our expected net proceeds from this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds from this offering will be approximately $         million, assuming an initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds to repay approximately $         million of outstanding indebtedness, consisting of the outstanding balance of approximately $         million on our revolving line of credit and a term loan of approximately $1.8 million that we assumed and refinanced in connection with the BHR Acquisition, and the remaining net proceeds for working capital and other general corporate purposes. In addition, we may use a portion of the net proceeds of this offering to finance future potential acquisitions and de novo facility developments. We may allocate funds from other sources to fund some or all of these activities.

Pending these uses, we plan to invest the remaining net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

As of March 31, 2014, the interest rate on our revolving line of credit, which is available for general corporate purposes and matures on April 1, 2015, was 2.75%. As of March 31, 2014, the interest rate under the term loan, which matures on April 15, 2015, was 5.0%. The original proceeds from the term loan were used to repay a loan of a BHR subsidiary, Greenhouse Real Estate, LLC.

An affiliate of Wells Fargo Securities, LLC, an underwriter in this offering, is the lender under our Credit Facility and may receive more than 5% of the net proceeds from this offering. Accordingly, Wells Fargo Securities, LLC may be deemed to have a “conflict of interest” with us within the meaning of Rule 5121 of the Conduct Rules of FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of Rules 5110 and 5121 of the Conduct Rules regarding the underwriting of securities of a company with a member that has a conflict of interest within the meaning of those rules. William Blair & Company, L.L.C. has agreed to serve as a “qualified independent underwriter” as defined by FINRA and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part. Wells Fargo Securities, LLC will not execute sales in discretionary accounts without the prior written specific approval of its customers. For more information, see “Underwriting—Conflict of Interest.”

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our Board of Directors and will depend on, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our Board of Directors may deem relevant. In addition, as a holding company, our ability to pay dividends, if any, will be dependent upon cash dividends and distributions or other transfers from our subsidiaries, including AAC. Payments to us by our subsidiaries will be contingent upon their respective earnings and subject to any limitations on the ability of such entities to make payments or other distributions to us. Our subsidiaries, including our direct operating subsidiary, AAC, are separate and distinct legal entities and have no obligation to make any funds available to us. Additionally, the terms of our Credit Facility impose restrictions on our ability to declare and pay dividends. If we do not pay dividends, a return on your investment will only occur if our stock price appreciates.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of March 31, 2014:

•	on an actual basis;

•	on a pro forma basis to give effect to the transactions described under “Unaudited Pro Forma Consolidated Financial Statements” (the “Pro Forma Adjustments”); and

•	on a pro forma as adjusted basis to give further effect to the sale of shares of our common stock in this offering by us at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) and the application of the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, to repay approximately $ million of outstanding indebtedness.

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Selected Historical and Pro Forma Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2014
	Actual (unaudited)	Pro Forma	Pro Forma as Adjusted(1)
	(amounts in thousands, except share and per share data)
Cash and cash equivalents	$4,340	$9,077	$

Debt, including current portion:
Notes payable (variable interest entities)	$23,070	$—	$
Subordinated notes payable (non-related party)	689	689
Other non-related party debt	3,820	28,649
Related party debt	4,386	4,386
Revolving line of credit	13,050	13,050

Total long term debt, including current portion	45,015	46,774

Total mezzanine equity (including noncontrolling interest)(2)	12,267	7,739

Stockholders’ equity (including noncontrolling interest):
Holdings common stock, $0.001 par value per share, 70,000,000 shares authorized, no shares issued and outstanding, actual; 9,762,076 shares issued and outstanding, pro forma; and shares issued and outstanding, pro forma as adjusted	—	11
Holdings common stock, 12,150 shares subscribed, net of subscription receivable of $33	—	67
AAC common stock, $0.001 par value per share, 15,000,000 shares authorized, 2,919,640 shares issued and 2,452,002 outstanding, actual; no shares issued and outstanding, pro forma; and shares issued and outstanding, pro forma as adjusted	3	—
AAC common stock, 12,150 shares subscribed, net of subscription receivable of $33	67	—
Additional paid-in capital	14,185	17,766
AAC treasury stock	(3,671)	—
Retained earnings	3,379	3,379
Noncontrolling interest(3)	2,556	2,866

Total stockholders’ equity (including noncontrolling interest)	16,519	24,089

Total capitalization	$73,801	$78,602	$

(1) A $1.00 increase or decrease in the assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our cash and cash equivalents and total stockholders’ equity by approximately $     million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(2) The pro forma column for total mezzanine equity includes 37,174 shares of AAC common stock that were not exchanged for shares of Holdings common stock and are classified as noncontrolling interest within mezzanine equity. For additional discussion of mezzanine equity, see Note 11 to our audited financial statements included elsewhere in this prospectus.

(3) Noncontrolling interest represents the equity of BHR and the Professional Groups (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidation of VIEs”) that we do not own as well as 599,051 actual and 599,051 pro forma shares of AAC common stock that were not exchanged for shares of Holdings common stock and are classified in permanent equity.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book value of our common stock as of March 31, 2014 was $10.2 million, or $1.05 per share, based on the 9,733,285 shares of common stock outstanding, including 7,281,283 shares classified as mezzanine equity, as of March 31, 2014. Historical net tangible book value per share is determined by dividing the number of shares of common stock outstanding as of March 31, 2014 into our total net tangible assets (total assets less intangible assets) less total liabilities and noncontrolling interest.

Investors participating in this offering will incur immediate, substantial dilution. After giving effect to the sale of common stock offered by us in this offering at an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2014 would have been approximately $             million, or approximately $             per share of common stock. This represents an immediate increase in as adjusted net tangible book value of $             per share to existing stockholders, and an immediate dilution of $             per share to investors participating in this offering.

The following table illustrates this per share dilution to investors participating in this offering:

Assumed initial public offering price per share	$
Historical net tangible book value per share as of March 31, 2014		1.05
Increase in pro forma net tangible book value per share attributable to this offering
Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors in this offering	$

A $1.00 increase or decrease in the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, our as adjusted net tangible book value per share after this offering by $             and the dilution in pro forma as adjusted net tangible book value to investors participating in this offering by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full to purchase              additional shares of common stock in this offering, our as adjusted net tangible book value per share after this offering would be $             per share, the increase in the net tangible book value per share to existing stockholders would be $             per share and the dilution to investors participating in this offering would be $             per share.

The following table summarizes, on a pro forma basis as of March 31, 2014 as adjusted for the Reorganization Transactions and the related financing transactions, the differences between the number of shares of common stock purchased from us by officers, directors and affiliated persons during the past five years (“Existing Stockholders”) and by new investors participating in this offering, the total consideration and the average price per share paid to us by Existing Stockholders and by investors participating in this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus):

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing Stockholders			%	$		%	$
New Investors

Total		100.0%		$	100.0%		$

A $1.00 increase or decrease in the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, total consideration paid to us by investors participating in this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by Existing Stockholders will be reduced to     % of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to             , or     % of the total number of shares of common stock to be outstanding after this offering.

The number of shares in the table above excludes, as of March 31, 2014, 1,000,000 shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, which we have adopted in connection with this offering, and 630,886 shares of common stock that we plan to issue in connection with the subsidiary short-form merger with AAC subsequent to this offering.

We may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that new options are issued under our equity incentive plans or we issue additional shares of common stock, other equity securities or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Holdings was formed in the first quarter of 2014 and completed the Reorganization Transactions in April 2014, which included the Private Share Exchange, the BHR Acquisition and the CRMS Acquisition. As a result of the Reorganization Transactions, Holdings now owns (i) 93.6% of the outstanding common stock of AAC, (ii) 100% of the outstanding common membership interests in BHR, which represents 100% of the voting rights in BHR, and (iii) 100% of the outstanding membership interests in CRMS. To help fund or facilitate the Reorganization Transactions, the following additional financing transactions were undertaken in 2014 prior to or in connection with the Reorganization Transactions: (i) AAC sold 471,843 shares of its common stock in a private placement to certain accredited investors from February 2014 through April 2014, with net proceeds of $6.0 million, (ii) BHR sold 8.5 Series A Preferred Units to certain accredited investors in January and February 2014 with net proceeds of $0.4 million, (iii) BHR redeemed all of the outstanding 36.5 Series A Preferred Units from certain accredited investors in April 2014 and (iv) BHR sold 160 new Series A Preferred Units to an accredited investor in April 2014 with net proceeds of $7.7 million. The financing transactions that occurred in February and March 2014 are reflected in AAC’s consolidated financial statements as of and for the three months ended March 31, 2014 and are reflected as pro forma adjustments in the unaudited pro forma consolidated statement of income for the year ended December 31, 2013. For additional information related to the Reorganization Transactions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following unaudited pro forma consolidated balance sheet as of March 31, 2014 gives effect to (i) a private placement of common stock by AAC to certain accredited investors in April 2014, (ii) the redemption of Series A Preferred Units of BHR in April 2014, (iii) the sale of Series A Preferred Units by BHR in April 2014, (iv) the Private Share Exchange, (v) the completion of the BHR Acquisition and (vi) this offering and the application of the net proceeds therefrom to repay approximately $             million of outstanding indebtedness, as if each had been consummated on March 31, 2014. The following unaudited pro forma consolidated statement of income for the year ended December 31, 2013 also gives effect to (i) the consolidation of Greenhouse Real Estate, LLC, (ii) the Reorganization Transactions and the financing transactions related to the Reorganization Transactions and (iii) this offering and our intended use of proceeds therefrom described in “Use of Proceeds,” as if each had been consummated on January 1, 2013. It does not include (i) any adjustments for Concorde Real Estate, LLC, a subsidiary of BHR, as its results of operations are included in the historical financial results for the entire year, (ii) any adjustments for The Academy Real Estate, LLC, a subsidiary of BHR, as its results of operations are included in the historical financial results for the entire period of existence during 2013 and (iii) the effect of the acquisition of the membership interests in CRMS as CRMS does not meet the definition of a business under applicable regulations. The following unaudited pro forma condensed consolidated statement of income for the three months ended March 31, 2014 also gives effect to the (i) Reorganization Transactions and the financing transactions related to the Reorganization Transactions and (ii) this offering and our intended use of proceeds therefrom described in “Use of Proceeds,” as if each had been consummated on January 1, 2013. It does not include (i) any adjustments for Greenhouse Real Estate, LLC, Concorde Real Estate, LLC and The Academy Real Estate, LLC, each of which is a subsidiary of BHR, as their results of operations are included in the historical financial results for the entire three months and (ii) the effect of the acquisition of the membership interests of CRMS as CRMS does not meet the definition of a business under applicable regulations. The notes to the unaudited pro forma consolidated financial statements describe the pro forma amounts and adjustments presented.

The pro forma adjustments reflecting the completion of the BHR Acquisition are based upon accounting for the acquisition of BHR as an acquisition of additional ownership interests in a variable interest entity that does not result in a change of control of that subsidiary, as BHR was already being consolidated as a variable interest entity in accordance with ASC 810 (Consolidation) and upon the assumptions set forth in the notes included in this section. These unaudited pro forma consolidated financial statements should be read in conjunction with the accompanying notes. The pro forma statements are primarily based on, and should also be read in conjunction with, (i) AAC’s consolidated financial statements and accompanying notes as of and for the year ended December 31, 2013, (ii) AAC’s unaudited condensed consolidated financial statements and accompanying notes as of and for the three months ended March 31, 2014 and (iii) Greenhouse Real Estate, LLC’s Historical Statement of Revenues and Certain Direct Operating Expenses for the period from January 1, 2013 to October 7, 2013, all of which are included elsewhere in this prospectus. The separate financial statements of AAC Holdings, Inc. are not being presented because we consider such entity a “business combination related shell company” under Regulation S-X. Holdings was created for the sole purpose of completing the Reorganization Transactions and did not have any assets as of December 31, 2013 or March 31, 2014. As a result, the complete financial statements of American Addiction Centers, Inc. and its consolidated subsidiaries are being presented.

The unaudited pro forma consolidated financial statements are presented for informational purposes only and do not reflect future events that may occur after the foregoing transactions or any operating efficiencies or inefficiencies that may result from the transactions. Therefore, the unaudited pro forma consolidated financial statements are not necessarily indicative of results that would have been achieved had the businesses been consolidated during the period presented or the results that we will experience after the transactions are consummated. In addition, the preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are preliminary and have been made solely for purposes of developing these unaudited pro forma consolidated financial statements. Actual results could differ, perhaps materially, from these estimates and assumptions.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2013

	American Addiction Centers, Inc.	Greenhouse Real Estate, LLC for the Period January 1, 2013 to October 7, 2013	Pro Forma Adjustments		Pro Forma	This Offering		AAC Holdings, Inc. Pro Forma as Adjusted
	(in thousands, except share and per share amounts)
Income Statement Data:
Revenues	$115,741	$1,265	$(1,265)	(a)	$115,741	$		$
Operating expenses:
Salaries, wages and benefits	46,856	—	—		46,856
Advertising and marketing	13,493	—	—		13,493
Professional fees	10,277	13	—		10,290
Client related services	7,986	—	—		7,986
Other operating expenses	11,615	—	—		11,615
Rents and leases	4,634	—	(1,265)	(a)	3,369
Provision for doubtful accounts	10,950	—	—		10,950
Litigation settlement	2,588	—	—		2,588
Restructuring	806	—	—		806
Depreciation and amortization	3,003	125	65	(b)	3,193

Total operating expenses	112,208	138	(1,200)		111,146

Income (loss) from operations	3,533	1,127	(65)		4,595
Interest expense	1,390	388	87	(c)	1,865		(i)
							(j)
Other expense, net	36	—	—		36

Income (loss) before income tax expense	2,107	739	(152)		2,694
Income tax expense	615	—	211	(d)	1,325		(k)
			499	(e)

Net income (loss)	1,492	739	(862)		1,369
Less: net (income) loss attributable to noncontrolling interest	(706)	(739)	2,093	(f)	563
			(85)	(g)

Net income attributable to American Addiction Centers, Inc.	786	—	1,146		1,932
Deemed contribution – redemption of Series B Preferred	1,000	—	—		1,000
Less: dividend to BHR Series A Preferred Unit holder	—	—	(960)		(960)

Net income available to American Addiction Centers, Inc. common stockholders	$1,786	$—	$186		$1,972	$		$

Earnings per share:
Basic	$0.20	$—	$—		$0.21	$		$

Diluted	$0.20	$—	$—		$0.21	$		$

Weighted-average shares outstanding:
Basic	8,819,062	—	357,617	(h)	9,176,679		(l)
Diluted	9,096,660	—	357,617	(h)	9,454,277		(l)

See accompanying notes to unaudited pro forma consolidated financial statements.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2014

	American Addiction Centers, Inc.	Pro Forma Adjustments			Pro Forma	This Offering			AAC Holdings, Inc. Pro Forma as Adjusted
	(in thousands, except share and per share amounts)
Income Statement Data:
Revenues	$30,083	—			$30,083	$			$
Operating expenses:
Salaries, wages and benefits	11,544	—			11,544
Advertising and marketing	3,290	—			3,290
Professional fees	2,497	—			2,497
Client related services	2,457	—			2,457
Other operating expenses	2,723	—			2,736
Rents and leases	470	—			470
Provision for doubtful accounts	4,173	—			4,173
Depreciation and amortization	1,077	—			1,077

Total operating expenses	28,231	—			28,231

Income from operations	1,852	—			1,852
Interest expense	354	—			354		(f	)
							(g	)
Other expense, net	42	—			42

Income (loss) before income tax expense	1,456	—			1,456
Income tax expense	615	(17)	(a	)	723		(h	)
		125	(b	)

Net income (loss)	841	(108)			733
Less: net (income) loss attributable to noncontrolling interest	178	(346)	(c	)	(216)
		(48)	(d	)

Net income attributable to American Addiction Centers, Inc.	1,019	(502)			517
Less: dividend to BHR Series A Preferred Unit holder	—	(240)			(240)

Net income available to American Addiction Centers, Inc. common stockholders	$1,019	$(742)			$277	$			$

Earnings per share:
Basic	$0.11	$—			$0.03	$			$

Diluted	$0.11	$—			$0.03	$			$

Weighted-average shares outstanding:
Basic	9,175,580	240,792	(e	)	9,416,372		(i	)
Diluted	9,225,073	240,792	(e	)	9,465,865		(i	)

See accompanying notes to unaudited pro forma consolidated financial statements.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2014

	American Addiction Centers, Inc.	Financing Transactions		Private Share Exchange		BHR Acquisition		Pro Forma	This Offering			AAC Holdings, Inc. Pro Forma as Adjusted
	(in thousands)
Assets
Current assets:
Cash	$4,340	$—		$—		$(3,000)	(jj)	$9,077	$	(nn	)	$
		1,825	(aa)
		(1,825)	(bb)
		7,737	(cc)
Accounts receivable, net of allowances	26,576	—		—		—		26,576
Deferred tax asset	751	—		—		14	(kk)	765
Notes and other receivables—related party	664	—		—		—		664
Prepaid expenses and other current assets	2,727	—		—		—		2,727

Total current assets	35,058	7,737		—		(2,986)		39,809
Property and equipment, net	39,702	—		—		—		39,702
Goodwill	10,863	—		—		—		10,863
Intangible assets, net	3,345	—		—		—		3,345
Other assets	589	—		—		—		589

Total assets	$89,557	$7,737		$—		$(2,986)		$94,308

Liabilities, mezzanine equity and stockholders’ equity
Current liabilities:
Accounts payable	$3,119	$—		$—		$—		$3,119	$			$
Accrued liabilities	10,412	—		—		—		10,412
Current portion of long-term debt	16,981	—		—		341	(ll)	17,322
Current portion of long-term debt – related party	813	—		—		—		813

Total current liabilities	31,325	—		—		341		31,666
Deferred tax liabilities	2,092	—		—		(50)	(kk)	2,042
Long-term debt, net of current portion	23,648	—		—		1,418	(ll)	25,066
Long-term debt – related party, net of current portion	3,573	—		—		—		3,573
Other long-term liabilities	133	—		—		—		133

Total liabilities	60,771	—		—		1,709		62,480
Mezzanine equity including noncontrolling interest
Common stock	10,442	—		(10,440)	(dd)	—		—
				(2)	(ee)
Noncontrolling interest–Series A Preferred	—	7,737	(cc)	—		—		7,737
Noncontrolling interest	1,825	—		2	(ee)	—		2
		(1,825)	(bb)

Total mezzanine equity including noncontrolling interest	12,267	5,912		(10,440)		—		7,739
Stockholders’ equity including noncontrolling interest
Common stock	3	—		(3)	(ff)	—		—
Common stock subscribed, net of subscription receivable	67	—		(67)	(gg)	—		—
Common stock AAC Holdings, Inc.	—	—		3	(ff)	1	(mm)	11		(nn	)
				7	(dd)
Common stock subscribed, net of subscription receivable AAC Holdings, Inc.	—	—		67	(gg)	—		67
Additional paid-in capital	14,185	1,825	(aa)	10,433	(dd)	(1)	(mm)	17,766		(nn	)
				(3,988)	(hh)	702	(kk)
				(3,671)	(ii)	(1,759)	(ll)
						40	(mm)
Treasury stock, at cost	(3,671)	—		3,671	(ii)	—		—
Retained earnings	3,379	—		—		—		3,379
Noncontrolling interest	2,556	—		3,988	(hh)	(3,000)	(jj)	2,866
						(638)	(kk)
						(40)	(mm)

Total stockholders’ equity including noncontrolling interest	16,519	1,825		10,440		(4,695)		24,089

Total liabilities, mezzanine equity and stockholders’ equity	$89,557	$7,737		$—		$(2,986)		$94,308	$			$

See accompanying notes to unaudited pro forma consolidated financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma consolidated statement of income and unaudited pro forma consolidated balance sheet do not include any adjustments for the following:

•	Concorde Real Estate, LLC, a subsidiary of BHR, as its results of operations are included in the historical financial results for the entire year as it has been consolidated as a variable interest entity (“VIE”) since June 27, 2012.

•	The Academy Real Estate, LLC, a subsidiary of BHR, as its results of operations are included in the historical financial results for the entire period of its existence during 2013.

•	The effects of the CRMS Acquisition as CRMS’s only revenue stream is with AAC and upon completion of the acquisition CRMS will no longer have revenues. Accordingly, CRMS does not meet the definition of a business under Regulation S-X Rule 11-01(d).

Additionally, Greenhouse Real Estate, LLC, a subsidiary of BHR, is not included in the historical balance sheet as of March 31, 2014 and in the historical results of operations for the three months ended March 31, 2014 as we consolidate it as an VIE since October 8, 2013.

Note 1—Unaudited Pro Forma Consolidated Statement of Income Adjustments for the Year Ended December 31, 2013

The unaudited pro forma consolidated statement of income for the year ended December 31, 2013 gives effect to the adjustments described below relating to the initial VIE consolidation of Greenhouse Real Estate, LLC, a subsidiary of BHR, accounted for as a business combination, and the Reorganization Transactions, the financing transactions related to the Reorganization Transactions and this offering and the use of proceeds therefrom as described in “Use of Proceeds,” as if each had been consummated on January 1, 2013.

(a)	Reflects the elimination of historical rental revenues received by Greenhouse Real Estate, LLC and paid by the Company.

(b)	Reflects additional depreciation expense for the period from January 1 to October 7, 2013 attributable to recording the assets of Greenhouse Real Estate, LLC at fair value on October 8, 2013, the date on which Greenhouse Real Estate, LLC became a consolidated VIE.

(c)	Reflects additional interest expense related to the $1.8 million term loan, which bears interest at 5.0% per annum, assumed and refinanced by us in connection with the BHR Acquisition from the individuals who collectively owned 100% of the common membership interests of BHR prior to the BHR Acquisition. Our Credit Facility requires us to repay this loan in full with proceeds from this offering (see adjustment (j) below).

(d)	Reflects the estimated income tax expense, at an effective income tax rate of 36.0%, on (i) Greenhouse Real Estate, LLC income for the period from January 1, 2013 through October 7, 2013, (ii) the pro forma adjustments related to Greenhouse Real Estate, LLC for the period from January 1, 2013 through October 7, 2013 as set forth in adjustments (a) through (c) above and (iii) the pro forma adjustment related to the income attributable to shares of AAC common stock that were not exchanged for shares of Holdings common stock in the Private Share Exchange and classified in mezzanine equity. The historical results of Greenhouse Real Estate, LLC do not include a provision for income tax expense as the LLC is a flow-through entity for tax purposes and AAC was not a member of the LLC.

(e)	Reflects the estimated income tax expense, at an income tax rate of 36.0%, on $1.4 million of net income of the BHR subsidiaries included in the historical results of AAC. The historical results of BHR do not include a provision for income tax expense as BHR is a flow-through entity for tax purposes and AAC was not a member of BHR.

(f)	Reflects the elimination of the noncontrolling interest as a result of the BHR Acquisition. The Series A Preferred Unit holder does not have any rights to the income of BHR other than the payment of the 12% per annum preferred return. The net loss (income) attributable to noncontrolling interest in the “Pro Forma” column represents the net loss of the professional groups with which our treatment facilities have management services arrangements. For additional information related to these professional groups, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidation of VIEs” included elsewhere in this prospectus.

(g)	Reflects the income attributable to shares of AAC common stock that were not exchanged for Holdings common stock and classified in mezzanine equity.

(h)	Reflects (i) the sale of 471,843 shares of AAC common stock to certain accredited investors from February through April 2014, (ii) the issuance of 521,999 shares of Holdings common stock in connection with the BHR Acquisition and (iii) the deduction of the 636,225 shares of AAC common stock not exchanged for Holdings shares in the Private Share Exchange as presented in the table included in Note 3—Unaudited Pro Forma Consolidated Balance Sheet Adjustments.

(i)	Reflects the elimination of the historical interest expense on our Credit Facility for 2013. The outstanding balance of the revolving line will be paid down with proceeds from this offering.

(j)	Reflects the elimination of the pro forma interest expense on the $1.8 million term loan with a financial institution assumed in connection with the BHR Acquisition that will be repaid in full with proceeds from this offering.

(k)	Reflects the estimated tax impact of the elimination of interest expense as described in (i) and (j) above.

(l)	Reflects the sale of shares of Holdings common stock in connection with this offering.

Note 2—Unaudited Pro Forma Consolidated Statement of Income Adjustments for the Three Months Ended March 31, 2014

The unaudited pro forma consolidated statement of income for the three months ended March 31, 2014 gives effect to the adjustments described below relating to the Reorganization Transactions, the financing transactions related to the Reorganization Transactions and this offering and the use of proceeds therefrom as described in “Use of Proceeds,” as if each had been consummated on January 1, 2013.

(a)	Reflects the estimated income tax expense, at an effective income tax rate of 36.0%, on the pro forma adjustment related to the income attributable to shares of AAC common stock that were not exchanged for shares of Holdings common stock in the Private Share Exchange and classified in mezzanine equity.

(b)	Reflects the estimated income tax expense, at an income tax rate of 36.0%, on $0.3 million of net income of the BHR subsidiaries included in the historical results of AAC. The historical results of BHR do not include a provision for income tax expense as BHR is a flow-through entity for tax purposes and AAC was not a member of BHR prior to the BHR Acquisition.

(c)	Reflects the elimination of the noncontrolling interest as a result of the BHR Acquisition. The Series A Preferred Unit holder does not have any rights to the income of BHR other than the payment of the 12% per annum preferred return. The net loss (income) attributable to noncontrolling interest in the “Pro Forma” and “AAC Holdings, Inc. Pro Forma as Adjusted” columns represent the net loss of the professional groups with which our treatment facilities have management services arrangements. For additional information related to these professional groups, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidation of VIEs” included elsewhere in this prospectus.

(d)	Reflects the income attributable to the shares of AAC common stock that were not exchanged for shares of Holdings common stock in the Private Share Exchange and classified in mezzanine equity.

(e)	Reflects (i) the sale of 143,017 shares of AAC common stock to certain accredited investors in April 2014, (ii) the addition of 212,001 shares of AAC common stock to fully reflect the 328,826 shares of AAC common stock sold to certain accredited investors in February and March 2014 as outstanding for the entire quarter (116,826 shares were included in the historical column of the weighted-average shares outstanding), (iii) the issuance of 521,999 shares of Holdings common stock in connection with the BHR Acquisition and (iv) the deduction of the 636,225 shares of AAC common stock not exchanged for Holdings shares in the Private Share Exchange as presented in the table included in Note 3—Unaudited Pro Forma Consolidated Balance Sheet Adjustments.

(f)	Reflects the elimination of the historical interest expense on our Credit Facility for 2014. The outstanding balance of the revolving line will be paid down with proceeds from this offering.

(g)	Reflects the elimination of the pro forma interest expense on the $1.8 million term loan with a financial institution assumed in connection with the BHR Acquisition that will be repaid in full with proceeds from this offering.

(h)	Reflects the estimated tax impact of the elimination of interest expense as described in (f) and (g) above.

(i)	Reflects the sale of shares of Holdings common stock in connection with this offering.

Note 3—Unaudited Pro Forma Consolidated Balance Sheet Adjustments

The unaudited pro forma consolidated balance sheet as of March 31, 2014 gives effect to the transactions below as if each had occurred on March 31, 2014. To facilitate the Reorganization Transactions, several financing transactions were undertaken in 2014 prior to or in connection with the Reorganization Transactions. The following pro forma adjustments also reflect the effects of those financing transactions that occurred subsequent to March 31, 2014 as if each had occurred on March 31, 2014.

(aa)	Reflects the sale of 143,017 shares of AAC common stock to certain accredited investors at $12.76 per share in April 2014 pursuant to a private placement, with net proceeds to AAC of $1.8 million. In determining the fair value of the AAC common stock, we reviewed an independent third party valuation report, which determined the implied equity value of AAC using a discounted cash flow analysis, a comparison to a selection of precedent merger and acquisition transactions and a comparison to publicly held companies. For additional information related to this transaction and our determination of the fair value of AAC common stock, see Note 18 to our audited financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock-Based Compensation Expense” included elsewhere in this prospectus.

(bb)	Reflects the redemption by BHR of 36.5 Series A Preferred Units in April 2014 for $1.8 million.

(cc)	Reflects the sale by BHR in April 2014 of 160 Series A Preferred Units, valued at $50,000 per unit, to Alcentra, with proceeds to BHR of $7.7 million, net of issuance costs of $0.3 million. For additional information related to the Series A Preferred Units, see adjustment (aa) above and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financing Relationships—BHR Preferred Equity” included elsewhere in this prospectus. See Note 18 to our audited financial statements included elsewhere in this prospectus for additional information related to this transaction.

The following table and adjustments described in (dd) through (ii) below relate to the Private Share Exchange completed on April 15, 2014, whereby shares of the outstanding common stock of AAC were exchanged on a one-for-one basis for shares of Holdings common stock. The shares of AAC common stock that were not exchanged have been reclassified at their carrying value as noncontrolling interest in either mezzanine equity or stockholders’ equity based on their pre-exchange classification. The transaction between AAC and Holdings was accounted for similar to a common control transaction resulting in the assets, liabilities and equity of AAC being carried over at their historical basis. See Note 11 and Note 18 to our audited financial statements included elsewhere in this prospectus for additional information related to this transaction.

	Outstanding and Subscribed Shares Prior to the Share Exchange	Shares Exchanged	Shares Not Exchanged
Common stock classified in mezzanine equity as of March 31, 2014	7,281,283	7,244,109	37,174
Common stock classified in permanent equity as of March 31, 2014	2,452,002	1,852,951	599,051
Common stock subscribed classified in permanent equity as of March 31, 2014	12,150	12,150	—

AAC common stock outstanding and subscribed at March 31, 2014	9,745,435	9,109,210	636,225
Common shares issued in April 2014 in the private placement	143,017	143,017	—

Total	9,888,452	9,252,227	636,225
The pro forma shares exchanged does not include the following share transactions that occurred from April 1, 2014 through June 15, 2014:
Issuance of common stock in connection with the exercise of warrants	3,774	—	3,774
April 2014 restricted stock grants	52,515	52,515	—
Conversion of 2007 Plan unvested shares(1)	(71,156)	(71,156)	—
Redemptions of common stock(2)	(9,113)	—	(9,113)

Total	(23,980)	(18,641)	(5,339)

Total of all shares	9,864,472	9,233,586	630,886

(1)	At the closing of the Private Share Exchange, Holdings assumed the 2007 Plan. Immediately prior to the closing of the Private Share Exchange, 71,156 unvested shares of AAC common stock were converted into an equal number of unvested shares of Holdings common stock under the 2007 Plan on a one-for-one basis to former holders of unvested shares of AAC common stock.

(2)	For additional information related to these redemptions, see Note 18 to our audited financial statements included elsewhere in this prospectus.

(dd)	Reflects 7,244,109 shares of AAC common stock, with a carrying value of $10.4 million, that were classified as mezzanine equity and were exchanged in the Private Share Exchange on a one-for-one basis for shares of Holdings common stock.

(ee)	Reflects 37,174 shares of AAC common stock, with a carrying value of $2,000, that were classified as mezzanine equity and were not exchanged in the Private Share Exchange and are still outstanding. The carrying value of these shares has been reclassified to noncontrolling interest in mezzanine equity.

(ff)	Reflects the exchange, on a one-for-one basis, of 1,995,968 shares of AAC common stock, with a par value $0.001 per share, for shares of Holdings common stock, with a par value of $0.001 per share.

(gg)	Reflects the exchange of 12,150 shares of AAC common stock subscribed but not outstanding, on a one-for-one basis, for shares of common stock of Holdings subscribed but not outstanding.

(hh)	Reflects 599,051 shares of AAC common stock, with a carrying value of $4.0 million, classified in stockholders’ equity that were not exchanged for Holdings common stock in the Private Share Exchange. The carrying value of these shares has been reclassified to noncontrolling interest in stockholders’ equity.

(ii)	Reflects the elimination of historical treasury stock of AAC with an offsetting charge to additional paid-in capital of $3.7 million.

The following discussion and adjustments described in (jj) through (mm) below relate to the BHR Acquisition, which we consummated substantially concurrent with the Private Share Exchange. As of March 31, 2014, BHR owned 100% of the membership interests in the following entities:

•	Concorde Real Estate, LLC. In December 2011, we entered into a purchase agreement to acquire a vacant facility located in Las Vegas, Nevada for a purchase price of $4.8 million in order to relocate and expand our then current client service capacity. We funded $3.5 million of the purchase price with seller financing. In January 2012, we assigned our rights to the purchase agreement to Concorde Real Estate, LLC, at which time our CEO, President and CFO owned a controlling membership interest in Concorde Real Estate, LLC. On June 27, 2012, Concorde Real Estate, LLC refinanced the original seller financing with a term loan with a financial institution. In connection with this financing arrangement, we guaranteed the debt of Concorde Real Estate, LLC. Based on our guarantee of Concorde Real Estate, LLC’s debt and our ability to direct the activities that most significantly impact the economic performance of Concorde Real Estate, LLC, we have determined that it is a VIE and that we are the primary beneficiary. The assets and liabilities of Concorde Real Estate, LLC have been included in the consolidated financial statements since June 27, 2012. The consolidation of Concorde Real Estate, LLC was accounted for as a business combination as common control did not exist, and as such we recorded the amounts associated with Concorde Real Estate, LLC’s interests in the VIE based upon the fair value of the assets and liabilities as of June 27, 2012.

•	Greenhouse Real Estate, LLC. Greenhouse Real Estate, LLC owns the real estate that is leased to our treatment facility located in Grand Prairie, Texas. In connection with the formation of BHR, on October 8, 2013, Greenhouse Real Estate, LLC entered into a $13.2 million purchase and construction loan facility with a financial institution to refinance existing debt. The construction loan facility is guaranteed by us and by our CEO and President.

•	The Academy Real Estate, LLC. In May 2013, through our wholly owned subsidiary, The Academy Real Estate, LLC, we acquired a property located in Riverview, Florida for a purchase price of $5.8 million, of which $3.6 million was funded from a new bank loan with an existing lender.

On October 8, 2013, BHR acquired all of the membership interests in Concorde Real Estate, LLC and all of the membership interests in Greenhouse Real Estate, LLC. Based upon our guarantee of BHR’s debt and our ability to direct the activities that most significantly impact the economic performance of BHR, we determined that BHR is a VIE and that we are the primary beneficiary. Accordingly, we began consolidating BHR, which resulted in Greenhouse Real Estate, LLC being included in our consolidated financials as of October 8, 2013. The consolidation of BHR was accounted for as a business combination as common control did not exist, and as such we recorded the amounts associated with BHR’s interests in Greenhouse Real Estate, LLC based upon the fair value of the assets and liabilities as of October 8, 2013. No gain or loss was recognized as a result of this transaction.

On December 10, 2013, we sold our membership interest in The Academy Real Estate, LLC, to BHR for $3.1 million plus the assumption of the $3.6 million bank loan, which we have guaranteed. Based on our guarantee of The Academy Real Estate, LLC’s debt and our ability to direct the activities that most significantly impact the economic performance of The Academy Real Estate, LLC, we have determined that it is a VIE and that we are the primary beneficiary. Therefore, the assets and liabilities of The Academy Real Estate, LLC have been included in the consolidated financial statements since the acquisition of the Riverview, Florida property in May 2013.

The historical consolidated balance sheet as of March 31, 2014 included the following assets and liabilities of BHR: cash and cash equivalents of $0.2 million, prepaid expenses and other current assets of $0.4 million, property and equipment of $31.7 million, other assets of $0.2 million, accrued liabilities of $1.0 million, long-term debt of $26.0 million (of which $17.6 million represents the current portion) and noncontrolling interest of $5.5 million (of which $1.8 million is classified in mezzanine equity and $3.7 million is classified in stockholders’ equity). We accounted for the April 15, 2014 BHR Acquisition at BHR’s carryover basis as AAC previously accounted for the initial consolidation of Concorde Real Estate, LLC, Greenhouse Real Estate, LLC and the Professional Groups as business combinations and the initial consolidation of The Academy Real Estate, LLC as an asset purchase. The BHR Acquisition was accounted for as an acquisition of additional ownership interests in a variable interest entity that does not result in a change of control of that subsidiary, as BHR was already being consolidated as a variable interest entity in accordance with ASC 810 (Consolidation). Accordingly, only the cash paid and the assumption of the $1.8 million term loan have been reflected as pro forma adjustments, and the carrying value of BHR’s assets and liabilities previously accounted for as a business combination will not receive a step up in basis.

(jj)	Reflects the payment of $3.0 million of cash purchase price in the BHR Acquisition and a corresponding reduction in noncontrolling interest.

(kk)	Reflects the issuance of 521,999 shares of Holdings common stock with a par value of $0.001 per share ($0.1 million in common stock) with a fair market value of $13.41 per share, or $7.0 million in the aggregate in connection with the BHR Acquisition. The BHR Acquisition was accounted for as an acquisition of additional ownership interests in a variable interest entity that does not result in a change of control of that subsidiary as BHR was already being consolidated as a VIE in accordance with ASC 810 (Consolidation). Accordingly, we recognized $4.7 million of the $11.8 million in fair value of consideration transferred (consisting of $3.0 million cash consideration, the $1.8 million loan assumed and the net deferred tax assets of $0.1 million). We eliminated the noncontrolling interest attributable to BHR of $4.3 million with the excess of fair value over the carrying value of noncontrolling interest recorded as a reduction to additional paid-in capital of $0.4 million. In determining the fair value of our common stock for purposes of the BHR Acquisition and CRMS Acquisition, we considered, among other things, the valuation analyses for previous transactions in 2012 and 2013, a new valuation report prepared by an independent third party that took into account the Private Share Exchange, the CRMS Acquisition and the BHR Acquisition and the strong demand for the recent private placement of AAC common stock from February through April 2014. For additional information related to our determination of the fair value of our common stock, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock-Based Compensation Expense” included elsewhere in this prospectus.

(ll)	Reflects the assumption and refinancing by Holdings of a $1.8 million term loan from a financial institution to our CEO, President and CFO. The original proceeds from the loan were used to repay Greenhouse Real Estate, LLC loan with a financial institution, and the loan was accounted for as an additional capital contribution in BHR. The loan, which matures in April 2015, bears interest at 5.0% per annum and requires monthly principal payments of $36,000. Our Credit Facility requires us to repay this loan in full with the proceeds from this offering.

(mm)	Reflects the recognition of deferred tax assets and deferred tax liabilities in connection with the application of purchase accounting for the BHR Acquisition. The principal book-tax differences are attributable to property, equipment and depreciation, unamortized loan costs and cash to accrual adjustments. The recognition of the deferred tax assets and liabilities is preliminary and subject to change.

The following pro forma adjustment relates to this offering:

(nn)	Reflects the issuance of shares of Holdings common stock at the initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) and the estimated net proceeds of $ and a use of a portion of the proceeds to repay $ million of outstanding indebtedness. The recording of the proceeds also reflects the reclassification of offering expenses of $ out of prepaid and other current assets.

SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED

FINANCIAL AND OPERATING DATA

The following tables present AAC’s selected historical and pro forma consolidated financial and operating data as of the dates and for the periods indicated. Holdings was formed as a Nevada corporation on February 12, 2014, and acquired 93.6% of the outstanding shares of common stock of AAC prior to the consummation of this offering in connection with the Reorganization Transactions, and Holdings therefore controls AAC. Holdings has not engaged in any business or other activities except in connection with its formation and the Reorganization Transactions. Accordingly, all financial and other information herein relating to periods prior to the completion of the Reorganization Transactions is that of AAC and its consolidated subsidiaries.

The selected consolidated financial data as of and for the years ended December 31, 2012 and 2013 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data for the year ended December 31, 2011 are derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated financial data as of March 31, 2014 and for the three months ended March 31, 2013 and 2014 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The following selected consolidated financial data should be read together with our audited consolidated financial statements, unaudited condensed consolidated financial statements and accompanying notes and information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes. In the opinion of management, the interim financial data set forth below include all adjustments, consisting of normal recurring accruals, necessary to fairly present our financial position. Our historical results are not necessarily indicative of results that may be expected in the future. See Note 18 to our audited consolidated financial statements included elsewhere in this prospectus for additional information regarding the BHR Acquisition and the CRMS Acquisition and see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the anticipated impact the BHR Acquisition and the CRMS Acquisition will have on our future results of operations and financial position.

The selected unaudited pro forma financial and other data for the year ended December 31, 2013 and as of and for the three months ended March 31, 2014 have been adjusted to give effect to this offering and our intended use of proceeds from this offering and certain other transactions as described in the section titled “Unaudited Pro Forma Consolidated Financial Statements” included elsewhere in this prospectus. Specifically, the “Pro Forma as Adjusted” columns in the selected unaudited pro forma financial and other data give effect to the Reorganization Transactions, the related financing transactions and this offering and our intended use of proceeds therefrom as described in “Use of Proceeds,” in each case for the year ended December 31, 2013 and as of and for the three months ended March 31, 2014. This data is subject and gives effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The selected unaudited pro forma financial data is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the transactions and this offering been consummated on the dates indicated, and does not purport to be indicative of financial condition data or results of operations as of any future date or for any future period.

			Year Ended December 31, 2013		Three Months Ended March 31, 2013 Actual (unaudited)	Three Months Ended March 31, 2014
	Year Ended December 31,			Pro Forma as Adjusted		Actual (unaudited)	Pro Forma as Adjusted
	2011	2012	Actual
	(in thousands, except for share and per share amounts)
Income Statement Data:
Revenues	$28,275	$66,035	$115,741	$	$29,438	$30,083	$

Operating expenses:
Salaries, wages and benefits	9,171	25,680	46,856		10,911	11,544
Advertising and marketing	4,915	8,667	13,493		3,148	3,290
Professional fees	1,636	5,430	10,277		2,055	2,497
Client related services	5,791	8,389	7,986		1,897	2,457
Other operating expenses	2,448	6,384	11,615		2,806	2,723
Rents and leases	1,196	3,614	4,634		1,335	470
Provision for doubtful accounts	1,063	3,344	10,950		2,640	4,173
Litigation settlement(1)	—	—	2,588		—	—
Restructuring(2)	—	—	806		—	—
Depreciation and amortization	195	1,288	3,003		683	1,077

Total operating expenses	26,415	62,796	112,208		25,475	28,231

Income from operations	1,860	3,239	3,533		3,963	1,852
Interest expense	337	980	1,390		410	354
Other expense, net	—	12	36		(38)	42

Income before income tax expense	1,523	2,247	2,107		3,591	1,456
Income tax expense	652	1,148	615		1,352	615

Net income	871	1,099	1,492		2,239	841
Less: net loss (income) attributable to noncontrolling interest(3)	—	405	(706)		(146)	178

Net income attributable to American Addiction Centers, Inc.	871	1,504	786		2,093	1,019
Deemed contribution – redemption of Series B Preferred	—	—	1,000		1,000	—

Net income available to American Addiction Centers, Inc. common stockholders	$871	$1,504	$1,786	$	$3,093	$1,019	$

Earnings per share attributable to common stockholders(4):
Basic	$0.20	$0.19	$0.20	$	$0.36	$0.11	$

Diluted	$0.20	$0.19	$0.20	$	$0.36	$0.11	$

Weighted-average shares outstanding:
Basic	4,287,131	7,770,359	8,819,062		8,503,928	9,175,580
Diluted	4,314,051	7,869,017	9,096,660		8,566,920	9,225,073
Other Financial Information:
Adjusted EBITDA(5)	$2,055	$7,168	$11,558	$	$5,002	$3,592	$

			As of March 31, 2014
	As of December 31,		Actual (unaudited)	Pro Forma	AAC Holdings, Inc. Pro Forma as Adjusted(6)
	2012	2013
			(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$740	$2,012	$4,340	$9,077	$
Working capital	3,190	1,220	3,733	8,143
Total assets	53,598	81,638	89,557	94,308
Total debt, including current portion	25,222	43,075	45,015	46,774
Total mezzanine equity (including noncontrolling interest)(7)	11,613	11,842	12,267	7,739
Total stockholders’ equity (including noncontrolling interest)(8)	4,678	11,883	16,519	24,089

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
Operating Metrics (unaudited):
Average daily census(9)	238	339	368	371
Average daily revenue(10)	$759	$935	$889	$901
Average net daily revenue(11)	$722	$847	$809	$776
New admissions(12)	2,934	4,027	1,085	1,065
Bed count at end of period(13)	338	431	486	427

(1)	We recorded a $2.6 million reserve in the second quarter of 2013 in connection with a consolidated wage and hour class action claim. We made a payment of $2.6 million in the second quarter of 2014 to settle the matter. For additional discussion of this litigation settlement, see Note 16 to our audited financial statements included elsewhere in this prospectus.

(2)	During the first half of 2013, management adopted restructuring plans to centralize our call centers and to close the Leading Edge facility. As a result, aggregate restructuring and exit charges of $0.8 million were recognized in 2013. We did not recognize any restructuring expenses during 2012 as expenses related to the corporate relocation were not significant.

(3)	Represents the net loss (income) attributable to the noncontrolling interest in BHR (for 2012, 2013 and first quarter 2014) and the Professional Groups (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidation of VIEs” ) (for 2013 and first quarter 2014) and the net loss (income) in the Pro Forma and Pro Forma as Adjusted columns of (i) the Professional Groups and (ii) the net income attributable to the stockholders of AAC that did not exchange their shares for Holdings common stock.

(4)	After giving effect to the subsidiary short-form merger with AAC that we expect to complete subsequent to this offering, pro forma basic and diluted earnings per share attributable to common stockholders would be and , respectively, based on pro forma basic and diluted weighted-average shares outstanding of and , respectively.

(5)	Adjusted EBITDA is a “non-GAAP financial measure” as defined under the rules and regulations promulgated by the SEC. We define Adjusted EBITDA as net income adjusted for interest expense, depreciation and amortization expense, income tax expense, stock-based compensation and related tax reimbursements, litigation settlement and restructuring charges and acquisition related de novo startup expenses, which includes professional services for accounting, legal and valuation services related to the acquisitions and legal and licensing expenses related to de novo projects. Adjusted EBITDA, as presented in this prospectus, is considered a supplemental measure of our performance and is not required by, or presented in accordance with, GAAP. Adjusted EBITDA is not a measure of our financial performance under GAAP and should not be considered as an alternative to net income or any other performance measures derived in accordance with GAAP. We have included information concerning Adjusted EBITDA in this prospectus because we believe that such information is used by certain investors as a measure of a company’s historical performance. We believe this measure is frequently used by securities analysts, investors and other interested parties in the evaluation of issuers of equity securities, many of which present EBITDA and Adjusted EBITDA when reporting their results. Because Adjusted EBITDA is not determined in accordance with GAAP, it is subject to varying calculations and may not be comparable to the Adjusted EBITDA (or similarly titled measures) of other companies. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. The following table presents a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measure, for each of the periods indicated:

			Year Ended December 31, 2013		Three Months Ended March 31, 2013 Actual (unaudited)	Three Months Ended March 31, 2014
	Year Ended December 31,			Pro Forma as Adjusted		Actual (unaudited)	Pro Forma as Adjusted
	2011	2012	Actual
Net Income	$871	$1,099	$1,492	$	$2,239	$841	$
Non-GAAP Adjustments:
Interest expense	337	980	1,390		410	354
Depreciation and amortization	195	1,288	3,003		683	1,077
Income tax expense	652	1,148	615		1,352	615
Stock-based compensati on and related tax reimbursements	—	2,408	1,649		303	705
Litigation settlement	—	—	2,588		—	—
Restructuring	—	—	806		—	—
Acquisition related and de novo start-up expenses	—	245	15		15	—

Adjusted EBITDA	$2,055	$7,168	$11,558	$	$5,002	$3,592	$

(6)	Reflects the issuance of shares of Holdings common stock at the initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) and the estimated net proceeds of $ and a use of a portion of the proceeds to repay approximately $ million of outstanding indebtedness. Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(7)	For additional discussion of mezzanine equity and noncontrolling interest, see Note 11 to our audited financial statements included elsewhere in this prospectus.

(8)	Noncontrolling interest represents the equity of BHR and the Professional Groups (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidation of VIEs”) that we do not own as well as the outstanding shares of AAC common stock that were not exchanged for shares of Holdings common stock.

(9)	Includes client census at all of our owned or leased inpatient facilities, including FitRx, as well as beds obtained through contractual arrangements to meet demand exceeding capacity. For additional information about contracted beds, see “Revenues” under Note 3 to our audited financial statements included elsewhere in this prospectus.

(10)	Average daily revenue is calculated as total revenues during the period divided by the product of the number of days in the period multiplied by average daily census.

(11)	Average net daily revenue is calculated as total revenues less provision for doubtful accounts during the period divided by the product of the number of days in the period multiplied by average daily census.

(12)	Includes total client admissions for the period presented.

(13)	Bed count at end of period includes all beds at owned and leased inpatient facilities, including FitRx, but excludes contracted beds as of December 31, 2012. We did not have any contracted beds as of any other period presented. Bed count at the end of the 2012 period and the March 31, 2013 period includes 70 beds at our former Leading Edge facility, which was closed in the second quarter of 2013. For additional information regarding the closure of the Leading Edge facility, see Note 13 to our audited financial statements included elsewhere in this prospectus. In the first quarter of 2014, we added two beds at the FitRx facility to accommodate increased client census and eliminated six beds at The Academy facility as a result of an expired housing lease.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that are based upon current expectations and involve risks, assumptions and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements described in the following discussion and analysis.

Overview

General. We believe we are a leading provider of inpatient substance abuse treatment services for individuals with drug and alcohol addiction. As of March 31, 2014, we operated six substance abuse treatment facilities located throughout the United States, focused on delivering effective clinical care and treatment solutions across our 407 beds, which included 278 licensed detoxification beds. We are currently developing three facilities and have an additional property under contract that we plan to develop into a new facility. The majority of our 679 employees are highly trained clinical staff who deploy evidence-based treatment programs with structured curricula for detoxification, residential treatment, partial hospitalization and intensive outpatient care. By applying a tailored treatment program based on the individual needs of each client, many of whom require treatment for a co-occurring mental health disorder, such as depression, bipolar disorder and schizophrenia, we believe we offer the level of quality care and service necessary for our clients to achieve and maintain sobriety.

De Novo Facilities. We have completed two successful de novo development projects. In March 2012, we opened Greenhouse in a suburb of Dallas, Texas, which provided us with 70 licensed residential and detoxification beds. In January 2013, we opened Desert Hope in Las Vegas, Nevada, which provided us with 148 licensed residential and detoxification beds. We refer to these two development projects as the “De Novo Facilities.” Both facilities were extensively renovated and remodeled to convert them into high quality inpatient treatment centers, and each achieved profitability in its first year of operation. We believe we were able to quickly increase census at our De Novo Facilities through increased sales and marketing efforts prior to each facility opening. As a result of the BHR Acquisition in April 2014, we acquired ownership of the real properties on which the De Novo Facilities operate. The anticipated effect of the BHR Acquisition is reflected under “Unaudited Pro Forma Consolidated Financial Statements.”

TSN Facilities. On August 31, 2012, we acquired the outpatient treatment operations of Singer Island (65 beds in West Palm Beach, Florida), The Academy (12 beds in West Palm Beach, Florida) and Leading Edge (70 beds in Trenton, New Jersey) (collectively, the “TSN Facilities”), for an aggregate purchase price of $14.6 million (collectively, the “TSN Acquisition”). In connection with the TSN Acquisition, we issued 888,868 shares of common stock (662,452 unrestricted shares and 226,416 restricted shares at a fair value of $6.27 per share), valued collectively at $5.6 million; paid cash of $2.5 million from proceeds received from bank financing; and issued $6.5 million of subordinated notes to the sellers to fund the acquisition. The purchase agreement includes provisions that contemplate a potential purchase price adjustment at the maturity of the subordinated notes issued to the sellers in August 2015. If certain operational performance metrics are not achieved during the three-year term of the subordinated notes, we may withhold up to $1.5 million of the $4.0 million balloon payment at maturity with respect to the subordinated notes and cause the forfeiture of up to 226,416 restricted shares of AAC common stock. The TSN Acquisition provided us with a professional sales force and a network of hospitals, other treatment facilities, employers, alumni, and employee assistance programs, along with established Internet sites and toll free numbers. Collectively, these sales channels have contributed to an increase in our average monthly admissions of over 125 clients from September 2012 through March 2014. The Leading Edge facility was later closed by management in the second quarter of 2013 because management determined the amenities and service offerings at the facility were inconsistent with our long-term strategy.

Corporate Relocation. In 2012, we moved our corporate offices to Brentwood, Tennessee from Temecula, California. In 2012, we also opened a centralized call center; staffed our marketing department to transition outsourced marketing activities in-house; expanded our accounting and finance department to accommodate the financial reporting needs of a more mature, seasoned company; and added human resource, IT and operations personnel to meet the demands of our rapid growth.

Recent Developments. In April 2014, we completed the Reorganization Transactions in preparation for this offering. These included the Private Share Exchange, BHR Acquisition and CRMS Acquisition. BHR owns all the outstanding equity interests of Concorde Real Estate, LLC, Greenhouse Real Estate, LLC and The Academy Real Estate, LLC, which entities own the Desert Hope, Greenhouse and Riverview, Florida properties, respectively, and CRMS provides our client billing and collection services. For additional information related to the Reorganization Transactions, see “Unaudited Pro Forma Consolidated Financial Statements” included elsewhere in this prospectus. In May 2014, we completed the purchase of an approximately 20,000 square foot property in Las Vegas, Nevada for $2.0 million. We paid $1.9 million at closing and a $0.1 million deposit was applied to the purchase price. We intend to begin construction of an outpatient treatment facility at this location in the third quarter of 2014.

Subsequent to this offering, we expect to conduct a subsidiary short-form merger with AAC whereby the legacy holders who did not participate in the Private Share Exchange, representing 6.4% of the outstanding common stock of AAC, would be entitled to receive Holdings shares on a one-for-one basis. Upon completion of the short-form merger, Holdings would own 100% of AAC. No assurance can be given that the short-form merger will occur in a timely manner or at all.

Anticipated Obligations and Requirements with Becoming a Public Company. As a public company, we expect that we will incur significant additional costs and expenses such as increased legal and audit fees, professional fees, directors’ and officers’ insurance costs, expenses related to compliance with Sarbanes-Oxley regulations and other annual costs of doing business as a public company, including hiring additional personnel and expanding our administrative functions.

Revenues. Our revenues primarily consist of service charges related to providing addiction treatment. Our revenues also include charges related to the collection and laboratory testing of urine for controlled substances. We recognize revenues at the estimated net realizable value in the period in which services are provided. For the year ended December 31, 2013 and the three months ended March 31, 2014, approximately 90% and 91% of our revenues, respectively, were reimbursable by commercial payors, including amounts paid by such payors to clients, with the remaining revenues payable directly by our clients. Given the scale and nationwide reach of our network of substance abuse treatment facilities, we generally have the ability to serve clients located across the country from any of our facilities, which allows us to operate our business and analyze revenue on a system-wide basis rather than focusing on any individual facility. For the year ended December 31, 2013 and the three months ended March 31, 2014, no single payor accounted for more than 12.3% and 16.1% of our revenue reimbursements, respectively.

We recognize revenues from commercial payors at the time services are provided based on our estimate of the amount that payors will pay us for the services performed. We estimate the net realizable value of revenues by adjusting gross client charges using our expected realization and applying this discount to gross client charges. Through December 31, 2013, our expected realization was determined by management after taking into account historical collections received from the commercial payors since our inception compared to the gross client charges billed. Beginning in January 2014, we enhanced our methodology related to our net realizable value to more quickly react to potential changes in reimbursements by facility, by type of service and by payor. As a result, management adjusted the expected realization to reflect a twelve-month historical analysis of reimbursement data by facility in addition to considering the type of services provided, the payors and the gross client charge rates.

Our accounts receivable primarily consists of amounts due from commercial payors. The client self-pay portion is usually collected upon admission and in limited circumstances the client will make a deposit and nego-

tiate the remaining payments as part of the services. We do not recognize revenue for any amounts not collected from the client in either of these situations. From time to time we may provide free care to a limited number of clients, which we refer to as scholarships. We do not recognize revenues for scholarships provided. Included in the aging of accounts receivable are amounts for which the commercial insurance company paid out-of-network claims directly to the client and for which the client has yet to remit the insurance payment to us (which we refer to as “paid to client”). Such amounts paid to client continue to be reflected in our accounts receivable aging as amounts due from commercial payors. Accordingly, our accounts receivable aging does not provide for the distinct identification of paid to client receivables.

Operating Expenses. Our operating expenses are primarily impacted by eight categories of expenses: salaries, wages and benefits; advertising and marketing; professional fees; client related services; other operating expenses; rents and leases; provision for doubtful accounts; and depreciation and amortization.

•	Salaries, wages and benefits. We employ a variety of staff related to providing client care including case managers, therapists, medical technicians, housekeepers, cooks and drivers, among others. Our clinical salaries, wages and benefits expense is largely driven by the total number of beds in our facilities and our average daily census. We also employ a professional sales force and staff a centralized call center. Our corporate staff includes accounting, billing and finance professionals, marketing and human resource personnel, IT staff and senior management.

•	Advertising and marketing. We promote our treatment facilities through a variety of channels including television advertising, Internet search engines and Yellow Page advertising, among others. While we do not compensate our referral sources for client referrals, we do have arrangements with multiple marketing channels that we pay on a performance basis (i.e., pay per click or pay per inbound call). We also host and attend industry conferences. Our advertising and marketing efforts and expense is largely driven by the total number of available beds in our facilities.

•	Professional fees. Professional fees are comprised of various professional services used to support primarily corporate related functions. These services include client billings and collections, accounting related fees for financial statement audits and tax preparation and legal fees for, among other matters, employment, compliance and general corporate matters. These fees also consist of information technology, consulting, payroll fees and national medical director fees.

•	Client related services. Client related services consist of physician and medical services as well as client meals, pharmacy, travel, and various other expenses associated with client treatment, including the cost of contractual arrangements for the treatment of clients where the demand for services exceed our capacity. Client related services are significantly influenced by our average daily census.

•	Other operating expenses. Other operating expenses consists primarily of utilities, insurance, telecom, travel and repairs and maintenance expenses, and is significantly influenced by the total number of beds in our facilities and our average daily census.

•	Rents and leases. Rents and leases is mainly comprised of properties under various equipment and operating leases, which includes space required to perform client services and space for administrative facilities.

•

Provision for doubtful accounts. The provision for doubtful accounts represents the expense associated with management’s best estimate of accounts receivable that could become uncollectible in the future. We establish our provision for doubtful accounts based on the aging of the receivables and taking into consideration historical collection experience by facilities, services provided and respective payors’ historical reimbursements. Our primary collection risks are (i) the risk of overestimating our net revenues at the time of billing that may result in us receiving less than the recorded receivable, (ii) the risk of non-payment as a result of commercial insurance companies denying claims, (iii) the risk that clients will fail to remit insurance payments to us when the commercial insurance company pays out-of-network claims directly to the client, (iv) resource and capacity constraints that may prevent us from handling the volume of billing and collection issues in a timely manner, (v) the risk that clients do not pay us for their self-pay balance (including co-pays, deductibles and any portion of the claim not covered by insurance) and (vi) the risk of non-payment from uninsured clients. As of March 31, 2014, all accounts receivable aged greater than 365 days were fully reserved in our consolidated financial statements. In assessing the adequacy of the allowance for doubtful accounts, we rely on the results of detailed reviews of historical write-offs and recoveries (the hindsight analysis) as a primary source of information to utilize in estimating the collectability of our accounts receivable. We perform the hindsight analysis on a quarterly basis, utilizing rolling twelve-month accounts receivable collection, write-off and recovery data. We supplement this hindsight analysis with other analytical tools, including, but not limited to, historical trends in cash collections compared to net revenues less bad debt and days sales outstanding. The allowance for doubtful accounts is based on our historical collection experience, payor source, the aging of the receivables and current economic trends.

•	Depreciation and amortization. Depreciation and amortization represents the ratable use of our capitalized property and equipment, including assets under capital leases, over the estimated useful lives of the assets, and amortizable intangible assets, which are mainly comprised of trademark-related intangibles and non-compete agreements.

Key Drivers of Our Results of Operations. Our results of operations and financial condition are affected by numerous factors, including those described above under “Risk Factors” and elsewhere in this prospectus and those described below:

•	Average Daily Census. We refer to the average number of clients to whom we are providing services on a daily basis over a specific period as our “average daily census.” Our revenues are directly impacted by our average daily census, which fluctuates based on the effectiveness of our sales and marketing efforts, total number of beds, the number of client admissions and discharges in a period, average length of stay, and the ratio of clinical staff to clients.

•	Average Daily Revenue and Average Net Daily Revenue. Our average daily revenue is a per census metric equal to our total revenues for a period divided by our average daily census for the same period divided by the number of days in the period. Our average net daily revenue is a per census metric equal to our total revenues less provision for doubtful accounts for a period divided by our average daily census for the same period divided by the number of days in the period. The key drivers of average daily revenue and average net daily revenue include the mix of services and level of care that we provide to our clients during the period and payor mix. We provide a broad continuum of services including detoxification, residential treatment, partial hospitalization and intensive outpatient care, with detoxification resulting in the highest daily charges and intensive outpatient care resulting in the lowest daily charges. In addition, we have generated revenues from ancillary services associated with serving our clients.

•	Expense Management. Our profitability is directly impacted by our ability to manage our expenses, most notably salaries, wages and benefits and advertising and marketing costs, and to adjust accordingly based upon our capacity.

•	Billing and Collections. Our revenues and cash flow are directly impacted by our ability to properly verify our clients’ insurance benefits, obtain authorization for levels of care, properly submit insurance claims and manage collections.

Results of Operations

Comparison of Three Months ended March 31, 2014 to Three Months ended March 31, 2013

The following table presents our consolidated statements of income from continuing operations for the periods indicated (dollars in thousands):

	Three Months Ended March 31,
	2013 (unaudited)		2014 (unaudited)		Quarter over Quarter Increase (Decrease)
	Amount	%	Amount	%	Amount	%
Revenues	$29,438	100.0	$30,083	100.0	$645	2.2

Operating expenses
Salaries, wages and benefits	10,911	37.1	11,544	38.4	633	5.8
Advertising and marketing	3,148	10.7	3,290	10.9	142	4.5
Professional fees	2,055	7.0	2,497	8.3	442	21.5
Client related services	1,897	6.4	2,457	8.2	560	29.5
Other operating expenses	2,806	9.5	2,723	9.0	(83)	(3.0)
Rents and leases	1,335	4.5	470	1.5	(865)	(64.8)
Provision for doubtful accounts	2,640	9.0	4,173	13.9	1,533	58.1
Depreciation and amortization	683	2.3	1,077	3.6	394	57.7

Total operating expenses	25,475	86.5	28,231	93.8	2,756	10.8

Income from operations	3,963	13.5	1,852	6.2	(2,111)	(53.3)
Interest expense	410	1.4	354	1.2	(56)	(13.7)
Other expense, net	(38)	(0.1)	42	0.2	80	n/m

Income before income tax expense	3,591	12.2	1,456	4.8	(2,135)	(59.5)
Income tax expense	1,352	4.6	615	2.0	(737)	(54.5)

Net income	$2,239	7.6	$841	2.8	$(1,398)	(62.4)
Less: net loss (income) attributable to noncontrolling interest	(146)	(0.5)	178	0.6	324	n/m

Net income attributable to American Addiction Centers, Inc.	2,093	7.1	1,019	3.4	(1,074)	(51.3)
Deemed contribution — redemption of Series B Preferred	1,000	3.4	—	—	(1,000)	n/m

Net income available to American Addiction Centers, Inc. common stockholders	$3,093	10.5	$1,019	3.4	$(2,074)	(51.3)

n/m = not meaningful

Revenues

Revenues increased $0.6 million, or 2.2%, to $30.1 million for the three months ended March 31, 2014 from $29.4 million for the three months ended March 31, 2013. The increase resulted primarily from our average daily census increasing to 371 for the three months ended March 31, 2014 from 368 for the three months ended March 31, 2013, or 0.8%, and average daily revenue increasing to $901 for the three months ended March 31, 2014 from $889 for the three months ended March 31, 2013, or 2.1%. The increase in average daily revenue was primarily related to the Professional Groups, which generated $0.5 million of revenues during the three months ended March 31, 2014 compared to no revenues during the three months ended March 31, 2013, as the Professional Groups were not consolidated until October 1, 2013.

During the three months ended March 31, 2014, we experienced a decline in our collection percentage as expressed as a percentage of gross client charges. This decline was principally driven by lower than estimated collections for (i) Desert Hope for which we had limited operating history and a new commercial network agreement and (ii) laboratory revenues for which we had limited operating history. We have since instituted fur-

ther clinical placement review procedures with respect to Desert Hope to ensure maximum program benefits through the participating commercial network programs, and we have augmented our laboratory billing practices by converting billing codes, adding primary diagnosis codes and enhancing patient claim information. While we believe these actions should improve collection percentages in future reporting periods, there can be no assurances that we will be able to maintain or improve historical collection rates in future reporting periods.

In addition, as previously disclosed, through December 31, 2013, our expected realization was determined by management after taking into account historical collections received from the commercial payors since our inception compared to the gross client charges billed. Beginning in January 2014, we enhanced our methodology related to our net realizable value to more quickly react to potential changes in reimbursements by facility, by type of service and by payor. As a result, management adjusted the expected realization to reflect a twelve-month historical analysis of reimbursement data by facility in addition to considering the type of services provided, the payors and the gross client charge rates. This adjustment resulted in a decrease in our expected realization for the first quarter of 2014. Although we are unable to quantify the future effects of this change in methodology, we currently anticipate this adjustment will decrease our expected realization and net realizable value of revenues over the remainder of 2014.

The following table presents a summary of our aging of accounts receivable as of March 31, 2013 and 2014:

	Current	30-120 Days	Over 120 Days	Total
March 31, 2013	24.3%	35.5%	40.2%	100.0%
March 31, 2014	23.9%	27.2%	48.9%	100.0%

Our days sales outstanding as of March 31, 2013 and 2014 were 77 and 80, respectively.

Salaries, Wages and Benefits

Salaries, wages and benefits increased $0.6 million, or 5.8%, to $11.5 million for the three months ended March 31, 2014 from $10.9 million for the three months ended March 31, 2013. As a percentage of revenues, salaries, wages and benefits were 38.4% of revenues for the three months ended March 31, 2014 compared to 37.1% of revenues for the three months ended March 31, 2013. The increase was primarily related to a $0.3 million increase in stock compensation expense for the three months ended March 31, 2014 compared to the three months ended March 31, 2013 relating to the vesting of equity award grants under our 2007 Stock Incentive Plan. Our Chief Operating Officer commenced employment in February 2013 and our General Counsel and Secretary commenced employment in December 2013. Accordingly, our salaries, wages and benefits expense for the three months ended March 31, 2014 included their salaries for the entire period in 2014. In addition, salaries, wages and benefits for the three months ended March 31, 2014 increased $0.3 million for discretionary bonuses.

As a result of the CRMS Acquisition in April 2014, we expect that increased headcount with the addition of 31 CRMS personnel will contribute approximately $1.7 million in additional salaries, wages and benefits expense for the period in 2014 subsequent to the CRMS Acquisition. In addition, we expect the opening of the Greenhouse expansion in the second half of 2014 will contribute $0.4 million in additional salaries, wages and benefits expense for the period in 2014 subsequent to the completion of the expansion.

Advertising and Marketing

Advertising and marketing expenses increased $0.1 million, or 4.5%, to $3.3 million for the three months ended March 31, 2014 from $3.1 million for the three months ended March 31, 2013. As a percentage of revenues, advertising and marketing expenses were 10.9% of revenues for the three months ended March 31, 2014 compared to 10.7% of revenues for the three months ended March 31, 2013. The increase was primarily driven by the expansion of our national advertising program as well as a heightened emphasis on internet advertising campaigns.

Professional Fees

Professional fees increased $0.4 million, or 21.5%, to $2.5 million for the three months ended March 31, 2014 from $2.1 million for the three months ended March 31, 2013. As a percentage of revenues, professional fees were 8.3% of revenues for the three months ended March 31, 2014 compared to 7.0% of revenues for the three months ended March 31, 2013. The increase was primarily due to an increase in service fees for outsourced medical billing and collections. The transition from the other third party billing companies to CRMS in 2013 combined with the CRMS Acquisition is expected to result in a reduction in customer billing and collection fees of approximately $3.3 million in the remainder of 2014 as compared to the prior year.

Client Related Services

Client related services expenses increased $0.6 million, or 29.5%, to $2.5 million for the three months ended March 31, 2014 from $1.9 million for the three months ended March 31, 2013. As a percentage of revenues, client related services expenses were 8.2% of revenues for the three months ended March 31, 2014 compared to 6.4% of revenues for the three months ended March 31, 2013. The increase was primarily related to increases in clinician fees paid to the Professional Groups due to greater census in detoxification and residential beds which require greater numbers of more highly qualified medical staff.

Other Operating Expenses

Other operating expenses decreased $0.1 million, or 3.0%, to $2.7 million for the three months ended March 31, 2014 from $2.8 million for the three months ended March 31, 2013. As a percentage of revenues, other operating expenses were 9.0% of revenues for the three months ended March 31, 2014 compared to 9.5% of revenues for the three months ended March 31, 2013. The decrease was primarily the result of the closure of the Leading Edge facility in June 2013.

Rents and Leases

Rents and leases decreased $0.9 million, or 64.8%, to $0.5 million for the three months ended March 31, 2014 from $1.3 million for the three months ended March 31, 2013. As a percentage of revenues, rents and leases declined to 1.5% of revenues for the three months ended March 31, 2014 compared to 4.5% of revenues for the three months ended March 31, 2013. The decrease was primarily related to a $0.4 million reduction in rent expense resulting from the consolidation of Greenhouse Real Estate, LLC effective October 8, 2013 and $0.4 million reduction related to the closure of the Leading Edge facility in June 2013.

We expect to continue to experience a reduction in rent expense in the second and third quarters of 2014 of $0.4 million per quarter related to the acquisition of Greenhouse Real Estate, LLC, partially offset by a $0.1 million increase in rent expense for the remainder of 2014 as a result of the CRMS Acquisition.

Provision for Doubtful Accounts

The provision for doubtful accounts increased $1.5 million, or 58.1%, to $4.2 million for the three months ended March 31, 2014 from $2.6 million for the three months ended March 31, 2013, due primarily to a greater volume of receivables and lower than estimated collection rates. As a percentage of revenues, the provision for doubtful accounts was 13.9% of revenues for the three months ended March 31, 2014 compared to 9.0% of revenues for the three months ended March 31, 2013. Our provision for doubtful accounts is directly impacted by the aging of our receivables, and accounts receivable aged over 120 days increased by $8.2 million to $21.7 million as of March 31, 2014 from $13.5 million as of March 31, 2013 as a result of growth in uncollected revenue. The increase of accounts receivable aged over 120 days was driven by the increase in total revenues from California and Nevada. In these states, two large commercial payors directly reimburse clients instead of remitting payments to us, which requires greater collections efforts, extends payment times and reduces recovery amounts.

Depreciation and Amortization

Depreciation and amortization expense increased $0.4 million, or 57.7%, to $1.1 million for the three months ended March 31, 2014 from $0.7 million for the three months ended March 31, 2013. As a percentage of revenues, depreciation and amortization expense was 3.6% of revenues for the three months ended March 31, 2014 compared to 2.3% of revenues for the three months ended March 31, 2013. The increase was primarily the result of the consolidation of Greenhouse Real Estate, LLC in October 2013. The increase in depreciation and amortization expense was also attributable to additions of property and equipment in the last nine months of 2013 and the three months ended March 31, 2014.

We expect to record an additional $0.2 million in depreciation expense during the remainder of 2014 related to a full year consolidation of Greenhouse Real Estate, LLC plus an additional $0.1 million in depreciation expense associated with the opening of the Greenhouse expansion anticipated in the second half of 2014.

Interest Expense

Interest expense was $0.4 million for both the three months ended March 31, 2014 and the three months ended March 31, 2013. As a percentage of revenues, interest expense was 1.2% of revenues for the three months ended March 31, 2014 compared to 1.4% of revenues for the three months ended March 31, 2013. We expect interest expense to increase $0.2 million for the remainder of 2014 related to the consolidation of Greenhouse Real Estate, LLC, and we expect to incur approximately $0.1 million of additional interest on construction financing related to the Greenhouse expansion.

Income Tax Expense

For the three months ended March 31, 2014, income tax expense was $0.6 million, reflecting an effective tax rate of 42.2%, compared to $1.4 million, reflecting an effective tax rate of 37.6%, for the three months ended March 31, 2013. As a percentage of revenue, income tax expense was 2.0% of revenues for the three months ended March 31, 2014 compared to 4.6% of revenues for the three months ended March 31, 2013. The increase in the effective tax rate for the three months ended March 31, 2014 was primarily attributable to an increase in the valuation allowance related to net losses of the Professional Groups and to our forecasted net taxable income.

Net (Loss) Income Attributable to Noncontrolling Interest

For the three months ended March 31, 2014, net loss attributable to noncontrolling interest was $0.2 million compared to net income attributable to noncontrolling interest of $0.1 million for the three months ended March 31, 2013, representing a $0.3 million decrease. This decrease was primarily the result of the consolidation of Greenhouse Real Estate, LLC effective October 8, 2013 and the consolidation of the Professional Groups effective October 1, 2013.

Comparison of Year ended December 31, 2013 to Year ended December 31, 2012

The following table presents our consolidated statements of income from continuing operations for the periods indicated (dollars in thousands):

	Year Ended December 31,
	2012		2013		Year over Year Increase (Decrease)
	Amount	%	Amount	%	Amount	%
Revenues	$66,035	100.0	$115,741	100.0	$49,706	75.3

Operating expenses
Salaries, wages and benefits	25,680	38.9	46,856	40.5	21,176	82.5
Advertising and marketing	8,667	13.1	13,493	11.7	4,826	55.7
Professional fees	5,430	8.2	10,277	8.9	4,847	89.3
Client related services	8,389	12.7	7,986	6.9	(403)	(4.8)
Other operating expenses	6,384	9.7	11,615	10.0	5,231	81.9
Rents and leases	3,614	5.5	4,634	4.0	1,020	28.2
Provision for doubtful accounts	3,344	5.1	10,950	9.5	7,606	227.5
Litigation settlement	—	—	2,588	2.2	2,588	—
Restructuring	—	—	806	0.7	806	—
Depreciation and amortization	1,288	1.9	3,003	2.6	1,715	133.2

Total operating expenses	62,796	95.1	112,208	97.0	49,412	78.7

Income from operations	3,239	4.9	3,533	3.0	294	9.1
Interest expense	980	1.5	1,390	1.2	410	41.8
Other expense, net	12	0.0	36	0.0	24	200.0

Income before income tax expense	2,247	3.4	2,107	1.8	(140)	(6.2)
Income tax expense	1,148	1.7	615	0.5	(533)	(46.4)

Net income	$1,099	1.7	$1,492	1.3	$393	35.8
Less: net loss (income) attributable to noncontrolling interest	405	0.6	(706)	(0.6)	1,111	n/m

Net income attributable to American Addiction Centers, Inc.	$1,504	2.3	$786	0.7	$(718)	(47.7)

Deemed contribution — redemption of Series B Preferred	—	—	1,000	0.8	1,000	—

Net income available to American Addiction Centers, Inc. common stockholders	$1,504	2.3	$1,786	1.5	$282	18.8

n/m = not meaningful

Revenues

Revenues increased $49.7 million, or 75.3%, to $115.7 million for the year ended December 31, 2013 from $66.0 million for the year ended December 31, 2012. The increase resulted primarily from our average daily census increasing to 339 in 2013 from 238 in 2012, or 42.4%, and average daily revenue increasing to $935 in 2013 from $759 in 2012, or 23.2%. This growth was attributable to opening the De Novo Facilities as well as added capacity from the TSN Facilities.

Revenues generated from our De Novo Facilities were $52.9 million in 2013 compared to $13.8 million in 2012. The substantial increase was the result of the opening dates of the new facilities. The 70-bed Greenhouse facility started accepting clients in March 2012, and the 148-bed Desert Hope facility opened in January 2013. In addition, the TSN Facilities generated revenues of $24.1 million in 2013 compared to $11.0 million in 2012. The year-over-year increase with respect to the TSN Facilities was the result of a full year of revenues recorded during 2013, while 2012 only included a relatively short partial year with respect to these facilities. The additional sales channels provided by the TSN Acquisition also contributed to the revenue increase by improving our average daily census. The increases in revenues were offset by a $3.5 million decrease at other existing facilities.

As previously noted, we closed one of the TSN Facilities (Leading Edge) in the second quarter of 2013; however, our other facilities were able to absorb the majority of the closed facility’s clients, resulting in an insignificant loss of consolidated revenues.

The following table presents a summary of our aging of accounts receivable as of December 31, 2012 and 2013:

	Current	30-120 Days	Over 120 Days	Total
December 31, 2012	23.5%	39.4%	37.1%	100.0%
December 31, 2013	23.1%	28.5%	48.4%	100.0%

Our days sales outstanding as of December 31, 2012 and 2013 were 115 and 77, respectively. The improvement in days sales outstanding from 2012 to 2013 was primarily the result of consolidation of our billing and collections processing from three companies to one.

Salaries, Wages and Benefits

Salaries, wages and benefits increased $21.2 million, or 82.5%, to $46.9 million for the year ended December 31, 2013 from $25.7 million for the year ended December 31, 2012. As a percentage of revenues, salaries, wages and benefits were 40.5% of revenues for the year ended December 31, 2013 compared to 38.9% of revenues for the year ended December 31, 2012. The increase was primarily related to (i) the addition of 208 employees in connection with the TSN Acquisition and 97 employees in conjunction with the opening of Desert Hope in January 2013 and (ii) an increase in our corporate staff, including the expansion of our sales force and call center. In addition, our total number of employees has grown to 629 at December 31, 2013 from 231 at the beginning of 2012. In addition, salaries, wages and benefits expense for the year ended December 31, 2013 included $3.5 million of discretionary bonuses of cash and stock in December 2013 to our executive officers, of which $2.5 million was paid or granted as of December 31, 2013 and $1.0 million is included in accrued liabilities on the consolidated balance sheet at December 31, 2013.

As a result of the CRMS Acquisition in April 2014, we expect that salaries, wages and benefits will increase by approximately $1.7 million in 2014 with the addition of 31 personnel. In addition, we expect salaries, wages and benefits will increase approximately $0.2 million in 2014 related to the opening of the Greenhouse expansion.

Advertising and Marketing

Advertising and marketing expenses increased $4.8 million, or 55.7%, to $13.5 million for the year ended December 31, 2013 from $8.7 million for the year ended December 31, 2012. As a percentage of revenues, advertising and marketing expenses were 11.7% of revenues for the year ended December 31, 2013 compared to 13.1% of revenues for the year ended December 31, 2012. The year-over-year increase was primarily driven by the expansion of our national advertising program, particularly targeted television advertising, in connection with the opening of the De Novo Facilities and the TSN Acquisition. A heightened emphasis on internet advertising campaigns also contributed to the increase in advertising expense.

Professional Fees

Professional fees increased $4.8 million, or 89.3%, to $10.3 million for the year ended December 31, 2013 from $5.4 million for the year ended December 31, 2012. As a percentage of revenues, professional fees were 8.9% of revenues for the year ended December 31, 2013 compared to 8.2% of revenues for the year ended December 31, 2012. The increase was primarily due to an increase in service fees for outsourced medical billing and collections. Our demand for these services significantly increased in mid-2012 and again in early 2013 proportional with revenues generated from the opening and ramp-up of the De Novo Facilities and the addition of the TSN Facilities. The increase was also attributable to an increase in legal fees incurred in connection with the wage and hour class action lawsuit and settlement discussed below.

During 2013, all of our medical billing and collections were transitioned to a single billing service, CRMS. The transition from other third party billers in 2013 combined with the CRMS Acquisition is expected to result in a reduction in customer billing and collection fees of approximately $2.9 million in 2014.

Client Related Services

Client related services expenses decreased $0.4 million, or 4.8%, to $8.0 million for the year ended December 31, 2013 from $8.4 million for the year ended December 31, 2012. As a percentage of revenues, client related services expenses were 6.9% of revenues for the year ended December 31, 2013 compared to 12.7% of revenues for the year ended December 31, 2012. The decrease was primarily related to greater reliance in 2012 on subcontracted services to accommodate clients exceeding the Company’s capacity. The opening of the De Novo Facilities and the addition of the TSN Facilities substantially decreased the need for these subcontracted services, resulting in a decrease of subcontracted services expenses to $0.8 million in 2013 from $5.4 million in 2012. However, the decrease in subcontracted services expenses was partially offset by additional client related expenses attributable to the 70-bed Greenhouse facility that started accepting clients in March 2012, the 148-bed Desert Hope facility that opened in January 2013, a full year of expenses for the TSN Facilities and additional expenses at existing facilities.

Other Operating Expenses

Other operating expenses increased $5.2 million, or 81.9%, to $11.6 million for the year ended December 31, 2013 from $6.4 million for the year ended December 31, 2012. As a percentage of revenues, other operating expenses were 10.0% of revenues for the year ended December 31, 2013 compared to 9.7% of revenues for the year ended December 31, 2012. The increase was the result of additional operating expenses associated with the opening of Greenhouse in March 2012 and Desert Hope in January 2013 and the addition of the TSN Facilities in August 2012. Other operating expenses as a percentage of revenues was relatively unchanged, as these expenses typically correlate with the number of beds in our facilities. We expect other operating expenses will increase approximately $0.4 million in 2014 as a result of the CRMS Acquisition.

Rents and Leases

Rents and leases increased $1.0 million, or 28.2%, to $4.6 million for the year ended December 31, 2013 from $3.6 million for the year ended December 31, 2012. As a percentage of revenues, rents and leases declined to 4.0% of revenues for the year ended December 31, 2013 compared to 5.5% of revenues for the year ended December 31, 2012. The year-over-year dollar increase was primarily related to the TSN Acquisition, as we did not begin paying rent on the TSN Facilities until September 2012. A full year of rent for the TSN Facilities (excluding rent for the Leading Edge facility after its closure in June 2013) is included in rents and leases for 2013. All rent transactions with the real estate entities consolidated as variable interest entities are eliminated effective from June 27, 2012 for Concorde Real Estate, LLC and October 8, 2013 for Greenhouse Real Estate, LLC, with minimal year-over-year impact to expense. We expect to experience a reduction in rent expense in 2014 of approximately $1.3 million related to consolidating Greenhouse Real Estate, LLC for an entire year and expect rent expense will increase by $0.1 million with the acquisition of CRMS.

Provision for Doubtful Accounts

The provision for doubtful accounts increased $7.6 million, or 227.5%, to $11.0 million for the year ended December 31, 2013 from $3.3 million for the year ended December 31, 2012. As a percentage of revenues, the provision for doubtful accounts was 9.5% of revenues for the year ended December 31, 2013 compared to 5.1% of revenues for the year ended December 31, 2012. Our provision for doubtful accounts is directly impacted by the aging of our receivables, and accounts receivable aged over 120 days increased by $10.7 million to $18.2 million as of December 31, 2013 from $7.5 million as of December 31, 2012. The increase of accounts receivable aged at over 120 days was driven by the significant growth in revenues in 2013, which increased receivables as a whole across all aging periods; transition issues encountered when our billing and collection functions were combined from multiple providers to CRMS during 2013; payment delays normally associated with the opening of new facilities, such as Desert Hope in January 2013, due to being an out-of-network provider with a limited operating history; and the increase of total revenues from California and Nevada where two large commercial payors in these markets pay their portion directly to the client instead of us, which requires greater collections efforts, extends payment times and reduces recovery amounts. As a result of the foregoing factors, our provision for doubtful accounts reflects a higher reserve percentage due to uncertainty of collecting these accounts.

Litigation Settlement

Litigation settlement expenses for the year ended December 31, 2013 were $2.6 million. In September 2012, a wage and hour class-action claim was filed against us in the State of California. In March 2013, an amended complaint alleging additional wage and hour violations was filed against us in the same court, and the two claims were subsequently consolidated into a class action. In June 2013, the parties agreed to settle the substantive claims for $2.6 million during mediation. Once the settlement amount became probable, we recorded a $2.6 million reserve in the second quarter of 2013 for this matter. The reserve is reflected in accrued liabilities as of December 31, 2013. On April 9, 2014 and following court approval, we settled this matter with a payment of $2.6 million. We did not record any litigation settlement expenses for the year ended December 31, 2012.

Restructuring

Restructuring expenses for the year ended December 31, 2013 were $0.8 million. During the first half of 2013, management adopted restructuring plans to centralize our call centers and to close the Leading Edge facility acquired in the TSN Acquisition. As a result, aggregate restructuring and exit charges of $0.8 million were recognized in 2013. We did not recognize any restructuring expenses during 2012 as expenses related to the corporate headquarters relocation were not significant.

The Leading Edge facility was closed in June 2013. Management elected to close the facility because the amenities and the service offerings at the facility were inconsistent with our long-term strategy. During the transition period leading up to closing, clients that would have been candidates for the Leading Edge facility were referred to other treatment facilities, primarily Desert Hope. As a result of the facility closure, we recorded restructuring and exit charges of $0.5 million. These charges consisted of $0.2 million of payroll, severance and employee related costs and facility exit costs related to ongoing lease obligations of $0.3 million. We estimate that approximately $0.3 million of aggregate cash payments related to lease obligations will be made from 2014 through January 2017 as the related leases expire.

Two call centers were closed in the third quarter of 2013 and were consolidated with the existing call center at our headquarters in Brentwood, Tennessee to create a centralized call center. The call center operations were centralized in order to manage costs more effectively and optimize the call center’s view of client services, thus streamlining the placement of clients to treatment facilities. Restructuring expenses related to centralizing the call centers totaled $0.3 million in 2013, which included $0.1 million related to payroll, severance and other employee related costs, $0.1 million related to relocation costs and $0.1 million of facility exit costs related to ongoing lease obligations (net of approximately $0.1 million in sublease income). We estimate that approximately $0.2 million of aggregate cash payments related to these lease obligations will be made from 2014 through October 2015 as the related leases expire.

Depreciation and Amortization

Depreciation and amortization expense increased $1.7 million, or 133.2%, to $3.0 million for the year ended December 31, 2013 from $1.3 million for the year ended December 31, 2012. As a percentage of revenues, depreciation and amortization expense was 2.6% of revenues for the year ended December 31, 2013 compared to 1.9% of revenues for the year ended December 31, 2012. The increase was primarily the result of a full year of expense in 2013 related to the TSN Facilities, combined with depreciation expense associated with Desert Hope, which we began recording in January 2013 when that facility was opened, and to a lesser extent, depreciation related to the consolidation of Greenhouse in October 2013. The increase in depreciation and amortization expense was also attributable to additions of property and equipment during 2013 of $14.1 million, including capital lease obligations of $1.2 million. Also contributing to the increase was the addition of depreciable assets associated with the expansion of our call center.

We expect to record an additional $0.2 million in depreciation expense during 2014 related to a full year consolidation of the existing Greenhouse facility plus an additional $0.1 million in depreciation expense associated with the opening of the Greenhouse expansion anticipated in the second half of 2014.

Interest Expense

Interest expense increased $0.4 million, or 41.8%, to $1.4 million for the year ended December 31, 2013 from $1.0 million for the year ended December 31, 2012. As a percentage of revenues, interest expense was 1.2% of revenues for the year ended December 31, 2013 compared to 1.5% of revenues for the year ended December 31, 2012. The year-over-year dollar increase was associated with $15.0 million in net additional borrowings in 2013 to fund growth and acquisitions, $11.3 million in additional VIE debt and $1.2 million in new capital leases. We expect interest expense to increase $0.3 million in 2014 related to the consolidation of Greenhouse, and we expect to incur approximately $0.1 million of additional interest on construction financing for the Greenhouse expansion.

Income Tax Expense

For the year ended December 31, 2013, income tax expense was $0.6 million, reflecting an effective tax rate of 29.2%, compared to $1.1 million, reflecting an effective tax rate of 51.1%, for the year ended December 31, 2012. As a percentage of revenue, income tax expense was 0.5% of revenues for the year ended December 31, 2013 compared to 1.7% of revenues for the year ended December 31, 2012. Our effective tax rate on pre-tax income attributable to AAC was 54.8% in 2013 compared to 44.3% in 2012. The increase in the effective tax rate on pre-tax income attributable to AAC was primarily due to an increase in non-deductible expenses, an increase in the valuation allowance and the recognition of uncertain tax positions. The reduction in our overall effective tax rate was primarily attributable to additional income that is not taxable to us from various VIEs that we are consolidating in our results of operations, partially offset by increases in non-deductible expenses and an increase in the valuation allowance. Other items affecting our overall tax rate include the release of previously established valuation allowances, a reduction to our apportioned state income tax rate and various adjustments arising from amended tax returns filed during 2013.

Net (Loss) Income Attributable to Noncontrolling Interest

For the year ended December 31, 2013, net income attributable to noncontrolling interest was $0.7 million compared to a net loss attributable to noncontrolling interest of $0.4 million for the year ended December 31, 2012, representing a $1.1 million, or 274.3%, increase. This increase is principally a result of the consolidation of Concorde Real Estate for all twelve months in 2013, compared to the period from June 27, 2012 through December 31, 2012, and the consolidation of Greenhouse Real Estate from October 8, 2013 through December 31, 2013.

Quarterly Results of Operations

The following tables set forth unaudited quarterly condensed consolidated statements of operations data for the last two fiscal years and the quarter ended March 31, 2014. We have prepared the statement of operations for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the quarterly financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes and the unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future quarters or for a full year.

	Three Months Ended
	Mar. 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013	Mar. 31, 2014
	(dollars in thousands, except average daily revenue and average net daily revenue)
Revenues	$10,173	$12,220	$16,616	$27,026	$29,438	$30,327	$28,318	$27,658	$30,083
Operating expenses	10,064	11,490	13,698	27,544	25,475	30,408 (7)	26,190	30,134 (8)	28,231
Income (loss) before income tax expense	(1)	553	2,716	(1,021)	3,591	(395)	1,666	(2,755)	1,852
Net income (loss)	(3)	311	1,494	(703)	2,239	(164)	1,165	(1,748)	841
Adjusted EBITDA(1)	259	1,053	3,286	2,570	5,002	4,108	3,334	(886)	3,592
Operating Metrics:
Average daily census(2)	206	176	232	337	368	361	318	309	371
Average daily revenue(3)	$559	$745	$778	$871	$889	$923	$968	$972	$901
Average net daily revenue(4)	$516	$725	$765	$813	$809	$844	$866	$877	$776
New admissions(5)	695	604	674	961	1,085	1,066	932	944	1,065
Bed count at end of period(6)	194	194	338	338	486	420	431	431	427

(1) Adjusted EBITDA is a “non-GAAP financial measure” as defined under the rules and regulations promulgated by the SEC. We define Adjusted EBITDA as net income adjusted for interest expense, depreciation and amortization expense, income tax expense, stock-based compensation and related tax reimbursements, litigation settlement and restructuring charges and acquisition related de novo startup expenses, which includes professional services for accounting, legal and valuation services related to the acquisitions and legal and licensing expenses related to de novo projects. Adjusted EBITDA, as presented in this prospectus, is considered a supplemental measure of our performance and is not required by, or presented in accordance with, GAAP. Adjusted EBITDA is not a measure of our financial performance under GAAP and should not be considered as an alternative to net income or any other performance measures derived in accordance with GAAP. We have included information concerning Adjusted EBITDA in this prospectus because we believe that such information is used by certain investors as a measure of a company’s historical performance. We believe this measure is frequently used by securities analysts, investors and other interested parties in the evaluation of issuers of equity securities, many of which present EBITDA and Adjusted EBITDA when reporting their results. Because Adjusted EBITDA is not determined in accordance with GAAP, it is subject to varying calculations and may not be comparable to the Adjusted EBITDA (or similarly titled measures) of other companies. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. The following table presents a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measure, for each of the periods indicated:

	Three Months Ended
	Mar. 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013	Mar. 31, 2014
	(dollars in thousands)
Net income (loss)	$(3)	$311	$1,494	$(703)	$2,239	$(164)	$1,165	$(1,748)	$841
Non-GAAP Adjustments:
Interest expense	110	172	211	487	410	303	340	337	354
Depreciation and amortization	132	243	266	647	683	759	755	806	1,077
Income tax expense (benefit)	2	242	1,222	(318)	1,352	(231)	501	(1,007)	615
Stock-based compensation and related tax reimbursements	—	—	—	2,408	303	302	318	726	705
Litigation settlement	—	—	—	—	—	2,588	—	—	—
Restructuring	—	—	—	—	—	551	255	—	—
Acquisition related and de novo start-up expenses	18	85	93	49	15	—	—	—	—

Adjusted EBITDA	$259	$1,053	$3,286	$2,570	$5,002	$4,108	$3,334	$(886)	$3,592

(2) Includes client census at all of our owned or leased inpatient facilities, including FitRx, as well as beds obtained through contractual arrangements to meet demand exceeding capacity. For additional information about contracted beds, see “Revenues” under Note 3 to our audited financial statements included elsewhere in this prospectus.

(3) Average daily revenue is calculated as total revenues during the period divided by the product of the number of days in the period multiplied by average daily census.

(4) Average net daily revenue is calculated as total revenues less provision for doubtful accounts during the period divided by the product of the number of days in the period multiplied by average daily census.

(5) Includes total client admissions for the period presented.

(6) Bed count at end of period includes all beds at owned and leased inpatient facilities, including FitRx, but excludes contracted beds as of December 31, 2012. We did not have any contracted beds as of any other period presented. Bed count at the end of the 2012 period and at March 31, 2013 includes 70 beds at our former Leading Edge facility, which was closed in the second quarter of 2013. For additional information regarding the closure of the Leading Edge facility, see Note 13 to our audited financial statements included elsewhere in this prospectus. In the first quarter of 2014, we added two beds at the FitRx facility to accommodate increased client census and eliminated six beds at The Academy facility as a result of an expired housing lease.

(7) Includes $2.6 million for litigation settlement expenses in connection with a consolidated wage and hour class action claim. In the quarter ended June 30, 2013, we determined that the likelihood of an unfavorable outcome was probable and, accordingly, we accrued a litigation settlement liability of $2.6 million. The parties agreed to settle the substantive claims during mediation for $2.6 million, and we made a payment of $2.6 million in the second quarter of 2014 to settle the matter. For additional discussion of this litigation settlement, see Note 16 to our audited financial statements included elsewhere in this prospectus.

(8) Includes $3.5 million for discretionary bonuses to our executive officers in December 2013.

Liquidity and Capital Resources

General

Our primary sources of liquidity are net cash generated from operations, borrowing availability under our revolving line of credit, other bank financings, proceeds from issuances of our common stock, seller financing and the issuance of subordinated debt. We have also utilized operating lease transactions with respect to commercial properties primarily to perform client services and provide space for administrative facilities. For additional information regarding operating leases, see Note 16 to our audited financial statements included elsewhere in this prospectus. We expect that our future funding for working capital needs, capital expenditures, long-term debt repayments and other financing activities will continue to be provided from some or all of these sources and with the proceeds from this offering. Our future liquidity will be impacted by our ability to access capital markets, which may be restricted due to our credit ratings, general market conditions, leverage capacity and by existing or future debt agreements.

We anticipate that our current level of cash on hand, internally generated cash flows and borrowings available under our revolving line of credit together with the net proceeds from this offering will be sufficient to fund our anticipated working capital needs, debt service and repayment obligations, dividend payments to noncontrolling interests and maintenance capital expenditures for at least the next twelve months. Without taking into account the net proceeds from this offering, we anticipate our internally generated cash flows, cash on hand and availability under our revolving line of credit will be sufficient to fund our anticipated working capital needs, debt service and repayment obligations (inclusive of the $3.6 million Academy Loan due July 14, 2014), dividend payments to noncontrolling interests and maintenance capital expenditures for at least the next twelve months, except with respect to the $10.4 million construction loan for the expansion of our Greenhouse facility that matures in October 2014.

We intend to convert the $10.4 million construction loan related to the Greenhouse facility construction to a permanent loan upon completion of construction in the second half of 2014 as permitted in the agreement, which would provide approximately $9.7 million additional liquidity in the next twelve months. Pursuant to the terms of the Greenhouse construction loan, the loan may be converted to a permanent term loan with an extended maturity of October 31, 2019 provided (i) there is no default, (ii) the construction of the Greenhouse facility is complete, (iii) there shall have occurred no material adverse change, as determined by the financial institution in its sole discretion, in our financial condition and (iv) other terms and conditions are satisfied. While we expect to be able to convert the Greenhouse construction loan to a permanent term loan, we cannot provide any assurances that we will be successful in doing so.

One element of our business strategy is to selectively pursue facility acquisitions, consisting of both existing operating facilities and properties purchased for remodeling which may be closed for operations at the time of acquisition. We are currently evaluating potential facility acquisitions consistent with the normal course of our business and have one property under contract. These and other potential acquisitions are in various stages of evaluation and there can be no assurance as to whether or when any of these acquisitions will be completed. Our ability to complete acquisitions is subject to a number of risks and variables, including our ability to negotiate mutually agreeable terms with the counterparties and our ability to finance the purchase price. Any acquisitions may result in the incurrence of, or assumption by us, of additional indebtedness. We continually assess our capital needs and may seek additional financing, including debt or equity as considered necessary to fund capital expenditures (inclusive of facility expansions), de novo facilities, potential acquisitions and for other corporate purposes. We intend to fund the development of our recently acquired properties in Riverview, Florida, Arlington, Texas and Las Vegas, Nevada through future bank financings secured by the properties, utilizing our revolving line of credit and/or cash on hand.

We cannot provide assurance that our operating performance will continue to generate sufficient cash flows from operations or that future borrowings will be available under existing or future financing arrangements or otherwise to enable us to grow our business, service or repay our debt or make anticipated capital expenditures. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth under “Risk Factors” in this prospectus. We may not be able to secure additional financing to finance anticipated acquisition or development costs or to meet our debt service or repayment requirements on acceptable terms, or at all. If we raise additional funds by issuing additional shares of common stock, the ownership of our existing stockholders will be diluted. If we raise additional financing by incurring new indebtedness, we will be subject to increased fixed payment obligations and could also be subject to restrictive covenants, such as limitations on our ability to incur additional debt and other operating restrictions that could adversely impact our ability to conduct our business. If we are unable to obtain necessary additional funds, we will have to reduce our operating costs, which could impair our growth prospects and could otherwise negatively impact our business.

Cash Flow Analysis

Our cash flows are summarized as follows (in thousands):

	Year Ended December 31,		Year over Year Increase (Decrease)	Three Months Ended March 31, (unaudited)		Quarter over Quarter Increase (Decrease)

	2012	2013		2013	2014
Provided by (used in) operating activities	$69	$3,443	$3,374	$(2,194)	$753	$2,947
Used in investing activities	(7,896)	(13,144)	(5,248)	(808)	(3,846)	(3,038)
Provided by financing activities	8,434	10,973	2,539	9,335	5,421	(3,914)
Net increase in cash and cash equivalents	607	1,272	665	6,333	2,328	(4,005)
Cash and cash equivalents at end of period	740	2,012	1,272	7,073	4,340	(2,733)

Net Cash Provided by Operating Activities

Cash provided by operating activities was $0.8 million for the three months ended March 31, 2014, an increase of $2.9 million compared to cash used in operating activities of $2.2 million for the three months ended March 31, 2013. The increase was primarily attributable to an increase in non-cash charges of $2.7 million, principally resulting from an increase in our provision for doubtful accounts and an increase in depreciation and amortization expense related to the TSN Facilities, the consolidation of certain variable interest entities and our investment in corporate infrastructure and a decreased investment in working capital of $1.7 million, primarily related to our accounts receivable and accounts payable. These increases were offset by a decrease in net income of $1.4 million.

Cash provided by operating activities was $3.4 million for the year ended December 31, 2013, an increase of $3.4 million compared to cash provided by operating activities of $69,000 for the year ended December 31, 2012. The increase was primarily attributable to an increase in net income of $0.4 million and an increase in non-cash charges of $7.7 million, principally from an increase in our provision for doubtful accounts and depreciation and amortization related to the TSN Facilities, the consolidation of certain variable interest entities and our investment in corporate infrastructure. These increases were offset by our increase in working capital of $4.7 million resulting from the increase in our accounts receivable and a decrease in accrued liabilities.

Net Cash Used in Investing Activities

Cash used in investing activities was $3.8 million for the three months ended March 31, 2014, an increase of $3.0 million compared to cash used in investing activities of $0.8 million for the three months ended March 31, 2013. The increase was primarily related to the investment of $1.8 million related to the expansion of the Greenhouse facility and $0.7 million to complete the purchase of an outpatient facility in Arlington, Texas. In addition, cash used in investing activities includes $0.4 million in advances to our CEO and President.

Cash used in investing activities was $13.1 million for the year ended December 31, 2013, an increase of $5.2 million, or 66.5%, compared to cash used in investing activities of $7.9 million for the year ended December 31, 2012. The increase was primarily related to $5.8 million paid in connection with our purchase of land and a building in Riverview, Florida that we are converting to a treatment facility and an additional $0.6 million in related renovations. We also invested $1.0 million related to construction projects at Greenhouse and $4.7 million for other purchases, mainly furniture, equipment and leasehold improvements.

Net Cash Provided by Financing Activities

Cash provided by financing activities was $5.4 million for the three months ended March 31, 2014, a decrease of $3.9 million compared to cash provided by financing activities of $9.3 million for the three months ended March 31, 2013. The decrease was primarily related to (i) decreased borrowings under our then existing revolving line of credit of $2.8 million, (ii) a decrease in net proceeds raised from issuances of common stock of $2.7 million, (iii) an increase in payments on notes payable and capital leases of $0.2 million and (iv) an increase in distributions to noncontrolling interests of $0.7 million. The net decrease in cash provided by financing activities was primarily offset by (i) an increase in proceeds from notes payable of $1.7 million, (ii) a decrease in payments on notes payable to related parties of $0.4 million and (iii) $0.4 million in proceeds from the offering of preferred stock.

Cash provided by financing activities was $11.0 million for the year ended December 31, 2013, an increase of $2.5 million compared to cash provided by financing activities of $8.4 million for the year ended December 31, 2012. Financing activities in fiscal 2013 included $5.9 million in borrowing under our then existing revolving line of credit, the issuance of notes payable totaling $15.0 million, $7.4 million in proceeds from the sale of our common stock and $2.0 million in contributions by certain variable interest entities, which were offset in part by our debt principal payments of $4.0 million and distributions to and redemptions of BHR interests totaling $4.4 million.

Financing Relationships

Credit Facility

On April 15, 2014, we entered into the Second Amended and Restated Credit Agreement (the “Credit Facility”) with Wells Fargo Bank, National Association. The Credit Facility makes available to us a $15.0 million revolving line of credit, subject to borrowing base limitations, and amended and restated two existing term loans in the outstanding principal amounts of $0.6 million (“Term Loan A”) and $1.5 million (“Term Loan B”). The proceeds of Term Loan B were used to find a portion of the consideration paid in connection with the TSN Acquisition. In June 2014, we repaid the $1.5 million outstanding balance of Term Loan B in full. We intend to use the proceeds of the revolving line of credit for general corporate purposes. The revolving line of credit matures on April 1, 2015 and the outstanding principal balance of Term Loan A is due and payable in full on May 15, 2017.

The revolving line of credit bears interest at the one-month London Interbank Offered Rate (“LIBOR”), plus an applicable margin that is determined by our leverage ratio, as defined by the agreement, at the end of each quarter. A quarter-end leverage ratio of 4.75 to 1.00 or above results in an applicable margin of 3.0%, a ratio below 4.75 to 1.00 and equal to or above 4.00 to 1.00 results in an applicable margin of 2.75%, and a ratio below 4.00 to 1.00 results in an applicable margin of 2.5%. Term Loan A bears interest at LIBOR plus 3.15%. The borrowing base for the revolving line of credit is 70% of our eligible accounts receivable and was established with the understanding that, among other things, the aggregate of all returns, rebates, discounts, credits and allowances, exclusive of the initial adjustment to record net revenues at the time of billing, for the immediately preceding three months will be less than 20% of gross revenues for such period. If the aggregate of all returns, rebates, discounts, credits and allowances, exclusive of the initial adjustment to record net revenues at the time of billing, for the immediately preceding three months is greater than 20% of gross revenues for such period, or if there exists any other matters, events, conditions or contingencies that Wells Fargo Bank reasonably believes may affect payment of any portion of our accounts, the borrowing base may be reduced to a lower percentage of our eligible accounts receivable.

The Credit Facility requires us to achieve minimum net revenues and adjusted EBITDA for each quarter, determined on a rolling four quarters basis, of no less than 85% of net revenues and adjusted EBITDA for the immediately preceding four quarters. The Credit Facility generally defines adjusted EBITDA as consolidated net income plus (i) interest expense, (ii) depreciation and amortization expense, (iii) tax expense, (iv) non-cash stock compensation, (v) one-time legal and restructuring costs incurred in 2014 in connection with the AAC private placement, the Reorganization Transactions, the BHR preferred equity transactions, and this offering in an amount not to exceed $2.5 million, (vi) one-time legal, accounting and other transaction costs incurred in connection with a permitted acquisition in 2014 or in any subsequent fiscal year in an aggregate amount not to exceed $0.2 million in any fiscal year, (vii) one-time settlement costs paid on or about April 9, 2014, in connection with certain wage and settlement charges in California in an amount not to exceed $2.5 million, (viii) one-time restructuring costs incurred in 2013 in connection with the closing of the Leading Edge operations and the consolidation of call centers in an amount not to exceed $0.8 million and (ix) to the extent approved by Wells Fargo Bank in writing, other one-time and non-recurring charges.

The Credit Facility also requires us to achieve a fixed charge coverage ratio of not less than 1.25 to 1.00 for each quarter, determined on a rolling four quarter basis, and achieve a liquidity covenant (as described in the Credit Agreement) of no less than $9.0 million on and as of July 14, 2014. In June 2014, we entered into a letter amendment with Wells Fargo pursuant to which we agreed to prepay in full the outstanding balance of $1.5 million plus accrued and unpaid interest under Term Loan B. In connection with the June 2014 prepayment of Term Loan B, the parties agreed to remove from the Credit Agreement the covenant of achieving liquidity of no less than $9.0 million as of July 14, 2014. Finally, the Credit Facility includes a maximum leverage ratio covenant, whereby the ratio of funded debt to EBITDA must not be greater than the ratios set forth below on a rolling four quarter basis:

Fiscal Quarter End	Maximum Leverage Ratio
June 30, 2014	5.00:1.00
September 30, 2014	4.75:1.00
December 31, 2014 and thereafter	3.75:1.00

The Credit Facility limits aggregate capital expenditures (as defined in the Credit Agreement and which exclude, among other items, capital expenditures made by BHR and its subsidiaries that are funded with debt permitted under the Credit Agreement or proceeds from this offering and permitted acquisitions under the Credit Agreement) to $3.0 million in each fiscal year and limits capital lease debt and other purchase money debt to $2.3 million.

The Credit Facility also contains customary events of default including, but not limited to, failure to make payments under the Credit Facility, breaches of covenants (subject to a 20 day cure period in the case of certain covenants), cross-default to any other material indebtedness, bankruptcy and insolvency events and change of control.

We were not in compliance with certain financial covenants contained in our then existing line of credit at the end of each quarter in 2012 and 2013, including as of December 31, 2012 and 2013. Additionally, our capital expenditures, total operating leases and incurrence of additional indebtedness exceeded the limits specified in our then existing line of credit for the year ended December 31, 2013. For the quarter ended March 31, 2014, we were not in compliance with the covenants regarding capital expenditures and the incurrence of additional indebtedness. We obtained a waiver for the covenant defaults for 2012, and the amendment and restatement of our prior credit facility in April 2014 included a waiver for the noncompliance of the financial covenants and negative covenants that occurred in 2013 and the quarter ended March 31, 2014. In addition, the noncompliance under our then existing line of credit created a cross-default with respect to the note under Term Loan B, and we obtained a waiver for the cross-default under Term Loan B. As previously stated, the Credit Facility contains new covenants that were negotiated in consideration of our operating budget over the term of the Credit Facility. Had the financial and negative covenants included in the Credit Facility been in effect for 2013 and for the quarter ended March 31, 2014, we would have been in compliance with all such covenants.

As of April 15, 2014, the revolving line of credit had an outstanding balance of $13.1 million, the interest rate was 3.15%, and the maximum unused available credit was $0.9 million based upon the borrowing base restrictions.

We intend to use a portion of the net proceeds from this offering to repay all amounts outstanding under the revolving line of credit but may re-borrow such amounts in the future.

BHR Debt

In conjunction with the consolidation of our variable interest entities, our March 31, 2014 balance sheet included debt of $23.1 million related to BHR, which owns all of the outstanding equity interests of Concorde Real Estate, LLC, Greenhouse Real Estate, LLC and The Academy Real Estate, LLC, which entities own the Desert Hope, Greenhouse and Riverview, Florida properties, respectively. As a result of the Reorganization Transactions completed in April 2014, we now own 100% of the outstanding common membership interests in BHR. The BHR debt is guaranteed on a joint and several basis by AAC, Mr. Cartwright and Mr. Menz. The floating interest rates on the BHR debt are based upon the one-month LIBOR, as defined by each agreement, plus various percentage points. The terms of each BHR debt agreement are summarized below:

•	Concorde Real Estate, LLC: The debt with respect to Concorde Real Estate, LLC (the “Concorde Loan”) is represented by a $9.6 million promissory note used to refinance the indebtedness related to our Desert Hope facility and to redeem the preferred membership interests in Concorde Real Estate, LLC. The note requires monthly principal payments of $53,228 plus monthly interest and a balloon payment of $6.6 million due at maturity. The note is secured by a deed of trust and an assignment of leases and rents. The note contains financial covenants that require us to maintain a fixed charge coverage ratio of not less than 1.25 to 1.00. The note also contains a cross-default provision linking the performance of Concorde Real Estate to the occurrence of a default by its guarantors or affiliates of its guarantors with respect to any other indebtedness. The interest rate at March 31, 2014 was 2.65% and the balance was $9.1 million. The maturity date of the note is May 15, 2018.

•	Greenhouse Real Estate, LLC: The debt with respect to Greenhouse Real Estate, LLC (the “Greenhouse Loan”) is represented by a $13.2 million promissory note used to refinance the indebtedness related to our Greenhouse facility in Grand Prairie, Texas and to fund a 60-bed expansion of the Greenhouse facility. Monthly draws may be made against the note based on actual construction costs incurred. The note is secured by a deed of trust and an assignment of leases and rents. We are required to maintain a debt service coverage ratio of not less than 1.25 to 1.00. The note also contains a cross-default provision. The interest rate at March 31, 2014 was 3.15% and the balance was $10.4 million. The maturity date of the note is October 31, 2014, with a conversion option into a permanent term loan, which extends the maturity date to October 31, 2019 and adjusts the interest to a fixed rate of one-month LIBOR (as defined by the agreement) plus 2.5%. Upon completion of the expansion of the Greenhouse facility, we intend to convert the note into a permanent loan that amortizes based on a 15 year term with a balloon payment due at maturity.

•	The Academy Real Estate, LLC: At March 31, 2014, the debt with respect to The Academy Real Estate, LLC (the “Academy Loan”) was represented by a $3.6 million promissory note used to purchase the property in Riverview, Florida. The note is secured by a deed of trust and an assignment of leases and rents. The note contains financial covenants that require us to maintain a fixed charge coverage ratio of not less than 1.25 to 1.00, as well as other restrictive financial covenants. The note also contains a cross-default provision linking the performance of The Academy Real Estate, LLC to the occurrence of a default by its guarantors or affiliates of its guarantors with respect to any other indebtedness. The interest rate at March 31, 2014 was 3.15% and the balance was $3.6 million. The maturity date of the note is July 14, 2014.

At March 31, 2014, the Company was in compliance with the financial covenants of the BHR debt. The instances of noncompliance under the Credit Facility created a cross-default with the Greenhouse Loan, the Concorde Loan and the Academy Loan. The Company obtained a waiver for the covenant defaults under the Credit Facility for 2012, and the amendment and restatement of our prior credit facility in April 2014 included a waiver for the noncompliance of the financial covenants and negative covenants that occurred under the Credit Facility in 2013 and the quarter ended March 31, 2014. We also obtained waivers for the cross-defaults under the Greenhouse Loan, the Concorde Loan and the Academy Loan.

BHR Preferred Equity

In October 2013, BHR amended its limited liability company agreement to permit the issuance of Series A Preferred Units. In the fourth quarter of 2013, BHR received proceeds of $1.4 million from the sale of 28 Series A Preferred Units valued at $50,000 per unit. In January and February 2014, BHR sold 8.5 Series A Preferred Units, valued at $50,000 per unit, with proceeds to BHR of $0.4 million, net of issuance costs of $11,300. As part of this redemption, one of our directors received $250,000 and an entity controlled by the spouse of one of our directors received $200,000. After these transactions, 36.5 Series A Preferred Units were outstanding. The unit holders were entitled to receive a 12% per annum preferred return on their initial investment, payable quarterly in arrears, had no equity appreciation ability and limited voting rights that were conditioned upon BHR’s default on the distribution of the 12% preferred return. The Series A Preferred Units contained certain embedded issuer call and holder put provisions, including the option of BHR to call and redeem all or any portion of the Series A Preferred Units for $50,000 per unit plus any accrued and unpaid preferred return at any time after the twelfth month of issuance. The holders of the Series A Preferred Units had a put right during three periods discussed below that, if exercised, required BHR to redeem 100% of the issued and outstanding Series A Preferred Units by making a payment equal to $50,000 per unit plus the accrued but unpaid preferred return. The holder was able to exercise the put right for a period of 30 days following the 36th month, 48th month and 60th month after the date of issuance. In the event of a sale of a property owned by BHR, the holders of the Series A Preferred Units were entitled to the repayment of their initial capital contribution plus any accrued and unpaid preferred return. We classified the Series A Preferred Units as noncontrolling interest as a part of mezzanine equity because the potential redemption is not within the complete control of BHR until the last put option period has expired. On April 15, 2014, BHR redeemed all 36.5 Series A Preferred Units for $1.8 million. These former holders of Series A Preferred Units used the proceeds from the redemption to purchase 143,017 shares of AAC common stock at $12.76 per share as part of an exempt common stock offering.

On April 15, 2014, BHR amended and restated its limited liability company agreement, which among other things, changed the rights and privileges of holders of Series A Preferred Units. In connection with this amendment and restatement, BHR received $8.0 million in proceeds from the sale to Alcentra of 160 new Series A Preferred Units. Alcentra received a 1% fee at closing and is entitled to receive a 12% per annum preferred return on its initial investment, payable quarterly in arrears. In the event of a non-payment, the preferred return compounds on a quarterly basis. In the event of non-payment for three months, the preferred return increases to 15.0%, and further increases to 18.0% if not paid beginning in the fourth month, with each increase compounding on a quarterly basis.

The Series A Preferred Units contain certain embedded call and put provisions. BHR has the option to redeem a minimum of 40 Series A Preferred Units and up to 100% of the outstanding Series A Preferred Units for $50,000 per unit plus (i) any accrued and unpaid preferred return and (ii) a call premium of 3.0% through April 15, 2015, 2.0% from April 16, 2015 through April 15, 2017 and no premium any time after April 15, 2017. If an event of default occurs under the limited liability company agreement, the Series A Preferred Unit holders constituting a majority of such holders have the right to demand BHR to redeem all of the issued and outstanding Series A Preferred Units held by such holders equal to the sum of (i) such Series A Preferred Unit holder’s unrecovered capital contribution plus (ii) any accrued but unpaid preferred return. Alcentra may exercise its put right for a period of 30 days following the 36th month or 48th month after the date of issuance and at any time following the 60th month after the date of issuance. In the event of a sale of a property owned by BHR, Alcentra is entitled to the repayment of its initial capital contribution plus (i) any accrued and unpaid preferred return and (ii) any applicable call premium. As long as Alcentra owns at least 60 Series A Preferred Units less any Series A Preferred Units repurchased by BHR, distributions to affiliates of BHR are limited to $3.0 million annually.

The Series A Preferred Units generally have no voting or approval rights regarding the management of BHR. However, the holders of Series A Preferred Units are entitled to vote with respect to (i) any action that would change the rights or restrictions of the Series A Preferred Units in a way that would adversely affect such holders and (ii) the creation or issuance of any other security convertible into or exercisable for any equity security of BHR having rights, preferences or privileges senior to the common units of BHR. In addition, unanimous approval of all BHR members, including the holders of Series A Preferred Units, is required to approve the sale by BHR of more than 50% of its real property, more than 50% of the voting or economic rights of any BHR subsidiary or the merger, consolidation, sale of all or substantially all of the assets of BHR or sale of a majority of the common units of BHR.

In addition, so long as Alcentra owns at least 60 Series A Preferred Units, subject to adjustment for certain BHR redemptions, the manager of BHR may not engage in certain transactions without the approval of a majority of the Series A Preferred Unit holders, including, without limitation, the following: (i) liquidate, dissolve or wind up the business of BHR; (ii) authorize the issuance of additional Series A Preferred Units or any class or series of equity securities with rights, preferences or parity with or senior to that of the Series A Preferred Units; (iii) declare or pay any cash distribution or make any other distribution not permitted under the limited liability company agreement; (iv) pay any management or similar fees; (v) pay rebates or reduce payments payable by any primary tenants; or (vi) make payments to affiliates of BHR in excess of $3.0 million per year in the aggregate.

Related Party Notes Payable

In April 2013, a related party subordinated note with our CEO in the amount of $1.5 million was converted into 182,260 shares of common stock, and a portion of debt outstanding under a related party subordinated note to one of the sellers of the TSN Acquisition in the amount of $0.5 million was converted into 60,753 shares of common stock.

In August 2012, we entered into notes payable with two significant stockholders, resulting from seller financing of the TSN Acquisition. Interest rates on these notes are 3.125% and 5.0%, and the notes mature on August 31, 2015. The aggregate amount outstanding on these borrowings at March 31, 2014 was $4.2 million.

In April 2011, we entered into an agreement with a former director and stockholder for the repurchase of common and preferred shares held by such party. Under the terms of the agreement, we issued a $0.6 million subordinated note to the stockholder and agreed to make other payments totaling $0.2 million to or on behalf of the stockholder in exchange for 526,247 shares of common stock, 100,000 shares of Series B Preferred Stock and 656,586 shares of Series C Preferred Stock of Forterus, Inc. The balance of the note was fully paid in the second quarter of 2013.

For additional information concerning our related party notes payable, see “Certain Relationships and Related Party Transactions—AAC Related Party Debt” included elsewhere in this prospectus.

Guarantee of Related Party Debt

In October 2013, our CEO, President and CFO, who then owned membership interests in BHR, personally borrowed $1.9 million from a financial institution, and used the proceeds to make a $1.9 million equity contribution to BHR. The balance of this term loan was $1.8 million as of April 15, 2014. In connection with the BHR Acquisition, we assumed this term loan. Subsequent to our assumption of this term loan, we refinanced the term loan with Holdings as the borrower, and it is now guaranteed by our CEO, President, CFO and AAC. The Credit Facility requires that this term loan be repaid with proceeds from this offering.

Subordinated Promissory Notes (Related Party and Non-related Party)

In March 2012 through April 2012, we issued $1.0 million of subordinated promissory notes to certain accredited investors, of which $0.2 million was issued to one of our directors. The notes bear interest at 12% per annum. Interest is payable monthly and the principal amount is due, in full, on the applicable maturity date of the note. Notes in the principal amount of $0.2 million mature on March 31, 2015 and the remaining notes, in the principal amount of $0.8 million, mature on March 31, 2017. In connection with the issuance of these notes, we issued detachable warrants to the lenders to purchase 71,705 shares of AAC common stock at $1.00 per share. The warrants were exercisable at any time up to their expiration on March 31, 2022. We recorded a debt discount of $0.1 million related to the warrants which reduced the carrying value of the subordinated notes. As of March 31, 2014, the outstanding balance, net of the unamortized debt discount of $75,000, was $0.9 million, of which $0.2 million was due to one of our directors. In connection with the Reorganization Transactions, warrants representing 67,931 shares were exercised in March 2014 and the remaining warrants representing 3,774 shares were exercised in April 2014.

Various Third Party Notes Payable

We have various notes payable with third-party creditors primarily for the purchase of vehicles, furniture and office equipment. The outstanding notes have maturity dates ranging from September 2014 to November 2017 and interest rates ranging from 0.0% to 12.3% per annum. Aggregate monthly payments range from $200 to $16,250. As of March 31, 2014, the aggregate balance on these notes was $1.1 million.

Capital Lease Obligations

During 2013 and the first quarter of 2014, we entered into capital leases with third party leasing companies for equipment and office furniture. The capital leases bear interest at rates ranging from 4.0% to 5.2% and have maturity dates from November 2015 through March 2019. Total obligations under capital leases at March 31, 2014 were $1.2 million of which $0.3 million was included in the current portion of long-term debt.

Consolidation of VIEs

Based on our guarantees of certain entities’ debt and our ability to direct the activities that most significantly impact the economic performance of such entities, we began consolidating Concorde Real Estate, LLC on June 27, 2012 and Greenhouse Real Estate, LLC on October 8, 2013. In addition, we included The Academy Real Estate, LLC in historical financial results from May 2013 to December 10, 2013, at which time we sold our membership interests in The Academy Real Estate, LLC to BHR and consolidated it as a VIE.

We have an affiliation with a professional group in each of the five states in which we operate (the “Professional Groups”). These Professional Groups employ physicians and mid-level providers that treat our clients and bill the payor for their services. Upon formation of the Professional Groups, we provided the initial working capital funding for the Professional Groups in return for a receivable. We make additional advances to the Professional Groups during periods in which negative operating cash flow of the Professional Groups is gen-

erated, thereby increasing the balance of the amounts owed us. Excess cash flow of the Professional Groups is repaid to us, resulting in a decrease in the receivable. We had a receivable from each of the Professional Groups at March 31, 2014. The receivables due to us from each of the Professional Groups are eliminated in the consolidation of the Professional Groups as VIEs. We provide management and other administrative services to the Professional Groups, including billing, collection of accounts receivable, accounting, management and human resource functions and setting policies and procedures in return for a negotiated management fee. Through these arrangements, we are directing the activities that most significantly impact the economic performance of the respective Professional Groups. Based on our ability to direct the activities that most significantly impact the economic performance of the Professional Groups, provide necessary funding and the obligation and likelihood of absorbing all expected gains and losses, we have determined that we are the primary beneficiary, and, therefore, consolidate the five Professional Groups as variable interest entities.

We are currently in the process of entering into written management services agreements (and, in some cases, replacing existing agreements) between AAC and each of the Professional Groups, which we expect to complete prior to the completion of this offering. Under each of the new management services agreements, AAC provides management and other administrative services to the Professional Groups, including billing, collection of accounts receivable, accounting, management and human resource functions, and setting policies and procedures. For additional information related to the Professional Groups, see Note 5 to our audited financial statements included elsewhere in this prospectus.

Off Balance Sheet Arrangements

We have entered into various non-cancelable operating leases expiring through October 2018. Commercial properties under operating leases primarily include space required to perform client services and space for administrative facilities. Rent expense was $4.6 million and $3.6 million for the years ended December 31, 2013 and 2012, respectively, and $0.5 million and $1.3 million for the three months ended March 31, 2014 and 2013, respectively. Included in such amounts were payments made to related parties totaling $1.3 million and $1.2 million for the years ended December 31, 2013 and 2012, respectively, and $0.4 million for the three months ended March 31, 2013. With the consolidation of Greenhouse Real Estate, LLC as a variable interest entity in October 2013, we no longer have lease expense to related parties after such date.

Contractual Obligations

The following table sets forth information regarding our contractual obligations as of December 31, 2013:

	Payments due by period:
	(in thousands)
		Less than		1 to 3	3 to 5	More than
	Total	1 year		years	years	5 years
Contractual Obligations(1)
Term loans	$7,435	$2,902		$4,427	$106	$—
Revolving line of credit	12,550	—		12,550	—	—
Subordinated debt	863	—		141	722	—
Consolidated BHR debt	21,548	12,932	(5)	1,278	7,338	—
Interest(2)	3,385	1,295		1,329	634	127
Capital lease obligations(3)	1,112	338		584	190	—
Operating lease obligations	2,779	1,126		1,438	215	—
Litigation settlement	2,588	2,588		—	—	—
Other contractual obligations(4)	23,168	5,047		2,877	2,880	12,364

Total	$75,428	$26,228	(5)	$24,624	$12,085	$12,791

(1) For information related to the effects of this offering on our contractual obligations, including to our term loans, revolving line of credit and interest expense, see “Unaudited Pro Forma Consolidated Financial Statements” included elsewhere in this prospectus.

(2) Interest includes the estimated interest payments under our borrowing agreements assuming no change in LIBOR as of December 31, 2013.

(3) Includes principal and interest.

(4) Represents estimated payments (including interest) associated with (i) the acquisition, development, and financing of properties under contract located in Arlington, Texas ($1.6 million) and Las Vegas, Nevada ($2.8 million), (ii) the remaining construction commitments for the Greenhouse facility expansion ($4.5 million) and (iii) the development of the facility in Riverview, Florida ($13.4 million). Excludes payments related to the acquisition of the property in Ringwood, New Jersey for $6.5 million, as certain conditions precedent under the purchase agreement have not been satisfied. These future payments reflect management’s best estimates of budgeted construction costs and financing arrangements under current market conditions, and as such, actual costs and timing could vary.

(5) Includes $8.7 million principal outstanding under the Greenhouse Loan, which matures on October 31, 2014.

As of March 31, 2014, our contractual obligations decreased by approximately $1.0 million primarily from our purchase of the Arlington, Texas property in March 2014.

Quantitative and Qualitative Disclosures About Market Risk

Our interest expense is sensitive to changes in market interest rates. With respect to our interest-bearing liabilities, our long-term debt outstanding at March 31, 2014 was comprised of $37.6 million of variable rate debt with interest based on LIBOR plus an applicable margin. A hypothetical 1% increase in interest rates would decrease our net income and cash flows by less than $25,000 on an annual basis based upon our borrowing level at March 31, 2014.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with GAAP. In preparing our consolidated financial statements, we are required to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses included in the financial statements. Estimates are based on historical experience and other available information, the results of which form the basis of such estimates. While we believe our estimation processes are reasonable, actual results could differ from our estimates. The following accounting policies are considered critical to our operating performance and involve subjective and complex assumptions and assessments.

Revenue Recognition

We provide services to our clients in both inpatient and outpatient treatment settings. Revenues are recognized when services are performed at the estimated net realizable value amount from clients, third-party payors and others for services provided. We receive the vast majority of payments from commercial payors at out-of-network rates. Client service revenues are recorded at established billing rates less adjustments to estimate net realizable value. Adjustments are recorded to state client service revenues at the amount expected to be collected for the service provided based on historic adjustments for out-of-network services not under contract. Provisions for estimated third party payor reimbursements are provided in the period related services rendered and adjusted in future periods when actual periods are received.

Prior to admission, insurance coverage, as applicable, is verified and the client self-pay amount is determined. The client self-pay portion is generally collected upon admission. In some instances, clients will pay out-of-pocket as services are provided or will make a deposit and negotiate the remaining payments as part of the services. These out-of-pocket payments are included in accrued liabilities in the accompanying consolidated balance sheets and revenues related to these payments are deferred and recognized over the period services are provided. From time to time we may provide scholarships to a limited number of clients. We do not recognize revenues for scholarships provided.

We recognize revenues from commercial payors at the time services are provided based on our estimate of the amount that payors will pay us for the services performed. We estimate the net realizable value of revenues by adjusting gross client charges using our expected realization and applying this discount to gross client charges. Through December 31, 2013, our expected realization was determined by management after taking into account historical collections received from the commercial payors since our inception compared to the gross client charges billed. Beginning in January 2014, we enhanced the methodology related to our net realizable value to more quickly react to potential changes in reimbursements by facility, by type of service and by payor. As a result, management adjusted the expected realization to reflect a twelve-month historical analysis of reimbursement data by facility in addition to considering the type of services provided, the payors and the gross client charge rates. This change resulted in a decrease in our expected realization for the first quarter of 2014. Estimates of net realizable value are subject to significant judgment and approximation by management. It is possible that actual results could differ from the historical estimates management has used to help determine the net realizable value of revenues. If our actual collections either exceed or are less than the net realizable value estimates, we will record a revenue adjustment, either positive or negative, for the difference between our estimate of the receivable and the amount actually collected in the reporting period in which the collection occurred.

In cases where the demand for our services exceeds our capacity, we have entered into contractual arrangements with other parties to provide corporate support services. Based on criteria outlined in ASC 605, Revenue Recognition, management determined that we are the principal party to the corporate support services provided. As a result, revenues generated through our contractual arrangements are included in revenues at their expected realizable amount while the subcontracted service payments made to the subcontracted parties are included in client expenses. The need for these contractual arrangements decreased as we increased bed capacity in the second half of 2012 and in the first quarter of 2013 as a result of the opening of the Desert Hope facility.

Allowance for Contractual and Other Discounts

We derive the vast majority of our revenue reimbursements from commercial payors at out-of-network rates. Management estimates the allowance for contractual and other discounts based on its historical collections experience. The services authorized and provided and related reimbursement are often subject to interpretation and negotiation that could result in payments that differ from our estimates.

Allowance for Doubtful Accounts

Accounts receivable primarily consist of amounts due from third-party commercial payors and clients and we record accounts receivable net of contractual discounts. Our ability to collect outstanding receivables is critical to our results of operations and cash flows. Accounts receivable are reported net of an allowance for doubtful accounts, which is management’s best estimate of accounts receivable that could become uncollectible in the future. Accordingly, the accounts receivable reported in our consolidated financial statements are recorded at the net amount expected to be received. Our primary collection risks are (i) the risk of overestimating our net revenues at the time of billing that may result in us receiving less than the recorded receivable, (ii) the risk of non-payment as a result of commercial insurance companies denying claims, (iii) the risk that clients will fail to remit insurance payments to us when the commercial insurance company pays out-of-network claims directly to the client, (iv) resource and capacity constraints that may prevent us from handling the volume of billing and collection issues in a timely manner, (v) the risk that clients do not pay us for their self-pay balance (including co-pays, deductibles and any portion of the claim not covered by insurance) and (vi) the risk of non-payment from uninsured clients. In evaluating the collectability of accounts receivable and evaluating the adequacy of our allowance for doubtful accounts, management considers a number of factors, including historical experience, the age of the accounts and current economic trends. We continually monitor our accounts receivable balances and utilize retrospective reviews and cash collection data to support our estimates of the allowance for doubtful accounts. Estimates of our allowance for doubtful accounts are determined on a quarterly basis and adjusted monthly thereafter based on actual collections. If actual future collections are less favorable than those projected by management, additional allowances for uncollectible accounts may be required. There can be no guarantee that we will continue to experience the same collection rates that we have experienced in the past. We do not believe that there are any significant concentrations of revenues from any particular payor that would subject us to significant credit risks in the event a payor becomes unwilling or unable to pay claims.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired. Goodwill and intangible assets with indefinite lives are not amortized, but instead tested for impairment at least annually or whenever events or changes in circumstances indicate the carrying value may not be recoverable. We have no intangible assets with indefinite useful lives other than goodwill. We consider the following to be important factors that could trigger an impairment review: significant underperformance relative to historical or projected future operating results; identification of other impaired assets within a reporting unit; significant adverse changes in business climate or regulations; significant changes in senior management; significant changes in the manner of use of the acquired assets or the strategy for our overall business; and significant negative industry or economic trends.

Goodwill is assessed for impairment using a fair value approach at the reporting unit level. The goodwill impairment test is a two-step process, if necessary. The provisions for the accounting standard of goodwill provide an entity with the option to assess qualitative factors to determine whether the existence of events or circumstances leads to the determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. This qualitative assessment is referred to as a “step zero” approach. If, based on the qualitative factors, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying value, the entity may skip the two-step impairment test required by accounting guidance. If an entity determines otherwise or, at the option of the entity, if a step zero is not performed, step one of the two-step impairment test is required. Under step one, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. Impairment shall be recognized to the extent that the carrying amount of goodwill exceeds its implied fair value. In performing step one of the goodwill impairment test, we compare the carrying amount of the reporting unit to the estimated fair value.

In assessing the recoverability of goodwill, we consider historical results, current operating trends and results, and make estimates and assumptions about revenues, margins and discount rates based on our budgets, business plans, economic projections and anticipated future cash flows. Each of these factors contains inherent uncertainties, and management exercises substantial judgment and discretion in evaluating and applying these factors.

The annual goodwill impairment test is performed as of December 31 of each year, utilizing the two-step test. We concluded that the carrying value of the reporting unit as of December 31, 2013 did not exceed its fair value, and thus no indication of impairment was present. The fair value of goodwill exceeded the carrying value by $3.3 million at December 31, 2013.

Long-Lived Assets and Intangible Assets Subject to Amortization

Long-lived and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. Impairment is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

Accounting for Income Taxes

We account for income taxes in accordance with ASC 740, Income Taxes. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Under ASC 740, the effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be recovered.

Our practice is to recognize interest and/or penalties related to income tax matters in income tax expense.

Stock-Based Compensation Expense

We measure compensation expense for all stock-based awards at fair value on the date of grant and recognize compensation expense over the service period for the awards expected to vest. Since December 2012, we have obtained periodic valuation analyses prepared by independent third-party valuation firms to assist us with the determination of the fair value of our common stock.

These estimations of fair value are not indicative of future performance and will not be necessary to determine the fair value of new awards after the underlying shares trade on a liquid market.

December 2012 Valuation

We determined the fair value of AAC’s common stock to be $8.23 as of December 15, 2012. In determining the fair value of AAC’s common stock we reviewed an independent third party valuation report, which used a discounted cash flow method applying a discount rate of 17.6%. Other factors considered in our valuation were the TSN Acquisition in August 2012, which provided an indication of a recent value established as a result of negotiation between sophisticated parties with substantial due diligence about both parties, and a market transaction announced in November 2012 involving similar behavioral health companies. Based on the foregoing analysis, the fair value of the December 31, 2012 grants of 170,517 shares of common stock and 85,078 shares of restricted common stock were determined to be $8.23 per share.

November 2013 Valuation

On November 19, 2013, AAC issued 92,815 shares of restricted common stock to three employees under our 2007 Stock Incentive Plan, or the 2007 Plan, of which 23,203 shares were immediately vested and the remaining 69,612 shares vest ratably over each quarter ending March 31, 2014 through September 30, 2014. The valuation of AAC’s common stock was determined in accordance with the guidelines outlined in the American Institute of Certified Public Accounts Practice Aid, Calculation of Privately-Held Company Equity Securities Issues as Compensation. We engaged a third party valuation firm to construct a probability-weighted expected return model (“PWERM”) and to assist and advise management in determining the appropriate inputs and metrics to the model. Because there was no public market for AAC’s common stock, the board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of AAC’s common stock as of November 14, 2013, including the following factors:

•	previous third party valuations of AAC’s common stock;

•	the price of AAC’s common stock sold to third-party investors;

•	the value of AAC’s common stock issued in the TSN Acquisition in August 2012;

•	a market transaction announced in November 2012 involving similar behavioral health companies;

•	the valuation of a comparable public company;

•	AAC’s operating and financial performance;

•	current business conditions and projections;

•	AAC’s stage of development;

•	the likelihood of achieving a liquidity event for the shares of AAC’s common stock; such as an initial public offering or sale of AAC, given prevailing market conditions; and

•	any adjustment necessary to recognize a lack of marketability for common stock.

We used PWERM in determining AAC’s equity value for the November 2013 grant. PWERM is an analysis of future values of a company for several likely liquidity scenarios that may include a strategic sale or merger, an initial public offering or the dissolution of a company, as well as a company’s enterprise value assuming the absence of a liquidity event. For each possible future event, the future values of the company are estimated at certain points in time. This future value is then discounted to a present value using an appropriate risk-adjusted discount rate. Then, a probability is estimated for each possible event based on the facts and circumstances as of the valuation date. Using PWERM, we estimated the value of AAC’s common stock based upon an analysis of varying values for AAC’s common stock assuming (i) the completion of an initial public offering, (ii) a merger or acquisition and (iii) the continuation as a private company. We applied a percentage probability weighting to each of these scenarios based on our expectations of the likelihood of each event. Based on the foregoing PWERM analysis, the fair value of the November 19, 2013 grants of 92,815 shares of restricted common stock was determined to be $10.19 per share.

February 2014 Valuation

We determined the fair value of AAC’s common stock to be $12.76 as of February 12, 2014. In determining the fair value of AAC’s common stock, we reviewed a December 2013 independent third party valuation report, which determined AAC’s implied equity value using a discounted cash flow analysis, a comparison to a selection of precedent merger and acquisition transactions and a comparison to publicly-held companies. In addition, we considered the significant growth for EBITDA and revenues in 2013 compared to 2012, as well as the increased likelihood of an initial public offering of our common stock in 2014. We also considered projected results of operations for the first quarter of 2014 and positive revenue trends. Based on the foregoing analysis, the fair value of the shares of common stock issued in the private placement from February through

April 2014, compensatory grants to each of our five non-employee directors in March 2014, a compensatory grant made to our recently hired General Counsel and Secretary in April 2014 under the 2007 Plan and a grant in April 2014 to a non-executive employee each were valued at $12.76 per share.

April 2014 Valuation

In April 2014, Holdings issued an aggregate of 671,143 shares of common stock as consideration in connection with the BHR Acquisition and the CRMS Acquisition. In connection with these transactions, we determined the fair value of the shares of Holdings common stock issued in connection with the BHR Acquisition and the CRMS Acquisition to be $13.41 per share as of April 11, 2014. In addition to factoring in the prior valuation analyses described above, we also analyzed a new valuation report prepared by an independent third party with respect to the valuation of Holdings taking into account the Private Share Exchange, BHR Acquisition and CRMS Acquisition. In particular, the valuation report analyzed the potential impact of the then-proposed Reorganization Transactions on the valuation of Holdings, such as the increase in 2013 pro forma net income as a result of BHR results of operations being included for all of 2013. The valuation report also noted that the impact of the BHR Acquisition on the enterprise value would be mixed, as the additional EBITDA generated at the Holdings level due to the recapture of rents and cash and non-cash expenses was not sufficient to overcome the negative impact on enterprise value of BHR’s debt outstanding for the entire year. With respect to CRMS, the analysis determined that it would allow the recapture of additional EBITDA (on a pro forma basis for 2013) due to a combination of recaptured revenues (i.e., commissions no longer paid) and the expected cost savings. In determining the fair value of our common stock, we also considered the improved projected results of operations for the remainder of 2014, positive revenue trends, strong investor demand in the 2014 private placement by AAC and the higher probability of an initial public offering in 2014. Based on the foregoing analysis, we determined the fair value of Holdings common stock as of April 11, 2014 to be $13.41 per share.

Emerging Growth Company Status

Section 107 of the Jumpstart Our Business Startups Act, or JOBS Act, provides that an “emerging growth company” can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable.

Recently Issued But Not Yet Effective Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09 Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605 (Revenue Recognition). This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those good or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The effective date of this ASU will be for annual reporting periods beginning after December 15, 2016 using one of two retrospective application methods, and early application is not permitted. The Company is currently evaluating the estimated impact of the adoption of this accounting standard update on its financial statements.

BUSINESS

Company Overview

We believe we are a leading provider of inpatient substance abuse treatment services for individuals with drug and alcohol addiction. As of March 31, 2014, we operated six substance abuse treatment facilities located throughout the United States, focused on delivering effective clinical care and treatment solutions across our 407 beds, which included 278 licensed detoxification beds. In addition, we have three facilities under development and an additional property under contract that we plan to develop into a new facility. The majority of our 679 employees are highly trained clinical staff who deploy evidence-based treatment programs with structured curricula for detoxification, residential treatment, partial hospitalization and intensive outpatient care. By applying a tailored treatment program based on the individual needs of each client, many of whom require treatment for a co-occurring mental health disorder, such as depression, bipolar disorder and schizophrenia, we believe we offer the level of quality care and service necessary for our clients to achieve and maintain sobriety.

We have made substantial investments in our treatment facilities with a specific focus on providing aesthetically pleasing properties and grounds, numerous amenities, healthy food and a courteous and attentive staff to distinguish us from our competitors. Our commitment to clinical excellence, premium facilities and customer service has allowed us to form relationships across a broad set of key referral sources, including hospitals, other treatment facilities, employers, alumni and employee assistance programs. Our platform is supported by a centralized infrastructure that includes a multi-faceted sales and marketing program, call center operations, a laboratory facility, billing and collection services and support functions. This infrastructure, in conjunction with our premium service offerings, has enabled us to develop a strong national brand. The substantial investments we have made at a corporate level contribute to our operational efficiencies and provide us flexibility to place clients at a variety of our facilities in order to optimize care that best fits both the clients’ clinical needs and their insurance benefits.

We have demonstrated the ability to grow our business organically and generate attractive returns on investments with our de novo development capabilities. Our two de novo developments, Greenhouse and Desert Hope, added 218 total beds on a combined basis, and each achieved profitability within the first year of its respective opening. Our net revenues have increased to $115.7 million in 2013 from $66.0 million in 2012, representing a growth rate of 75.3%. Our revenues for the three months ended March 31, 2014 were $30.1 million compared to $29.4 million for the three months ended March 31, 2013, representing a 2.2% increase. In addition, for the years ended December 31, 2013 and December 31, 2012, we had $11.6 million and $7.2 million in Adjusted EBITDA and $1.5 million and $1.1 million in net income, respectively. For the three months ended March 31, 2014 and 2013, we had $3.6 million and $5.0 million in Adjusted EBITDA and $0.8 million and $2.2 million in net income, respectively. In 2013 and for the three months ended March 31, 2014, approximately 90% and 91% of our revenues, respectively, were reimbursable by commercial payors, including amounts paid by such payors to clients, and the remaining portion was payable directly by our clients. We currently do not receive any revenues from government healthcare payment programs such as Medicare and Medicaid. See “Selected Historical and Pro Forma Consolidated Financial and Operating Data” for a discussion of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure.

Industry Overview

Addiction is a chronic disease that affects brain function and behavior. Substance abuse, specifically the abuse of drugs and alcohol, is one of the most common and serious forms of addiction. If left untreated, substance abuse can lead to a variety of destructive social conditions such as problems at home or work, violence, crime and even death. According to the National Institute on Drug Abuse, or NIDA, the total societal cost of substance abuse in the United States is estimated to be over $600 billion annually. The 2012 National Survey on Drug Use and Health estimates that approximately 23.1 million people aged 12 or older needed treatment for a drug or alcohol use problem in the United States in 2012, of which only 2.5 million, or 10.8% of those needing treatment, received treatment at a specialty facility. According to a 2008 report by the Substance Abuse and Mental Health Services Administration, or SAMHSA, annual spending on treatment for substance abuse in the United States is expected to grow to $35 billion in 2014.

The National Comorbidity Survey reports that up to 65% of adults with substance abuse addiction also have a co-occurring mental health disorder, defined by SAMHSA as at least one major mental health disorder, such as depression, bipolar disorder and schizophrenia, occurring concurrently with substance abuse. The industry’s focus on diagnosing and treating the primary substance abuse addiction without attempting to uncover a potential mental health disorder can mask the high occurrence of clients with a co-occurring mental health disorder, a highly underserved segment of the mental illness and substance abuse treatment market. According to the President’s New Freedom Commission on Mental Health, only 19% of those who have co-occurring disorders receive treatment for both disorders, and 29% do not receive treatment for either problem. According to the Disease Management and Health Outcomes Journal, integrating treatment for both substance abuse and a co-occurring mental health disorder is believed to result in significantly better outcomes.

The substance abuse treatment industry is highly fragmented and largely consists of small regional operators. We estimate, based on IBISWorld estimates, that there were more than 16,700 individual mental health and substance abuse treatment clinics and centers in the United States in 2013, operated by over 8,100 enterprises, 67% of which were not-for-profits. An estimated 44% of these enterprises have fewer than 20 employees and over 45% operate a single facility. According to SAMHSA’s 2011 annual census of facilities providing substance abuse treatment, approximately 59% of facilities listed substance abuse treatment as the primary focus of their activities, but only 32% of facilities indicated that a mix of mental health and substance abuse treatment services were their primary focus. The majority of facilities in the United States do not offer residential treatment with only 26% of facilities responding to SAMHSA as offering these inpatient services.

The mental health and substance abuse treatment industry is expected to continue to expand as a result of a combination of factors, including increased awareness and de-stigmatization of substance abuse treatment and mental health disorders as more people seek treatment, favorable healthcare legislation and an expanding population. Recent healthcare reform is expected to enable greater access to treatment and services as more people obtain insurance coverage and the scope of coverage is expanded. As a result of the Affordable Care Act, healthcare reform is projected to expand coverage to approximately 25 million currently uninsured people by 2016 according to the Congressional Budget Office. According to the Employee Benefit Research Institute, this includes an estimated 3.1 million young adults who will have coverage as a result of the Adult-Dependent Mandate, which ensures that children under the age of 26 can stay on a parent’s plan. The Mental Health Parity and Addiction Equity Act of 2008, or MHPAEA, is federal legislation that provides for equal coverage between psychiatric or mental health services and conventional medical health services and restricts employers and insurers from placing more stringent limits on mental healthcare compared to other health conditions. According to the U.S. Department of Labor, the MHPAEA has already brought about coverage changes for approximately 103 million individuals, suggesting more comprehensive behavioral insurance coverage benefits for a significant number of individuals in the United States.

In addition to strong industry growth dynamics, the substance abuse treatment sector has several favorable attributes that differentiate it from other healthcare services sectors. Of particular note, as a result of the nature of substance abuse treatment, clients have more control in deciding when to seek treatment and who to select as their treatment provider. Placing a client in an inpatient treatment center can help remove many of the factors that contribute to substance abuse (e.g. access to dealers, negative influences, emotional triggers) and enable clients to better focus on their recovery. Also, clients are typically not limited to their local geographic area in selecting a treatment facility. As a result, providers are able to market and advertise directly to potential clients and their families on a national level.

Substance abuse addiction is a complex, chronic disease. Research from the NIDA shows that treatment programs tailored to each individual’s drug abuse patterns and any co-occurring mental health disorders can lead to sustained recovery periods. Below are examples of treatment programs at various levels of care according to the American Society of Addiction Medicine:

•	Detoxification – Inpatient care with clients medically monitored 24 hours per day, seven days per week by medical professionals who work to alleviate withdrawal symptoms through medication, as appropriate;

•	Residential Treatment – Inpatient care provided 24 hours per day, seven days per week, generally including two individual therapy sessions per week and regular group therapy with appropriate medical and psychiatric care provided, as needed;

•	Partial Hospitalization – Inpatient care provided in a structured program at least five days a week for no fewer than six hours a day, including a minimum of weekly individual therapy and regular group therapy with appropriate medical and psychiatric care provided, as needed;

•	Intensive Outpatient – Outpatient care provided three days per week for three hours per day at a minimum, including weekly individual therapy and group therapy; and

•	Outpatient Counseling – Outpatient sessions conducted in individual or group sessions on an as needed basis.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors and will allow us to successfully operate and grow our business:

•	Leading substance abuse treatment platform. We believe we are a leading provider of substance abuse treatment services based on the scale and nationwide reach of our platform, quality of our facilities and breadth of our treatment capabilities. With 407 total beds across six substance abuse treatment facilities as of March 31, 2014, we believe we offer one of the largest for-profit fully licensed programs to treat drug and alcohol addiction regardless of stage or severity. Our premium facilities offer clients aesthetically pleasing properties and grounds, a comfortable environment, high quality and healthy food, numerous amenities and a courteous and attentive staff. We believe our commitment to quality and customer service, as well as our dedication to clinical excellence, results in improved client retention, an important factor in ensuring clients receive the care they need. The combination of these attributes has allowed us to form relationships with key referral sources in the industry, including hospitals, other treatment facilities, employers, alumni and employee assistance programs, further strengthening our competitive position and national brand.

•	Comprehensive addiction treatment programs with co-occurring mental health disorder treatment capabilities. Our clinical staff is trained to deploy an evidence-based treatment program with a structured curriculum, particularly focused on identifying and addressing the needs of clients with co-occurring mental health disorders. We address a broad set of client needs through our comprehensive clinical programs that include detoxification, residential treatment, partial hospitalization and intensive outpatient care. Given that up to 65% of adults with substance abuse addiction are estimated to also have at least one co-occurring mental health disorder, we believe our medical and clinical staff’s ability to identify and treat both disorders is critical in helping clients achieve sobriety. Due to the complexity of their cases, clients with co-occurring mental health disorders often require more intensive treatment. We believe our ability to address these complex conditions enhances our reputation with clients, their families and other referral sources.

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Proven ability to develop de novo treatment facilities. We have a successful track record of identifying suitable de novo sites, securing properties, overseeing the licensing and development of facilities and integrating de novo centers into our broader platform. We have successfully transformed acquired properties, such as a luxury spa and an assisted living facility, into substance abuse treatment facilities.

We believe our skill and experience in executing our de novo development strategy provides us with a competitive advantage in quickly and cost-effectively developing substance abuse treatment facilities and enrolling clients. Our two de novo facilities, Greenhouse and Desert Hope, opened within 12 months of initially acquiring each respective property, and both were profitable within their first year of operation. We believe this is particularly noteworthy given the relative size of the facilities developed. With 148 beds, we believe Desert Hope is one of the largest premium residential substance abuse treatment facilities in the United States today. By focusing on larger facilities, we have the scale to offer a level of treatment services and amenities that otherwise would be cost prohibitive, namely our ability to house an onsite pharmacy and facilitate comprehensive medical services via onsite nurses, nurse practitioners and physicians.

•	Multi-faceted sales and marketing program. Our national sales and marketing program provides a competitive advantage compared to treatment facilities that primarily target local geographic areas and use fewer marketing channels to attract clients. Our national team of 36 professional sales representatives develops and maintains relationships with key referral sources such as hospitals, other treatment facilities, employers, alumni and employee assistance programs. In addition, our team of over 60 centralized, trained call center treatment consultants provides coverage and support 24 hours a day, seven days a week. Our coordinated approach to leveraging our sales team, relationships in the industry, internet, television and print advertising and potential client inquiries and our ability to serve clients from our varied facilities across the United States allows us to reach a broad audience of potential clients and build a nationally recognized brand. Given our multi-faceted sales and marketing program, we have been able to attract clients from a diverse set of channels. This nationally branded, multi-channel approach has led to an increase in our number of admitted clients from 2,934 in 2012 to 4,027 in 2013, a 37.3% growth rate. For the three months ended March 31, 2014, the number of admitted clients increased to 1,065 from 889 for the same period in 2013, a growth rate of 19.8%. Our investment in a dedicated call center and supporting technology allows us to evaluate the effectiveness of our various marketing channels. Analyzing this information enables us to adjust sales and marketing efforts to address near-term census levels across our facilities and optimize our spending on sales and marketing.

•	Attractive payor mix and diversified client base. We have generated revenues solely from commercial payors and our clients with no reimbursement from government healthcare payment programs such as Medicare and Medicaid, which are typically subject to lower reimbursement rates. The relationships we have developed with our referral sources enhance our interactions with payors and help us achieve our attractive reimbursement profile. For the year ended December 31, 2013 and the three months ended March 31, 2014, approximately 90% and 91% of our revenues, respectively, were reimbursable by commercial payors, including amounts paid by such payors to clients, with the remaining portion of our revenues payable directly by our clients. No single payor in 2013 or the first quarter of 2014 accounted for more than 12.3% and 16.1% of our revenue reimbursements, respectively.

•	Strong financial performance and attractive returns on invested capital. We have achieved strong financial performance in terms of recent growth and profitability. Our revenues for the year ended December 31, 2013 were $115.7 million, representing a 75.3% increase over $66.0 million in 2012. Our revenues for the three months ended March 31, 2014 were $30.1 million, representing a 2.2% increase over $29.4 million for the three months ended March 31, 2013. We believe the profitability and modest capital needs of our established substance abuse treatment facilities position us to generate strong cash flows. We have demonstrated the ability to generate attractive returns on investment with our de novo development strategy. Each of our two de novo developments, Greenhouse and Desert Hope, which added 218 total beds on a combined basis, was profitable within its first year of operation.

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Experienced management team with track record of success. Our senior management team, with an average of over 15 years of experience in the healthcare industry, has significant experience developing, operating and growing a variety of behavioral health treatment facilities. During our Chief Executive Officer’s nearly 20 year career in the substance abuse treatment industry, he developed two not-for-profit treatment companies before founding and developing a for-profit substance abuse treatment company with multiple operations in California and Tennessee. Our President has spent almost 18 years in the behavioral health industry, also focused on developing de novo substance abuse treatment facilities, including one of our predecessor companies. In addition, our Chief Operating Officer brings 22 years of experience in various senior roles at a leading provider of treatment and educational programs for adults and youth struggling with behavioral issues. We believe the combination of our management team’s skills and experiences provides us with an advantage in developing high quality de novo treatment facilities and quickly integrating them into our broader platform. Our senior management team is committed to utilizing its extensive experience in the execution of our long-term strategic plan.

Our Growth Strategy

We have developed our company and the American Addiction Centers national brand through substantial investment in our facilities, our clinical expertise, our professional staff and our national sales and marketing program. We anticipate a number of factors will accelerate demand for our services, including increased awareness and de-stigmatization of substance abuse treatment and recent healthcare reform improving access to care, particularly for young adults now able to access their parents’ insurance. We seek to extend our position as a leading provider of treatment for drug and alcohol addiction by executing the following growth strategies:

•	Improve census at existing facilities. We seek to improve census and client demand by increasing our client leads through our multi-faceted sales and marketing program, consisting of our national sales team, recommendations from alumni and healthcare professionals, internet, television and print advertising and potential client inquiries. By utilizing multiple sales and marketing channels, we generate significant inbound call volume from potential clients and the people close to them, and our consultative call center approach enables us to effectively identify and enroll qualified clients.

•	Expand capacity at existing residential facilities. As our client demand increases, we seek opportunities to expand capacity at our existing facilities. When market conditions indicate, we anticipate selectively increasing our number of residential beds, expanding our clinical facility space and hiring additional clinical staff to enable us to provide services to additional clients. Expansion of our Greenhouse location from 70 beds to 130 beds is anticipated to be completed in the second half of 2014.

•	Pursue de novo development of residential facilities. We currently operate six residential substance abuse treatment facilities located throughout the United States and have an additional residential facility under development. De novo development plays an important role in the growth of our facility base. Our de novo facility development consists of either building a new facility from the ground up or acquiring an existing facility with an alternative use and repurposing it as a substance abuse treatment facility. In the past two years, we have developed two full-service residential treatment facilities: Greenhouse, a former luxury spa in Dallas, Texas, and Desert Hope, a former assisted living facility in Las Vegas, Nevada. We believe the success of our Greenhouse and Desert Hope facilities provides us with the experience to develop additional premium facilities across the United States with comparable scale, capabilities and quality. Currently, we are developing a new premium facility located in Riverview, Florida that will provide us with an additional 164 beds. We expect this new residential treatment facility to open in the first half of 2015. In addition, we have entered into a purchase agreement to acquire, subject to the satisfaction of certain conditions, a property in Ringwood, New Jersey that we expect to begin developing by early next year into an inpatient facility with approximately 150 beds.

•	Opportunistically pursue treatment facility acquisitions. We selectively seek opportunities to expand and diversify our geographic presence and service offerings through facility acquisitions. IBISWorld estimates that there were more than 16,700 mental health and substance abuse treatment facilities in operation in 2013, most of which are small, regional operations. We believe this high level of fragmentation presents us with the opportunity to acquire facilities or small providers and upgrade their treatment programs and facilities to improve client care and as a result improve our operating metrics. We believe that our brand recognition, marketing platform and referral network will enable us to improve census at acquired facilities.

•	Expand outpatient operations. We actively pursue opportunities to add outpatient centers to complement our broader network of residential treatment facilities. For example, in March 2014 we acquired a property in Arlington, Texas, and in May 2014 we acquired a property in Las Vegas, Nevada. We intend to develop each of these properties in 2014 as outpatient treatment facilities to provide additional programming space for our nearby residential facilities. We believe expanding our reach by acquiring or developing premium outpatient facilities of a quality consistent with our inpatient services will further enhance our brand and our ability to provide a more comprehensive suite of services across the spectrum of care. Outpatient centers are expected to be an increasingly important source of leads for our residential programs as we believe a portion of clients receiving outpatient treatment will ultimately need a higher level of care. Moreover, we believe this will position us to better serve those clients whose payors require outpatient treatment as a prerequisite to any inpatient treatment.

•	Target complementary growth opportunities. There are additional growth opportunities that we may selectively pursue that are complementary to our current business. These may include, without limitation, providing pharmacy and laboratory services, expanding licensure of existing facilities, treating other mental health and wellness disorders and expanding other ancillary services. We are also aggressively pursuing acquisitions of prospective client databases and other lead sources to improve our referral base.

Our History

In 2004, Jerrod Menz, our President, established a residential drug and alcohol treatment company. In 2008, it was acquired by Forterus, Inc. In 2011, Forterus acquired Performance Revolution (d.b.a. FitRx), which was owned by Michael Cartwright, our Chief Executive Officer. Utilizing Mr. Cartwright’s and Mr. Menz’s skills and prior experiences developing de novo facilities, Forterus began identifying properties to develop into residential treatment centers. In 2011, we purchased Greenhouse, which opened in March 2012, and Desert Hope, which opened in January 2013. In 2012, we consummated the TSN Acquisition, which added three facilities (one of which was subsequently closed) and a national sales and marketing program. In conjunction with the TSN Acquisition, we changed our name to American Addiction Centers, Inc.

Holdings was formed in the first quarter of 2014 and completed the Reorganization Transactions in the second quarter of 2014, which included the Private Share Exchange, the BHR Acquisition and the CRMS Acquisition. As a result of the Reorganization Transactions, Holdings now owns (i) 93.6% of the outstanding common stock of AAC, (ii) 100% of the outstanding common membership interests in BHR, which represents 100% of the voting rights in BHR, and (iii) 100% of the outstanding membership interests in CRMS. See Note 11 to our audited financial statements included elsewhere in this prospectus for a discussion of certain historical corporate actions.

Subsequent to this offering, we expect to conduct a subsidiary short-form merger with AAC whereby the legacy holders who did not participate in the Private Share Exchange, representing 6.4% of the common stock of AAC, would be entitled to receive Holdings shares on a one-for-one basis. We currently expect to register this short-form merger on a Form S-4 registration statement to be filed with the SEC after consummation of this offering. Upon the completion of the short-form merger, Holdings would own 100% of AAC. No assurance can be given that the subsequent short-form merger will occur in a timely manner or at all.

Our Services and Solutions

We provide quality, comprehensive and compassionate care to adults and adolescents struggling with alcohol and/or drug abuse and dependence as well as co-occurring mental health issues. We maintain an evidence-based, disciplined treatment plan for all clients with schedules designed to engage the client in an enriched recovery experience. Our purpose and passion is to empower the individual, their families and the broader community through the promotion of optimal wellness of the mind, body and spirit.

Our curriculum, which is peer reviewed and research- and evidence-based, has been recognized as one of our program strengths by the Commission on Accreditation of Rehabilitation Facilities, or CARF, a leader in the promotion and accreditation of quality, value and optimal outcomes of service. In particular, research studies show that certain aspects of our treatment programs, such as offering longer treatment stays, are effective for producing long-term recovery. In addition, we offer a variety of forms of therapy types and settings and related services that the National Institute on Drug Abuse has recognized as effective. We offer the following types of therapy: motivational interviewing, cognitive behavioral therapy, rational emotive behavior therapy, dialectical behavioral therapy, solution-focused therapy, seeking safety, eye movement desensitization and reprocessing, and systematic family intervention. Our variety of therapy settings includes individual, group, family, recovery-oriented challenge, expressive (with a focus on music and art) and equine and trauma therapies.

We offer a full spectrum of treatment services to clients, based upon individual needs as assessed through comprehensive evaluations at admission and throughout participation in the program. The assignment to, and frequency of, services corresponds to individualized treatment plans within the context of the level of care and treatment intensity level.

•	Detoxification: Detoxification is usually conducted at an inpatient facility for clients with physical or psychological dependence. Detoxification services are designed to clear toxins out of the body so that the body can safely adjust and heal itself after being dependent upon a substance. Clients undergo routine urinalysis screenings and are medically monitored 24 hours per day, seven days per week by experienced medical professionals who work to alleviate withdrawal symptoms through medication, as appropriate. We provide detoxification services for several substances including alcohol, sedatives and opiates.

•	Residential Treatment: Residential care is a structured treatment approach designed to prepare clients to return to the general community with a sober lifestyle, increased functionality and improved overall wellness. Treatment is provided on a 24 hours per day, seven days per week basis, and services generally include a minimum of two individual therapy sessions per week, regular group therapy, family therapy, didactic and psycho-educational groups, exercise (if cleared by medical staff), case management, routine urinalysis screenings and recreational activities. Medical and psychiatric care is available to all clients, as needed, through our contracted professional physician groups.

•	Partial Hospitalization: Partial hospitalization is a structured program providing care at least five days a week for no fewer than six hours a day. This program is designed for clients who are stable enough physically and psychologically to participate in everyday activities but who still require a degree of medical monitoring. Services include a minimum of weekly individual therapy, regular group therapy, family education and therapy, didactic and psycho-educational groups, exercise (if cleared by medical staff), case management, routine urinalysis screenings and off-site recovery meetings and activities. Medical and psychiatric care is available to all clients, as needed, through our contracted professional physician groups.

•	Intensive Outpatient Services: Less intensive than the aforementioned levels of care, intensive outpatient services is a structured program providing care three days a week for three hours per day at a minimum. Designed as a “step down” from partial hospitalization, this program reinforces progress and assists in the attainment of sobriety, reduction of detrimental behaviors and improved overall wellness of clients while they integrate and interact in the community. Services include weekly individual therapy, group therapy, family education and therapy, didactic and psycho-educational groups, case management, frequent urinalysis screenings, off-site recovery meetings and activities and intensive transitional and aftercare planning.

Considering the high level of co-occurring substance abuse, mental health and medical conditions, we offer clients a spectrum of psychiatric, medical and wellness-focused services based upon his or her individual needs as assessed through comprehensive evaluations at admission and throughout his or her participation in the program. To maximize the likelihood of long-term recovery, all program levels provide clients access to the fol-

lowing services: assessment of individual substance abuse, mental health and medical history and physical within 24 to 72 hours of admission; psychiatric evaluations; psychological evaluations and services based on client needs; follow-up appointments with physicians and psychiatrists; medication monitoring; lab work; educational classes regarding health risks, nutrition, smoking cessation, HIV awareness, life skills, healthy nutritional programs and dietary plans; access to fitness facilities; interactive wellness activities such as swimming, basketball and yoga; and structured daily schedules designed for restorative sleep patterns.

We emphasize clinical treatment, as well as the therapeutic value of overall physical and nutritional wellness. We are committed to providing fresh and nutritious meals throughout a client’s stay in order to promote healthy routines beginning with diet and exercise. Some of our facilities offer comprehensive work-out facilities, and many locations offer various exercise classes and other amenities. We support long-term recovery for clients through evidence-based methodologies and individualized treatment planning while utilizing 12 step programs, which are a set of guiding principles outlining a course of action for recovery.

We believe we have a differentiated ability to manage dual diagnosis cases and coordinate treatment of individuals suffering from the common combination of mental illness and substance abuse simultaneously. These clients participate in education and discussion-oriented groups designed to provide information regarding the psychiatric disorders that co-occur with chemical dependency.

We place a strong emphasis on tracking client satisfaction scores in order to measure our client and staff interaction and overall outcome and reputation. In addition to client satisfaction surveys that we receive after a client’s discharge, we also solicit feedback during a client’s stay at our residential facilities. This allows us to further tailor an individual’s treatment plan to emphasize the programs that have been more impactful and helpful to a particular client.

Properties

We currently operate six substance abuse treatment facilities located throughout the United States staffed by seasoned professionals and experts in the fields of addiction and behavioral health who are committed to providing the care, support, education and hope needed to treat addiction. In addition, we have three substance abuse treatment facilities under development and an additional property under contract. We also operate an obesity treatment center, FitRx. The following table presents information, as of March 31, 2014, about our network of substance abuse treatment facilities, including current facilities, facilities under development and properties under contract:

Facility Name(1)	Location	Capacity (beds)	First Clients Served	Treatment Certifications(2)	Real Property Leased / Owned
Desert Hope	Las Vegas, NV	148	2013	DTX, RTC, PHP, IOP	Owned

Greenhouse	Grand Prairie, TX (Dallas area)	130(3)	2012	DTX, RTC, PHP, IOP	Owned

Forterus	Temecula, CA	76	2004	DTX, RTC, PHP, IOP	Leased

Singer Island	West Palm Beach, FL	65	2012	PHP, IOP	Leased

San Diego Addiction Treatment Center	San Diego, CA	36	2010	DTX, RTC, PHP, IOP	Leased

The Academy	West Palm Beach, FL	12	2012	PHP, IOP	Leased

TBD	Riverview, FL (Tampa area)	164(4)	Under Development(4)	DTX, RTC, PHP, IOP(4)	Owned

TBD	Arlington, TX (Dallas area)	n/a	Under Development(5)	PHP, IOP(5)	Owned

TBD	Las Vegas, NV	n/a	Under Development(6)	PHP, IOP(6)	Owned

TBD	Ringwood, NJ (New York City area)	150(7)	Under Contract(7)	DTX, RTC, PHP, IOP(7)	n/a

(1) Excluded from this table is our non-substance abuse treatment facility, FitRx, which is a 20-bed leased facility located in Brentwood, Tennessee that provides outpatient treatment services for men and women who struggle with obesity-related behavioral disorders.

(2) DTX: Detoxification; RTC: Residential Treatment; PHP: Partial Hospitalization; IOP: Intensive Outpatient.

(3) This figure includes 60 additional beds anticipated as a result of the ongoing Greenhouse expansion, which we anticipate to be completed in the second half of 2014.

(4) Reflects our current expectations with respect to this facility, which we anticipate will begin construction in the second half of 2014 and open in the first half of 2015.

(5) In March 2014, we acquired an approximately 20,000 square foot property in Arlington, Texas. We intend to begin construction of an outpatient treatment facility at this location in the third quarter of 2014, and we are targeting opening this facility in the second half of 2014. The facility will provide treatment services and additional programming space for our Greenhouse facility. Treatment certifications reflect our expectations.

(6) In May 2014, we acquired an approximately 20,000 square foot property in Las Vegas, Nevada. We intend to begin construction of an outpatient treatment facility at this location in the third quarter of 2014, and we are targeting opening this facility by the end of 2014. The facility will provide treatment services and additional programming space for our Desert Hope facility. Treatment certifications reflect our expectations.

(7) We entered into a purchase agreement to acquire a 96 acre property located fewer than 50 miles from New York City, subject to the satisfaction of certain closing conditions and the arrangement of financing. We anticipate beginning construction of a residential treatment facility at this location by early 2015, and we are targeting opening this facility in 2016 with approximately 150 beds. Treatment certifications reflect our expectations.

Our leased facilities identified in the table above have entered into third party leases with the following material terms:

Forterus. The eight properties that comprise the Forterus facility generally have lease terms ranging from one to two years with expiration dates ranging from August 2014 to September 2015. Monthly rent under these leases ranges from $2,000 to $2,750 plus the cost of utilities. One Forterus facility is a multi-tenant property where we provide clinical services and maintain office space. The lease for this property has a three year term that expired in March 2014, but we continue to occupy the premises and make monthly rent payments of $11,000 plus our proportionate share of certain taxes and the costs of operating and maintaining the premises. We are currently negotiating the extension of certain leases with upcoming termination dates and expect to renew such leases on substantially the same terms, though we cannot provide any assurances that we will be successful in doing so.

Singer Island. The Singer Island facility lease has a term of one year that expires in June 2015. As of July 1, 2014, monthly rent under this lease is $30,000 plus the cost of all utilities.

San Diego Treatment Center. The San Diego Treatment Center lease has a term of five years that expires in March 2015. This lease has an option to extend for an additional five-year term. Monthly rent under this lease is approximately $21,000 plus the cost of all utilities.

The Academy. Two leased properties constitute The Academy facility, one with a month-to-month term and the other with a six month term expiring in December 2014. Total monthly payments under these leases are approximately $8,300 plus utilities, certain taxes and our proportionate share of the costs of operating and maintaining the premises. We also lease properties located in West Palm Beach, Florida through which we provide certain clinical services. Certain leases for these clinical spaces have terms of one to two years, with expiration dates ranging from October 2014 to December 2014, and certain leases are month to month. Aggregate monthly rent under these leases is approximately $21,900. We are currently negotiating the extension of certain leases with upcoming termination dates and expect to renew such leases on substantially the same terms, though we cannot provide any assurances that we will be successful in doing so.

FitRx. The FitRx facility currently leases a property under a lease with a term of 66 months that expires in November 2014. Monthly rent under this lease is approximately $9,400 plus our proportionate share of certain taxes and the costs of operating and maintaining the premises. FitRx recently negotiated a new lease for a different property and plans to allow its existing lease to expire in November 2014. The new FitRx lease has a term of three years that expires in April 2017. This lease has an option to extend for two additional two-year periods. Monthly rent under this lease is approximately $21,000 plus our proportionate share of certain taxes and the costs of operating and maintaining the premises.

In addition, we lease approximately 21,800 square feet of office space in Brentwood, Tennessee for our corporate headquarters under a lease expiring in March 2017. Monthly rent under this lease is approximately $37,500 plus our proportionate share of certain taxes and the costs of operating and maintaining the premises.

Current Facilities

Each of our CARF accredited facilities provides a multidisciplinary approach to facilitate recovery from addiction by providing individuals with temporary homes for a long-term comprehensive program. We maintain premium facilities offering clients aesthetically pleasing properties and grounds, a comfortable environment, high quality and healthy food, numerous amenities and a courteous and attentive staff. We are committed to physical and nutritional wellness, and as part of this effort, we maintain advanced fitness facilities with instructors in several of our facilities and nutritious foods with menus approved by registered dietitians and nutritionists. A brief description of each of our facilities is provided below.

•	Desert Hope. Located in Las Vegas, Nevada, this facility has a bed capacity of 148, all of which are licensed for detoxification, and provides all levels of care to adults struggling with substance abuse and behavioral health issues. Desert Hope also offers a spirituality program developed by C.C. Nuckols, Eye Movement Desensitization and Reprocessing Therapy, art therapy, personal training, yoga sessions, a 12 step walk and other amenities in a luxurious setting.

•	Greenhouse. A former luxury spa in Dallas, Texas, this facility currently has a bed capacity of 70, all of which are licensed for detoxification, which capacity will increase to 130 beds upon completion of the facility expansion in the second half of 2014. Greenhouse provides all levels of care to adults struggling with substance abuse and behavioral health issues and also offers personal training, yoga sessions, massage therapy and other amenities.

•	Forterus. Located in Temecula, California, this center has a 76 bed capacity, 24 of which are licensed for detoxification and provides services to adults at all levels of care. Forterus is our original treatment facility and has been operating since 2004. A core component of its clinical model is community integration.

•	Singer Island. Located in West Palm Beach, Florida, this facility has a 65 bed capacity and provides partial hospitalization and intensive outpatient services to adults struggling with substance abuse and behavioral health issues. Additional services include psychological testing, ongoing college and career services and an extended care program.

•	San Diego Addiction Treatment Center. Located in San Diego, California, San Diego Addiction Treatment Center has a 36 bed capacity, all of which are licensed for detoxification, for adult males requiring all levels of care. This facility also offers an individualized grief and loss track to clients.

•	The Academy. Located in West Palm Beach, Florida, this facility has a 12 bed capacity and provides partial hospitalization and intensive outpatient services to adolescents (ages 13–17) struggling with substance abuse and behavioral health issues. Additional services include equine therapy and a specialized curriculum focusing on peer relationships, family and academics.

•	FitRx. Located in Brentwood, Tennessee, FitRx is a 20-bed program offering partial hospitalization and intensive outpatient services to adults who struggle with behavioral health disorders associated with obesity. FitRx’s programs emphasize behavioral, nutritional and physical wellness.

In addition to substance abuse, we believe several other addiction-related diseases represent large underserved markets. Additionally, the treatment model used at our residential facilities to treat substance abuse can also be applied to treat other compulsive behaviors.

New Property Developments

We have recently acquired three properties in Florida, Nevada and Texas and are in the process of acquiring an additional property that we will begin developing later this year. Each of these future facilities represents an important part of our growth strategy.

•	Riverview, Florida (Tampa area). We acquired a former boarding school for youths and intend to develop the property into a facility that will provide all levels of care to clients struggling with substance abuse and behavioral health issues. With construction targeted to begin in the second half of 2014, we anticipate opening this residential treatment facility in the first half of 2015 with 164 licensed beds.

•	Arlington, Texas (Dallas area). In March 2014, we acquired an approximately 20,000 square foot property in Arlington, Texas. We intend to begin construction of an outpatient treatment facility at this location in the third quarter of 2014, and we are targeting opening this facility in the second half of 2014. The facility will provide treatment services and additional programming space for our Greenhouse facility.

•	Las Vegas, Nevada. We acquired an approximately 20,000 square foot property in Las Vegas, Nevada in May 2014. We intend to begin construction of an outpatient treatment facility at this location in the third quarter of 2014, and we are targeting opening this facility by the end of 2014. The facility will provide treatment services and additional programming space for our Desert Hope facility.

•	Ringwood, New Jersey (New York City area). We have entered into a purchase agreement to acquire, subject to certain closing conditions and the arrangement of financing, a former convent on 96 acres located fewer than 50 miles from New York City, with convenient access to LaGuardia and Newark airports. We anticipate beginning construction by early 2015, and we are targeting opening this residential treatment facility in 2016 with 150 licensed beds.

Sales and Marketing

Sales and marketing supports the development of our brand and advances our comprehensive lead-generation platform. Total sales and marketing spend was $24.3 million in 2013 driven by our program’s multi-faceted sales and marketing engine. The primary sources of our new clients include:

•	National Sales Force. We deploy and manage a sales force of 35 representatives nationwide that became part of our organization as a result of the TSN Acquisition in August 2012 and focuses primarily on marketing to hospitals, other treatment facilities, employers, alumni and employee assistance programs. In addition, our varied facilities located across the United States allow us to reach a broad audience of potential clients and their families and build a nationally recognized brand. This nationally branded, multi-channel approach has led to an increase in our number of admitted clients from 2,934 in 2012 to 4,027 in 2013, a 37.3% growth rate.

•	Recommendations by Alumni. We often receive new clients who were directly referred to our facilities by our alumni as well as their friends and families. As our national brand continues to grow and our business continues to increase, we believe our alumni will become an increasingly important source of business for us.

•	Internet/TV/Print Advertising. Advertising through various media represents another important opportunity to obtain new clients as well as to develop our national brand. In September 2012, Mr. Cartwright released a motivational book titled Believable Hope: Five Essential Elements to Beat Any Addiction that chronicles his own personal journey overcoming addiction. Believable Hope represents a valuable marketing tool and serves as a key mechanism for treatment reinforcement. We maintain and run a series of television commercials that promote our facilities and overall capabilities. We also maintain a strong presence on the Internet. We have made further advertising efforts in radio spots, newspaper articles, medical journals and other print media with the intent to build our integrated, national brand.

•	Paid Calls and Clicks. We also pay to have potential clients directed to us via telephone or online in order to increase the size of our client and prospect database. Additionally, we are actively focused on obtaining website domain names to bring in additional admissions based on user search histories.

Call Center Operations

We maintain a 24 hours per day, seven days per week call center currently staffed by over 60 employees. Our centralized call center is situated at our corporate headquarters in Brentwood, Tennessee, and focuses on enrolling clients identified by our sales and marketing activities into new client admissions. As part of its role, the call center team conducts benefits verification and handles all communication with insurance companies, completes client assessments, begins the pre-certification process for treatment authorization, chooses the proper treatment facility for the client’s clinical and financial needs and assists clients with arrangements and logistics.

Professional Groups

We have an affiliation with a Professional Group in each of the five states in which we operate. These Professional Groups employ physicians and mid-level providers that treat our clients and bill the payor for their services. Upon formation of the Professional Groups, we provided the initial working capital funding for the Professional Groups in return for a receivable. We make additional advances to the Professional Groups during periods in which negative operating cash flow of the Professional Groups is generated, thereby increasing the balance of the receivable. Excess cash flow of the Professional Groups is repaid to us, resulting in a decrease in the receivable. Any receivables due to us from the Professional Groups are eliminated in the consolidation of the Professional Groups as VIEs. We provide management and other administrative services to the Professional Groups, including billing, collection of accounts receivable, accounting, management and human resource functions and setting policies and procedures in return for a negotiated management fee. Through these arrangements, we are directing the activities that most significantly impact the economic performance of the respective Professional Groups. Based on our ability to direct the activities that most significantly impact the economic performance of the Professional Groups, provide necessary funding and the obligation and likelihood of absorbing all expected gains and losses, we have determined that we are the primary beneficiary, and, therefore, consolidate the five Professional Groups as variable interest entities.

We are currently in the process of entering into written management services agreements (and, in some cases, replacing existing agreements) between AAC and each of the Professional Groups, which we expect to complete prior to the completion of this offering. Under each of the new management services agreements, AAC provides management and other administrative services to the Professional Groups, including billing, collection of accounts receivable, accounting, management and human resource functions, and setting policies and procedures. For additional information related to the Professional Groups, see Note 5 to our audited financial statements included elsewhere in this prospectus.

Competition

We believe we are one of the largest for-profit companies focused on substance abuse treatment in the United States. According to IBISWorld, approximately 77% of all substance abuse treatment clinics in the United States have a single location, and approximately 44% of all substance abuse treatment facilities have fewer than 20 employees. Many of the largest for-profit addiction treatment providers operate in the broader behavioral healthcare sector without focusing primarily on substance abuse. We believe our size and core focus on substance abuse treatment provide us with an advantage over competitors in terms of building our brand and marketing our platform to potential clients.

The market for mental health and substance abuse treatment facilities is highly fragmented with approximately 16,700 different facilities providing services to the adult and adolescent population, of which only 33% are operated by for-profit organizations. Our residential treatment facilities compete with several national competitors and many regional and local competitors. Some of our competitors are government entities and supported by tax revenues, and others are non-profit entities that are primarily supported by endowments and charitable contributions. We do not receive financial support from these sources. Some larger companies in our industry, including Acadia Healthcare Company, Inc. and CRC Health Corp., compete with us on a national scale and offer substance abuse treatment services among other behavioral healthcare services. To a lesser extent, we also compete with other providers of substance abuse treatment services, including other inpatient behavioral healthcare facilities and general acute care hospitals.

We believe the primary competitive factors affecting our business include:

•	quality of clinical programs and services;

•	reputation and brand recognition;

•	overall aesthetics of the facilities;

•	amenities offered to clients; and

•	relationships with payors and referral sources.

Sources of Revenue

Our revenues primarily consist of service charges related to providing addiction and behavioral health treatment. Our revenues also include charges related to the collection and laboratory testing of urine for controlled substances. For the year ended December 31, 2013 and for the three months ended March 31, 2014, approximately 90% and 91% of our revenues, respectively, were reimbursable by commercial payors, including amounts paid by such payors to clients, with the remaining portion payable directly by our clients. For the year ended December 31, 2013, approximately 12.3% of our revenue reimbursements came from Blue Cross Blue Shield of California, 12.1% came from Aetna and 10.3% came from United Behavioral Health. No other payor accounted for more than 10% of our revenue reimbursements for the year ended December 31, 2013. For the three months ended March 31, 2014, approximately 16.1% of our revenue reimbursements came from Anthem Blue Cross Blue Shield of Colorado, 13.6% came from Blue Cross Blue Shield of California and 12.4% came from Aetna. No other payor accounted for more than 10% of our revenue reimbursements for the three months ended March 31, 2014.

Regulatory Matters

Overview

Substance abuse treatment providers are regulated extensively at the federal, state and local levels. In order to operate our business and obtain reimbursement from third-party payors, we must obtain and maintain a variety of licenses, permits, certifications and accreditations. We must also comply with numerous other laws and regulations applicable to the conduct of business by substance abuse treatment providers. Our facilities are also subject to periodic on-site inspections by the agencies that regulate and accredit them in order to determine our compliance with applicable requirements.

The laws and regulations that affect substance abuse treatment providers are complex, change frequently and require that we regularly review our organization and operations and make changes as necessary to comply with changes in the law or new interpretations of laws or regulations. Significant public attention has focused in recent years on the healthcare industry, directing attention not only to the conduct of industry participants but also to the cost of healthcare services. In recent years, there have been heightened coordinated civil and criminal enforcement efforts relating to the healthcare industry by both federal and state government agencies. The ongoing investigations relate to, among other things, various referral practices, cost reporting, billing practices, credit balances, physician ownership and joint ventures involving hospitals and other healthcare providers. We expect that healthcare costs and other factors will continue to encourage both the development of new laws and regulations and increased enforcement activity.

We believe we are in substantial compliance with all applicable laws and regulations and are not aware of any material pending or threatened investigations involving allegations of wrongdoing. While no such regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation, as well as significant regulatory action including fines, penalties and exclusion from government health programs.

Licensure, Accreditation and Certification

All of our substance abuse treatment facilities are licensed under applicable state laws where licensure is required. Licensing requirements typically vary significantly depending upon the state in which a facility is located and the types of services provided. The types of licensed services that our facilities provide include intensive outpatient, community housing, adult residential, outpatient treatment, partial hospitalization and medical detoxification. In addition, our employed case managers, therapists and medical technicians may be subject to individual state license requirements.

Our Desert Hope facility is, and any future facilities that store and dispense controlled substances will be, required to register with the U.S. Drug Enforcement Administration, or DEA, and abide by DEA regulations regarding controlled substances. Finally, each of our treatment facilities has a certificate under the Clinical Laboratory Improvement Amendments of 1988, or CLIA, to conduct urinalysis screening for its clients.

Each of our substance abuse treatment facilities has obtained accreditation from the Commission on Accreditation of Rehabilitation Facilities, or CARF, which is the primary accreditation body in the substance abuse treatment industry. CARF accredits behavioral health organizations providing mental health and alcohol and drug use and addiction treatment services, as well as opiate treatment programs, and many other types of programs. This type of accreditation program is intended to improve the quality, safety, outcomes and value of healthcare services provided by accredited facilities. CARF requires an initial application and completion of on-site surveys demonstrating compliance with accreditation requirements. Accreditation is granted for a specified period, typically ranging from one to three years, and renewals of accreditation require completion of a renewal application and an on-site renewal survey.

We believe that all of our facilities and programs are in substantial compliance with current applicable state and local licensure, certification and accreditation requirements. In addition, we believe all of our facilities are in substantial compliance with the standards of CARF. Periodically, state and local regulatory agencies as well as accreditation entities conduct surveys of our facilities and may find from time to time that a facility is not in full compliance with all of the accreditation standards. Upon receipt of any such finding, the facility timely submits a plan of correction and corrects any cited deficiencies.

Fraud, Abuse and Self-Referral Laws

We do not currently bill or accept payments from any federal healthcare programs. Therefore, we are generally not impacted by the anti-kickback provisions of the Social Security Act, and our operations are not subject to the federal prohibition on physician self-referrals, commonly referred to as the Stark Law. However, many states have passed anti-kickback statutes and physician self-referral prohibitions similar to the federal statutes and regulations. These state laws are often drafted broadly to cover all payors (i.e., not restricted to Medicare and other federal healthcare programs) and often lack interpretative guidance. A violation of these laws could result in a prohibition on billing payors for such services, result in civil or criminal penalties and could adversely affect the state license of any program or facility found to be in violation.

Federal prosecutors have broad authority to prosecute healthcare fraud even when federal healthcare programs are not involved. For example, federal law criminalizes the knowing and willful execution or attempted execution of a scheme or artifice to defraud any healthcare benefit program as well as obtaining by false pretenses any money or property owned by any healthcare benefit program. Federal law also prohibits embezzlement of healthcare funds, false statements relating to healthcare and obstruction of the investigation of criminal offenses. All of these federal criminal offenses are enforceable regardless of whether an entity or individual participates in the Medicare program or any other federal healthcare program.

False Claims

We are subject to state and federal laws that govern the submission of claims for reimbursement. These laws generally prohibit an individual or entity from knowingly and willfully presenting a claim (or causing a claim to be presented) for payment from Medicare, Medicaid or other third-party payors that is false or fraudulent. The standard for “knowing and willful” often includes conduct that amounts to a reckless disregard for whether accurate information is presented by claims processors. Penalties under these statutes include substantial civil and criminal fines, exclusion from the Medicare program and imprisonment.

One of the most prominent of these laws is the federal False Claims Act, or FCA, which may be enforced by the federal government directly or by a qui tam plaintiff (or whistleblower) on the government’s behalf. When a private plaintiff brings a qui tam action under the FCA, the defendant often will not be made aware of the lawsuit until the government commences its own investigation or determines whether it will intervene. When a defendant is determined by a court of law to be liable under the FCA, the defendant may be required to pay three times the amount of the alleged false claim, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. As we do not submit claims to any federal healthcare program, the FCA poses minimal risk to our facilities.

Many states have passed false claims acts similar to the FCA. Under these laws, the government may impose a penalty and recover damages, often treble damages, for knowingly submitting or participating in the submission of claims for payment that are false or fraudulent or which contain false or misleading information. These laws may be limited to specific programs (such as state workers’ compensation programs) or may apply to all payors. In many cases, alleged violations of these laws may be brought by a whistleblower who may be an employee, a referring physician, a competitor, a client or other individual or entity, and who may be eligible for a portion of any recovery. Further, like the federal law, state false claims act laws generally protect employed whistleblowers from retribution by their employers.

Although we believe that we have procedures in place to ensure the accurate completion of claims forms and requests for payment, the laws, regulations and standards defining proper billing, coding and claim submission are complex and have not been subjected to extensive judicial or agency interpretation. Billing errors can occur despite our best efforts to prevent or correct them, and we cannot assure you that the government or a payor will regard such errors as inadvertent and not in violation of the applicable false claims act laws or related statutes.

Privacy and Security Requirements

There are numerous federal and state regulations that address the privacy and security of client health information. In particular, federal regulations issued under the Drug Abuse Prevention, Treatment and Rehabilitation Act of 1979 strictly restrict the disclosure of client identifiable information related to substance abuse and apply to any of our facilities that receive any federal assistance, which is interpreted broadly to include facilities licensed, certified or registered by a federal agency. Further, the HIPAA privacy and security regulations extensively regulate the use and disclosure of individually identifiable health information (known as “protected health information”) and require covered entities, which include most health providers, to implement and maintain administrative, physical and technical safeguards to protect the security of such information. Additional security requirements apply to electronic protected health information. These regulations also provide clients with substantive rights with respect to their health information.

The HIPAA privacy and security regulations also require our substance abuse treatment programs and facilities to impose compliance obligations by written agreement on certain contractors to whom our programs disclose client information known as “business associates.” The requirements for agreements with business associates changed in 2013, requiring us and other entities subject to HIPAA to revise existing agreements or to enter into new agreements. Compliance with these revised standards was required beginning September 23, 2013, except that existing business associate agreements may qualify for an extended compliance date of September 23, 2014. Covered entities may be subject to penalties as a result of a business associate violating HIPAA if the business associate is found to be an agent of the covered entity. Business associates are now also directly subject to liability under the HIPAA privacy and security regulations. In instances where our programs act as a business associate to a covered entity, there is the potential for additional liability beyond the program’s covered entity status.

Covered entities must report breaches of unsecured protected health information to affected individuals without unreasonable delay but not to exceed 60 days of discovery of the breach by a covered entity or its agents. Notification must also be made to HHS and, in certain situations involving large breaches, to the media. HHS is required to publish on its website a list of all covered entities that report a breach involving more than 500 individuals. In a 2013 final rule, HHS modified this breach notification requirement by creating a presumption that all non-permitted uses or disclosures of unsecured protected health information are breaches unless the covered entity or business associate establishes that there is a low probability the information has been compromised. Various state laws and regulations may also require us to notify affected individuals in the event of a data breach involving individually identifiable information without regard to whether there is a low probability of the information being compromised.

Violations of the HIPAA privacy and security regulations may result in civil penalties of up to $50,000 per violation for a maximum civil penalty of $1,500,000 in a calendar year for violations of the same requirement. HIPAA also provides for criminal penalties of up to $250,000 and ten years in prison, with the severest penalties for obtaining or disclosing protected health information with the intent to sell, transfer or use such information for commercial advantage, personal gain or malicious harm. In addition, state attorneys general may bring civil actions seeking either injunction or damages in response to violations of the HIPAA privacy and security regulations that threaten the privacy of state residents. HHS is required to impose penalties for violations resulting from willful neglect and is required to perform compliance audits.

Our programs remain subject to any privacy-related federal or state laws that are more restrictive than the HIPAA privacy and security regulations. These laws vary by state and could impose additional requirements and penalties. For example, some states impose strict restrictions on the use and disclosure of health information pertaining to mental health or substance abuse treatment. The Federal Trade Commission also uses its consumer protection authority to initiate enforcement actions in response to data breaches.

We enforce a health information privacy and security compliance plan, which we believe complies with the HIPAA privacy and security regulations and other applicable requirements. Compliance with federal and state privacy and security requirements has required and will continue to require us to expend significant resources.

Mental Health Parity Legislation and the Affordable Care Act

The regulatory framework in which we operate is constantly changing. Both the Mental Health Parity legislation and the Affordable Care Act may require that we make operational changes to comply with such laws and regulations. The Mental Health Parity and Addiction Equity Act of 2008, or MHPAEA, is a federal parity legislation that requires large group health insurance plans that offer mental health and addiction coverage to provide that coverage on par with financial and treatment coverage offered for other illnesses. Health plans that do not already cover mental health treatments will not be required to do so, and health plans are not required to provide coverage for every mental health condition published in the Diagnostic and Statistical Manual of Mental Disorders by the American Psychiatric Association. The MHPAEA also contains a cost exemption that operates to exempt a group health plan from the MHPAEA’s requirements if compliance with the MHPAEA becomes too costly. HHS issued interim rules implementing MHPAEA in February 2010 and final rules in November 2013.

The Affordable Care Act poses both opportunities and risks for us. The Affordable Care Act represents significant change to the healthcare industry, including reforming the health insurance market, adopting a number of payment reform measures, attempting to reduce the overall growth rate of healthcare spending, strengthening fraud and abuse enforcement as well as adopting numerous specific provisions applicable to individual segments of the healthcare industry. The impact of the Affordable Care Act on each of our programs may vary. Further, its overall impact is difficult to determine because of uncertainty around a number of factors, including issues around the timing and manner of implementation, the possibility of amendment, repeal or judicial modification, and our inability to predict how individuals, employers, health plans and providers will react to the requirements of the Affordable Care Act.

We believe that one permanent effect of the Affordable Care Act has been an increase in payment reform efforts by federal and state government payors and commercial payors. These efforts take many forms including the growth of ACOs, pay-for-performance bonus arrangements, partial capitation arrangements and the bundling of services into a single payment. The result of these efforts is that more risk of the overall cost of care is being transferred to providers. As institutional providers and their affiliated physicians assume more risk for the cost of care, we expect more services to be furnished within provider networks formed to accept these types of payment reforms. Our ability to compete and retain our traditional sources of clients may be adversely affected by our exclusion from such networks or our inability to be included in such networks.

Overall, the expansion of health insurance coverage under the Affordable Care Act is expected to be beneficial to the substance abuse treatment industry. Beginning January 1, 2014, health insurers are prohibited from denying coverage to individuals because of preexisting conditions. Further, all new small group and individual market health plans are required to cover ten essential health benefit categories, which include mental health and substance abuse disorder services. Likewise, beginning January 1, 2014, the small group and individual market plans are required to comply with the requirements of MHPAEA. According to HHS estimates published in February 2013, these changes are expected to expand coverage for mental health and substance abuse disorders for another 62.5 million Americans.

It is estimated that only 10.8% of those suffering with substance abuse disorders actually seek treatment. Accordingly, the expansion of commercial insurance for substance abuse treatment services may result in a higher demand for services from all providers. It is also likely to bring new competitors to the market, some of which may be better capitalized and have greater market penetration than we do. Further, we expect increased demand for substance abuse treatment services to also increase the demand for case managers, therapists, medical technicians and others with clinical expertise in substance abuse treatment that may make it both more difficult to adequately staff our substance abuse treatment facilities and could significantly increase our costs in delivering treatment, which may adversely affect both our operations and profitability. This increased demand may be tempered somewhat by another provision of the Affordable Care Act that budgets $25 million in grants and assistance to increase the number of mental health and behavioral health professionals.

CLIA and State Lab Licensure

Each of our treatment facilities conducts low complexity urinalysis testing and possesses a federal certification under CLIA and, where necessary, applicable state and local licenses. Under CLIA, we are required to hold a certificate applicable to the type of clinical laboratory tests that we perform, which require compliance with certain CLIA-imposed standards based upon the relative complexity of the level of testing that we are actually performing. CLIA regulates clinical laboratory testing by requiring that laboratories be certified by the federal government and comply with various operational, personnel, facilities administration, quality and proficiency requirements intended to ensure that laboratory testing services are accurate, reliable and timely. CLIA does not preempt state laws that are more stringent than federal law.

Pursuant to CLIA, a review is required to renew the certificates every two years. Additionally, we are regularly subject to survey and inspection to assess compliance with program standards and may be subject to additional random inspections. Standards for testing under CLIA are based on the level of complexity of the tests performed by the laboratory. Laboratories performing high complexity testing are required to meet more stringent requirements than laboratories performing less complex tests. Our facilities currently are certified for waiver testing because they only furnish urinalysis, a low complexity test.

In addition to CLIA requirements, we are subject to various state laws. CLIA provides that a state may adopt laboratory regulations that are more stringent than those under federal law, and a number of states, including California and other states in which we operate, have implemented their own laboratory regulatory requirements. State laws may require that laboratory personnel meet certain qualifications, specify certain quality controls or prescribe record maintenance requirements.

Additionally, many state licensure laws require a laboratory that solicits or tests specimens from individuals within that state to hold a license from that state, even if the testing occurs in another state. In particular, California, Florida and New Jersey require out-of-state laboratories to hold state licenses.

Health Planning and Certificates of Need

The construction of new healthcare facilities, the expansion of existing facilities, the transfer or change of ownership of existing facilities and the addition of new beds, services or equipment may be subject to state laws that require prior approval by state regulatory agencies under certificate of need laws. These laws generally require that a state agency determine the public need for construction or acquisition of facilities or the addition of new services. Review of certificates of need and other healthcare planning initiatives may be lengthy and may require public hearings. Violations of these state laws may result in the imposition of civil sanctions or revocation of a facility’s license. Currently, no states in which we operate have certificate of need requirements for substance abuse treatment centers applicable to our facilities.

Other State Healthcare Laws

Most states have a variety of laws that may potentially impact our operations and business practices. For instance, many states in which our programs operate prohibit corporations (and other legal entities) from practicing medicine by employing physicians and certain non-physician practitioners. These prohibitions on the corporate practice of medicine impact how our programs structure their relationships with physicians and other affected non-physician practitioners. These arrangements, however, have typically not been vetted by either a court or the affected regulatory body.

Similarly, many states prohibit physicians from sharing a portion of their professional fees with any other person or entity. These so-called fee-splitting prohibitions range from prohibiting arrangements resembling a kickback to broadly prohibiting percentage-based compensation and other variable compensation arrangements with physicians.

If our arrangements with physicians were found to violate a corporate practice of medicine prohibition or a state fee-splitting prohibition, our contractual arrangements with physicians in such states could be adversely affected, which, in turn, may adversely affect both our operations and revenues. Further, we could face sanctions for aiding and abetting the violation of the state’s medical practice act.

Local Land Use and Zoning

Municipal and other local governments also may regulate our treatment programs. Many of our facilities must comply with zoning and land use requirements in order to operate and many of our de novo acquisition targets will be contingent upon zoning and land use approvals. For example, local zoning authorities regulate not only the physical properties of a healthcare facility, such as its height and size, but also the location and activities of the facility. In addition, community or political objections to the placement of treatment facilities can result in delays in the land use permit process and may prevent the operation of facilities in certain areas.

Risk Management and Insurance

The healthcare industry in general continues to experience an increase in the frequency and severity of litigation and claims. As is typical in the healthcare industry, we could be subject to claims that our services have resulted in injury to our clients or had other adverse effects. In addition, resident, visitor and employee injuries could also subject us to the risk of litigation. While we believe that quality care is provided to our clients and that we materially comply with all applicable regulatory requirements, an adverse determination in a legal proceeding or government investigation could have a material adverse effect on our financial condition.

We maintain commercial insurance coverage on an occurrence basis for general and professional liability claims with no deductible, a primary $1 million per claim limit and an annual aggregate primary limit of $3 million with umbrella coverage for an additional $20 million limit.

Compliance Programs

Compliance with government rules and regulations is a significant concern throughout our industry, in part due to evolving interpretations of these rules and regulations. We seek to conduct our business in compliance with all statutes and regulations applicable to our operations. To this end, we have established an informal compliance program that reviews for regulatory compliance procedures, policies and facilities throughout our business. Our executive management team is responsible for the oversight and operation of our compliance program. We provide periodic and comprehensive training programs to our personnel, which are intended to promote the strict observance of our policies designed to ensure compliance with the statutes and regulations applicable to us. To better focus our compliance efforts, we intend to develop a formal compliance program in 2014.

Environmental Matters

We are subject to various federal, state and local environmental laws that: (i) regulate certain activities and operations that may have environmental or health and safety effects, such as the handling, storage, transportation, treatment and disposal of medical waste products generated at our facilities, the presence of other hazardous substances in the indoor environment and protection of the environment and natural resources in connection with the development or construction of our facilities; (ii) impose liability for costs of cleaning up, and damages to natural resources from, past spills, waste disposals on and off-site or other releases of hazardous materials or regulated substances; and (iii) regulate workplace safety. Some of our facilities generate infectious or other hazardous medical waste due to the illness or physical condition of our clients. The management of infectious medical waste is subject to regulation under various federal, state and local environmental laws, which establish management requirements for such waste. These requirements include record-keeping, notice and reporting obligations. Management believes that our operations are generally in compliance with environmental and health and safety regulatory requirements or that any non-compliance will not result in a material liability or cost to achieve compliance. Historically, the costs of achieving and maintaining compliance with environmental laws and regulations at our facilities have not been material. However, we cannot assure you that future costs and expenses required for us to comply with any new, or changes in existing, environmental and health and safety laws and regulations or new or discovered environmental conditions will not have a material adverse effect on our business, financial condition or results of operations.

Employees

As of June 20, 2014, we employed 679 people, consisting of 606 full-time employees and 73 part-time employees. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We believe that our employee relations are good.

Legal Proceedings

From time to time, we may be engaged in various lawsuits and legal proceedings in the ordinary course of our business. Except as described below, we are currently not aware of any legal proceedings the ultimate outcome of which, in our judgment based on information currently available, would have a material adverse effect on our business, financial condition or results of operations.

American Addiction Centers, Inc. v. James D. Bevell, Jr.

On February 3, 2014, AAC filed an action against James D. Bevell in the U.S. District Court in the Middle District of Tennessee, alleging breach of contract and tortious interference with business practices arising out of Mr. Bevell’s breach of his non-compete agreements. Mr. Bevell is the former Chief Innovation Officer of AAC and owns 4.5% of the outstanding common stock of AAC as of April 15, 2014. AAC’s complaint seeks preliminary and permanent injunctive relief, declaratory judgment, compensatory damages, punitive damages for intentional, fraudulent, reckless or grossly negligent conduct, reasonable attorneys’ fees and costs and such other legal, equitable or general relief for the breach of contract and associated wrongs. On March 5, 2014, the court granted a preliminary injunction enjoining Mr. Bevell and his officers, agents, servants, employees, attorneys and all persons in active concert or participation with him from violating the non-competition and non-solicitation provisions contained in his employment agreement with AAC and in the purchase agreement related to the TSN Acquisition.

Horizon Blue Cross Blue Shield of New Jersey v. Avee Laboratories et al.

On September 4, 2013, Horizon Blue Cross Blue Shield of New Jersey (“Horizon”) filed an amended complaint in the Superior Court of New Jersey against several defendants, including Leading Edge Recovery Center, LLC, one of our subsidiaries. Leading Edge Recovery Center, LLC formerly operated a drug and alcohol treatment facility in New Jersey. Horizon alleges the defendants submitted and caused others to submit unnecessary drug tests in violation of New Jersey law and is seeking recovery for monetary and treble damages. We are vigorously defending these claims and believe them to be without merit. We cannot provide any assurance that we will prevail in this matter, nor can we reasonably estimate our potential liability if there is an adverse outcome. Further, we have made a demand for indemnification upon James D. Bevell for the portion of these claims relating to the period prior to the TSN Acquisition. We cannot provide any assurance that we will prevail in our indemnity claim with Mr. Bevell for any portion of these claims.

MANAGEMENT

Our Board of Directors consists of seven members, including a majority of directors who are independent within the meaning of the listing standards of the NYSE. Each of our directors will be elected by our stockholders at our annual meeting of stockholders to serve until the next annual meeting of our stockholders and until his successor is duly elected and qualified. The first annual meeting of our stockholders after this offering will be held in 2015.

Executive Officers and Directors

The following persons are our directors and executive officers as of the date of this prospectus:

Name	Age	Position
Michael T. Cartwright	46	Chief Executive Officer and Chairman of the Board
Jerrod N. Menz	41	President and Director
Kirk R. Manz	47	Chief Financial Officer
Candance A. Henderson-Grice	46	Chief Operating Officer
Kathryn Sevier Phillips	43	General Counsel and Secretary
Darrell S. Freeman, Sr.	49	Lead Independent Director
Jerry D. Bostelman	45	Director
Lucius E. Burch, III	72	Director
David C. Kloeppel	45	Director
Richard E. Ragsdale	70	Director

Michael T. Cartwright, Chairman and Chief Executive Officer. Mr. Cartwright has served as Chairman of our Board of Directors since 2011 and currently serves as our Chief Executive Officer, a position he has held since June 2013. Mr. Cartwright has almost 20 years of experience in the addiction treatment industry. In 2009, Mr. Cartwright co-founded Performance Revolution, LLC (d/b/a FitRx), a company focused on weight management, and served as its chief executive officer until it merged into Forterus, Inc. in 2011. In 1999, he founded Foundations Recovery Network, LLC, a national alcohol and drug treatment company, and served on its Board of Directors and as its president and chief executive officer until 2009. Additionally, in 1995, Mr. Cartwright founded Foundations Associates, a not-for-profit alcohol and drug treatment center in Nashville, Tennessee, and served on its Board of Directors and as its chief executive officer until its purchase by Foundations Recovery Network, LLC in 2007. While at Foundations Associates, Mr. Cartwright conducted 15 federally funded research studies on dual diagnosis and addiction. Mr. Cartwright also served on the U.S. Senate Help Subcommittee on Substance Abuse and Mental Health Services from 2003 to 2004. Based on his knowledge of our company, its business and his extensive experience in the addiction treatment industry, we have determined that Mr. Cartwright should serve as Chairman of our Board of Directors. Mr. Cartwright is a graduate of Trevecca Nazarene University.

Jerrod N. Menz, President. Mr. Menz currently serves as our President, a position he has held since June 2013, and has almost 18 years of experience in the drug and alcohol treatment industry. He previously served as the chief executive officer of American Addiction Centers, Inc. (formerly Forterus, Inc.) from 2011 until 2013. From 2009 until 2011, he served Forterus, Inc. in the roles of Vice President and Secretary. In 2004, Mr. Menz founded ABTTC, Inc. (d/b/a A Better Tomorrow), an alcohol and drug treatment provider in southern California, until Forterus, Inc. acquired A Better Tomorrow in 2008. Prior to founding A Better Tomorrow, Mr. Menz served as general manager of Wits Inn, a drug and alcohol treatment facility in Southern California, from 1997 through 2003 and as Vice President of Marketing of Chapman House Addiction Facilities, a drug and alcohol treatment facility in Orange, California, from 2003 to 2004. Based on his knowledge of our company, its business and his extensive experience in the addiction treatment industry, we have determined that Mr. Menz should serve as a director. Mr. Menz is a graduate of the University of Pittsburgh.

Kirk R. Manz, Chief Financial Officer. Mr. Manz joined the company as Chief Financial Officer in January 2011. From 2008 through 2010, Mr. Manz served as chief executive officer of GMD Holdings, Inc. (d/b/a Blast Panel), a digital media company. From 2006 through 2008, Mr. Manz served as managing member of Private Capital Securities, LLC, a boutique investment banking firm. From 2004 through 2006, Mr. Manz served as vice president of investments for Piper Jaffray & Co. From 2002 through 2004, Mr. Manz worked as a fixed income specialist for Stephens Inc. From 1988 through 2002, Mr. Manz was co-founder or chief executive officer of four communications companies including Igaea, Inc., an international VoIP telecommunications provider. Mr. Manz is a graduate of Vanderbilt University.

Candance A. Henderson-Grice, Chief Operating Officer. Ms. Henderson-Grice joined the company in February 2013 as our Chief Operating Officer and has over 22 years’ experience in the behavioral health industry. From 2001 through 2012, she worked at CRC Health Corporation in various capacities, including president of CRC’s healthy living division which included four eating disorder sites, a residential weight management program, two weight management schools and 12 summer camps; vice president of operations for CRC’s eating disorders, weight management and Florida programs; vice president of operations of CRC’s high-end private pay and Florida facilities which included CRC’s flagship program, Sierra Tucson; and as vice president of CRC’s Southern Region. From 1992 to 2001, she worked for Comprehensive Addiction Programs, which was purchased by CRC in 2003, where she held roles including special projects director, director of operations and chief executive officer of various Comprehensive Addiction Programs facilities. Ms. Henderson-Grice is a graduate of the University of Alabama at Birmingham and Troy State University.

Kathryn Sevier Phillips, General Counsel and Secretary. Ms. Phillips joined the company in December 2013 as General Counsel and Secretary. From 2009 to 2013, Ms. Phillips served as Managing Partner of Sevier Phillips & Associates, a legal, compliance and political consulting practice focused primarily on healthcare clients. From 2004 to 2008, Ms. Phillips was general counsel and secretary of National Renal Alliance, LLC, a national renal disease management and dialysis provider, where Ms. Phillips served as the chief legal and government affairs officer. From 1999 to 2004, Ms. Phillips practiced with the law firm of Stites & Harbison PLLC. In 1999, Ms. Phillips served as general counsel of Alexander for President, the presidential campaign of Senator Lamar Alexander. From 1995 to 1998, Ms. Phillips practiced with the law firm of Bass, Berry & Sims PLC. Ms. Phillips is a graduate of Auburn University, the Harvard Graduate School of Education and Harvard Law School.

Darrell S. Freeman, Sr., Lead Independent Director. Mr. Freeman joined our Board of Directors in January 2013 and was appointed Lead Independent Director in June 2014. Mr. Freeman currently serves as the executive chairman of Zycron, Inc., an information technology services and solutions firm he founded in 1991. Mr. Freeman has served as the executive chairman of Zycron, Inc. since its formation in 1991. Mr. Freeman also is the co-founder and board member of Tennessee-based Reliant Bank where he serves on the audit and compensation committees. Additionally, Mr. Freeman was the co-founder and chairman of Pinnacle Construction Partners, a construction management firm. The Board of Directors believes that Mr. Freeman is qualified to serve as a director as a result of his extensive business and financial experience and insight into risk management from his experience co-founding Reliant Bank and his service on its audit committee. In 2012, Mr. Freeman was appointed to the Tennessee Board of Regents. Mr. Freeman has served two terms as chairman of the Nashville Area Chamber of Commerce, as chairman of the 100 Black Men of Middle Tennessee and is a current board member of the Nashville Entrepreneur Center.

Jerry D. Bostelman, Director. Mr. Bostelman joined our Board of Directors in July 2012. Mr. Bostelman is chief executive officer of Vaco, LLC, a professional staffing firm, which he co-founded in 2002. Prior to co-founding Vaco, Mr. Bostelman was a regional manager for Robert Half International Inc., a provider of staffing services for accounting and finance professionals, where he worked from 1997 through 2001. From 1993 through 1997, Mr. Bostelman served as an auditor for Arthur Anderson. The Board of Directors believes that Mr. Bostelman is qualified to serve as a director as a result of his accounting background and his broad management experience serving as regional manager of a national professional staffing firm. Mr. Bostelman served six years in the Marine Corps Reserves, including a five month active tour of duty in the first Gulf War.

Lucius E. Burch, III, Director. Mr. Burch joined our Board of Directors in February 2012. Since 1989, Mr. Burch has served as the chairman and chief executive officer of Burch Investment Group, formerly Massey Burch Investment Group. Mr. Burch began his tenure at Massey Investment Company (the predecessor of Massey Burch Investment Group), as a financial analyst and portfolio manager in 1968 and served as president from 1981 until 1989. Mr. Burch is also the chairman and chief executive officer of Collateral Guaranty, a credit enhancement fund. Mr. Burch is the former chairman of Corrections Corporation of America (NYSE:CXW), an operator of private prisons and detention centers and has served on numerous private and public company boards. The Board of Directors believes that Mr. Burch is qualified to serve as a director as a result of his extensive knowledge of and experience in the healthcare industry, his prior extensive board experience, including service on the Boards of Directors of seven New York Stock Exchange companies and his general business and financial acumen.

David C. Kloeppel, Director. Mr. Kloeppel joined our Board of Directors in April 2013. Mr. Kloeppel is chairman of Eventa Global, Inc., a travel services company he founded in 2014, and also serves as chief executive officer of Domus Hospitality, LLC, an operator of hotels in Latin American and the Caribbean he founded in 2013. Mr. Kloeppel served as president and chief operating officer of Gaylord Entertainment Company (NYSE:GET) from 2009 to 2012; as president and chief financial officer from 2008 to 2009; as executive vice president and chief financial officer from 2002 until 2008; and as chief financial officer from 2001 to 2002. Prior to joining Gaylord Entertainment Company he worked in the Mergers and Acquisitions Department at Deutsche Bank in New York, where he served as vice president and was responsible for that department’s activities in the lodging, leisure and real estate sectors. Mr. Kloeppel served as a director of FelCor Lodging Trust Inc. (NYSE:FCH) from 2005 to 2008, and was a member of the audit and compensation committees. The Board of Directors believes that Mr. Kloeppel is qualified to serve as a director as a result of his prior public company executive officer experience, his extensive corporate governance experience as an officer and director of publicly traded companies and his general business and financial acumen. Mr. Kloeppel currently serves on the Executive Committee of the Nashville Area Chamber of Commerce and the Board of Visitors of the Owen Graduate School of Management at Vanderbilt University. He is the current President of the Board of Trustees at University School of Nashville.

Richard E. Ragsdale, Director. Mr. Ragsdale joined our Board of Directors in July 2012. Mr. Ragsdale has co-founded and operated 17 healthcare corporations during his career. After beginning his career with Chase Manhattan Bank in New York, Mr. Ragsdale served as president and treasurer of Hospital Affiliates International, Inc., one of the country’s first hospital management firms, from 1973 to 1977, and served as vice president and chief financial officer of INA Health Care Group from 1977 to 1981. In 1981, he co-founded a hospital management company, Republic Health Corporation, which went public in 1983 and was acquired by an investor group in 1986. In 1985, Mr. Ragsdale co-founded Community Health Systems, Inc. (NYSE:CYH), a rural hospital management company, and served as chairman from 1985 to 1996. In 2000, he co-founded HealthMont Inc., an operator of community hospitals, and served as chairman from its formation in early 2000 until its acquisition by SunLink in October 2003. Mr. Ragsdale has served on the boards of numerous public and private companies and since June 2008, has served as a director of BreatheAmerica, Inc., an operator of allergy, asthma and sinusitis treatment centers. The Board of Directors believes that Mr. Ragsdale is qualified to serve as a director as a result of his extensive knowledge of and experience in the healthcare industry, his prior extensive public company board experience and his general business and financial acumen.

Corporate Governance Profile

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

•	our Board of Directors is not classified, with each of our directors subject to re-election annually;

•	of the seven persons who serve on our Board of Directors, five of our directors satisfy the listing standards for independence of the NYSE and four of our directors satisfy the independence standards of Rule 10A-3 under the Exchange Act;

•	each member of our Audit Committee qualifies as an “audit committee financial expert” as defined by the SEC;

•	we intend to comply with the requirements of the NYSE listing standards, including having committees comprised solely of independent directors; and

•	we do not have a stockholder rights plan.

Our directors will stay informed about our business by attending meetings of our Board of Directors and its committees and through supplemental reports and communications. Our independent directors meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Board Leadership Structure

Our Board of Directors is currently chaired by our Chief Executive Officer, Mr. Cartwright. Our Board of Directors believes that combining the positions of Chief Executive Officer and Chairman helps to ensure that the Board of Directors and management act with a common purpose and provides a single, clear chain of command to execute our strategic initiatives and business plans. In addition, our Board of Directors believes that a combined Chief Executive Officer/Chairman is better positioned to act as a bridge between management and our Board of Directors, facilitating the regular flow of information. Our Board of Directors also believes that it is advantageous to have a Chairman with an extensive history with and knowledge of our company (as is the case with our Chief Executive Officer).

In June 2014, our Board of Directors appointed Mr. Freeman as lead independent director in connection with this offering in order to help reinforce the independence of our Board of Directors as a whole. The lead independent director will serve as an effective balance to a combined Chief Executive Officer/Chairman. The lead independent director is empowered to, among other duties and responsibilities, provide general leadership of the affairs of the independent directors, preside over board meetings in the absence of the Chairman and during independent director closed session portions of the meetings, preside over and establish the agendas for meetings of the independent directors and act as liaison between the Chairman and the independent directors.

Role of the Board in Risk Oversight

One of the key functions of our Board of Directors is informed oversight of our risk management process. Our Board of Directors administers this oversight function directly, with support from its three standing committees, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, each of which addresses risks specific to its respective areas of oversight. In particular, our Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit Committee also monitors compliance with legal and regulatory requirements in addition to oversight of the performance of our internal audit function. Our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Our Nominating and Corporate Governance Committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct.

Board Committees and Independence

The NYSE requires a majority of our Board of Directors to consist of independent directors. A director will only qualify as an “independent director” if, in the opinion of our Board of Directors, that person does not have a material relationship with the company that would interfere with the exercise of independent judgment. In addition, in order for a member of the Compensation Committee or the Audit Committee to be considered independent, such committee member may not, other than in his capacity as a member of the Board of Directors or any Board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from us; or (2) be an affiliated person of us.

In March 2014, our Board of Directors undertook a review of the composition of our Board of Directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our Board of Directors has affirmatively determined that none of our directors other than Mr. Cartwright and Mr. Menz has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of our directors other than Mr. Cartwright and Mr. Menz is “independent” as that term is defined by the NYSE Listed Company Manual. Our Board of Directors also determined that Messrs. Freeman, Kloeppel and Ragsdale, who comprise our Audit Committee, Messrs. Burch, Kloeppel and Freeman, who comprise our Compensation Committee, and Messrs. Bostelman, Burch and Ragsdale, who comprise our Nominating and Corporate Governance Committee, each satisfy the independence standards for such committees established by the SEC and the NYSE. Each of the members of our Compensation Committee is an “outside director” for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act. In making such determination, the Board of Directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances the Board of Directors deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each committee will operate under a charter approved by our Board of Directors. Following this offering, copies of each committee’s charter will be posted on the Corporate Governance section of our website, www.americanaddictioncenters.com.

Audit Committee. Our Audit Committee consists of Messrs. Freeman, Kloeppel and Ragsdale, each of whom is a non-employee director. Mr. Kloeppel serves as the chair of our Audit Committee. The functions of this committee include, among other things:

•	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent auditors and management;

•	reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation, and matters concerning the scope, adequacy and effectiveness of our financial controls;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and other matters;

•	preparing the report of the audit committee that the SEC requires in our annual proxy statement;

•	overseeing risks associated with financial matters such as accounting, internal controls over financial reporting and financial policies;

•	reviewing and providing oversight with respect to any related party transactions and monitoring compliance with our code of ethics; and

•	reviewing and evaluating, at least annually, the performance of the Audit Committee, including compliance of the Audit Committee with its charter.

Our Board of Directors has determined that each member of the Audit Committee meets the financial literacy requirements under the NYSE listing standards and that each of Messrs. Kloeppel, Freeman and Ragsdale qualify as an “audit committee financial expert” within the meaning of SEC rules and regulations. In making its determination that each of Messrs. Kloeppel, Freeman and Ragsdale qualify as an “audit committee financial expert,” our Board of Directors has considered the formal education and nature and scope of the previous experience of each of Messrs. Kloeppel, Freeman and Ragsdale, coupled with past and present service on various Audit Committees. Both our independent registered public accounting firm and management personnel periodically meet privately with our Audit Committee.

Compensation Committee. Our Compensation Committee consists of Messrs. Freeman, Kloeppel and Burch. Mr. Burch serves as the chair of our Compensation Committee. The functions of this committee include, among other things:

•	reviewing and recommending to our Board of Directors the compensation and other terms of employment of our executive officers;

•	reviewing and recommending to our Board of Directors performance goals and objectives relevant to the compensation of our executive officers;

•	evaluating and approving the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

•	evaluating and recommending to our Board of Directors the type and amount of compensation to be paid or awarded to Board members;

•	administering our equity incentive plans;

•	reviewing and recommending to our Board of Directors policies with respect to incentive compensation and equity compensation arrangements;

•	reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

•	evaluating and overseeing risks associated with compensation policies and practices;

•	reviewing and recommending to our Board of Directors the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers and other members of senior management;

•	preparing the report of the compensation committee that the SEC requires in our annual proxy statement;

•	reviewing the adequacy of its charter on an annual basis; and

•	reviewing and evaluating, at least annually, the performance of the Compensation Committee, including compliance of the Compensation Committee with its charter.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee consists of Messrs. Bostelman, Burch and Freeman. Mr. Freeman serves as the chair of our Nominating and Corporate Governance Committee. The functions of this committee include, among other things:

•	identifying, reviewing and evaluating candidates to serve on our Board of Directors;

•	determining the minimum qualifications for service on our Board of Directors;

•	evaluating the performance of our Board of Directors and the committees thereof, including compliance of each committee with its charter;

•	evaluating, nominating and recommending individuals for membership on our Board of Directors;

•	considering nominations by stockholders of candidates for election to our Board of Directors;

•	considering and assessing the independence of members of our Board of Directors;

•	developing, as appropriate, a set of corporate governance principles, and reviewing and recommending to our Board of Directors any changes to such principles;

•	periodically reviewing our policy statements;

•	reviewing, at least annually, the adequacy of its charter; and

•	evaluating, at least annually, the performance of the Nominating and Corporate Governance Committee, including compliance of the Nominating and Corporate Governance Committee with its charter.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee has ever been an executive officer or employee of ours. None of our officers currently serves, or has served during the last completed fiscal year, on the Compensation Committee or Board of Directors of any other entity that has one or more officers serving as a member of our Board of Directors or Compensation Committee. Prior to establishing the Compensation Committee, our full Board of Directors made decisions relating to compensation of our officers.

Code of Business Conduct and Ethics

Upon completion of this offering, our Board of Directors will establish a code of business conduct and ethics that applies to our officers, directors and employees. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with applicable laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code of business conduct and ethics.

Any waiver of the code of business conduct and ethics for our executive officers or directors must be approved by a majority of our independent directors, and any such waiver shall be promptly disclosed as required by law or NYSE regulations. Following this offering, a current copy of the code will be posted on the Corporate Governance section of our website, www.americanaddictioncenters.com.

Director Compensation

As compensation for serving on our Board of Directors, we intend to provide each of our independent directors an annual retainer consisting of a stock award with a grant date fair value of $40,000. In addition, we have historically paid each of our independent directors a fee of $2,000 in cash per meeting. Directors who are also officers or employees of our company will receive no additional compensation for service as directors. In addition, we will reimburse our directors for their reasonable out-of-pocket expenses incurred in attending Board of Directors and committee meetings. The following table reflects the total compensation earned by our non-employee directors in 2013:

Name	Fees earned or paid in cash ($)	Stock Awards ($)(1)	Total ($)
Jerry D. Bostelman	12,000	47,378	59,378
Lucius E. Burch, III	10,000	47,378	57,378
Darrell S. Freeman, Sr.	10,000	47,378	57,378
David C. Kloeppel	8,000	47,378	55,378
Richard E. Ragsdale	12,000	47,378	59,378

(1) Reflects the aggregate grant date fair value, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, of a March 2014 grant of 3,713 fully vested shares of common stock to each non-employee director as compensation for his service to AAC in 2013. See Note 12 titled “Stock-Based Compensation Plans” to our audited consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions made by us in determining the grant date fair value of our equity awards.

EXECUTIVE COMPENSATION

Overview

The primary goal of our executive compensation program is to align executive compensation with our business objectives and individual performance, as well as to enable us to attract, retain and reward executive officers who contribute to our long-term success. The Compensation Committee sets the compensation of our executive officers. Generally, the committee considers and evaluates the company’s performance and goals and our Chief Executive Officer’s recommendations with respect to each officer (other than the Chief Executive Officer) in setting compensation. The compensation of our executive officers consists of a combination of base salary and annual incentive bonuses paid in cash or equity. All employees, including our executive officers, also receive a benefits package.

As an “emerging growth company,” we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for our Chief Executive Officer and the two most highly compensated executive officers other than our Chief Executive Officer, whom we collectively refer to as our “named executive officers” in this prospectus.

2013 Summary Compensation Table

The following table provides information regarding the compensation earned by our named executive officers during the year ended December 31, 2013.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)		All Other Compensation ($)		Total ($)
Michael T. Cartwright	2013	635,000	1,270,000	—		23,177	(1)	1,928,177
Chairman and Chief Executive Officer

Jerrod N. Menz	2013	480,000	864,000	—		30,786	(2)	1,374,786
President

Candance A. Henderson-Grice(3)	2013	238,236	105,000	472,887	(4)	95,907	(5)	912,030
Chief Operating Officer

(1) Reflects $20,177 of payments for health insurance premiums and $3,000 of company contributions to a health savings account (HSA).

(2) Reflects $20,177 of payments for health insurance premiums, $7,609 of company contributions to the company’s 401(k) profit sharing plan and $3,000 of company contributions to an HSA.

(3) Ms. Henderson-Grice joined the company in February 2013.

(4) Reflects the aggregate grant date fair value, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, of a November 2013 grant of 46,407 shares of restricted common stock, which vests in four equal installments on December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014. See Note 12 titled “Stock-Based Compensation Plans” to our audited consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions made by us in determining the grant date fair value of our equity awards.

(5) Reflects $79,467 of additional cash compensation to satisfy the personal tax obligation related to the restricted stock awards, $1,763 of company contributions to the company’s 401(k) profit sharing plan, $11,677 of health insurance premiums and $3,000 of company contributions to an HSA.

2013 Executive Compensation Elements

Each of our named executive officers was provided with the following material elements of compensation in 2013:

Base Salary. We provide a base salary to each named executive officer. The primary goal for base salary is to be market competitive and to compensate an executive’s short-term contributions, as well as to provide current financial stability.

Annual Incentive Awards. Annual bonuses are a key component of our executive compensation strategy and represented a majority of the total compensation paid to our named executive officers in 2013. In August 2013, the Compensation Committee engaged McDaniel & Associates as its independent compensation consultant to advise the Company on its executive compensation program, including by identifying a peer group of companies and performing a peer group compensation analysis. The peer group recommended by McDaniel & Associates and utilized by the Compensation Committee for 2013 compensation purposes was comprised of 16 publicly traded health care organizations, with annual revenues ranging from $86 million to slightly over $400 million. The companies comprising our 2013 peer group were as follows:

Acadia Healthcare Company, Inc.	HealthStream, Inc.
AdCare Health Systems, Inc.	IntegraMed America, Inc.
Addus Homecare Corporation	LCA-Vision Inc.
Almost Family, Inc.	MedCath Corporation
Arcadia Resources, Inc.	National Research Corporation
Assisted Living Concepts, Inc.	NovaMed, Inc.
Capital Senior Living Corporation	SunLink Health Systems, Inc.
Diversicare Healthcare Services, Inc.	USMD Holdings, Inc.

After reviewing the analysis and recommendations of McDaniel & Associates and taking into account the individual circumstances of each named executive officer, the Compensation Committee approved the target and maximum level of annual incentive bonuses for fiscal year 2013 with respect to each named executive officer. With respect to Michael Cartwright, our Chairman and Chief Executive Officer, and Jerrod Menz, our President, the Compensation Committee determined that their compensation should consist primarily of annual cash incentives because each already owned a substantial amount of equity in the Company. Therefore, the target annual cash incentive award was set at 100% of base salary for Mr. Cartwright and 80% of base salary for Mr. Menz, with proposed maximums of 200% and 160%, respectively, of base salary upon outstanding company and individual performance. With respect to Candance Henderson-Grice, our Chief Operating Officer, the Compensation Committee set her target annual incentive compensation at 60% of her annualized base salary, with a proposed maximum of 160% of annualized base salary upon outstanding company and individual performance. The Compensation Committee retained the ability to apply its discretion to any and all such awards, and it did not set specific performance targets upon which the bonuses would become payable.

The annual incentive bonuses actually awarded to each named executive officer in respect of 2013, including the positive discretion with respect to the bonuses of Mr. Menz and Ms. Henderson-Grice, were ultimately based on a discretionary performance evaluation conducted by our Compensation Committee and Chief Executive Officer, in consultation with other executive officers. The determination involved an analysis of both (i) the Company’s overall performance, including significant growth in revenues in 2013 and (ii) the performance of the individual officer and his or her contributions to the Company. With respect to Ms. Henderson-Grice, in light of her joining the company in February 2013, the Compensation Committee determined that her annual incentive award should be paid primarily as an award of restricted stock to help align her personal long-term interests with our stockholders. Therefore, Ms. Henderson-Grice was awarded a grant of 46,407 restricted shares in November 2013.

Employment Agreements. We currently do not have any employment agreements with our named executive officers.

Retirement Arrangements. We maintain a 401(k) savings plan for eligible employees, including our named executive officers, and provide annual discretionary matching contributions to 401(k) plan participants. We do not maintain a defined benefit pension plan.

Employee Benefits. Eligible employees, including our named executive officers, participate in broad-based and comprehensive employee benefit programs, including medical, dental, vision, life and disability insurance. Our named executive officers participate in these programs on the same basis as eligible employees generally, except that the company covers the full costs of premiums with respect to the medical insurance plan.

Outstanding Equity Awards at 2013 Fiscal Year-End

The following table provides information with respect to holdings of unvested restricted stock awards held by our named executive officers at December 31, 2013.

Stock Awards
Name	Grant Date		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Michael T. Cartwright	—		—	—
Jerrod N. Menz	—		—	—
Candance A. Henderson-Grice	11/19/2013	(2)	34,806

(1) The market price for our common stock is based upon the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

(2) Reflects restricted stock that vests in three equal installments on March 31, 2014, June 30, 2014 and September 30, 2014.

2014 Executive Compensation Elements

The Compensation Committee determined the following with respect to our 2014 executive compensation program, which includes the compensation of our named executive officers:

•	No Change in Base Salaries: The Compensation Committee determined that there were no increases in base salaries for the named executive officers for 2014. As a result, the 2014 base salaries of our named executive officers will remain the same as disclosed in the 2013 Summary Compensation Table above, except Candance A. Henderson-Grice’s base salary will be reflective of a full year of service ($300,000).

•	2014 Annual Cash Incentive Plan: For 2014 the Compensation Committee approved the 2014 Cash Incentive Plan for certain eligible employees, including our named executive officers. The 2014 Cash Incentive Plan target and maximum bonus amounts for our named executive officers are set forth below.

Executive Officer	2014 Base Salary	2014 Target Bonus (as a percentage of base salary)	2014 Maximum Bonus (as a percentage of base salary)
Michael T. Cartwright	$635,000	100%	200%
Jerrod N. Menz	$480,000	80%	160%
Candance A. Henderson-Grice	$300,000	60%	120%

Bonus awards payable pursuant to the 2014 Cash Incentive Plan with respect to our “Senior Officer Participants,” defined to include Mr. Cartwright, Mr. Menz and Kirk Manz, our Chief Financial Officer, will be calculated based on the Company’s achievement of adjusted EBITDA targets during each quarter of the 2014 fiscal year and the 2014 fiscal year as a whole. The definition of adjusted EBITDA under the 2014 Cash Incentive Plan is consistent with the definition of adjusted EBITDA under our Credit Facility. (For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financing Relationships.”) In order for the Senior Officer Participant to qualify for an award with respect to any quarter, the Company must meet the respective adjusted EBITDA target for such quarter. If the adjusted EBITDA target for a quarter is met, the executive will be entitled to an award in an amount up to 25% of the target bonus amount for such executive. If the adjusted EBITDA target for a quarter is not met, the executive will not be entitled to an award for such quarter (except for any year-end adjustment as described below). If the Company achieves or exceeds the adjusted EBITDA target with respect to the 2014 fiscal year, the executive will be entitled to an award with respect to the fiscal year according to the following formula: (a) the percentage of the adjusted EBITDA target that actual adjusted EBITDA for the 2014 fiscal year represents, multiplied by (b) the executive’s target bonus amount, with the product of (a) and (b) reduced (but not below zero) by (c) payments made during the fiscal year with respect to the achievement of the adjusted EBITDA target with respect to each fiscal quarter; provided, that no executive will be entitled to receive more than such executive’s maximum bonus as described above.

With respect to our other executive officers, including Ms. Henderson-Grice, awards will be based on the officer’s achievement of individual goals during each quarter as established by Mr. Cartwright. If the officer meets his or her individual goals with respect to the quarter, the officer will be entitled to an award equal to 25% of his or her target bonus for the year.

Benefit Plans

2007 Stock Incentive Plan

We adopted our 2007 Stock Incentive Plan, or the 2007 Plan, to enable us to attract, retain and reward employees, officers, directors and consultants of us and our affiliates for their services and to motivate such individuals through added incentives to further contribute to our success and the success of our affiliates. Of the 2,500,000 shares of common stock that were eligible for issuance pursuant to awards made under the 2007 Plan, no shares of common stock were subject to outstanding restricted stock awards as of December 31, 2013, other than 69,612 shares previously granted to three of our officers in November 2013, one-third of which vested on March 31, 2014, with the remaining portion vesting in equal amounts on June 30, 2014 and September 30, 2014. Although the 2007 Plan remains in effect for awards granted under the 2007 Plan, we will not make any additional awards under the 2007 Plan.

2014 Equity Incentive Plan

In connection with this offering, we have adopted the 2014 Equity Incentive Plan, or 2014 Plan. The purpose of the 2014 Plan is to attract and retain key officers, employees, directors and consultants, motivate such individuals by means of performance-related incentives to achieve long-range performance goals, enable such individuals to participate in our long-term growth and financial success, encourage ownership of our stock by such individuals, and link such individuals’ compensation to the long-term interests of us and our stockholders. The 2014 Plan is also designed to permit us to make cash-based awards and equity-based awards intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

This following summary is qualified in its entirety by reference to the text of the 2014 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Eligibility. Awards may be granted under the 2014 Plan to employees (including officers), directors (including non-employee directors) and consultants of our company or any of our subsidiaries or other affiliates. Only employees of us or any of our subsidiaries or other affiliates are eligible to receive incentive stock options.

Administration, Amendment and Termination. Our Compensation Committee will have the power and authority to administer the 2014 Plan. The Compensation Committee will have the authority to interpret the terms and intent of the 2014 Plan, determine eligibility for and terms of awards for participants and make all other determinations necessary or advisable for the administration of the 2014 Plan. To the extent permitted by the terms of the 2014 Plan, the Compensation Committee charter, and applicable law, our Compensation Committee may delegate certain authority under the 2014 Plan to one or more officers or managers of us or any affiliate, or to a committee of such officers or managers under terms and limitations the Compensation Committee may establish.

Our Board of Directors may amend, alter, suspend, discontinue or terminate the 2014 Plan at any time. No such action may be taken without the approval of stockholders if such approval is necessary to comply with any tax or regulatory requirement for which or with which the Board of Directors deems it necessary or desirable to comply. Furthermore, subject to the 2014 Plan’s repricing restrictions, the Compensation Committee may waive any conditions or rights under, amend any terms of or alter, suspend, discontinue, cancel or terminate, any award granted under the 2014 Plan, prospectively or retroactively, provided that any such action that would materially and adversely affect the rights of any participant or any holder or beneficiary of any such award shall not to that extent be effective without consent.

Awards. Awards under the 2014 Plan may be made in the form of options, stock appreciation rights, restricted share awards, restricted share units, performance awards, other stock-based awards or any other rights, interest or options relating to shares or other property (including cash), whether singly, in combination, or in tandem.

Shares Subject to the Plan. Following this offering, the aggregate number of shares of our common stock that may be issued initially pursuant to awards under the 2014 Plan is 1,000,000 shares. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2014 Plan is 1,000,000 shares. No more than 200,000 shares may be issued to any participant during any single calendar year with respect to options and stock appreciation rights. With respect to any “covered employee,” as defined in Section 162(m) of the Code, the maximum annual number of shares in respect of which all performance awards may be granted under the 2014 Plan is 150,000 and the maximum amount of cash-settled performance awards that may be granted under the 2014 Plan in any year is $3,000,000. Shares issued under the 2014 Plan may be authorized but unissued shares or treasury shares. Any shares covered by an award, or portion of an award, granted under the 2014 Plan that are forfeited or canceled, expires or are settled in cash shall again be available for issuance under the 2014 Plan. In the event that withholding tax liabilities arising from an award other than an option or stock appreciation right are satisfied by the tendering of shares or by the withholding of shares by us, the shares so tendered or withheld shall again be available for issuance under the 2014 Plan. Shares that are issued in connection with substitute awards will not reduce the shares available for awards under the 2014 Plan or count against any limits otherwise set forth in the 2014 Plan.

Non-Employee Director Awards. The Board of Directors may provide that all or a portion of a nonemployee director’s annual retainer, meeting fees and/or other awards or compensation as determined by the Board of Directors, be payable (either automatically or at the election of a non-employee director) in the form of non-qualified stock options, restricted shares, restricted share units and/or other stock-based awards under the 2014 Plan, including unrestricted shares. The Board of Directors shall determine the terms and conditions of any such awards, including the terms and conditions which shall apply upon a termination of the non-employee director’s service as a member of the Board of Directors, and shall have full power and authority in its discretion to administer such awards, subject to the terms of the 2014 Plan and applicable law.

Adjustment of Shares Subject to the Plan. In the event of certain changes in our capitalization, the Compensation Committee will adjust, among other award terms, the number and class of shares, other securities or other property that may be delivered in connection with awards and the exercise price, grant price or purchase price relating to any award in such manner as the Compensation Committee determines to be appropriate in an equitable and proportionate manner. Furthermore, the Compensation Committee will adjust the aggregate number and class of shares or other securities (or the number and kind of other property) with respect to which awards may be granted under the 2014 Plan.

Effect of a Change in Control. The discussion below of the effects of a change in control (as defined in the 2014 Plan) applies to outstanding awards unless otherwise provided in an award agreement. In the event of a change in control, if the successor company does not assume or substitute (or continue) outstanding awards, the awards immediately vest and, in the case of options and SARs, become fully exercisable. If outstanding awards are assumed or substituted (or continued) and a participant’s employment terminates within 24 months after a change in control (or such other period specified in the award agreement), except to the extent otherwise provided in any award agreement, outstanding awards immediately vest and, in the case of options and SARs, become fully exercisable.

In its discretion, the Compensation Committee may provide that in the event of a change in control (i) outstanding stock options and SARs will terminate within a specified number of days after notice to participants, (ii) participants will receive a payment (in cash, stock or other property) equal to the excess of the fair market value of the common stock immediately prior to the change in control over the exercise price or grant price, as applicable, of the options and SARs, and/or (iii) cancel without payment outstanding stock options and SARs if the fair market value of the common stock as of the change in control date is less than the exercise price of the options and SARs. In its discretion, the Committee may also further provide that in the event of a change in control all performance awards will be considered to be earned and payable (either in full or pro rata based on the portion of performance period completed as of the date of the change in control), and any limitations or other restrictions will lapse and such performance awards will be immediately settled or distributed.

Qualified Performance-Based Compensation. Section 162(m) of the Code limits public companies to an annual deduction for federal income tax purposes of $1,000,000 for compensation paid to their Chief Executive Officer and, based on recent IRS interpretation, the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, determined at the end of each year. Qualified performance-based compensation is excluded from this limitation. The 2014 Plan is designed to permit the Compensation Committee to grant performance awards that qualify as performance-based compensation for purposes of satisfying the conditions of Section 162(m) at such time as the 2014 Plan becomes subject to Section 162(m); provided that our stockholders approve the 2014 prior to the end of the Transition Period, as described below. The Compensation Committee may select performance targets based on one or more of the following performance measures relating to us, our subsidiaries, our operating units, our business segments or our divisions: total sales or revenues; sales or revenue per employee; earnings before interest, taxes, depreciation and/or amortization; operating income or profit (before or after taxes); operating margins, gross margins or cash margin; operating efficiencies; return on equity, assets (or net assets), capital, capital employed or investment; net income (before or after taxes); pre- or after-tax income (before or after allocation of corporate overhead and bonuses); earnings (gross, net, pre-tax, after tax or per share); utilization; improvement in or attainment of expense levels or working capital levels, including cash, inventory and accounts receivable; gross or net profit margins; stock price or total stockholder return; cash flow or cash flow per share (before or after dividends); appreciation in and/or maintenance of the price of shares or other publicly-traded securities of the Company; client growth or sales; debt reduction; year-end cash; financial ratios, including those measuring activity, leverage, liquidity or profitability; cost of capital or assets under management; financing and other capital-raising transactions; revenue; market share; strategic business objectives, consisting of one or more objectives based on meeting specified cost targets, business expansion goals or goals relating to acquisitions or divestitures; or any combination thereof. Each performance target may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, the past performance of us or any subsidiary, operating unit, business segment or division of us and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, stockholders’ equity and/or shares outstanding, or to assets or net assets. The Compensation Committee may appropriately adjust any evaluation of performance under criteria set forth in the 2014 Plan and may make downwards adjustments to the amounts payable pursuant to a performance award.

The Treasury Regulations under Section 162(m) of the Code provide that, in the case of a corporation that was not a publicly held corporation and then becomes a publicly held corporation, the $1,000,000 deduction limit does not apply to any remuneration paid pursuant to a compensation plan or agreement that existed during the period in which the corporation was not publicly held. A corporation may rely on this transition rule during the Transition, Period, which ends upon the earliest of: (i) the expiration of the plan or agreement; (ii) the material modification of the plan or agreement; (iii) the issuance of all employer stock and other compensation that has been allocated under the plan; or (iv) the first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering occurs or, in the case of a privately held corporation that becomes publicly held without an initial public offering, the first calendar year following the calendar year in which the corporation becomes publicly held. The transition relief applies to any compensation received pursuant the exercise of an option or a stock appreciation right, or the substantial vesting of restricted property, if the grant occurs on or before the end of the Transition Period. We will utilize the transition relief provided pursuant to Section 162(m) of the Code to the extent our Board of Directors, in its discretion, determines appropriate.

Limitations on Directors’ Liability and Indemnification Agreements

Our articles of incorporation, which will become effective upon the closing of this offering, limit the liability of directors to the maximum extent permitted by Nevada law. With the exception of limited circumstances, Nevada law provides that directors of a Nevada corporation will not be personally liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director unless it is proven that:

•	the director’s act or failure to act constituted a breach of fiduciary duty; and

•	the breach involved intentional misconduct, fraud, or a knowing violation of law.

Our articles of incorporation do not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Nevada law. These limitations also do not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Our bylaws, which will become effective upon the closing of this offering, provide that we will indemnify our directors and officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our bylaws also provide that we are obligated, subject to certain conditions, to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding and also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, regardless of whether our bylaws permit such indemnification. We have obtained a directors’ and officers’ liability insurance policy.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and officers, in addition to the indemnification provided for in our articles of incorporation and bylaws. These agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these articles of incorporation and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Reorganization Transactions

Private Share Exchange

The following table sets forth the total number of Holdings shares received by certain of our directors, executive officers and other related persons and their affiliates in connection with the Private Share Exchange effected in April 2014, whereby holders representing 93.6% of the outstanding shares of common stock of AAC exchanged their shares on a one-for-one basis for shares of Holdings common stock:

Name	Relationship with Us	Number of Holdings Shares Received in the Private Share Exchange
Michael T. Cartwright	Chief Executive Officer and Chairman of the Board	2,899,243
Jerrod N. Menz	President and Director	2,545,746
Kirk R. Manz	Chief Financial Officer	258,273
Candance A. Henderson-Grice	Chief Operating Officer	26,241
Kathryn Sevier Phillips	General Counsel and Corporate Secretary	32,585
Jerry D. Bostelman	Director	374,969
Lucius E. Burch, III	Director	669,381
Darrell S. Freeman, Sr.	Director	99,731
David C. Kloeppel	Director	125,220
Richard E. Ragsdale	Director	34,090
Tina F. Cartwright	Spouse of Michael T. Cartwright	607,533
Victoria Menz	Spouse of Jerrod N. Menz	607,533

BHR Acquisition

In connection with the BHR Acquisition, Holdings acquired 100% of the outstanding common membership interests in BHR, 45% of which were held by our CEO, 45% of which were held by our President and 10% of which were held by our CFO. Mr. Cartwright received total consideration of $4.5 million, consisting of $1.5 million in cash and 223,714 shares of Holdings common stock, at a fair value of $13.41 per share. Mr. Menz received total consideration of $4.5 million, consisting of $1.5 million in cash, a portion of which he used to fully repay an outstanding note receivable in the amount of $250,000 between himself and AAC, and 223,714 shares of Holdings common stock, at a fair value of $13.41 per share. Mr. Manz received total consideration of $1.0 million, consisting of $3 in cash and 74,571 shares of Holdings common stock, at a fair value of $13.41 per share.

Also in connection with the BHR Acquisition, Holdings assumed and refinanced a $1.8 million term loan that was previously the joint obligation of Messrs. Cartwright, Menz and Manz and guaranteed by AAC. This term loan was entered into in October 2013 by Messrs. Cartwright, Menz and Manz in the amount of $1.9 million with a financial institution. The original proceeds from the term loan were used to repay a loan of Greenhouse Real Estate, LLC, a BHR subsidiary. Messrs. Cartwright, Menz and Manz remain guarantors of this term loan after the BHR Acquisition and Holdings has been added as a borrower and guarantor of this term loan. We intend to repay the outstanding balance of this term loan in connection with this offering.

CRMS Acquisition

In connection with the CRMS Acquisition, Holdings acquired 100% of the outstanding membership interests in CRMS, 50% of which were held by Tina F. Cartwright, the spouse of our CEO, and 50% of which were held by Victoria Menz, the spouse of our President, for total consideration of $0.5 million and 149,144 shares of Holdings common stock. Ms. Cartwright received total consideration of $1.3 million, consisting of $250,000 in cash and 74,572 shares of Holdings common stock at a fair value of $13.41 per share. Ms. Menz received total consideration of $1.3 million, consisting of $250,000 in cash and 74,572 shares of Holdings common stock at a fair value of $13.41 per share.

For additional information related to the Reorganization Transactions, see “Unaudited Pro Forma Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 18 to our audited financial statements included elsewhere in this prospectus.

BHR Series A Preferred Units

From November 2013 through February 2014, BHR sold 36.5 Series A Preferred Units, valued at $50,000 per unit, to certain accredited investors. In connection with these transactions, Jerry D. Bostelman, one of our directors, purchased five Series A Preferred Units for $250,000 and an entity controlled by Gloria J. Freeman, the spouse of one of our directors, purchased four Series A Preferred Units for $200,000.

BHR Series A Preferred Units Redemption

To help facilitate the Reorganization Transactions, BHR redeemed all of the outstanding Series A Preferred Units (36.5 units) from certain accredited investors in April 2014. As part of this redemption, Jerry D. Bostelman, one of our directors, received $250,000 and an entity controlled by Gloria J. Freeman, the spouse of one of our directors, received $200,000.

Earlier Financing Transactions

Prior to the Reorganization Transactions described above, AAC was the ultimate parent company of our business and all previous financing transactions were effected through AAC, including the following financing transactions concluded since 2011:

•	From February through April 2014, AAC issued 471,843 shares of common stock to certain accredited investors at a price of $12.76 per share, for aggregate offering proceeds of $6.0 million (the “2014 Offering”); and

•	In March and April 2013, AAC issued 918,589 shares of common stock to certain accredited investors at a price of $8.23 per share, for aggregate offering proceeds of $7.5 million (the “2013 Offering”).

The following table summarizes the participation by our officers, directors and their affiliates in the previous AAC financing transactions described above:

		2013 Offering		2014 Offering
Name	Relationship with Us	Shares	Aggregate Consideration Paid to AAC	Shares	Aggregate Consideration Paid to AAC
Michael T. Cartwright(1)	Chief Executive Officer and Chairman of the Board	182,260	$1,500,000	—	—
Kirk Manz	Chief Financial Officer	3,038	$25,000	—	—
Candance Henderson-Grice(2)	Chief Operating Officer	3,038	$25,000	3,918	$49,994
Kathryn Sevier Phillips	General Counsel and Secretary	—	—	7,837	$100,000
Michael Blackburn(3)	Vice President	60,753	$500,000	—	—
Adam Mittelberg	Vice President	3,038	$25,000	1,959	$25,000
Jerry D. Bostelman	Director	243,014	$2,000,000	39,184	$250,000
Darrell S. Freeman, Sr.(4)	Director	60,753	$500,000	35,265	$449,981
David C. Kloeppel	Director	121,507	$1,000,000	—	—
Richard E. Ragsdale	Director	30,377	$250,000	—	—

(1)	Mr. Cartwright converted a $1.5 million promissory note as consideration for the shares purchased in the 2013 Offering. See “AAC Related Party Debt” below.
(2)	The shares presented as beneficially owned by Ms. Henderson-Grice include 3,918 purchased in the 2014 Offering by Alan Grice, Ms. Henderson-Grice’s spouse, through a retirement account controlled by Mr. Grice.

(3)	Mr. Blackburn converted a $0.5 million promissory note as consideration for the shares purchased in the 2013 Offering. See “Other Relationships and Transactions—TSN Acquisition” below.
(4)	The shares presented as beneficially owned by Mr. Freeman include 60,754 shares purchased in the 2013 Offering by Zycron, Inc., a corporation that Mr. Freeman controls and 15,673 shares purchased in the 2014 Offering by Milan Investment Group, LLC, an entity controlled by Gloria J. Freeman, Mr. Freeman’s spouse.

AAC Related Party Debt

On April 15, 2014, AAC entered into a Second Amended and Restated Credit Facility with Wells Fargo Bank, National Association. Mr. Cartwright, our CEO, and Mr. Menz, our President, jointly and severally guarantee the Credit Facility.

In November 2012, Mr. Cartwright loaned AAC $1,500,000 and was issued a promissory note that bore interest at 12%, which interest was payable in arrears monthly. In April 2013, Mr. Cartwright converted the entire $1.5 million principal balance of this promissory note into shares of AAC common stock at a conversion price per share of $8.23. The amount of interest paid from November 2012 through April 2013 with respect to this promissory note was $90,000 and no principal payments were made during this period. For additional information related to this conversion, see “Earlier Financing Transactions” above.

In March 2012, Mr. Bostelman, one of our directors, purchased $200,000 in aggregate principal amount of subordinated promissory notes, which mature in full on March 31, 2017. In connection with this transaction, Mr. Bostelman received a warrant to purchase 15,095 shares of AAC common stock at $1.00 per share, which he exercised in full in March 2014. As of March 31, 2014, the outstanding principal amount of Mr. Bostelman’s subordinated promissory notes was $182,265. The amount of interest paid from March 2012 to March 31, 2014 with respect to these subordinated promissory notes was $47,474 and no principal payments were made during this period.

As of December 31, 2013, 2012 and 2011, AAC had a note outstanding from Mr. Menz with a principal balance of $250,000. This note was repaid in full by Mr. Menz to AAC on April 16, 2014. No principal and interest was paid during 2011, 2012 and 2013 with respect to this note receivable. In addition, as of March 31, 2014, AAC had an account receivable from Mr. Menz of $342,000. The balance of this account receivable will be repaid in full by Mr. Menz to AAC prior to the completion of this offering.

In April 2011, we entered into an agreement with Josephine Gann, a former stockholder and director of Forterus, Inc. for the repurchase of common and preferred shares held by Ms. Gann. Under the terms of the agreement we issued a $0.6 million subordinated note to the stockholder and agreed to make other payments totaling $0.2 million to or on behalf of the stockholder in exchange for 526,247 shares of common stock, 100,000 shares of Series B Preferred Stock and 656,586 shares of Series C Preferred Stock of a predecessor entity of AAC. The balance of the note was fully paid in the second quarter of 2013. The amounts of principal and interest paid from April 2011 to June 2013 with respect to this subordinated note were $554,098 and $55,902, respectively.

BHR Transactions

Concorde Real Estate, LLC

In conjunction with the consolidation of Concorde Real Estate, LLC (“Concorde Real Estate”) on June 27, 2012, AAC assumed a $3.5 million promissory note that was refinanced and increased in July 2012 to loans totaling $7.4 million in two tranches. The additional debt in 2012 resulted from borrowings to complete the renovation of the Desert Hope facility. The amount outstanding under the first tranche was $4.4 million at December 31, 2012. The amount outstanding under the second tranche was $3.0 million at December 31, 2012. In May 2013, Concorde Real Estate refinanced these two outstanding loans with a $9.6 million note. The additional debt was used to redeem the outstanding preferred membership interests in Concorde Real Estate. The amount outstanding under this note at March 31, 2014 was $9.1 million. The amounts of principal and interest paid from June 2013 to March 31, 2014 were $516,352 and $203,131, respectively. The note is guaranteed by AAC, Mr. Carwright, our CEO, and Mr. Menz, our President.

Greenhouse Real Estate, LLC

Greenhouse Real Estate, LLC (“Greenhouse Real Estate”) entered into a $13.2 million construction loan facility with a financial institution on October 8, 2013 to refinance existing debt related to a 70-bed facility located in Grand Prairie, Texas and to fund the construction of an additional 60 beds at this facility. At March 31, 2014, the outstanding balance of the construction loan facility was $10.4 million. The amount of interest paid from October 2013 to March 31, 2014 was $118,100 and no principal payments were made during this period. The construction loan facility is guaranteed by AAC Messrs. Cartwright and Menz.

The Academy Real Estate, LLC

In May 2013, AAC, through The Academy Real Estate, LLC (“Academy Real Estate”), acquired a property located in Riverview, Florida for a purchase price of $5.8 million. AAC was renovating this property and planned to convert it into a treatment facility. AAC funded the purchase price with $1.6 million from cash on hand and $3.6 million in proceeds from a new bank loan with an existing lender. In addition, a $0.6 million deposit was paid on behalf of AAC by Greenhouse Real Estate in March 2013 and was reimbursed to Greenhouse Real Estate by AAC in the third quarter of 2013. AAC spent $0.6 million on renovations from May 2013 through December 9, 2013 and capitalized $72,000 of interest related to this construction.

On December 10, 2013, AAC sold its membership interests in Academy Real Estate to BHR for $3.1 million plus the assumption of outstanding debt totaling $3.6 million, with AAC remaining a guarantor on the debt. AAC received $0.8 million in cash and a promissory note receivable totaling $2.3 million for the sale to BHR. At the time of this transaction, BHR was controlled by Messrs. Cartwright, Menz and Manz. The principal balance of the third party bank loan at March 31, 2014 remained at $3.6 million.

Other BHR Transactions

In November 2013, AAC entered into purchase agreements to acquire two outpatient centers: one in Arlington, Texas and the other in Las Vegas, Nevada. The purchase price for the Arlington facility is $0.8 million and the purchase price for the Las Vegas facility is $2.0 million. The purchase agreement for the Arlington facility was assigned to a subsidiary of BHR in December 2013, and the purchase agreement for the Las Vegas facility was assigned to a subsidiary of BHR in January 2014. For additional information related to these transactions, see Note 16 to our audited financial statements included elsewhere in this prospectus.

For additional information related to the BHR debt described above, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financing Relationships” and Note 5 to our audited financial statements included elsewhere in this prospectus.

We have entered into various operating leases with BHR and its predecessor entities. BHR was formerly controlled by Messrs. Cartwright, Menz and Manz. These operating leases expire in October 2018. Commercial properties under the operating leases primarily include space required to perform client services and space for administrative facilities. Total rental payments to BHR and its predecessor entities were $3.9 million, $1.4 million and $0.3 million for 2013, 2012 and 2011, respectively.

Other Relationships and Transactions

CRMS Relationship

In 2012, AAC began to transition its outsourced medical billing and collection process from third-party service providers to CRMS. Prior to the Reorganization Transactions discussed above, CRMS was owned 50%

by the spouse of our Chief Executive Officer and 50% by the spouse of our President. During 2013 and 2012, AAC paid $2.8 million and $0.6 million in fees to CRMS, respectively. In addition, AAC leased office space and furniture to CRMS under a month to month arrangement in 2013, and total rental income recognized in 2013 was $0.1 million. In connection with the Reorganization Transactions, we acquired 100% of the outstanding membership interests in CRMS, and therefore, CRMS is now a wholly owned subsidiary of Holdings. See “Reorganization Transactions” above.

TSN Acquisition

The following transactions occurred in connection with the TSN Acquisition:

•	AAC issued to James D. Bevell, our former Chief Innovation Officer, a subordinated note (the “Bevell Note”) in the principal amount of $3.2 million, payable in two tranches: (i) $1.1 million accrues interest at 5.0% annually and is payable in equal installments of $33,400 per month through September 2015 and (ii) $2.1 million accrues interest at 3.125% annually and is payable in one balloon payment due on August 31, 2015. In addition, we issued 888,868 shares of common stock (662,452 unrestricted shares and 226,416 restricted shares at a fair value of $6.27 per share). The purchase agreement executed in connection with the TSN Acquisition includes provisions that contemplate a potential purchase price adjustment at the maturity of the balloon payment to withhold up to $0.9 million in cash and cause the forfeiture of the 226,416 restricted shares of common stock if certain operational performance metrics are not achieved during the three year term of the Bevell Note. As of March 31, 2014, the outstanding principal amount of the Bevell Note was $2.3 million. The amounts of principal and interest paid from August 2012 to March 31, 2014 with respect to the Bevell Note were $538,431 and $159,413, respectively. In April 2013, AAC redeemed 444,434 shares of common stock from Mr. Bevell, which were issued to Mr. Bevell in connection with the TSN Acquisition, at $8.23 per share, for an aggregate purchase price of $3.7 million.

•	AAC issued to Michael Blackburn, Vice President of Business Development of AAC, two separate subordinated notes. The first note was issued in the principal amount of $0.6 million and accrued interest at 3.125% annually. This note was paid in full in March 2013. The second note was issued in the principal amount of $3.1 million payable in two tranches: (i) $1.1 million accrues interest at 5.0% annually and is payable in equal installments of $33,400 per month through September 2015 and (ii) $2.0 million accrues interest at 3.125% annually and is payable in one balloon payment due on August 31, 2015. The purchase agreement executed in connection with the TSN Acquisition includes provisions that contemplate a potential purchase price adjustment at the maturity of the balloon payment to withhold up to $0.6 million in cash if certain operational performance metrics are not achieved during the three year term of the subordinated note. In March 2013, Mr. Blackburn converted $0.5 million of the 3.125% tranche of the note into shares of AAC common stock at a conversion price per share of $8.23. In connection with this conversion, AAC issued to Mr. Blackburn an amended and restated subordinated promissory note in the principal amount of $2.4 million payable in two tranches: (i) $0.9 million accrues interest at 5% annually and is payable in equal installments of $33,418 per month through September 2015 and (ii) $1.5 million accrues interest at 3.125% annually and is payable in one balloon payment due on August 31, 2015. As of March 31, 2014, the outstanding principal amount of the amended and restated note was $1.8 million. The aggregate amounts of principal and interest paid from August 2012 to March 31, 2014 with respect to these subordinated notes were $538,431 and $154,257, respectively.

•	AAC entered into a License Agreement, dated August 31, 2012, with AJG Solutions, Inc., an entity principally owned by Mr. Bevell. Under the License Agreement, AJG Solutions, Inc. granted to us a royalty-free license to use certain trademarks and certain other intangible assets related to the operations we acquired in the TSN Acquisition. The license has a three year term, at the end of which period the licensed assets will be assigned to us, subject to the satisfaction of certain conditions.

•	AAC entered into an Agreement Among Stockholders with Messrs. Cartwright, Menz and Bevell, dated August 31, 2012. Under the agreement, each of Messrs. Cartwright and Menz agreed to cause

AAC to offer Mr. Bevell certain rights to participate, on a proportionate basis, in any purchase of securities from AAC by either of Mr. Cartwright or Mr. Menz. In addition, AAC agreed that it would not include any equity securities owned by Mr. Cartwright or Mr. Menz in a registration statement filed with the SEC unless it granted Mr. Bevell the right to participate in such a registration statement on a proportionate basis. Mr. Bevell also has certain co-sale and tag-along rights under the agreement. Except for the provision granting registration rights to Mr. Bevell, which such rights will continue following this offering, this agreement will terminate in connection with this offering.

Vaco Relationship

We are party to certain placement agreements with Vaco Nashville, LLC, an entity substantially owned by Vaco Holdings, LLC. Jerry D. Bostelman, one of our directors, is an executive officer and significant owner of Vaco Holdings, LLC. Vaco Nashville, LLC has provided us accounting professionals to bolster our accounting department and is typically paid 25% of each employee’s first year salary as a placement fee or paid an hourly rate for temporary professional services. We paid aggregate fees to Vaco Nashville, LLC of $67,300 in 2011, $103,750 in 2012 and $116,898 in 2013 and $119,785 for the three months ended March 31, 2014.

Employment

Michael Stetar, who serves as our Chief Technology Officer, was hired in December 2010. Mr. Stetar is the brother-in-law of our President. AAC paid Mr. Stetar $60,000, $121,500 and $184,218 in total compensation in 2011, 2012 and 2013, respectively, and $49,500 for the three months ended March 31, 2014.

Professional Groups

During 2013, AAC had affiliations with the Professional Groups located in each of the five states where our treatment facilities are located. These Professional Groups employ physicians and mid-level providers that treat our clients and bill the payor for their services. Upon formation of the Professional Groups, we provided the initial working capital funding for the Professional Groups. We make additional advances to the Professional Groups during periods in which negative operating cash flow of the Professional Groups is generated, thereby increasing the balance of the amounts owed us. Excess cash flow of the Professional Groups is repaid to us, resulting in a decrease in the amounts owed us. We had a receivable from each of the Professional Groups at March 31, 2014. Total advances to the Professional Groups at March 31, 2014 were $1.2 million. The receivables due to us from each of the Professional Groups are eliminated in the consolidation of the Professional Groups as VIEs.

As of March 31, 2014, three of the five professional groups were owned by Mr. Cartwright, our CEO. Prior to the completion of this offering, Mr. Cartwright’s ownership interest in the Professional Groups will be transferred to licensed physicians of the Professional Groups. The Professional Groups made no payments to AAC in 2013 or the first quarter of 2014. Mr. Cartwright did not receive any separate compensation or financial interest in connection with his ownership in these entities.

Procedure for Approval of Transactions with Related Parties

Our articles of incorporation and our amended and restated bylaws, which we refer to as our bylaws, which will be effective upon the closing of this offering, do not restrict any of our directors, officers, stockholders or affiliates from having a pecuniary interest in an investment or transaction that we have an interest in or from conducting, for their own account, business activities of the type we conduct. However, our Board of Directors recognizes that transactions or relationships between us and our subsidiaries and our directors, executive officers, immediate family members of our executive officers and directors and greater than 5% beneficial owners of our common stock may present a heightened risk of conflicts of interest or the perception thereof. As a result, the Board of Directors has adopted a written Related Party Transaction Policy (the “Policy”) to ensure that all related party transactions shall be subject to approval or ratification in accordance with the procedures set forth in the Policy.

Prior to the entry of any potential related party transaction, such transaction, arrangement or relationship, together with a summary of all material information concerning such transaction, arrangement or relationship, shall be reported to the General Counsel for evaluation . If the General Counsel determines that the transaction is a related party transaction and is not subject to the exceptions described in the Policy, the General Counsel will submit the transaction to the Audit Committee for consideration. In the event our Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer, General Counsel or Chief Accounting Officer becomes aware of a related party transaction that has not been previously approved or ratified, the transaction will promptly be submitted to the Audit Committee or its chair, which will evaluate all available options, including ratification, amendment or termination of the transaction. In determining whether to approve or ratify a related party transaction, the Audit Committee will take into account, among other factors it deems appropriate, whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. The Audit Committee will annually review each new or continuing related party transaction to determine if we should enter into or continue such related party transaction. Despite the existence and application of the Policy, we cannot assure you that the Policy or provisions of law will always be successful in eliminating the influence of conflicts of interest (whether actual or perceived), and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock outstanding as of June 15, 2014 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

The number of shares and percentage of shares beneficially owned before this offering shown in the table is based upon 9,975,885 shares of common stock outstanding as of June 15, 2014. The number of shares and percentage of shares beneficially owned after this offering also gives effect to the issuance by us of shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriters’ over-allotment option.

Each individual or entity shown in the table has furnished information with respect to beneficial ownership. We have determined beneficial ownership in accordance with the SEC’s rules. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options, warrants, or other rights that are either immediately exercisable or exercisable within 60 days of June 15, 2014. These shares are deemed to be outstanding and beneficially owned by the person holding those options, warrants or other rights for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o AAC Holdings, Inc., 115 East Park Drive, Second Floor, Brentwood, Tennessee 37027.

		Percentage of Shares Outstanding(1)
Beneficial Owner	Number of Shares Beneficially Owned(1)	Before Offering	After Offering		After Offering as Adjusted(2)
Directors and Named Executive Officers
Michael T. Cartwright(3)	3,805,062	38.1%		%		%
Jerrod N. Menz(4)	3,451,565	34.6%		%		%
Candance A. Henderson-Grice(5)	53,363	*		%		%
Lucius E. Burch, III	669,381	6.7%		%		%
Jerry D. Bostelman	374,969	3.8%		%		%
David C. Kloeppel(6)	125,220	1.3%		%		%
Darrell S. Freeman, Sr.(7)	99,731	1.0%		%		%
Richard E. Ragsdale	34,090	*		%		%
All executive officers and directors as a group (10 persons)	9,003,558	90.3%		%		%

*	Represents beneficial ownership of less than 1% of our outstanding common stock.
(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. Based upon information furnished to us by the directors and executive officers or obtained from our stock transfer books showing 9,975,885 shares of common stock outstanding as of June 15, 2014.
(2)	Ownership percentages presented in this column are adjusted to reflect the subsidiary short-form merger with AAC that we plan to consummate following this offering, whereby the legacy holders representing 6.4% of the common stock of AAC, which holders did not participate in the Private Share Exchange, will be entitled to receive Holdings shares on a one-for-one basis.
(3)	Consists of (i) 2,515,424 shares of record held by Mr. Cartwright, (ii) 607,533 shares held of record by the Irrevocable Family Trust of Tina Cartwright of which Mr. Cartwright serves as one of two trustees, (iii) 607,533 shares held of record by the Irrevocable Family Trust of Michael T. Cartwright of which Mr. Cartwright’s family is the beneficiary and (iv) 74,572 shares held of record by Tina F. Cartwright, Mr. Cartwright’s spouse, of which Mr. Cartwright has shared voting and investment power.
(4)	Consists of (i) 2,161,927 shares of record held by Mr. Menz, (ii) 607,533 shares held of record by the Irrevocable Family Trust of Victoria Menz, of which Mr. Menz serves as one of two trustees, (iii) 607,533 shares held of record by the Irrevocable Family Trust of Jerrod Menz of which Mr. Menz’s family is the beneficiary and (iv) 74,572 shares held of record by Victoria Menz, Mr. Menz’s spouse. Mr. Menz has shared voting and investment power over the shares held by the Victoria Menz Trust.
(5)	Includes 3,918 shares held of record by a retirement account controlled by Alan Grice, Ms. Henderson-Grice’s spouse.
(6)	Includes 121,507 shares held of record by David and Ann Kloeppel, as Tenants in Common. Mr. Kloeppel has shared voting power and shared investment power over these shares.
(7)	Includes (i) 60,753 shares held of record by Zycron, Inc., of which Mr. Freeman is the Executive Chairman and (ii) 15,673 shares held of record by Milan Investment Group, LLC, which is controlled by Gloria J. Freeman, Mr. Freeman’s spouse.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 70,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

As of June 15, 2014, we had outstanding 9,975,885 shares of our common stock, held by 61 stockholders of record. We have no preferred stock outstanding.

Based on the number of shares of common stock outstanding as of            , 2014, and assuming the issuance by us of            shares of common stock in this offering, there will be            shares of common stock outstanding upon completion of this offering.

The following description of our capital stock and provisions of our articles of incorporation and our amended and restated bylaws, which we refer to as our bylaws, are summaries and are qualified by reference to the articles of incorporation and to the bylaws that will be in effect upon the closing of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Governing Law and Organization Documents

Stockholders’ rights and related matters are governed by the laws of the State of Nevada, our articles of incorporation and our bylaws. Our articles of incorporation may not be amended without the affirmative vote of at least a majority of the shares of our then outstanding common stock. Our bylaws may be amended by either the affirmative vote of a majority of all shares outstanding and entitled to vote generally in the election of directors or by an affirmative vote of a majority of our directors then holding office.

Common Stock

Voting Rights. Each holder of common stock is entitled to one vote for each share of common stock on all matters submitted to a vote of the stockholders, including the election of directors. Our articles of incorporation and bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and obligations, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences. Upon effectiveness of this registration statement, holders of common stock will have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that our Board of Directors may designate and issue in the future.

Preferred Stock

Our Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences, privileges and restrictions of the shares of each wholly unissued series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference and sinking fund terms, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock or otherwise adversely affect the rights of holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control and may adversely affect the market price of the common stock. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no current plans to issue any shares of preferred stock.

Nevada Anti-Takeover Law and Provisions of Our Articles of Incorporation and Bylaws

Our articles of incorporation and our bylaws contain certain provisions that could have the effect of delaying, deterring or preventing another party from acquiring control of us, and therefore could adversely affect the market price of our common stock. These provisions may also discourage coercive takeover practices and inadequate takeover bids, and are designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of potentially discouraging a proposal to acquire us.

Among other things, our articles of incorporation and bylaws:

•	permit our Board of Directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change of control);

•	provide that the authorized number of directors may be changed only by resolution of our Board of Directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	provide that stockholders seeking to present proposals at a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•	provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders;

•	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election); and

•	provide that special meetings of our stockholders may be called only by the chairman of the Board of Directors, our Chief Executive Officer, the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors or the holders of a majority of the outstanding shares of voting stock.

The amendment of any of these provisions would require the approval by the holders of at least a majority of the shares of our then outstanding common stock for amendments to our articles of incorporation and the approval by holders of a majority of the shares of our then outstanding common stock and entitled to vote generally in the election of directors for amendments to our bylaws.

The provisions of our articles of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Listing on the New York Stock Exchange

We intend to apply for listing on the NYSE under the symbol “AAC”.

Transfer Agent and Registrar

We intend to engage American Stock Transfer and Trust Company, LLC as the transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, because only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of                , 2014, upon the closing of this offering, shares of common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option. All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. Except as set forth below, the remaining            shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	no restricted shares will be eligible for immediate sale upon the closing of this offering;

•	9,975,885 restricted shares will be eligible for sale under Rule 144 or Rule 701 upon expiration of lock-up agreements beginning 181 days after the date of this offering; and

•	630,886 shares of our outstanding common stock will be freely tradeable immediately after the effectiveness of a subsequent Form S-4 registration statement to register the shares to be issued pursuant to our short-form merger with AAC following the completion of this offering.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and who has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates or persons selling shares on behalf of our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of all of our restricted shares have entered into lock-up agreements as described below and their restricted shares will not become eligible for sale until the expiration of the restrictions set forth in those agreements.

Rule 701

Under Rule 701, shares of our common stock acquired upon the issuance and exercise of options or pursuant to other rights granted under our equity incentive plans may be resold, by:

•	persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

•	our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

As of June 15, 2014, there were no outstanding options to purchase shares of our common stock.

Lock-up Agreements

We, each of our directors, executive officers and stockholders have agreed, and each of the purchasers in the directed share program will agree, without the prior written consent of William Blair & Company, L.L.C. and Wells Fargo Securities, LLC, and subject to certain exceptions, not to, directly or indirectly, offer, sell, issue (in the case of us), contract to sell, pledge or, among other things, dispose of, directly or indirectly, any shares of common stock, options or warrants to purchase any shares of common stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock, held of record or beneficially owned, for a period of 180 days after the date of this prospectus. See “Underwriting” for a description of these lock-up agreements.

Equity Incentive Plans

We intend to file a registration statement on Form S-8 under the Securities Act after the closing of this offering to register the 1,000,000 shares reserved for issuance under our 2014 Equity Incentive Plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to vesting of such shares, Rule 144 volume limitations and the lock-up agreements described above, if applicable.

Short-Form Merger

We intend to file a Form S-4 registration statement with the SEC to register the 630,886 shares that will be issued pursuant to our short-form merger with AAC following the completion of this offering, whereby the legacy holders who did not participate in the Private Share Exchange, representing 6.4% of the outstanding common stock of AAC, would be entitled to receive Holdings shares on a one-for-one basis. When the registration statement is declared effective by the SEC, and, subject to applicable lock-up agreements, if any, these shares may be resold without restriction in the public marketplace.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes and does not deal with state, local or non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences other than income taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code, such as banks, thrifts, financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, tax-qualified retirement plans, persons deemed to sell our common stock under the constructive sale provisions of the Code, persons subject to the alternative minimum tax, persons that own, or are deemed to own, more than 5% of our outstanding common stock (except to the extent specifically set forth below), partnerships and other pass-through entities, and investors or partners in such pass-through entities or an entity that is treated as a disregarded entity for U.S. federal income tax purposes (regardless of its place of organization or formation). Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, the Treasury regulations promulgated thereunder, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

The following discussion is for general information only and is not tax advice. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or non-U.S. tax consequences or any U.S. federal non-income tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of our common stock that is not a U.S. Holder. A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the United States, (b) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. Also, partnerships, or other entities that are treated as partnerships for U.S. federal income tax purposes (regardless of their place of organization or formation) and partners in such partnerships or other entities and entities that are treated as disregarded entities for U.S. federal income tax purposes (regardless of their place of organization or formation) are not addressed by this discussion and are, therefore, not considered to be Non-U.S. Holders for the purposes of this discussion.

Distributions

Subject to the discussion below, distributions, if any, made on our common stock to a Non-U.S. Holder to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us or our paying agent with a properly executed IRS Form W-8BEN (or applicable successor form), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to such agent. The Non-U.S. Holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. This certification must be provided to us or the relevant paying agent prior to the payment of dividends and must be updated periodically. If you do not provide the relevant paying agent with the required certification but are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such Non-U.S. Holder maintains in the United States) if a properly executed IRS Form W-8ECI (or applicable successor form), stating that the dividends are so connected, is furnished to us or our paying agent (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated U.S. federal income tax rates, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders are urged to consult any applicable income tax treaties that may provide for different rules.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first be treated as a non-taxable return of capital reducing your tax basis in our common stock, but not below zero, and thereafter will be treated as gain from the sale of stock, the treatment of which is discussed in the next section.

Gain On Disposition of Our Common Stock

Subject to the discussion below under “Recently Enacted Legislation Affecting Taxation of Our Common Stock Held By Or Through Non-U.S. Entities,” a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with the conduct of a trade or business of such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such Non-U.S. Holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) our common stock constitutes a “United States real property interest” by reason of our status as a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder’s holding period.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, unless a specific treaty exemption applies, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on their effectively connected earnings and profits, subject to certain adjustments.

If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

With respect to (c) above, in general, we would be a United States real property holding corporation if interests in U.S. real estate comprised (by fair market value) at least half of our assets. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation; however, there can be no assurance that we will not become a U.S. real property holding corporation in the future. Even if we are treated as a U.S. real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our common stock is “regularly traded,” as defined in applicable Treasury regulations, on an established securities market. We expect our common stock to be “regularly traded” on an established securities market, but there can be no assurance that our common stock will be so traded in the future. If gain on the sale or other taxable disposition of our stock were subject to taxation as described in (c) above, the Non-U.S. Holder would be subject to regular U.S. federal income tax with respect to such gain in generally the same manner as a U.S. person.

Information Reporting Requirements and Backup Withholding

Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our common stock, including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the Non-U.S. Holder to whom any such dividends are paid. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the Non-U.S. Holder’s conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8ECI or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if the relevant paying agent has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient. The current backup withholding rate is 28%.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any U.S. or non-U.S. broker, except that information reporting and backup withholding requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or otherwise meets documentary evidence requirements for establishing Non-U.S. Holder status or otherwise establishes an exemption. Except as described in the discussion of recently enacted legislation below, U.S. information reporting and backup withholding requirements will generally not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. If backup withholding is applied to you, you should consult with your own tax advisor to determine if you are able to obtain a tax refund or credit with respect to such backup withholding.

Recently Enacted Legislation Affecting Taxation of Our Common Stock Held By Or Through Non-U.S. Entities

Recently enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” (as specially defined under those rules) and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries or certain Non-U.S. Holders.

The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner, or (iii) the foreign financial institution or foreign non-financial entity otherwise qualifies for an exemption from these rules. In addition, if the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it generally must enter into an agreement with the U.S. Treasury Department that requires, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing this legislation may be subject to different rules.

Under applicable Treasury regulations, any obligation to withhold under the new legislation with respect to dividends on our common stock will not begin until July 1, 2014, and with respect to gross proceeds on disposition of our common stock, will not begin until January 1, 2017. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes as the time it is made, for purposes of these withholding rules, we may treat the entire distribution as a dividend.

Non-U.S. Holders of our common stock should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS.

UNDERWRITING

The underwriters named below have severally agreed, subject to the terms and conditions set forth in the underwriting agreement by and among us and William Blair & Company, L.L.C. and Wells Fargo Securities, LLC, as representatives of the underwriters, to purchase from us the respective number of shares of common stock set forth opposite each underwriter’s name in the table below. William Blair & Company, L.L.C. and Wells Fargo Securities, LLC are acting as joint-bookrunning managers, and Raymond James & Associates, Inc. and Avondale Partners, LLC are acting as co-managers for this offering.

Underwriter	Number of Shares

William Blair & Company, L.L.C.

Wells Fargo Securities, LLC

Raymond James & Associates, Inc.

Avondale Partners, LLC

Total

This offering will be underwritten on a firm commitment basis. In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase the shares of our common stock being sold pursuant to this prospectus at a price per share equal to the public offering price less the underwriting discount specified on the cover of this prospectus. According to the terms of the underwriting agreement, the underwriters either will purchase all of the shares of our common stock being sold pursuant to this prospectus or none of them. In the event of default by any underwriter, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The representatives of the underwriters have advised us that the underwriters propose to offer our common stock to the public initially at the public offering price set forth on the cover of this prospectus and to selected dealers at such price less a concession of not more than $         per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $         per share to certain other dealers. The underwriters will offer the shares of our common stock subject to prior sale and subject to receipt and acceptance of the shares by the underwriters. The underwriters may reject any order to purchase shares of our common stock in whole or in part. The underwriters expect that we will deliver the shares to the underwriters through the facilities of The Depository Trust Company in New York, New York on or about                     , 2014. At that time, the underwriters will pay us for the shares in immediately available funds. After commencement of the public offering, the representatives may change the public offering price and other selling terms.

We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of                additional shares of common stock at the same price per share to be paid by the underwriters for the other shares offered hereby solely for the purpose of covering over-allotments, if any. If the underwriters purchase any such additional shares pursuant to this option, each of the underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The underwriters may exercise the option only for the purpose of covering excess sales, if any, made in connection with the distribution of the shares of our common stock offered hereby. The underwriters will offer any additional shares of our common stock that they purchase on the terms described in the preceding paragraph.

The underwriters have reserved for sale in a directed share program, at the initial public offering price, up to            shares of common stock in this offering for our employees and other related persons. Purchases of the reserved shares would reduce the number of shares available for sale to the general public. The underwriters will offer any reserved shares which are not so purchased to the general public on the same terms as the other shares being sold in this offering. Each of the purchasers in the directed share program will enter into the 180-day lock-up agreement with the underwriters described below.

The following table summarizes the compensation to be paid by us to the underwriters. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option:

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses	$	$	$

We estimate that our total expenses for this offering, excluding the underwriting discount, will be approximately $         million.

We, each of our directors, executive officers and existing stockholders, who in the aggregate hold 100% of the shares of our common stock outstanding immediately prior to this offering (and, after giving effect to the subsidiary short-form merger with AAC that we expect to conduct subsequent to this offering, in the aggregate hold 94.1% of our outstanding shares of common stock) have agreed, and each of the purchasers in the directed share program will agree, subject to limited exceptions described below, for a period of 180 days after the date of this prospectus, not to, directly or indirectly, without the prior written consent of William Blair & Company, L.L.C. and Wells Fargo Securities, LLC:

•	offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise transfer or dispose of, directly or indirectly, any shares of common stock, options or warrants to purchase any shares of common stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock, held of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act), or publicly disclose the intention to do any of the foregoing;

•	enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences associated with the ownership of any common stock; or

•	make any demand or request for or exercise any right with respect to the registration of any shares of common stock or any securities convertible into or exchangeable for or that represent the right to receive common stock.

The lock-up agreements entered into by our directors, executive officers and existing stockholders and each of the purchasers in the directed share program do not extend to transfers of shares of common stock or securities convertible into or exchangeable for or that represent the right to receive shares of common stock (a) if the securities were acquired in open market transactions after the completion of this offering; (b) in the case of an individual, (i) by will or intestacy to his or her immediate family; or (ii) to a trust the beneficiaries of which are exclusively the transferor and/or a member or members of his or her immediate family; (c) to a charity or educational institution; (d) in the case of an entity or an individual who directly or indirectly controls an entity, to any stockholder, partner or member of, or owner of similar equity interests in, such entity, as the case may be; or (e) in the case of an entity, to another entity that is an affiliate of such entity; provided, however, that, (A) prior to any such transfer pursuant to clauses (b) through (e) above, each transferee shall execute an agreement, satisfactory to the representatives, pursuant to which each transferee shall agree to receive and hold such shares of common stock, or securities convertible into or exchangeable for or that represent the right to receive the common stock, subject to the foregoing restrictions, and there shall be no further transfer except in accordance with the foregoing restrictions, (B) no public disclosure or filing by any party (e.g., transferor or transferee) under the Exchange Act reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made during the lock-up period in connection with such transfer and (C) any such transfer pursuant to clauses (b) through (e) above shall not involve a disposition for value. In determining whether to consent to a transaction prohibited by these restrictions, William Blair & Company, L.L.C. and Wells Fargo Securities, LLC will take into account various factors, including the length of time before the lock-up expires, the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, the restrictions on publication of research reports that would be imposed by the rules of the Financial Industry Regulatory Authority and market conditions generally. During the lock-up period, we may (1) issue options, restricted stock units, restricted stock or other equity awards to acquire shares of common stock granted pursuant to our equity incentive plans that are described herein, as such plans may be amended, (2) issue shares of common stock upon the exercise of any such options, restricted stock units or other equity awards to acquire shares of common stock, (3) file registration statements on Form S-8 with respect to our benefit plans that are referred to herein and (4) issue of shares of common stock in an amount up to 5% of our outstanding shares of common stock in connection with a merger, acquisition or other transaction; provided, however, that in the case of an issuance pursuant to clauses (1), (2) or (4), the holders of such equity awards or shares of common stock agree to execute a lock-up agreement in the form described above (to the extent such holder has not previously signed a lock-up agreement).

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities for misstatements in the registration statement of which this prospectus forms a part, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

The representatives have informed us that the underwriters will not confirm, without client authorization, sales to their client accounts as to which they have discretionary authority. The representatives have also informed us that the underwriters intend to deliver all copies of this prospectus via electronic means, via hand delivery or through mail or courier services.

In connection with this offering, the underwriters and other persons participating in this offering may engage in transactions which affect the market price of the common stock. These may include stabilizing and over-allotment transactions and purchases to cover syndicate short positions. Stabilizing transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock. An over-allotment transaction, or short-sale, involves selling more shares of our common stock in this offering than are specified on the cover of this prospectus, which results in a syndicate short position. A short position may be “covered” or “naked.” In a “covered” short position, the number of shares of common stock created by a short sale is not greater than the number of shares of common stock in the underwriters’ option to purchase additional shares from us in this offering, which may be settled by exercising all or part of their over-allotment option or purchasing shares of common stock in the open market. In a “naked” short position, the number of shares of common stock created by a short sale is greater than the number of shares in the underwriters’ over-allotment option, which may be settled by purchasing shares of common stock in the open market. In addition, the representatives may impose a penalty bid. This allows the representatives to reclaim the selling concession allowed to an underwriter or selling group member if shares of our common stock sold by such underwriter or selling group member in this offering are repurchased by the representatives in stabilizing or syndicate short covering transactions. These transactions, which may be effected on the NYSE or otherwise, may stabilize, maintain or otherwise affect the market price of our common stock and could cause the price to be higher than it would be without these transactions. The underwriters and other participants in this offering are not required to engage in any of these activities and may discontinue any of these activities at any time without notice. We and the underwriters make no representation or prediction as to whether the underwriters will engage in such transactions or choose to discontinue any transactions engaged in or as to the direction or magnitude of any effect that these transactions may have on the price of our common stock.

Prior to this offering, there has been no public market for our common stock. Consequently, we and the representatives of the underwriters have negotiated to determine the initial public offering price. Among the factors considered in determining the initial public offering price of the shares of our common stock, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our common stock on the NYSE under the symbol “AAC.”

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities that have relationships with us, for which they received or will receive customary fees and expenses. In particular, an affiliate of Wells Fargo Securities, LLC is a lender under our Credit Facility and provides treasury services to us and mortgage financing, wealth management and other financial advisory services to certain of our executive officers. An affiliate of Avondale Partners, LLC has provided advisory services in connection with the refinancing of certain of our indebtedness. In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities or instruments (directly, as collateral securing other obligations or otherwise) or persons and entities who have relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long or short positions in such assets, securities and instruments.

Conflict of Interest

We intend to use a portion of the net proceeds that we receive from this offering to repay the outstanding balance on our revolving line of credit. Wells Fargo Securities, LLC, an underwriter in this offering, is an affiliate of Wells Fargo Bank, National Association, the lender under our revolving line of credit. Because we may use more than 5% of the net proceeds from this offering to reduce the outstanding balance under our revolving line of credit, Wells Fargo Securities, LLC may be deemed to have a “conflict of interest” with us within the meaning of Rule 5121 of the Conduct Rules of FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of Rules 5110 and 5121 of the Conduct Rules regarding the underwriting of securities of a company with a member that has a conflict of interest within the meaning of those rules. Pursuant to Rule 5121, William Blair & Company, L.L.C. has served as the “qualified independent underwriter,” as defined by FINRA, and, in that capacity, has performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part. Wells Fargo Securities, LLC will not execute sales in discretionary accounts without the prior written specific approval of its customers.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgment and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this prospectus is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this prospectus relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to this offering, the company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

VALIDITY OF THE COMMON STOCK

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Ballard Spahr LLP, Las Vegas, Nevada, and certain other legal matters in connection with this offering will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. Certain legal matters in connection with this offering will be passed upon for the underwriters by Sidley Austin LLP, Chicago, Illinois.

EXPERTS

The (1) financial statements of American Addiction Centers, Inc. as of December 31, 2012 and 2013 and for the years then ended; (2) the financial statements of AJG Solutions, Inc. and B&B Holdings Intl LLC as of December 31, 2011 and August 31, 2012 and for the year ended December 31, 2011 and the eight months ended August 31, 2012; and (3) the statements of revenue and certain direct operating expenses of Greenhouse Real Estate, LLC for the periods from August 10, 2011 to December 31, 2011, the year ended December 31, 2012, and January 1, 2013 to October 7, 2013, all appearing in this prospectus have been so included in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, you should refer to the registration statement and the exhibits filed as part of that document. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing or telephoning us at: 115 East Park Drive, Second Floor, Brentwood, Tennessee 37027 or (888) 300-3332.

Upon the closing of this offering, we will be subject to the information and periodic reporting requirements of the Exchange Act, as amended, and we will file periodic reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.americanaddictioncenters.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

American Addiction Centers, Inc. and Subsidiaries

Audited Financial Statements for the Years Ended December 31, 2012 and 2013
Report of Independent Registered Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2012 and 2013	F-3
Consolidated Statements of Income for the Years Ended December 31, 2012 and 2013	F-5
Consolidated Statement of Stockholders’ Equity for the Years Ended December 31, 2012 and 2013	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012 and 2013	F-7
Notes to Consolidated Financial Statements	F-9

Condensed Consolidated Financial Statements for the Three Months Ended March 31, 2013 and 2014
Condensed Consolidated Balance Sheets as of December 31, 2013 and March 31, 2014	F-45
Condensed Consolidated Statements of Income for the Three Months Ended March 31, 2013 and 2014	F-47
Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2013 and 2014	F-48
Condensed Consolidated Statement of Stockholders’ Equity for the Three Months Ended March 31, 2014	F-50
Notes to Condensed Consolidated Financial Statements	F-51

AJG Solutions, Inc. and B&B Holdings Intl LLC
Independent Auditor’s Report	F-64
Combined Balance Sheets as of December 31, 2011 and August 31, 2012	F-65
Combined Statements of Income and Shareholders’ / Members Equity for the Year Ended December 31, 2011 and the Eight Months Ended August 31, 2012	F-66
Combined Statements of Cash Flows for the Year Ended December 31, 2011 and the Eight Months Ended August 31, 2012	F-67
Notes to the Combined Financial Statements	F-68

Greenhouse Real Estate, LLC
Independent Auditor’s Report	F-74

Historical Statement of Revenues and Certain Direct Operating Expenses for the periods from August  10, 2011 (inception) to December 31, 2011, January 1, 2012 to December 31, 2012, and January 1, 2013 to October 7, 2013

F-75
Notes to Historical Statements of Revenues and Certain Direct Operating Expenses	F-76

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

American Addiction Centers, Inc.

Brentwood, Tennessee

We have audited the accompanying consolidated balance sheets of American Addiction Centers, Inc. and subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Addictions Centers, Inc. and subsidiaries as of December 31, 2012 and 2013, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Nashville, Tennessee

May 2, 2014

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	December 31,
	2012	2013
Assets
Current assets
Cash and cash equivalents (variable interest entity—2012: $19; 2013: $441)	$740	$2,012
Accounts receivable, net of allowances of $4,278 and $13,320, respectively (variable interest entity—2012: $0; 2013: $169)	20,645	24,567
Deferred tax assets	873	676
Prepaid expenses and other current assets (variable interest entity—2012: $147; 2013: $173)	769	2,274

Total current assets	23,027	29,529
Property and equipment, net (variable interest entity—2012: $11,332; 2013: $29,257)	15,327	37,008
Goodwill	10,863	10,863
Intangible assets, net	3,817	3,496
Note receivable – related party	300	250
Other assets (variable interest entity—2012: $0; 2013: $142)	264	492

Total assets	$53,598	$81,638

— The assets denoted as assets of the consolidated variable interest entities (VIEs) can only be used to settle obligations of the consolidated VIEs.

See accompanying notes to consolidated financial statements.

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	December 31,
	2012	2013
Liabilities, Mezzanine Equity and Stockholders’ Equity
Current liabilities
Accounts payable	$1,385	$1,895
Accrued liabilities (variable interest entity—2012: $320; 2013: $172)	6,674	10,455
Current portion of long-term debt (variable interest entity—2012: $170; 2013: $12,932)	8,674	15,164
Current portion of long-term debt – related party	3,104	795

Total current liabilities	19,837	28,309
Deferred tax liabilities (variable interest entity—2012: $0; 2013: $23)	4,026	2,329
Long-term debt, net of current portion (variable interest entity—2012: $7,211; 2013: $8,616)	8,340	23,341
Long-term debt – related party, net of current portion	5,104	3,775
Other long-term liabilities	—	159

Total liabilities	37,307	57,913

Commitments and contingencies (Note 16)
Mezzanine equity including noncontrolling interest (see Note 11)
Series B Preferred Stock	1,000	—
Common stock	10,613	10,442
Noncontrolling interest–Series A Preferred (variable interest entity)	—	1,400

Total mezzanine equity including noncontrolling interest	11,613	11,842

Stockholders’ equity
Common stock, $0.001 par value; 15,000,000 shares authorized; 983,612 and 2,481,114 issued and 983,612 and 2,036,680 outstanding as of December 31, 2012 and 2013, respectively	1	2
Common stock subscribed, net of subscription receivable of $58 in 2013	—	42
Additional paid-in capital (distributions in excess of paid-in-capital)	(677)	9,450
Treasury stock, at cost	(17)	(3,671)
Retained earnings	1,574	2,360

Total stockholders’ equity of American Addiction Centers, Inc.	881	8,183
Noncontrolling interest	3,797	3,700

Total stockholders’ equity including noncontrolling interest	4,678	11,883

Total liabilities, mezzanine equity and stockholders’ equity	$53,598	$81,638

— The denoted VIEs’ liabilities are only claims against the general credit of the Company to the extent that the Company is liable under its guarantee of the VIEs’ notes payable to a financial institution of $7,381 and $21,548 at December 31, 2012 and 2013, respectively.

See accompanying notes to consolidated financial statements.

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share and per share amounts)

	Years ended December 31,
	2012	2013
Revenues	$66,035	$115,741
Operating expenses
Salaries, wages and benefits	25,680	46,856
Advertising and marketing	8,667	13,493
Professional fees	5,430	10,277
Client related services	8,389	7,986
Other operating expenses	6,384	11,615
Rentals and leases	3,614	4,634
Provision for doubtful accounts	3,344	10,950
Litigation settlement	—	2,588
Restructuring	—	806
Depreciation and amortization	1,288	3,003

Total operating expenses	62,796	112,208

Income from operations	3,239	3,533
Interest expense	980	1,390
Other expense, net	12	36

Income before income tax expense	2,247	2,107
Income tax expense	1,148	615

Net income	1,099	1,492
Less: net loss (income) attributable to noncontrolling interest	405	(706)

Net income attributable to American Addiction Centers, Inc.	1,504	786
Deemed contribution-redemption of Series B Preferred	—	1,000

Net income available to American Addiction Centers, Inc. common stockholders	$1,504	$1,786

Basic earnings per share	$0.19	$0.20
Diluted earnings per share	$0.19	$0.20
Weighted-average shares outstanding:
Basic	7,770,359	8,819,062
Diluted	7,869,017	9,096,660

See accompanying notes to consolidated financial statements.

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except share amounts)

	Common Stock				Additional Paid-in Capital/ (Distributions in Excess of			Total Stockholders’ Equity (Deficit) of American Addiction	Non-	Total Stockholders’
	Shares Outstanding	Amount	Subscribed	Subscriptions Receivable	Paid-in Capital)	Treasury Stock	Retained Earnings	Centers, Inc.	Controlling Interests	Equity (Deficit)
Balance at December 31, 2011	94,744	$—	$—	$—	$(7,789)	$(17)	$70	$(7,736)	$—	$(7,736)
Warrants issued with subordinated debt	—	—	—	—	143	—	—	143	—	143
Common stock issued in connection with business combination (of which 226,416 shares are restricted)	888,868	1	—	—	5,568	—	—	5,569	—	5,569
Initial consolidation of VIEs	—	—	—	—	—	—	—	—	4,284	4,284
Distribution to noncontrolling interest holders	—	—	—	—	—	—	—	—	(82)	(82)
Common stock granted under stock incentive plan	—	—	—	—	1,401	—	—	1,401	—	1,401
Net income (loss)	—	—	—	—	—	—	1,504	1,504	(405)	1,099

Balance at December 31, 2012	983,612	1	—	—	(677)	(17)	1,574	881	3,797	4,678
Common stock issued	906,439	1	100	(58)	7,428	—	—	7,471	—	7,471
Redemption of mezzanine Series B Preferred Stock	—	—	—	—	1,000	—	—	1,000	—	1,000
Redemption of common stock	—	—	—	—	(1,238)	—	—	(1,238)	—	(1,238)
Common stock granted and issued under stock incentive plan	348,050	—	—	—	937	—	—	937	—	937
Conversion of debt to equity	243,013	—	—	—	2,000	—	—	2,000	—	2,000
Redemption of common stock	(444,434)	—	—	—	—	(3,654)	—	(3,654)	—	(3,654)
Initial consolidation of VIEs	—	—	—	—	—	—	—	—	3,020	3,020
Redemptions of noncontrolling interest of variable interest entities	—	—	—	—	—	—	—	—	(2,990)	(2,990)
Distribution to noncontrolling interest holders, net	—	—	—	—	—	—	—	—	(815)	(815)
Net income	—	—	—	—	—	—	786	786	706	1,492
Noncontrolling interest — Series A Preferred Dividend accrued	—	—	—	—	—	—	—	—	(18)	(18)

Balance at December 31, 2013	2,036,680	$2	$100	$(58)	$9,450	$(3,671)	$2,360	$8,183	$3,700	$11,883

See accompanying notes to consolidated financial statements.

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,
	2012	2013
Cash flows from operating activities:
Net income	$1,099	$1,492
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	3,344	10,950
Depreciation and amortization	1,288	3,003
Loss on disposal of property and equipment	—	395
Equity compensation	1,401	979
Amortization of discount on notes payable	48	32
Deferred income taxes	37	(1,500)
Decrease in fair value of contingent related-party note payable	—	(91)
Changes in operating assets and liabilities:
Accounts receivable	(11,879)	(14,810)
Prepaid expenses and other assets	(763)	(1,287)
Accounts payable	995	510
Accrued liabilities	4,499	3,611
Other long term liabilities	—	159

Net cash provided by operating activities	69	3,443

Cash flows from investing activities:
Acquisitions, net of cash acquired	(2,500)	—
Cash acquired in consolidation of variable interest entity	—	210
Purchase of property and equipment	(6,264)	(12,975)
Proceeds on sale of minority interest investment	150	—
Funding of notes receivable, related party	(50)	—
Collection of notes receivable, related party	268	50
(Purchase) reimbursement of other assets	500	(429)

Net cash used in investing activities	(7,896)	(13,144)

Cash flows from financing activities:
Proceeds from revolving line of credit, net	2,635	5,851
Proceeds from note payable	6,589	9,150
Proceeds from note payable – related party	1,500	—
Proceeds from sale of subordinated notes payable	990	—
Payments on notes payable and capital leases	(863)	(2,433)
Repayment of notes payable – related party	(2,295)	(1,554)
Repayment of subordinated notes payable	(40)	—
Redemption of common stock	—	(5,063)
Proceeds from sale of common stock	—	7,429
Contributions from noncontrolling interest	—	1,979
Distributions to noncontrolling interest	(82)	(1,396)
Redemptions of noncontrolling interest	—	(2,990)

Net cash provided by financing activities	8,434	10,973

Net increase in cash and cash equivalents	607	1,272
Cash and cash equivalents, beginning of year	133	740

Cash and cash equivalents, end of year	$740	$2,012

(continued on next page)

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31,
	2012	2013
Supplemental disclosures of cash flow information:
Cash and cash equivalents paid for:
Interest, net of capitalized interest of $0 and $75 in 2012 and 2013, respectively	$730	$1,265

Income taxes, net of refunds of $9 and $251 in 2012 and 2013, respectively	$53	$2,870

Supplemental information on non-cash investing and financing transactions:
Acquisitions:
Purchase price	$14,591	$—
Seller financed debt	(6,522)	—
Buyer common stock issued	(5,569)	—

Cash paid for acquisition	$2,500	$—

Consolidation of variable interest entities:
Assets of variable interest entities, excluding cash	$(7,760)	$(17,407)
Liabilities of variable interest entities and noncontrolling interest, excluding cash	7,760	17,617

Cash of variable interest entities	$—	$210

Conversion of notes payable into common stock	$—	$2,000

Acquisition of equipment through capital lease	$—	$(1,163)

Sale of property to a variable interest entity	$—	$6,708

Notes payable in connection with the sale of property to a consolidated variable interest entity	$—	$(6,708)

Retirement of Series B Preferred Stock	$—	$1,000

Noncontrolling interest — Series A Preferred accrued dividends of a variable interest entity	$—	$18

See accompanying notes to consolidated financial statements.

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

American Addiction Centers, Inc. (formerly known as Forterus, Inc.), a Nevada corporation (collectively with its subsidiaries, the “Company”), was incorporated on February 27, 2007. The Company, headquartered in Brentwood, Tennessee, provides substance abuse treatment services for individuals with drug and alcohol addiction. The Company also provides treatment services for clients struggling with behavioral health disorders, including disorders associated with obesity. Currently, the Company, through its subsidiaries, operates six substance abuse treatment facilities located in Texas, California, Florida and Nevada and a facility in Tennessee that provides treatment services for men and women who struggle with obesity-related behavioral disorders. During 2012 the Company had arrangements with four treatment facilities in California to provide addiction and chemical dependency services to clients sourced by the Company. The Company discontinued using three of these treatment facilities in the second half of 2012 and the final arrangement was terminated in April 2013. On March 7, 2012, the Greenhouse treatment facility in Texas obtained its license for 70 residential beds and began accepting clients. On January 1, 2013, the Desert Hope treatment facility in Las Vegas, Nevada obtained its license for 148 residential beds and began accepting clients. In the third quarter of 2013, the Company, through a wholly owned subsidiary, began providing laboratory services to some of the Company’s treatment facilities.

2. Basis of Presentation

Principles of Consolidation

The Company conducts its business through limited liability companies and C-corporations, each of which is a wholly owned subsidiary of the Company. The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, the accounts of variable interest entities (“VIEs”) in which the Company is the primary beneficiary, and certain professional groups through rights granted to the Company by contract to manage and control an entity’s business.

The Company consolidated one real estate VIE in 2012 and consolidated another two VIEs in 2013. All three of these VIEs were acquired in 2013 by Behavioral Healthcare Realty, LLC (“BHR”), which is also a VIE. The Company also consolidated five professional groups (“Professional Groups”) that constitute VIEs in 2013. BHR leases two treatment facilities to the Company under long-term triple net leases and is renovating and constructing additional treatment facilities that it will lease to the Company. The Company is the primary beneficiary as a result of its guarantee of BHR’s debt. The Company has management services arrangements with five Professional Groups that provide medical services to the Company’s treatment facilities. The Professional Groups, which the Company controls, are responsible for the supervision and delivery of medical services. Based on the Company’s ability to direct the activities that most significantly impact the economic performance of the Professional Groups, provide necessary funding and the obligation and likelihood of absorbing all expected gains and losses, the Company has determined that it is the primary beneficiary. The accompanying consolidated balance sheets at December 31, 2012 and December 31, 2013 include assets of $11.5 million and $30.2 million, respectively, and liabilities of $7.7 million and $21.7 million, respectively, related to the VIEs. The accompanying consolidated statements of income for the years ended December 31, 2012 and 2013 include net (loss) income attributable to noncontrolling interest of ($0.4) million and $0.7 million, respectively, related to the VIEs. For the years ended December 31, 2012 and 2013, the VIEs generated the following cash flows:

	Year Ended December 31,
	2012	2013
Net cash provided by (used in) operating activities	$(196)	$1,544
Net cash used in investing activities	(3,697)	(1,260)
Net cash provided by financing activities	3,878	11

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All significant intercompany balances and transactions are eliminated in consolidation.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses at the date and for the periods that the consolidated financial statements are prepared. On an ongoing basis, the Company evaluates its estimates, including those related to insurance adjustments, provisions for doubtful accounts, intangible assets, long-lived assets, deferred revenues and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could materially differ from those estimates.

General and Administrative Costs

The majority of the Company’s expenses are “cost of revenue” items. Costs that could be classified as general and administrative expenses include the Company’s corporate overhead costs, which were $17.3 million and $28.1 million for the years ended December 31, 2012 and 2013, respectively.

Revenues

The Company provides services to its clients in both inpatient and outpatient treatment settings. Revenues are recognized when services are performed at estimated net realizable value from clients, third-party payors and others for services provided. The Company receives the vast majority of payments from commercial payors at out-of-network rates. Client service revenues are recorded at established billing rates less adjustments to estimate net realizable value. Adjustments are recorded to state client service revenues at the amount expected to be collected for the service provided based on historic adjustments for out-of-network services not under contract. Prior to admission, each client’s insurance is verified and the client self-pay amount is determined. The client self-pay portion is generally collected upon admission. In some instances, clients will pay out-of-pocket as services are provided or will make a deposit and negotiate the remaining payments as part of the services. These out-of-pocket payments are included in accrued liabilities in the accompanying consolidated balance sheets and revenues related to these payments are deferred and recognized over the period services are provided. From time to time, scholarships may be provided to a limited number of clients. We do not recognize revenues for care provided via scholarships.

For the year ended December 31, 2012, approximately 16.5% of the Company’s revenues were reimbursed by Blue Cross Blue Shield of California and 11.3% were reimbursed by Aetna. No other payor accounted for more than 10% of revenue reimbursements for the year ended December 31, 2012.

For the year ended December 31, 2013, approximately 12.3% of the Company’s revenues were reimbursed by Blue Cross Blue Shield of California, 12.1% were reimbursed by Aetna, and 10.3% were reimbursed by United Behavioral Health. No other payor accounted for more than 10% of revenue reimbursements for the year ended December 31, 2013.

In cases where the demand for services exceeded capacity, the Company entered into contractual arrangements with other parties to provide services. Management evaluated and determined the Company was the principal party to the services provided. Revenues generated through the Company’s contractual arrangements are included in revenues at their expected realizable amount while the subcontracted service payments

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

made are included in client related services. The need for these contractual arrangements decreased as the Company increased its bed capacity in the second half of 2012 and further decreased with the increased bed capacity in the first quarter of 2013 as a result of the opening of Desert Hope.

Allowance for Contractual and Other Discounts

The Company derives the vast majority of its revenues from commercial payors at out-of-network rates. Management estimates the allowance for contractual and other discounts based on its historical collection experience. The services authorized and provided and related reimbursement are often subject to interpretation and negotiation that could result in payments that differ from the Company’s estimates.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily consists of amounts due from third-party payors (non-governmental) and private pay clients and is recorded net of contractual discounts. The Company’s ability to collect outstanding receivables is critical to its results of operations and cash flows. Accounts receivable is reported net of an allowance for doubtful accounts, which is management’s best estimate of accounts receivable that could become uncollectible in the future. Accordingly, accounts receivable reported in the Company’s consolidated financial statements is recorded at the net amount expected to be received. The Company’s primary collection risks are (i) the risk of overestimating net revenues at the time of billing that may result in the Company receiving less than the recorded receivable, (ii) the risk of non-payment as a result of commercial insurance companies denying claims, (iii) the risk that clients will fail to remit insurance payments to the Company when the commercial insurance company pays out-of-network claims directly to the client, (iv) resource and capacity constraints that may prevent the Company from handling the volume of billing and collection issues in a timely manner, (v) the risk that clients do not pay the Company for their self-pay balance (including co-pays, deductibles and any portion of the claim not covered by insurance) and (vi) the risk of non-payment from uninsured clients. The Company’s allowance for doubtful accounts is based on historical experience, but management also takes into consideration the age of accounts, creditworthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. An account is written off only after the Company has pursued collection efforts or otherwise determines an account to be uncollectible.

At December 31, 2012, 15.1% of accounts receivable was from Blue Cross Blue Shield of California and 12.6% was from United Behavioral Health. No other payor accounted for more than 10% of accounts receivable at December 31, 2012. At December 31, 2013, 19.5% of accounts receivable was from Blue Cross Blue Shield of California, 12.2% was from Anthem Blue Cross Blue Shield of Colorado and 10.9% was from United Behavioral Health. No other payor accounted for more than 10% of accounts receivable at December 31, 2013.

A summary of activity in the Company’s allowance for doubtful accounts is as follows (in thousands):

Description	Balance at beginning of year	Additions charged to Provision for Doubtful Accounts	Accounts written off, net of recoveries	Balance at end of year
Allowance for doubtful accounts for the year ended:
December 31, 2012	$1,233	$3,344	$(299)	$4,278
December 31, 2013	4,278	10,950	(1,908)	13,320

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged to expense as incurred. The Company capitalizes interest on construction projects and such interest is included in the cost of the related asset. Assets held for development are classified as construction in progress and the Company does not depreciate these assets until they are placed in service. Leasehold improvements are amortized over their estimated useful lives or the remaining lease period, whichever is less. Assets under capital leases are amortized over the lease term or in the event of transfer of ownership at the end of the lease over the economic life of the leased asset. Amortization expense related to assets under capital lease is included with depreciation and amortization expense in the consolidated statements of income. Depreciation is calculated using the straight-line method over the estimated economic useful lives of the assets, as follows:

Range of Lives
Computer software and equipment	3 years
Buildings	36 years
Furniture, fixtures and equipment	5 years
Vehicles	5 years
Equipment under capital lease	3–5 years
Leasehold improvements	Life of the asset or lease, whichever is less

Goodwill and Intangible Assets

The Company has only one operating segment, substance abuse/behavioral healthcare treatment services, for segment reporting purposes. The substance abuse/behavioral healthcare treatment services operating segment represents one reporting unit for purposes of the Company’s goodwill impairment test. Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired. Goodwill and intangible assets with indefinite lives are not amortized, but instead tested for impairment at least annually or whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company has no intangible assets with indefinite useful lives other than goodwill. The Company considers the following to be important factors that could trigger an impairment review: significant underperformance relative to historical or projected future operating results; identification of other impaired assets within a reporting unit; significant adverse changes in business climate or regulations; significant changes in senior management; significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business; and significant negative industry or economic trends.

Goodwill is assessed for impairment using a fair value approach at the reporting unit level. The goodwill impairment test is a two-step process, if necessary. The provisions for the accounting standard of goodwill provide an entity with the option to assess qualitative factors to determine whether the existence of events or circumstances leads to the determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. This qualitative assessment is referred to as a “step zero” approach. If based on the qualitative factors, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying value, the entity may skip the two-step impairment test required by prior accounting guidance. If an entity determines otherwise or, at the option of the entity, if a step zero is not performed, step one of the two-step impairment test is required. Under step one, the fair value of the reporting unit is compared with its carrying

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test. Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. Impairment shall be recognized to the extent that the carrying amount of goodwill exceeds its implied fair value. In performing step one of the goodwill impairment test, the Company compares the carrying amount of the reporting unit to the estimated fair value.

In assessing the recoverability of goodwill, the Company considers historical results, current operating trends and results and makes estimates and assumptions about revenues, margins and discount rates based on the Company’s budgets, business plans, economic projections and anticipated future cash flows. Each of these factors contains inherent uncertainties, and management must exercise substantial judgment and discretion in evaluating and applying these factors.

The annual goodwill impairment test is performed December 31 each year, utilizing the two-step test. The Company concluded the carrying value of the reporting unit as of December 31, 2013 did not exceed its fair value, and thus no indication of impairment was present. The fair value of goodwill exceeded the carrying value by $3.3 million at December 31, 2013.

The Company’s other intangible assets principally relate to trademarks and marketing intangibles and non-compete agreements. Trademarks and marketing intangibles are amortized over a period of ten years. Non-compete agreements are amortized over the five-year term of the agreements.

Long-Lived Asset Impairment

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. Impairment is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. The Company did not identify any indicators of impairment as of December 31, 2012 and 2013.

Accrued Liabilities

The Company’s accrued liabilities, reflected as a current liability in the accompanying consolidated balance sheet, consist of the following (in thousands):

	Year Ended December 31,
	2012	2013
Accrued payroll liabilities	$1,263	$4,685
Accrued litigation settlement	—	2,588
Accrued legal fees	190	706
Income taxes payable	1,003	53
Accrued expenses – related party	—	33	(a)
Other	4,218	2,390

Total accrued liabilities	$6,674	$10,455

(a) Accrued expenses payable to the Company’s Chief Executive Officer.

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Segments

The focus of all Company operations is centered on a single service, substance abuse/behavioral healthcare treatment. The Company is organized and operates as one reportable segment, comprised of various treatment facilities located in the United States. The treatment facilities operate in the same industry and have similar economic characteristics, services and clients. Management has the ability to direct and serve clients in any of these facilities, which allows management to operate the Company’s business and analyze its revenues on a system-wide basis rather than focusing on any individual facility. The Company’s chief operating decision maker evaluates performance and manages resources based on the results of the consolidated operations as a whole.

Advertising Expenses

Advertising costs are expensed as the related activity occurs.

Stock-Based Compensation

The Company accounts for stock-based compensation to employees and consultants using a fair-value based method for costs related to all share-based payments. The Company estimates the fair value of employee restricted stock awards on the date of grant based on the appraised fair value. The Company uses the Black-Scholes valuation model to determine grant date fair value for stock option awards. The fair value of the portion of the award that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service periods in the Company’s consolidated statements of income.

Earnings Per Share

Basic and diluted earnings per share are calculated based on the weighted-average number of shares outstanding in each period and dilutive stock options, non-vested shares and warrants, to the extent such securities have a dilutive effect on earnings per share using the treasury stock method. The two-class method determines earnings per share for each class of common stock and participating preferred stock and their respective participation rights in undistributed earnings. Effective with the elimination of the Series B Preferred Stock in the first quarter of 2013, the Company no longer has two classes of stock.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be recovered.

The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense.

For the years ended December 31, 2012 and 2013, the Company had no accrued interest or penalties related to income tax matters in income tax expense.

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

VIEs included in the accompanying consolidated financial statements consist of various corporations and partnerships. Tax benefits, expenses, assets and liabilities have been applied to the corporations following the same methodology described above. However, because partnerships are characterized as flow through entities for federal and certain state income tax purposes, taxes for the VIEs that are considered partnerships are not recorded in the accompanying consolidated financial statements, except for certain state taxes imposed at the entity level. Taxes that are imposed on the partners of these partnerships are not included in the accompanying consolidated financial statements. The Company is not a partner in any of these VIEs, therefore none of the flow through taxes from these VIEs are the responsibility of the Company.

Fair Value Measurements

Fair value, for financial reporting purposes, is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

Disclosure is required about how fair value was determined for assets and liabilities and following a hierarchy for which these assets and liabilities must be grouped, based on significant levels of inputs as follows: Level 1—quoted prices in active markets for identical assets or liabilities; Level 2—quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or Level 3—unobservable inputs for the asset or liability, such as discounted cash flow models or valuations. The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Concentration of Credit Risk

Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. All of the non-interest bearing cash balances were fully insured at December 31, 2012 as a result of a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there was no limit to the amount of insurance for eligible accounts. In 2013, insurance coverage reverted to $250,000 per depositor at each financial institution. At December 31, 2012 and 2013, the Company had $0 and $1.4 million, respectively, on deposit with banks in excess of federally insured limits.

Comprehensive Income

As of December 31, 2012 and 2013, the Company did not have any components of other comprehensive income. As such, comprehensive income equaled net income for each of the periods presented in the accompanying consolidated statements of income.

Recent Accounting Standards

There are no recently issued accounting pronouncements that are expected to have a material impact on the Company’s financial condition, results of operations or cash flows.

Reclassifications

Certain reclassifications have been made to the 2012 consolidated financial statements to conform to the 2013 presentation. The reclassifications had no impact on the Company’s financial position, results of operations or cash flows.

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Earnings Per Share

Earnings per share (“EPS”) is calculated using the two-class method required for participating securities. Series B Preferred Stock was entitled to dividends at the rate equal to that of common stock.

Undistributed earnings allocated to these participating securities are subtracted from net income in determining net income attributable to common stockholders. Net losses, if any, are not allocated to these participating securities. Basic EPS is computed by dividing net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Common shares outstanding include both the common shares classified as mezzanine equity and those classified as equity.

For the calculation of diluted EPS, net income attributable to common stockholders for basic EPS is adjusted by the effect of dilutive securities, including awards under stock-based payment arrangements and 150,944 shares issued in connection with the TSN Acquisition (see Note 5). Diluted EPS attributable to common stockholders is computed by dividing net income attributable to common stockholders by the weighted-average number of fully diluted common shares outstanding during the period.

The following tables reconcile the numerator and denominator used in the calculation of basic and diluted EPS for the years ended December 31, 2012 and 2013 (in thousands except share and per share amounts):

	Year Ended December 31,
	2012	2013
Numerator
Net income attributable to American Addiction Centers, Inc.	$1,504	$786
Less: Redemption of Series B Preferred deemed contribution	—	1,000

Net income attributable to common shares	$1,504	$1,786

Denominator
Weighted-average shares outstanding – basic	7,770,359	8,819,062
Dilutive securities	98,658	277,598

Weighted-average shares outstanding – diluted	7,869,017	9,096,660

Basic earnings per share	$0.19	$0.20
Diluted earnings per share	$0.19	$0.20

The Company has included common stock that is classified as mezzanine equity in the denominator for both basic and diluted EPS calculations in 2012 and 2013.

5. Acquisitions

Acquisition of AJG Solutions, Inc. and B&B Holdings Intl LLC

On August 31, 2012, the Company acquired certain assets of AJG Solutions, Inc. (d/b/a Treatment Solutions Network) and its subsidiaries (collectively, “AJG”) and the equity of B&B Holdings Intl LLC (“B&B”, and collectively with the acquisition of the AJG assets, the “TSN Acquisition”). AJG provides referral services for addiction rehabilitation services and centers and B&B provides addiction rehabilitation services through treatment facilities in Florida and a treatment facility in New Jersey (until its closure in June 2013). At the time of the TSN Acquisition, AJG and B&B were jointly owned by two individuals (the “TSN Sellers”), each of whom became employees of the Company following the acquisition. In connection with the TSN Acquisition, the Company issued 888,868 shares of common stock (662,452 unrestricted shares and 226,416 restricted shares (at a fair value of $6.27 per share as estimated by the Company’s management)), valued collectively at $5.6 million;

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

paid cash of $2.5 million from proceeds received from bank financing; and issued $6.5 million of subordinated seller notes to the TSN Sellers. The purchase agreement includes contingent provisions for a subsequent purchase price adjustment at the maturity of the seller debt financing to withhold at settlement up to $1.5 million in cash and the 226,416 restricted shares of common stock (with an aggregate value of $1.4 million at the time the TSN Acquisition closed) if certain operational performance metrics are not achieved during the three-year term of the seller note. The aggregate purchase price, including the fair value of the contingent consideration, was $14.6 million. The Company consummated the TSN Acquisition to expand the scope of the Company’s services geographically and gain synergies in obtaining leads for new clients.

The purchase price was based upon arms-length negotiations between the Company and the TSN Sellers that resulted in a premium to the fair value of the net assets acquired (including identifiable intangible assets) and, correspondingly, the recognition of goodwill. The amount recorded for goodwill is consistent with the Company’s intentions for the acquisition.

The acquisition was accounted for as a business combination. The Company recorded the transaction based upon the fair value of the consideration paid to the TSN Sellers. This consideration was allocated to the assets acquired and liabilities assumed at the acquisition date based on their fair values as follows (in thousands):

Accounts receivable	$5,408
Prepaid expenses and other assets	273
Property and equipment	379
Goodwill	8,536
Intangible assets	3,939

Total Assets acquired	18,535

Accrued liabilities	345
Deferred tax liabilities	3,599

Total liabilities assumed	3,944

Net assets acquired	$14,591

In connection with the TSN Acquisition, the Company entered into a license agreement with AJG. Under the license agreement, AJG granted the Company a royalty-free license to use certain trademarks and certain other intangible assets related to the operations acquired in the TSN Acquisition. The license has a three-year term, at the end of which period the licensed assets will be assigned to the Company, subject to the satisfaction of certain conditions.

The goodwill and identifiable intangible assets recognized are not deductible for income tax purposes. Acquisition related costs total $0.1 million and were expensed in other operating expenses in the consolidated statement of income for the year ended December 31, 2012. There was no adjustment to the purchase price allocation in 2013 as the result of finalizing certain TSN Acquisition tax returns.

The following provides a breakdown of the identifiable intangible assets, valuation method applied in arriving at fair value, their assigned values and expected lives (in thousands, except years):

Intangible Asset	Valuation Method	Assigned Value	Estimated Life In Years
Non-compete agreements	With and without method (1)	$1,257	5
Trademarks and marketing intangibles	Relief from royalty (2)	2,682	10

Total identified intangible assets		$3,939

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) The with and without method estimates an intangible asset’s value based on the business value “with” the non-compete in place and “without” the non-compete in place.

(2) The relief from royalty method is an earnings approach that assesses the royalty savings the entity realizes as a result of owning the asset and not having to pay a third party a license fee for its use.

Some of the more significant estimates and assumptions inherent in the estimate of the fair value of the identifiable acquired intangible assets include all those associated with forecasting cash flows and profitability. The primary assumptions used for the determination of the fair value of the purchased intangible assets were generally based upon the present value of anticipated cash flows discounted at rates generally ranging from 16.1% to 19.0%. Estimated years of future cash flows and earnings generally follow the range of estimated remaining useful lives for each intangible asset.

The results of operations for AJG and B&B from the acquisition date of August 31, 2012 are included in the consolidated statement of income for the year ended December 31, 2012, and include revenues of $11.0 million and income before income taxes of $5.8 million. The following presents the unaudited pro forma revenues and income before income taxes of the combined entity had the TSN Acquisition occurred on the first day of the period presented (in thousands):

	Revenues	Income before income taxes
Combined pro forma from January 1, 2012 – December 31, 2012	$84,512	$6,288

Consolidation of Concorde Real Estate, LLC

In December 2011, the Company entered into a purchase agreement to acquire a vacant facility located in Las Vegas, Nevada for a purchase price of $4.8 million in order to relocate and expand the Company’s current client service capacity. Pursuant to the purchase agreement, initial total deposits of $0.5 million were paid in 2011, an additional $0.8 million in cash was paid at closing in 2012 and the remaining $3.5 million was funded by seller financing. In January 2012, the Company assigned its rights to the purchase agreement to Concorde Real Estate, LLC (“Concorde Real Estate”). The Company’s CEO, President and CFO at that time collectively owned approximately 51% of the membership interests of Concorde Real Estate, with the remainder of the membership interests represented by holders of preferred membership interests. The Company was repaid the deposits by Concorde Real Estate at the closing in 2012. As of December 31, 2013, the Company had no equity interest in Concorde Real Estate.

On June 27, 2012, Concorde Real Estate refinanced the original seller financing with a note payable to a financial institution. In connection with this financing arrangement, the Company guaranteed the debt of Concorde Real Estate. Based on the Company’s guarantee of Concorde Real Estate’s debt and its ability to direct the activities that most significantly impact the economic performance of Concorde Real Estate, the Company has determined that Concorde Real Estate is a VIE and that the Company is the primary beneficiary. Accordingly, the Company began consolidating Concorde Real Estate as of June 27, 2012.

The Company, through a wholly owned subsidiary, Concorde Treatment Center, LLC (“Concorde Treatment”), entered into a triple net operating lease with Concorde Real Estate. The lease commenced on November 1, 2012 and has a term of six years with three options to renew the lease for five years each. Payments under the lease are $0.2 million per month for the first year and increase annually on January 1 based on the annual change in the Consumer Price Index. Because Concorde Real Estate is a consolidated VIE, the rental payments since June 27, 2012 between the Company and Concorde Real Estate are eliminated in the Company’s consolidated financial statements.

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The initial consolidation of Concorde Real Estate was accounted for as a business combination. The Company recorded the amounts that are associated with Concorde Real Estate’s interests in the VIE based upon the fair values of the assets and liabilities as follows as of June 27, 2012 (in thousands):

Property and equipment, net	$7,720
Other receivables	40

Total assets consolidated	$7,760

Notes payable	$3,500
Noncontrolling interest equity	4,260

Total liabilities and noncontrolling interest consolidated	$7,760

On June 12, 2013, Concorde Real Estate redeemed all of the outstanding preferred membership interests for $3.0 million in cash. Concorde Real Estate made periodic distributions to its members from cash available for distribution.

Consolidation of Behavioral Healthcare Realty, LLC

On October 8, 2013, the Company’s CEO, President and CFO formed Behavioral Healthcare Realty, LLC (“BHR”) and acquired all the membership interests in Concorde Real Estate (a VIE the Company has consolidated since June 27, 2012), and all the membership interests in Greenhouse Real Estate, LLC (“Greenhouse Real Estate”). Prior to being acquired by BHR, Greenhouse Real Estate was owned by the Company’s CEO, President and CFO.

Greenhouse Real Estate owns the real estate that is leased to one of the Company’s treatment facilities as discussed below. In connection with the formation of BHR, Greenhouse Real Estate obtained a $13.2 million credit facility from a bank that is guaranteed by the Company and its CEO and President. Based on the Company’s guarantee of BHR’s debt and its ability to direct the activities that most significantly impact the economic performance of BHR, the Company has determined that BHR is a VIE and that the Company is the primary beneficiary. Accordingly, the Company began consolidating BHR, which resulted in Greenhouse Real Estate being included in the Company’s consolidated financial statements, as of October 8, 2013. As of December 31, 2013, the Company has no equity interest in BHR.

In May 2013, the Company, through a wholly owned subsidiary, The Academy Real Estate, LLC (“Academy Real Estate”), acquired a property located in Riverview, Florida (just outside of Tampa, Florida) for a purchase price of $5.8 million. The Company was renovating this property and planned on converting it into a treatment facility. The Company funded the purchase price with $1.6 million from cash on hand and $3.6 million in proceeds from a new bank loan with an existing lender. In addition, a $0.6 million deposit was paid on behalf of the Company by Greenhouse Real Estate in March 2013 and was reimbursed to Greenhouse Real Estate by the Company in the third quarter of 2013. The Company spent $0.6 million on renovations from May 2013 through December 9, 2013 and capitalized $72,000 of interest related to this construction.

On December 10, 2013, the Company sold its membership interest in Academy Real Estate to BHR for $3.1 million plus the assumption of outstanding debt totaling $3.6 million which the Company has guaranteed. The Company received $0.8 million in cash and a promissory note receivable totaling $2.3 million. No gain or loss was recognized as a result of the transaction. Based on the Company’s guarantee of Academy Real Estate’s debt and its ability to direct the activities that most significantly impact the economic performance of Academy Real Estate, the Company has determined that it is a VIE and that the Company is the primary beneficiary. The

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

assets and liabilities of Academy Real Estate and the results of its operations were consolidated on December 10, 2013, and thus the results of Academy Real Estate have been included in the consolidated financial statements since its acquisition in May 2013. The sale of Academy Real Estate to BHR and the consolidation of Academy Real Estate immediately after the sale had no effect on the Company’s cash flows after eliminating intercompany transactions.

BHR made periodic distributions to its members from cash available for distribution during the year ended December 31, 2013.

Professional Groups

During 2013, the Company managed the Professional Groups. These Professional Groups employ physicians that treat the Company’s clients and bill the payor for their services. The Company provides management and administrative services to the Professional Groups in return for a management fee. The Company also provided the initial working capital to each Professional Group and in return recorded accounts receivable from the Professional Groups and will continue to provide additional funding required for operating purposes. The Professional Groups were formed at various dates in 2012 and 2013. As of December 31, 2013, three of the five Professional Groups are owned by the Company’s CEO. The remaining Professional Groups are 100% owned by a physician who is employed by the Company. Based on the Company’s ability to direct the activities that most significantly impact the economic performance of the Professional Groups, provide necessary funding and the obligation and likelihood of absorbing all expected gains and losses, the Company has determined that each of the Professional Groups is a VIE and the Company is the primary beneficiary. Although the Company was the primary beneficiary of the Professional Groups from their respective dates of formation, the Company did not consolidate the Professional Groups until October 1, 2013 because the results of operations prior to that date were not material.

The initial consolidations of the assets and liabilities of Greenhouse Real Estate and the Professional Groups were accounted for as business combinations. The initial consolidation of Academy Real Estate was accounted for as an asset purchase as Academy Real Estate’s assets are held for development and Academy Real Estate does not have any operations. The Company recorded the amounts that are associated with Greenhouse Real Estate, the Professional Groups and Academy Real Estate interests in the VIEs based upon the fair values of the assets and liabilities on the respective dates of the transactions as follows (in thousands):

	Greenhouse Real Estate as of October 8, 2013	Professional Groups as of October 1, 2013	Academy Real Estate as of December 10, 2013	Total
Cash	$71	$139	$—	$210
Accounts receivable	—	62	—	62
Prepaids and other current assets	218	—	—	218
Property and equipment, net	10,400	—	6,708	17,108
Other assets	19	—	—	19

Total assets consolidated	10,708	201	6,708	17,617

Notes payable	7,734	—	6,708	14,442
Accounts payable	104	51	—	155
Noncontrolling interest equity	2,870	150	—	3,020

Total liabilities and noncontrolling interest consolidated	$10,708	$201	$6,708	$17,617

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The results of operations for Concorde Real Estate from the consolidation date of June 27, 2012 are included in the consolidated statement of income for the year ended December 31, 2012 and include no revenues and loss before income taxes of $0.7 million. The results of operations for Greenhouse Real Estate from the consolidation date of October 8, 2013 are included in the consolidated statement of income for the year ended December 31, 2013 and include no revenues and loss before income taxes of $0.3 million. The results of operations for Academy Real Estate have been included in the consolidated statement of operations since the Company acquired the Riverview, Florida property in May 2013 and include no revenues or income before income taxes. The revenues of Concorde Real Estate and Greenhouse Real Estate consist of rental income from the Company and are eliminated in consolidation. The following table presents the unaudited pro forma revenues and income before income taxes had Concorde Real Estate Greenhouse Real Estate, Academy Real Estate and the Professional Groups been consolidated as of January 1, 2012 (in thousands):

	Revenues	Income before income taxes
Combined pro forma from January 1, 2012 – December 31, 2012	$66,035	$2,393
Combined pro forma from January 1, 2013 – December 31, 2013	115,712	2,548

6. Notes Receivable – Related Party

The Company has a note receivable from the Company’s President that totaled $250,000 and $250,000 as of December 31, 2012 and 2013, respectively. The note is non-interest bearing and there are no payment terms or a maturity date associated with this note. Accordingly, this note receivable is classified as noncurrent in the consolidated balance sheet. The outstanding balance was repaid in full in April 2014. The Company also had a note receivable from the Company’s CEO that totaled $50,000 at December 31, 2012. This note was repaid in full in 2013.

7. Property and Equipment, net

Property and equipment consisted of the following at December 31, 2012 and 2013 (in thousands):

	2012	2013
Computer equipment and software	$1,268	$2,267
Furniture and fixtures	5,587	4,212
Vehicles	819	835
Equipment under capital leases	—	1,163
Leasehold improvements	1,520	3,099
Construction in progress	8	8,718
Buildings	6,908	17,918
Land	743	2,538

Total property and equipment	16,853	40,750
Less accumulated depreciation and amortization	(1,526)	(3,742)

Net property and equipment	$15,327	$37,008

Depreciation and amortization expense for the years ended December 31, 2012 and 2013 was $1.1 million and $2.5 million, respectively.

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Goodwill and Intangible Assets

Changes to goodwill during 2012 and 2013 were as follows (in thousands):

Balance at December 31, 2011	$2,327
TSN Acquisition (see Note 5)	8,536

Balance at December 31, 2012	10,863
2013 activity	—

Balance at December 31, 2013	$10,863

Other identifiable intangible assets and related accumulated amortization consisted of the following as of December 31, 2012 and 2013 (in thousands):

	Gross Carrying Amount		Accumulated Amortization
	December 31,		December 31,
	2012	2013	2012	2013
Trademarks and marketing intangibles	$2,682	$2,682	$89	$358
Non-compete agreements	1,257	1,257	84	335
Other	51	271	—	21

	$3,990	$4,210	$173	$714

Changes to the carrying value of identifiable intangible assets during 2012 and 2013 were as follows (in thousands):

Balance at December 31, 2011	$—
TSN Acquisition (See Note 5)	3,939
Amortization expense	(173)
Other additions	51

Balance at December 31, 2012	3,817
Amortization expense	(541)
Other additions	220

Balance at December 31, 2013	$3,496

The weighted-average amortization periods of the acquired intangible assets are as follows:

Weighted-Average Amortization Period (in Years)
Trademarks and marketing intangibles	10
Non-compete agreements	5
Other	10

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2013, all intangible assets are amortized using a straight-line method. Amortization expense expected to be recognized during fiscal years subsequent to December 31, 2013 is as follows (in thousands):

Year ended December 31,
2014	$547
2015	547
2016	547
2017	463
2018	295
Thereafter	1,097

Total	$3,496

9. Debt

A summary of the Company’s debt obligations, net of unamortized discounts, is as follows (in thousands):

	December 31,
	2012	2013
Non-related party debt:
Revolving line of credit	$6,699	$12,550
Variable interest entity debt	7,381	21,548
Acquisition-related debt	1,500	1,500
Asset purchases	777	1,203
Subordinated debt	657	682
Capital lease obligations	—	1,022

Total non-related party debt	17,014	38,505
Less current portion	(8,674)	(15,164)

Total non-related party debt, long-term	$8,340	$23,341

Related party debt:
Acquisition-related debt	$6,141	$4,389
Subordinated debt	175	181
Share repurchases	1,892	—

Total related party debt	8,208	4,570
Less current portion	(3,104)	(795)

Total related party debt, long-term	$5,104	$3,775

Revolving Line of Credit

In August 2011, the Company entered into a revolving line of credit (the “Revolving Line”) with a financial institution expiring on August 15, 2013 that permitted borrowings up to $4.5 million, subject to certain restrictions. The Revolving Line bore interest of the sum of one-month LIBOR plus 3.15% per annum. In March 2012, the borrowing limit was increased from $4.5 million to $10.0 million.

During the second quarter of 2013, the Revolving Line was amended to extend the maturity date to April 1, 2015 and to increase the maximum borrowing limit to the lesser of (i) $20.0 million or (ii) 70% of the Company’s eligible accounts receivable, subject to adjustment if the aggregate of all returns, rebates, discounts,

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

credits and allowances for the immediately preceding three months is less than 15% of the Company’s gross revenues for such period. The amended Revolving Line bears interest at one-month LIBOR, as defined in the agreement, plus 2.5% per annum (2.75% as of December 31, 2013). Interest is payable monthly and is calculated on a 360 day year.

In August 2013, the Company amended the Revolving Line’s borrowing base to permit borrowings up to the lesser of (i) $20.0 million or (ii) 80% of the Company’s eligible accounts receivable at any time prior to February 1, 2014, and 70% of the Company’s eligible accounts receivable at any time on or after February 1, 2014, subject to adjustment if the aggregate of all returns, rebates, discounts, credits and allowances for the immediately preceding three months is less than 8% of the Company’s gross revenues for such period. The Revolving Line is secured by the Company’s accounts receivable, deposit accounts and other rights to payment, inventory, and equipment, and is guaranteed jointly and severally by all of the Company’s subsidiaries that have significant operations and/or assets and the Company’s CEO and President. The outstanding balance under the Revolving Line was $6.7 million at December 31, 2012 and $12.6 million at December 31, 2013. The maximum unused available credit under the amended Revolving Line as of December 31, 2013 was $2.2 million based upon borrowing base restrictions.

The Revolving Line, as amended, requires the Company to maintain a tangible net worth ratio not greater than 2.50 to 1.00, a fixed charge coverage ratio not less than 1.25 to 1.00, and net income of at least $1.00, all determined as of each quarter end. The Revolving Line limits capital expenditures to $0.1 million in each fiscal year unless approved by the financial institution, limits additional borrowing to $50,000 during the term of the agreement unless approved by the financial institution, limits operating lease expense to $0.1 million in each fiscal year and prohibits the payment of dividends in cash or stock. The Revolving Line also contains a cross-default clause linking a default under the Revolving Line to the occurrence of a default by the Company under any other debt agreement, material lease commitment, contract, instrument or obligation.

The Company was not in compliance with certain financial covenants contained in the Revolving Line at the end of each quarter in 2012 and 2013, including as of December 31, 2012 and 2013, which created a cross-default with the Greenhouse Real Estate, Concorde Real Estate and Academy Real Estate debt agreements with the same lender, but for which the Company obtained waivers. The Company obtained a waiver for the covenant defaults for 2012. Additionally, the Company’s expenditures for capital expenditures, total operating leases and the incurring of additional indebtedness exceeded the limits specified in the Revolving Line for the year ended December 31, 2013. For the quarter ended March 31, 2014, the Company was not in compliance with the covenants regarding capital expenditures and additional indebtedness.

On April 15, 2014, the Revolving Line was amended and restated and included a waiver for the noncompliance of the financial covenants and negative covenants described in the preceding paragraph. The amended and restated revolving line contains new covenants that were negotiated in consideration of the Company’s operating budget over the term of the amended and restated revolving line. The amendment decreased the maximum borrowing limit to the lesser of (i) $15.0 million or (ii) 70% of the Company’s eligible accounts receivable, and also modified the borrowing base contingency, interest rate, certain covenants and limits for capital expenditures and additional debt. This amended and restated credit facility is discussed in more detail in Note 18.

Variable Interest Entity Debt

In conjunction with the consolidation of Concorde Real Estate in 2012 and the remaining BHR VIEs that were consolidated in 2013 (see Note 5), the Company’s variable interest entity debt totaled $7.4 million at December 31, 2012 and $21.6 million at December 31, 2013. The terms of the debt are discussed below.

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concorde Real Estate

In conjunction with the consolidation of Concorde Real Estate on June 27, 2012, the Company assumed a $3.5 million promissory note which was refinanced in July 2012 and replaced with loans totaling $7.4 million in two tranches. The first tranche totaled $4.4 million and bore interest at 3.0% plus one-month LIBOR, with interest payable monthly, and required a lump sum principal payment in July 2013. The amount outstanding under the first tranche was $4.4 million at December 31, 2012. The second tranche totaled $3.0 million, bore interest at 2.0% plus the lender’s prime rate (3.25% at December 31, 2012), with interest payable monthly, and required a lump sum principal payment in July 2013. The amount outstanding under the second tranche was $3.0 million at December 31, 2012. The additional debt in 2012 resulted from borrowings to complete the renovation of the Desert Hope facility.

In May 2013, Concorde Real Estate refinanced these two outstanding loans with a $9.6 million note payable that matures on May 15, 2018. The additional debt in 2013 was used to redeem the preferred membership interests in Concorde Real Estate. The note requires monthly principal payments of $53,228 plus interest and a balloon payment of $6.6 million due at maturity. Interest is calculated based on a 360 day year and accrues at the Company’s option of either (i) one-month LIBOR (as defined in the agreement) plus 2.5%, with such rate fixed until the next monthly reset date, or (ii) floating at one-month LIBOR (as defined in the agreement) plus 2.5%. In the event that the Company elects the floating option for either two consecutive periods or a total of three periods, the floating rate increases by 0.25%. The interest rate at December 31, 2013 was 2.75%, and the amount outstanding at December 31, 2013 was $9.3 million.

The note is guaranteed by the Company and its CEO and President and is secured by a deed of trust and the assignment of certain leases and rents. The note contains financial covenants that require the Company to maintain a fixed charge coverage ratio of not less than 1.25 to 1.00. The note also contains a cross-default clause linking a default under the note to the occurrence of a default by any guarantor or an affiliate of a guarantor with respect to any other indebtedness.

Greenhouse Real Estate

Greenhouse Real Estate (the “Borrower”) entered into a $13.2 million construction loan facility (the “Construction Facility”) with a financial institution on October 8, 2013 to refinance existing debt related to a 70-bed facility and to fund the construction of an additional 60 beds at this facility located in Grand Prairie, Texas. Monthly draws may be made against the Construction Facility based on actual construction costs incurred. Interest, which is payable monthly, is calculated based on a 360 day year and accrues at the Company’s option of either (i) one-month LIBOR (as defined in the agreement) plus 3.0%, with such rate fixed until the next monthly reset date, or (ii) floating at one-month LIBOR (as defined in the agreement) plus 3.0%. In the event that the Company elects the floating option for either two consecutive periods or a total of three periods, the floating rate increases by 0.25%. At December 31, 2013 the outstanding Construction Facility was $8.7 million and the interest rate was 3.25%. The Construction Facility matures on October 31, 2014. The Company capitalized interest totaling $3,000 related to this Construction Facility during 2013.

At the Borrower’s option, the Construction Facility can be converted to a permanent term loan with an extended maturity of October 31, 2019 provided (i) there is no default, (ii) the construction is 100% complete, (iii) there shall have occurred no material adverse change, as determined by the financial institution in its sole discretion, in the financial condition of the Borrower and (iv) other terms and conditions are satisfied. The maximum amount that may be converted is 65% of the appraised value at the time of the conversion. If at the time of the conversion the loan value exceeds the 65% loan-to-value ratio, the Borrower is permitted to make principal payments to reduce the loan-to-value to the 65% threshold. In the event the Borrower does not elect to or is unable to convert the Construction Facility to a permanent term loan the Borrower is required to pay an exit

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

fee equal to 3.0% of the then outstanding balance. Principal payments at the time of the conversion are to be calculated based on a 15-year amortization schedule, and monthly principal and interest payments are required with a balloon payment at maturity. The permanent loan will bear interest at one-month LIBOR (as defined in the agreement) plus 2.5%, with such rate fixed for that monthly interest period. The Company intends to convert the Construction Facility to a permanent loan upon completion of construction as permitted in the agreement. Because the permanent loan contains contingencies other than the completion of the construction, the Company has classified the entire $8.7 million outstanding balance at December 31, 2013 as current.

The Construction Facility is secured by a deed of trust and the assignment of certain leases and rents and is guaranteed by the Company and two of BHR’s members who are also the CEO and President of the Company. The Borrower is required to maintain a minimum debt service coverage ratio of 1.25 to 1.00. The note also contains a cross-default clause linking a default under the Greenhouse Real Estate loan to the occurrence of a default by any guarantor or an affiliate of a guarantor with respect to any other indebtedness.

Academy Real Estate

In May 2013, the Company, through Academy Real Estate, obtained a $3.6 million note payable from a financial institution to fund a portion of the acquisition of the property located in Riverview, Florida (just outside of Tampa, Florida). The note payable matured on November 10, 2013 and was renewed under identical terms. As discussed in Note 5, in connection with the Company’s sale to BHR of its membership interests of Academy Real Estate on December 10, 2013, BHR assumed the $3.6 million note payable. Interest, which is payable monthly, is calculated based on a 360 day year and accrues at the Company’s option of either (i) one-month LIBOR (as defined in the agreement) plus 3.0%, with such rate fixed until the next monthly reset date or (ii) floating at one-month LIBOR (as defined in the agreement) plus 3.0%. In the event that the Company elects the floating option for either two consecutive periods or a total of three periods, the floating rate increases by 0.25%. The interest rate at December 31, 2013 was 3.165%. The note matured on February 10, 2014 and was renewed under the same terms described above, with an extended maturity date of July 14, 2014. The agreement requires the Company to maintain a minimum fixed charge coverage ratio of 1.25 to 1.00 and contains other restrictive financial covenants. The agreement also contains a cross-default clause linking a default under the Academy Real Estate note to the occurrence of a default by any guarantor or an affiliate of a guarantor with respect to any other indebtedness.

At December 31, 2013, the Company was in compliance with the financial covenants of the BHR debt. The instances of noncompliance under the Revolving Line created a cross-default with the Greenhouse Loan, the Concorde Loan and the Academy Loan. The Company obtained a waiver for the covenant defaults under the Revolving Line for 2012, and the amendment and restatement of our prior credit facility in April 2014 included a waiver for the noncompliance of the financial covenants and negative covenants that occurred under the Revolving Line in 2013 and the quarter ended March 31, 2014. We also obtained waivers for the cross-defaults under the Construction Facility, the Concorde Real Estate note payable and the Academy Real Estate note payable.

Acquisition Related Debt

TSN Acquisition – Related Party

The Company financed a portion of the TSN Acquisition consummated on August 31, 2012 with the following sources of debt. The Company entered into a $6.2 million subordinated note payable with the TSN Sellers. Under the terms of the agreement, the note is separated into the following tranches: (i) $2.2 million paid in equal monthly principal installments over 36 months, bearing interest at 5% per annum, (ii) $2.5 million due on August 31, 2015 (the “Balloon Payment”), bearing interest at 3.125% per annum and (iii) a contingent balloon payment of up to $1.5 million due on August 31, 2015 (the “Contingent Payment”), bearing interest at 3.125% per annum. The Contingent Payment is contingent on the achievement of certain performance metrics

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

over the term of the note. Due to the contingent nature of the Contingent Payment, a discount of approximately 13% was applied to the Contingent Payment to reflect the weighted-average probability the Contingent Payment would not be made. In April 2013, $0.5 million outstanding under the Balloon Payment was converted into 60,753 shares of the Company’s common stock at a conversion price of $8.23 per share. The Company estimates the fair value of the Contingent Payment each reporting period through an analysis of the TSN Sellers’ estimated achievement of the performance metrics specified in the agreement. Based upon this analysis, the Company determined a claw back of $0.5 million of the Contingent Payment exists at December 31, 2013 and, accordingly, has adjusted the outstanding balance of the Balloon Payment to $3.0 million at that date. In addition to the claw back on the Contingent Payment, the Company has included a reduction of 75,472 shares of common stock in the computation of its earnings per share for the year ended December 31, 2013 to reflect the claw back of those shares based upon this analysis. As of December 31, 2012 and 2013, the outstanding balance related to the seller subordinated notes payable was $5.8 million and $4.3 million, respectively.

The Company also entered into a $0.6 million subordinated promissory note with one of the TSN Sellers that matured on March 1, 2013. At December 31, 2012, the outstanding balance was $0.3 million. The note bore interest at 3.125% per annum and required monthly principal and interest payments of $0.1 million. The note was fully repaid in March 2013.

TSN Acquisition – Non-Related Party

The Company also entered into an agreement with a financial institution to borrow $2.5 million to fund a portion of the TSN Acquisition that matures on July 1, 2014. The note bears interest, which is payable monthly, at 5.0% plus one-month LIBOR (5.25% at December 31, 2013) and requires a lump sum payment on July 1, 2014. The agreement contains certain restrictive financial covenants, including a maximum ratio of total liabilities to tangible net worth. The Company prepaid $1.0 million in 2012. As of December 31, 2012 and 2013, the outstanding balance was $1.5 million.

Other

In connection with an acquisition in 2011, the Company entered into separate notes payable with the former owners. Under the terms of the agreement, the notes bear interest at 12% per annum, with interest payable monthly. The notes mature in November 2014. As of December 31, 2012 and 2013, the outstanding balance was $50,000.

Asset Purchases

The Company has various notes payable with third-party creditors primarily for the purchase of vehicles, furniture, and office equipment. The notes have maturity dates ranging from March 2014 to November 2017, with terms ranging from 36 to 72 months and interest rates ranging from 0.0% to 12.3% per annum. Monthly payments range from $200 to $4,600. As of December 31, 2012 and 2013, aggregate balances on these notes were $0.8 million and $0.5 million, respectively.

In June 2013 the Company borrowed $0.8 million from an existing lender to fund the purchase of equipment. The note bears interest, which is payable monthly, at one-month LIBOR plus 3.15% (which was 3.4% at December 31, 2013) and requires monthly principal payments of $16,250 commencing June 15, 2013, with final installment of unpaid principal due on May 15, 2017. At December 31, 2013, the outstanding balance was $0.7 million.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other – Related Party

In November 2012, the Company received proceeds from a $1.5 million subordinated debt agreement with the Company’s CEO. The note bore interest at 12% per annum, with a lump sum payment due in November 2013. As of December 31, 2012, the outstanding balance was $1.5 million. In April 2013, the entire balance of this subordinated debt was converted into 182,260 shares of common stock at a conversion price of $8.23 per share, which management estimated to be fair value.

On April 28, 2011, the Company entered into an agreement with a former officer and stockholder of the Company for the repurchase of common and preferred shares held by the stockholder. Under the terms of the agreement, the Company issued a $0.6 million subordinated note payable and guaranteed other payments totaling $0.2 million to the stockholder. The outstanding balance of the note payable and guaranteed other payments at December 31, 2012 was $0.4 million, net of imputed interest. The balance of the note payable and the guaranteed other payments was fully paid in the second quarter of 2013.

Subordinated Debt Issued with Detachable Warrants (Related Party and Non-related Party)

In March and April 2012 the Company issued $1.0 million of subordinated promissory notes, of which $0.2 million was issued to a director of the Company. The notes bear interest at 12% per annum. The notes mature at various dates throughout 2015 and 2017. Interest is payable monthly and the principal amount is due, in full, on the applicable maturity date of the note. In connection with the issuance of these notes, the Company issued detachable warrants to the lenders to purchase a total of 71,705 shares of common stock at $1.00 per share. The warrants are exercisable at any time up to their expiration on March 31, 2022. The Company recorded a debt discount of $0.1 million related to the warrants which reduced the carrying value of the subordinated notes. As of December 31, 2012, the outstanding balance of the notes, net of the unamortized debt discount of $0.1 million, was $0.8 million, of which $0.2 million was owed to a director of the Company. As of December 31, 2013, the outstanding balance of the notes, net of the unamortized debt discount of $83,000, was $0.9 million, of which $0.2 million was owed to a director of the Company.

The Company calculated the fair value of warrants issued with the subordinated notes using the Black-Scholes valuation method. The following assumptions were used to value the warrants: a stock price of $2.13, an exercise price of $1.00, expected life of 10 years, expected volatility of 20%, risk free interest rates ranging from 2.1% to 4.0% and no expected dividend yield. In March 2014, warrants representing the right to purchase 67,931 shares of common stock were exercised and a total of 67,931 shares of common stock were issued to the exercising warrant holders, including 15,095 shares to a Company director.

Capital Lease Obligations

In August 2013, the Company entered into a $0.5 million capital lease with a third party leasing company for lab equipment and office furniture. The capital lease bears interest at 5.1% per annum and requires 36 monthly payments of $13,667. At the end of the lease term the Company may buy the equipment for $1. The outstanding balance under this capital lease at December 31, 2013 was $0.4 million.

In November 2013, the Company entered into a $0.3 million capital lease with a third party leasing company for equipment. The capital lease requires 60 monthly payments of $5,366 and the annual interest rate is 5.1%. At the end of the lease term the Company may buy the equipment for $1. The outstanding balance under this capital lease was $0.3 million at December 31, 2013.

During 2013, the Company entered into various other capital leases with third party leasing companies totaling $0.4 million for laboratory and other equipment. These leases have terms ranging from 36 to 60 months, with maturity dates ranging from November 2015 to November 2018, and interest rates ranging from 4.0% to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.1% per annum. Monthly payments range from $300 to $2,700. As of December 31, 2013, the aggregate balance of these notes was $0.3 million.

As of December 31, 2013, total assets under capital leases, net of accumulated amortization, were $1.0 million. Total obligations under capital leases at December 31, 2013 were $1.0 million of which $0.3 million was included in the current portion of long-term debt. There were no capital lease obligations outstanding at December 31, 2012.

A summary of future maturities of long-term debt, as of December 31, 2013, is as follows (in thousands):

Years ending December 31,	Non- Related Party	Related Party	Capital Lease Obligations	Total
2014	$14,892	$942	$338	$16,172
2015	13,749	3,719	338	17,806
2016	922	6	246	1,174
2017	1,280	181	123	1,584
2018	6,705	—	67	6,772
Thereafter	—	—	—	—

Total	37,548	4,848	1,112	43,508
Unamortized discount	(65)	(278)	—	(343)
Amounts representing interest	—	—	(90)	(90)

Total, net of unamortized discount and interest	$37,483	$4,570	$1,022	$43,075

10. Brand Promise Guarantee

The Company established a Brand Promise guarantee program in September 2012. Under this promise the Company guarantees recovery for clients who successfully complete 90 consecutive days of treatment. In the event of a relapse following treatment, the client may return for an additional 30 days of treatment free of charge. The Company provides a provision for estimated future guarantee costs based on the number of eligible clients, the expected number of clients that will seek additional treatment (based on industry data) and the estimated costs to provide treatment for the guarantee period.

The following table details the changes in the accrued guarantee balances (in thousands):

	For the Year ended December 31,
	2012	2013
Balance at beginning of year	$—	$—
Guarantee provision	—	70
Guarantee claims	—	(10)

Total	$—	$60

11. Stockholders’ Equity and Mezzanine Equity

During 2013 the Company sold 906,439 shares of its common stock in an exempt offering at $8.23 per share, which the Company’s management estimated to be fair value. Included in the total shares issued were 455,651 shares sold to directors of the Company and 3,038 shares sold to each of the CFO, Chief Operating Officer (“COO”) and the Vice President of Marketing. The Company issued 852,137 of these shares in March 2013

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and 54,302 in April 2013. Additionally, 182,260 shares were issued to the Company’s CEO upon conversion of $1.5 million in subordinated debt and 60,753 shares were issued to a Vice President of the Company upon conversion of $0.5 million under the Balloon Payment issued by the Company (see Note 9).

In connection with the exempt offering described above, a Company employee subscribed for 12,150 shares of common stock at $8.23 per share, which the Company’s management estimated to be fair value. As consideration for the shares, the employee issued to the Company a subscription note receivable in the amount of $0.1 million. The Company is forgiving this subscription note receivable over a 12-month period ending on July 1, 2014. During 2013 the Company recorded $42,000 in compensation expense and additional paid-in capital related to this forgiveness.

In April 2013, the Company redeemed 444,434 shares of common stock from one of the TSN Sellers at $8.23 per share, which the Company’s management estimated to be fair value, for an aggregate purchase price of $3.7 million.

Mezzanine Equity

Share Imperfections

In 2008 preferred shares were issued by the Company’s previous board of directors prior to the timely filing of a Certificate of Designation with the Secretary of State of Nevada. Additionally, in 2008 certain common shares were issued by the previous board of directors of the Company that were in excess of the number of shares duly authorized by the Company’s Articles of Incorporation. The Company has classified these preferred and common shares as mezzanine equity at the original purchase price in the consolidated balance sheets because they do not meet the definition of permanent equity as a result of these legal imperfections.

To address these issues, AAC Holdings, Inc., a newly formed Nevada corporation (“Holdings”), conducted a voluntary private share exchange with certain stockholders of AAC, whereby holders representing 93.4% of the outstanding shares of common stock of AAC, that was classified in both Mezzanine Equity and Stockholders’ Equity, exchanged their shares on a one-for-one basis for shares of Holdings common stock (the “Private Share Exchange”). The Private Share Exchange was conditioned upon, among other things, a release by each exchanging stockholder of any and all potential claims arising from corporate actions that were not conducted in compliance with Nevada law. The Private Share Exchange was completed in the second quarter of 2014 (see Note 18).

Statement of Mezzanine Equity

Changes to mezzanine amounts during 2012 and 2013 were as follows (dollars in thousands):

	Noncontrolling Interest		American Addiction Centers, Inc.
	Series A Preferred		Series B Preferred		Common Shares
	Units	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2011	—	$—	10,000	$1,000	7,452,523	$10,613
2012 activity	—	—	—	—	—	—

Balance at December 31, 2012	—	—	10,000	1,000	7,452,523	10,613

Stock buy-back	—	—	(10,000)	(1,000)	(171,240)	(171)
Issuance of preferred stock	28	1,400	—	—	—	—

Balance at December 31, 2013	28	$1,400	—	$—	7,281,283	$10,442

In April 2013, the Company redeemed 171,240 common shares from the Company’s President at $8.23 per share, which the Company’s management estimated to be fair value, for an aggregate purchase price of $1.4

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

million. The redemption of these shares is reflected as a reduction to mezzanine equity at its carrying value, with the $1.3 million gain on the redemption of the shares reflected as a reduction in additional paid-in capital.

AAC Series B Preferred Stock

The Series B Preferred Stock (“Series B”) had no conversion or annual dividend rights; however, the Series B would participate in dividends in the same manner and amount of any dividend issued to common stockholders. The Series B had voting rights equal to 100 votes per share of Series B and voted together with common stockholders. The Series B had a liquidation value of $100 per share. As of December 31, 2012, the Company had 14,000 authorized shares of Series B. In the first quarter of 2013, the Company’s Board of Directors eliminated the Series B and all outstanding shares were repurchased for a de minimis amount.

BHR Series A Preferred (Variable Interest Entity)

In October 2013, BHR amended its limited liability company agreement to permit the issuance of Series A Preferred Units. In the fourth quarter of 2013, BHR received proceeds of $1.4 million from the sale of 28 Series A Preferred Units valued at $50,000 per unit. An entity controlled by the spouse of one of the Company’s directors purchased $200,000 of the Series A Preferred Units. The unit holders are entitled to receive a 12% per annum preferred return on their initial investment, payable quarterly in arrears, have no equity appreciation ability and limited voting rights that are conditioned upon BHR’s default on the distribution of the 12% preferred return. The Series A Preferred Units contain certain embedded issuer call and holder put provisions. BHR has the option to call and redeem all or any portion of the Series A Preferred Units for $50,000 per unit plus any accrued and unpaid preferred return at any time after the twelfth month of issuance. The holders of the Series A Preferred Units have a put right during three periods discussed below, that, if exercised, requires BHR to redeem 100% of the issued and outstanding Series A Preferred Units by making a payment equal to $50,000 per unit plus the accrued but unpaid preferred return. The holder may exercise the put right on the 36th month, 48th month and 60th month following the date of issuance for a 30-day period. In the event of a sale of a property owned by BHR, the holders of the Series A Preferred Units are entitled to the repayment of their initial capital contribution plus any accrued and unpaid preferred return. The Company has classified the Series A Preferred Units as noncontrolling interest as a part of mezzanine equity because the potential redemption is not within the complete control of BHR until the last put option period has expired. All of the outstanding Series A Preferred Units were redeemed in April 2014 (see Note 18).

12. Stock-Based Compensation Plans

The Company adopted the 2007 Stock Incentive Plan (“Incentive Plan”) in 2007. An aggregate of 2,500,000 shares of common stock are reserved for issuance pursuant to the Incentive Plan. The Incentive Plan is administered by the Board of Directors, which determines, subject to the provisions of the Incentive Plan, the employees, directors or consultants to whom incentives are awarded. The Board of Directors may award (i) “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, (ii) “non-qualified stock options” (options which do not meet the requirements of Section 422), (iii) shares of “restricted stock”, (iv) stock grants and (v) “stock bonuses.” Subject to the terms of the Incentive Plan, the Board of Directors may also determine the prices, expiration dates and other material features of any incentive award. As of December 31, 2013, no stock options had been granted under the Incentive Plan and no options were outstanding.

In December 2012, the Company awarded 170,157 shares of its common stock, at a fair market value of $8.23 per share, which the Company’s management estimated to be fair value, to the CFO of the Company. The Company issued these shares in March 2013. As a result of the award, the Company recorded $1.4 million of compensation expense and $1.0 million of additional compensation expense to satisfy the employee’s personal tax obligation related to the vesting of the grant during the year ended December 31, 2012. On December 31,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2012, the Company also awarded 85,078 of unvested common stock, at a fair market value of $8.23 per share, which the Company’s management estimated to be fair value, to this same executive. These shares vested ratably at the end of each quarter in 2013. During the year ended December 31, 2013, the Company recorded $0.7 million of compensation expense and $0.5 million of additional compensation expense to satisfy the employee’s tax obligation related to the vesting of the grant. Such expenses are included on the Company’s consolidated statements of income under the caption “salaries, wages and benefits.”

In determining the fair value of the Company’s common stock the Company reviewed an independent third party valuation report, which used a discounted cash flow method applying a discount rate of 17.6%. Other factors considered in the Company’s valuation were the TSN Acquisition in August 2012, which provided an indication of a recent value established as a result of negotiation between sophisticated parties with substantial due diligence about both parties and a market transaction announced in November 2012 involving similar behavioral health companies.

In November 2013 the Company issued a total of 92,815 shares of restricted common stock to its COO, Vice President of Business Development and Vice President of Marketing under the Incentive Plan, of which 23,203 shares vested on December 31, 2013, and the remaining 69,612 shares vest ratably at the end of each of the first three quarters in 2014. The fair value on the award date was $10.19 per share, which the Company’s management estimated to be fair value. As a result of the award, the Company recorded $0.2 million of compensation expense and $0.1 million of additional compensation expense to satisfy the employees’ personal tax obligations related to the vesting of the grant during the fourth quarter of 2013. Such expenses are included on the Company’s consolidated statements of income under the caption “salaries, wages and benefits.”

The valuation of the Company’s common stock for the November stock award was determined in accordance with the guidelines outlined in the American Institute of Certified Public Accounts Practice Aid, Calculation of Privately-Held Company Equity Securities Issues as Compensation. The Company engaged a third party valuation firm to construct a probability-weighted expected return model (“PWERM”) and to assist and advise management in determining the appropriate inputs and metrics to the model. Because there was no public market for the Company’s common stock, the board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the Company’s common stock as of the November 14, 2013, including the following factors:

•	previous third party valuations of the Company’s common stock;

•	the price of the Company’s common stock sold to third-party investors;

•	the value of the Company’s common stock issued in the TSN Acquisition in August 2012;

•	a market transaction announced in November 2012 involving similar behavioral health companies;

•	the valuation of a comparable public company;

•	the Company’s operating and financial performance;

•	current business conditions and projections;

•	the Company’s stage of development;

•	the likelihood of achieving a liquidity event for the shares of the Company’s common stock; such as an initial public offering or sale of the Company, given prevailing market conditions; and

•	any adjustment necessary to recognize a lack of marketability for common stock.

The Company used PWERM in determining the Company’s equity value for the November 2013 grant. PWERM is an analysis of future values of a company for several likely liquidity scenarios that may include a

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

strategic sale or merger, an initial public offering or the dissolution of a company, as well as a company’s enterprise value assuming the absence of a liquidity event. For each possible future event, the future values of the company are estimated at certain points in time. This future value is then discounted to a present value using an appropriate risk-adjusted discount rate. Then, a probability is estimated for each possible event based on the facts and circumstances as of the valuation date. Using PWERM, the Company estimated the value of the Company’s common stock based upon an analysis of varying values for the Company’s common stock assuming (i) the completion of an initial public offering, (ii) a merger or acquisition and (iii) the continuation as a private company. The Company applied a percentage probability weighting to each of these scenarios based on the Company’s expectations of the likelihood of each event. Based on the foregoing PWERM analysis, the fair value of the November 19, 2013 grants of 92,815 shares of restricted common stock was determined to be $10.19 per share, as estimated by the Company’s management.

A summary of share activity under the Incentive Plan is set forth below:

	Shares	Weighted- average Grant Date Fair Value
Unvested at December 31, 2011	—	—
Granted	255,235	$8.23
Vested	(170,157)	8.23

Unvested at December 31, 2012	85,078	8.23
Granted	92,815	10.19
Vested	(108,281)	8.65

Unvested at December 31, 2013	69,612	$10.19

13. Restructuring Expenses

During the first half of 2013, the Company implemented restructuring plans to centralize its call centers and to close one of the facilities that was acquired in the TSN Acquisition. Restructuring and exit charges of $0.8 million were expensed in 2013 related to these restructuring activities.

Leading Edge, the New Jersey treatment facility that was acquired in the TSN Acquisition, was closed in June 2013. Management made the decision to exit the facility because the amenities and the service offerings at the facility were inconsistent with the Company’s long-term strategy. As a result of the facility closure, the Company recorded restructuring charges of $0.5 million, including payroll, severance and other employee related costs of $0.2 million and facility exit charges of $0.3 million. The facility exit costs include ongoing lease obligations directly related to closing the facility. We estimate that approximately $0.1 million of cash payments related to lease obligations will be made from 2014 through January 2017 as the related leases expire.

Restructuring expenses related to centralizing the call centers totaled $0.3 million in 2013, which included $0.1 million related to payroll, severance and other employee related costs associated with a headcount reduction of 22 employees, employee relocation costs of $0.1 million and $0.1 million of facility exit costs (net of $0.1 million in sublease income). The facility exit costs relate to an ongoing lease obligation. The Company estimates that approximately $0.2 million of total cash payments related to this obligation, excluding $0.1 million in sublease income on this lease, will be made from 2014 through October 2015 as the related lease expires. To determine the facility exit costs certain assumptions were made related to sublease rates and common area maintenance charges.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the restructuring liability (in thousands):

	Payroll, Severance and Other Employee Related Costs	Relocation Costs	Facility Costs	Total
Leading Edge Facility Closure
January 1, 2013 Liability	$—	$—	$—	$—
Charges	184	—	292	476
Payments	(184)	—	(114)	(298)

December 31, 2013 Liability	$—	$—	$178	$178

Call Centers Consolidation
January 1, 2013 Liability	$—	$—	$—	$—
Charges	90	113	127	330
Payments	(90)	(113)	(26)	(229)

December 31, 2013 Liability	$—	$—	$101	$101

Summary for Call Center and Leading Edge
January 1, 2013 Liability	$—	$—	$—	$—
Costs accrued	274	113	419	806
Cash payments	(274)	(113)	(140)	(527)

December 31, 2013 Liability	$—	$—	$279	$279

The remaining restructuring liability at December 31, 2013 is classified in the consolidated balance sheet as accrued liabilities of $0.1 million and other long-term liabilities of $0.2 million.

14. Income Taxes

Income tax expense consisted of the following for the years ended December 31, 2012 and 2013 (in thousands):

	2012	2013
Current:
Federal	$879	$1,587
State	232	528

Total current tax expense	1,111	2,115

Deferred:
Federal	5	(675)
State	32	(825)

Total deferred tax expense	37	(1,500)

Total income tax expense	$1,148	$615

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s effective income tax rate for the years ended December 31, 2012 and 2013 reconciles with the federal statutory rate as follows:

	2012	2013
Federal statutory rate	35.0%	35.0%
State income taxes, net of federal tax benefit	6.7	4.4
Non-deductible expenses	4.2	8.1
Change in valuation allowance	—	4.1
Uncertain tax positions	—	2.8
Other differences	(1.6)	0.4

Effective income tax rate on income applicable to American Addiction Centers, Inc.	44.3	54.8
Loss (income) attributable to noncontrolling interest from consolidated VIEs	6.8	(25.6)

Effective income tax rate on income before income taxes	51.1%	29.2%

The decrease in the Company’s effective tax rate for 2013 compared to 2012 resulted primarily from the impact of the VIEs included within the Company’s financial statements. The VIEs consist primarily of flow-through entities and are thus not taxable for federal income tax purposes.

Deferred income tax assets (liabilities) are comprised of the following at December 31, 2012 and 2013 (in thousands):

	2012	2013
Accounts receivable	$290	$—
Employee compensation	198	540
Operating loss carryforwards	706	1,211
Accrued litigation	—	959
Other	133	142
Valuation allowances	(678)	(989)

Total deferred tax assets	649	1,863
Property, equipment and amortization	(2,304)	(2,480)
Accounts receivable	(1,498)	(1,036)

Total deferred tax liabilities	(3,802)	(3,516)

Net deferred tax liabilities	$(3,153)	$(1,653)

The balance sheet classification of deferred tax assets (liabilities) at December 31, 2012 and 2013 was as follows (in thousands):

	2012	2013
Current	$873	$676
Long-term	(4,026)	(2,329)

Total	$(3,153)	$(1,653)

During 2013 the Company’s valuation allowance increased by $0.3 million to $1.0 million at December 31, 2013, as the Company determined that it was more likely than not that certain of its state operating loss carryforwards will not be realized.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The statutes of limitations applicable for federal income tax purposes and for substantially all states with which the Company has a nexus have expired through 2009. However, the Company has net operating loss carryforwards from closed tax years which could be adjusted upon an audit. The Company has not been notified of any federal or state income tax examinations. As of December 31, 2012 and 2013, the Company has $0 and $0.1 million of uncertain tax positions, respectively. At December 31, 2013, the Company had $17.6 million in state net operating losses which expire at various dates beginning in 2027.

15. Fair Value of Financial Instruments

The carrying amounts reported at December 31, 2012 and 2013 for cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable and accrued liabilities approximate fair value because of the short-term maturity of these instruments and are categorized as Level 1 within the GAAP fair value hierarchy. The fair value of the Company’s revolving line of credit is categorized as Level 2. The carrying amount of the Company’s debt approximates fair value because interest rates approximate the current rates available to the Company.

The Company has debt with variable and fixed interest rates. The fair value of debt with fixed interest rates was determined using the quoted market prices of debt instruments with similar terms and maturities, which are considered Level 2 inputs. The fair value of debt with variable interest rates was also measured using Level 2 inputs, including good faith estimates of the market value for the particular debt instrument, which represent the amount an independent market participant would provide, based upon market observations and other factors relevant under the circumstances. The carrying value of such debt approximated its estimated fair value at December 31, 2012 and 2013.

Intangible assets are measured at fair value on a nonrecurring basis. These assets are classified in Level 3 of the fair value hierarchy. Goodwill and other indefinite-lived intangibles are tested for impairment at least annually, or more frequently if circumstances indicate that the carrying amount exceeds fair value.

The Company estimates the fair values of goodwill and other indefinite-lived intangibles utilizing multiple measurement techniques. The estimation is primarily determined based on an estimate of future cash flows (income approach) discounted at a market derived weighted-average cost of capital. The income approach has been determined to be the most representative of fair value because the Company’s equity does not have an active trading market. Other unobservable inputs used in these valuations include management’s cash flow projections and estimated terminal growth rates. The valuation of indefinite-lived intangible assets also includes an unobservable input for royalty rate, which is based on rates used by comparable industries.

The useful lives of definite-lived intangible assets (customer relationships) are evaluated whenever events or circumstances warrant a revision to the remaining amortization period. The fair value of definite-lived intangible assets is based on estimated cash flows from the future use of the asset, discounted at a market derived weighted-average cost of capital.

No impairment charges were recorded related to goodwill or other intangible assets for the years ended December 31, 2012 and 2013.

Long-lived assets are measured at fair value on a nonrecurring basis and are classified in Level 3 of the fair value hierarchy. The fair value is estimated utilizing unobservable inputs, including appraisals on real estate as well as evaluations of the marketability and potential relocation of other assets in similar condition and similar market areas. The Company analyzes long-lived assets on an annual basis for any triggering events that would necessitate an impairment test. No impairment charges were recorded in 2012 or 2013.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Commitments and Contingencies

Operating Leases

The Company has entered into various operating leases expiring through October 2018. Commercial properties under operating leases primarily include space required to perform client services and space for administrative facilities. Rent expense was $3.6 million and $4.6 million for the years ended December 31, 2012 and 2013, respectively. Included in such amounts were related party rent expenses totaling $1.2 million and $1.3 million for the years ended December 31, 2012 and 2013, respectively.

Concorde Real Estate

As discussed in Note 5, the Company, through Concorde Treatment Center, leased property under a triple net operating lease with Concorde Real Estate. Lease payments commenced in August 2012 and these rental payments have been eliminated in consolidation.

Greenhouse Real Estate

The Company leased a treatment facility from Greenhouse Real Estate. Certain of the Company’s common stockholders and the Company’s CEO, President and CFO collectively owned approximately 55% of Greenhouse Real Estate until 2013, at which time the Company’s CEO, President and CFO acquired all the outstanding membership interests of Greenhouse Real Estate. The initial lease was for a period of five years and the Company had an option to extend the lease for an additional five years.

On October 1, 2012, the Company executed an amendment to the lease agreement to provide for an increase in the rent payable by the Company from $90,000 per month to $135,000 per month. The Company further amended the lease on October 1, 2013 to provide for an annual adjustment to the base rent on January 1, based upon the difference in the Consumer Price Index from the prior year. As discussed in Note 5, on October 8, 2012 Greenhouse Real Estate was acquired by BHR, a consolidated VIE of the Company. Rental expense under the lease for 2012 was $1.2 million and was $1.3 million for the period from January 1, 2013 through October 8, 2013. The Greenhouse Real Estate lease transactions have been eliminated in consolidation since October 8, 2013.

The future minimum lease payments under non-cancelable operating leases (exclusive of leases with consolidated VIEs) with remaining terms of one or more years as of December 31, 2013 consisted of the following (in thousands):

Years ending December 31,	Annual Payments
2014	$1,126
2015	809
2016	629
2017	192
2018	23
Thereafter	—

Total	$2,779

The Company recognizes rent expense on a straight line basis with the difference between rent expense and rent paid recorded as deferred rent. Such amount is included in accrued liabilities in the accompanying consolidated balance sheets.

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Litigation

In April 2013, two wage and hour claims were filed against the Company in the State of California and were subsequently consolidated into a class action. In June 2013 the parties agreed to settle the substantive claims for $2.6 million during mediation. Once the settlement became probable, the Company established a $2.6 million reserve during the second quarter of 2013 for this matter. Subsequently, on April 9, 2014 and following court approval, the Company settled this matter with payment of $2.6 million. The total amount of the litigation settlement of $2.6 million is reflected in accrued liabilities at December 31, 2013 and classified as litigation settlement in the consolidated statement of income for the year ended December 31, 2013.

American Addiction Centers, Inc. v. James D. Bevell, Jr.

On February 3, 2014, AAC filed an action against James D. Bevell in the U.S. District Court in the Middle District of Tennessee, alleging breach of contract and tortious interference with business practices arising out of Mr. Bevell’s breach of his non-compete agreements. Mr. Bevell is the former Chief Innovation Officer of AAC and owns 4.5% of the outstanding common stock of AAC as of April 15, 2014. AAC’s complaint seeks preliminary and permanent injunctive relief, declaratory judgment, compensatory damages, punitive damages for intentional, fraudulent, reckless or grossly negligent conduct, reasonable attorneys’ fees and costs and such other legal, equitable or general relief for the breach of contract and associated wrongs. On March 5, 2014, the court granted a preliminary injunction enjoining Mr. Bevell and his officers, agents, servants, employees, attorneys and all persons in active concert or participation with him from violating the non-competition and non-solicitation provisions contained in his employment agreement with AAC and in the purchase agreement related to the TSN Acquisition.

Horizon Blue Cross Blue Shield of New Jersey v. Avee Laboratories et al.

On September 4, 2013, Horizon Blue Cross Blue Shield of New Jersey (“Horizon”) filed an amended complaint in the Superior Court of New Jersey against several defendants, including Leading Edge Recovery Center, LLC, one of the Company’s subsidiaries. Leading Edge Recovery Center, LLC formerly operated a drug and alcohol treatment facility in New Jersey. Horizon alleges the defendants submitted and caused others to submit unnecessary drug tests in violation of New Jersey law and is seeking recovery for monetary and treble damages. The Company is vigorously defending these claims and believes them to be without merit. The Company cannot provide any assurance that it will prevail in this matter, nor can it reasonably estimate its potential liability if there is an adverse outcome. Further, the Company has made a demand for indemnification upon James D. Bevell for the portion of these claims relating to the period prior to the TSN Acquisition. The Company cannot provide any assurance that it will prevail in its indemnity claim with Mr. Bevell for any portion of these claims.

The Company is aware of various other legal matters arising in the ordinary course of business. To cover these types of claims, the Company maintains insurance it believes to be sufficient for its operations, although, some claims may potentially exceed the scope of coverage in effect. Plaintiffs in these matters may request punitive or other damages that may not be covered by insurance. After taking into consideration the evaluation of such matters by the Company’s legal counsel, the Company’s management believes the outcome of these matters will not have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

401(k) Plan

The Company has a qualified 401(k) savings plan (the “Plan”) which provides for eligible employees (as defined) to make voluntary contributions to the Plan. The Company makes contributions to the Plan based upon the participants’ level of participation, which is fully vested at the time of contribution. For the year ended December 31, 2012 and 2013, the Company contributions under this Plan were $40,000 and $0.2 million, respectively.

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other

In April 2013, the Company entered into a purchase agreement to acquire a vacant facility located in Ringwood, New Jersey for a purchase price of $6.5 million with the intent to convert the existing building into a 150-bed treatment facility. The Company paid $0.3 million in earnest money that will be applied to the purchase price if the purchase is consummated. The purchase agreement provides an extended due diligence period that ends 45 days after the Company has obtained all necessary regulatory and zoning approvals to use the property as a drug and alcohol rehabilitation center. The Company is still in the process of obtaining the necessary regulatory and zoning approvals and there are no assurances that the Company will be successful in obtaining these approvals.

In October 2013, the CEO, President and CFO of the Company, who also own membership interests in BHR, personally borrowed $1.9 million from a financial institution and used the proceeds to make a $1.9 million equity contribution to BHR. The balance of this term loan was $1.8 million at December 31, 2013. In connection with the BHR Acquisition, the Company assumed this term loan, which was subsequently refinanced effective April 15, 2014 with a new term loan facility with Reliant Bank with the Company as borrower and guarantor. This term loan matures in April 2015. The Company’s amended and restated revolving line of credit requires that this term loan be repaid with proceeds in the event of an initial public offering.

In November 2013, the Company entered into purchase agreements to acquire two outpatient centers; one in Arlington, Texas and the other in Las Vegas, Nevada. The purchase price of the Arlington facility is $0.8 million. Earnest money of $0.1 million was deposited pursuant to that agreement, which will be deducted from the purchase price at closing if the purchase is consummated. On March 28, 2014, the Company completed the purchase of this property (see Note 18). A non-refundable fee of $10,000 was also paid in accordance with the Arlington facility purchase agreement. The Las Vegas facility purchase price is $2.0 million. Earnest money of $0.1 million was deposited pursuant to the Las Vegas purchase agreement, which will be deducted from the purchase price at closing if the purchase is consummated. The purchase agreement for the Arlington facility was assigned to a subsidiary of BHR in December 2013, and the purchase agreement for the Las Vegas facility was assigned to a subsidiary of BHR in January 2014.

17. Related Parties

In addition to the related party transactions discussed elsewhere in the notes to the consolidated financial statements, the consolidated financial statements include the following related party transactions. The Company has at times received advances from or made advances to current significant stockholders. These amounts have been included in the consolidated balance sheets and notated as “related party accounts” (see Notes 3, 6 and 9).

In 2012, the Company transitioned its outsourced medical billing and collection process from third-party service providers to Clinical Revenue Management Services, LLC (“CRMS”), an alternative service provider. The two owners and officers of CRMS are the spouses of the CEO and President of the Company. Pursuant to a written service agreement, CRMS is paid (i) the greater of $0.1 million per month or 5.0% of the monthly collected revenues and (ii) 7.0% of the Professional Groups collected revenues. The service agreement includes a one year term with automatic renewals unless one party terminates the agreement with 90 days’ notice. Total amounts paid to CRMS under the service agreement during the years ended December 31, 2012 and 2013 were $0.6 million and $2.8 million, respectively. The Company recognized expense of $0.6 million in 2012 and $3.4 million in 2013 associated with this service agreement. Amounts included in accounts payable at December 31, 2012 and 2013 were $0 and $0.6 million, respectively. The Company leased office space and furniture to CRMS under a month to month arrangement in 2013, and total rental income recognized in 2013 was $0.1 million. During 2012 CRMS occupied space in the Company’s building but no rents were charged by the Company. The Company classifies these sublease proceeds as an offset to rents and leases in the consolidated statements of income.

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company is a party to certain placement agreements with Vaco, LLC (“Vaco”). One of the Company’s directors, who is also a stockholder and debt holder, is an executive officer and an equity owner of Vaco. Vaco provides the Company with accounting professionals and other staff, either on a temporary or permanent basis. Vaco is typically paid 25% of each employee’s first year salary as a placement fee or paid an hourly rate for temporary professional services. Total payments and expense recognized related to this agreement in 2012 and 2013 were $0.1 million and $0.1 million, respectively.

From March 2013 through April 2013, the Company issued 906,089 shares of common stock, at a price of $8.23 per share, which the Company’s management estimated to be fair value, to certain accredited investors, for an aggregate offering price of $7.5 million. In addition, as part of this offering, an employee of the Company subscribed for 12,150 shares of common stock at $8.23 per share. As consideration for the shares, the employee issued the Company a subscription note receivable in the amount of $0.1 million. The Company is forgiving this subscription note receivable over a 12-month period.

18. Subsequent Events

The Company has evaluated subsequent events through May 2, 2014, the date the financial statements were available to be issued. In addition to the subsequent events discussed in Notes 6, 9, 11 and 16 to the consolidated financial statements, the following events have occurred subsequent to December 31, 2013.

From February through April 2014, the Company received proceeds of $6.0 million, net of $12,500 in issuance costs, from the sale of 471,843 shares of its common stock at $12.76 per share, which the Company’s management estimated to be fair value, in an exempt common stock offering. Included within the total shares sold in the Company’s 2014 private placement were 74,449 shares sold to directors of the Company, 7,837 shares sold to the Company’s General Counsel and Secretary, 3,918 shares sold to the Company’s COO and 1,959 shares sold to one of the Company’s Vice Presidents. The share price was based, in part, on a December 2013 independent valuation analysis.

In January and February of 2014, BHR sold 8.5 units of Series A Preferred Units, valued at $50,000 per unit, with proceeds to BHR of $0.4 million, net of issuance costs of $11,300. A director of the Company purchased 5 Series A Preferred Units for $0.3 million at $50,000 per unit. After the sale, 36.5 Series A Preferred Units were outstanding totaling $1.8 million. On April 15, 2014, BHR redeemed all 36.5 outstanding Series A Preferred Units for $1.8 million.

On April 15, 2014, BHR amended and restated its Limited Liability Company Agreement which among other things to change the rights and privileges of the Series A Preferred Units. On April 15, 2014, BHR received $7.7 million in net proceeds from the sale of 160 ($50,000 per unit) of its non-controlling Series A Preferred Units to BNY Alcentra Group Holdings, Inc. (“Alcentra”). Alcentra received a 1% fee at closing and is entitled to receive a 12% per annum preferred return on its initial investment, payable quarterly in arrears. In the event of a non-payment, the preferred return compounds on a quarterly basis computed on an actual/360 day basis. In the event of non-payment for three months, the preferred return increases to 15.0%, and further increases to 18.0% if not paid beginning in the fourth month, with each increase compounding on a quarterly basis computed on an actual/360 day basis. The Series A Preferred Units contain certain embedded issuer call and holder put provisions. BHR has the option to redeem a minimum of 40 Series A Preferred Units and up to 100% of the outstanding Series A Preferred Units for $50,000 per unit, plus (i) any accrued and unpaid preferred return and (ii) a call premium of (a) 3.0% through April 15, 2015, (b) 2.0% from April 16, 2015 through April 15, 2017 and (c) no premium any time after April 15, 2017. Alcentra has a put right that, if exercised, requires BHR to redeem all of the issued and outstanding Series A Preferred Units by making a payment equal to $50,000 per unit plus the accrued but unpaid preferred return. Alcentra may exercise its put right for a period of 30 days following the 36th

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

month or 48th month after the date of issuance and at any time following the 60th month after the date of issuance. In the event of a sale of a property owned by BHR, Alcentra is entitled to the repayment of its initial capital contribution plus (i) any accrued and unpaid preferred return and (ii) any applicable call premium. As long as Alcentra owns at least 60 Series A Preferred Units less any Series A Preferred Units repurchased by BHR, distributions to affiliates of BHR are limited to $3.0 million annually.

The Series A Preferred Units generally have no voting or approval rights regarding the management of BHR. However, the holders of Series A Preferred Units are entitled to vote with respect to (i) any action that would change the rights or restrictions of the Series A Preferred Units in a way that would adversely affect such holders and (ii) the creation or issuance of any other security convertible into or exercisable for any equity security of BHR having rights, preferences or privileges senior to the common units of BHR. In addition, unanimous approval of all BHR members, including the holders of Series A Preferred Units, is required to approve the sale by BHR of more than 50% of its real property, more than 50% of the voting or economic rights of any BHR subsidiary or the merger, consolidation, sale of all or substantially all of the assets of BHR or sale of a majority of the common units of BHR.

In addition, so long as Alcentra owns at least 60 Series A Preferred Units, subject to adjustment for certain BHR redemptions, the manager of BHR may not engage in certain transactions without the approval of a majority of the Series A Preferred Unit holders, including, without limitation, the following: (i) liquidate, dissolve or wind up the business of BHR; (ii) authorize the issuance of additional Series A Preferred Units or any class or series of equity securities with rights, preferences or parity with or senior to that of the Series A Preferred Units; (iii) declare or pay any cash distribution or make any other distribution not permitted under the limited liability company agreement; (iv) pay any management or similar fees; (v) pay rebates or reduce payments payable by any primary tenants or (vi) make payments to affiliates of BHR in excess of $3.0 million per year in the aggregate.

In March 2014, the Company granted 3,713 shares of fully vested common stock to each of its five non-employee directors. The Company will recognize $0.2 million of compensation expense in the first quarter of 2014 as a result of these grants. On April 11, 2014 the Company granted 49,496 shares of restricted common stock to its General Counsel and Secretary under the Incentive Plan, of which 24,748 shares vested immediately with the remaining 24,748 shares vesting on April 10, 2015. The fair value on the award date was $12.76 per share, as estimated by the Company’s management. As a result of the award, the Company will record $0.3 million of compensation expense, $0.2 million of additional compensation expense to satisfy the employee’s personal tax obligation related to the vesting of the grant during the second quarter of 2014, and $0.3 million ratably over the one-year vesting period. Additionally, on April 11, 2014, the Company granted 3,019 shares of its common stock to a non-executive employee. The Company will record $39,000 of compensation expense and $30,000 of additional compensation expense to satisfy the employee’s personal tax obligation related to the stock grant during the second quarter of 2014. On April 17, 2014, the Company redeemed a total of 9,113 shares of its common stock at $12.76 per share, which the Company’s management estimates to be fair value, for an aggregate redemption price of $0.1 million.

On March 28, 2014, the Company completed the purchase of a property in Arlington, Texas for $0.7 million.

On April 15, 2014, the Company entered into a Second Amended and Restated Credit Facility (the “Credit Facility”) with Wells Fargo Bank, National Association (the “Agent”). The Credit Facility makes available to the Company a $15.0 million revolving line of credit (the “Amended Revolving Line”) and two term loans in the outstanding principal amounts of $0.6 million (“Term Loan A”) and $1.5 million (“Term Loan B”).

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Amended Revolving Line bears interest at one-month LIBOR, plus an applicable margin that is determined by the Company’s leverage ratio, as defined by the agreement, at the end of each quarter. A quarter-end leverage ratio of 4.75 to 1.00 or above results in an applicable margin of 3.00%, a ratio below 4.75 to 1.00 and equal to or above 4.00 to 1.00 results in an applicable margin of 2.75%, and a ratio below 4.00 to 1.00 results in an applicable margin of 2.50%. Term Loan A bears interest at LIBOR plus 3.15%, and Term Loan B bears interest at LIBOR plus 5.00%. The borrowing base for the Amended Revolving Line is 70% of the Company’s eligible accounts receivable and was established with the understanding that, among other things, the aggregate of all returns, rebates, discounts, credits and allowances, exclusive of the initial adjustment to record net revenues at the time of billing, for the immediately preceding three months will be less than 20% of gross revenues for such period (up from the previous restriction of 8%). If the aggregate of all returns, rebates, discounts, credits and allowances, exclusive of the initial adjustment to record net revenues at the time of billing, for the immediately preceding three months is greater than 20% of gross revenues for such period, or if there exists any other matters, events, conditions or contingencies that the Agent reasonably believes may affect payment of any portion of the Company’s accounts, the Agent may reduce the borrowing base from 70% of the Company’s eligible accounts receivable to a lower percentage.

The amendment and restatement removed the previous covenants that required the Company to maintain a minimum tangible net worth ratio and minimum net income. The Credit Facility requires the Company to achieve minimum net revenues and adjusted EBITDA for each quarter, determined on a rolling four quarters basis, of no less than 85% of net revenues and adjusted EBITDA for the immediately preceding four quarters. The Credit Facility generally defines adjusted EBITDA as consolidated net income plus (i) interest expense, (ii) depreciation and amortization expense, (iii) tax expense, (iv) non-cash stock compensation, (v) one-time legal and restructuring costs incurred in 2014 in connection with the AAC private placement, the Reorganization Transactions, the BHR preferred equity transactions, and this offering in an amount not to exceed $2.5 million, (vi) one-time legal, accounting and other transaction costs incurred in connection with a permitted acquisition in 2014 or in any subsequent fiscal year in an aggregate amount not to exceed $0.2 million in any fiscal year, (vii) one-time settlement costs paid on or about April 9, 2014, in connection with certain wage and settlement charges in California in an amount not to exceed $2.5 million, (viii) one-time restructuring costs incurred in 2013 in connection with the closing of the Leading Edge operations and the consolidation of call centers in an amount not to exceed $0.8 million, and (ix) to the extent approved by Wells Fargo Bank in writing, other one-time and non-recurring charges.

The Credit Facility also requires the Company to achieve a fixed charge coverage ratio of not less than 1.25 to 1.00 for each quarter, determined on a rolling four quarter basis, and achieve a liquidity covenant (as described in the agreement) of no less than $9.0 million on and as of July 14, 2014. Finally, the Credit Facility includes a maximum leverage ratio covenant, whereby the ratio of funded debt to EBITDA must not be greater than the ratios set forth below on a rolling four quarter basis:

Fiscal Quarter End	Maximum Leverage Ratio
June 30, 2014	5.00:1.00
September 30, 2014	4.75:1.00
December 31, 2014 and thereafter	3.75:1.00

The Credit Facility limits aggregate capital expenditures (as defined by the agreement and which exclude, among other items, capital expenditures made by BHR and its subsidiaries that are funded with debt permitted under the agreement or proceeds from this offering and permitted acquisitions under the agreement) to $3.0 million in each fiscal year and limits capital lease debt and other purchase money debt to $2.3 million.

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Credit Facility also contains customary events of default including, but not limited to, failure to make payments under the Credit Facility, materially incorrect representations, breaches of covenants (subject to a 20 day cure period in the case of certain covenants), cross-default to any other material indebtedness, bankruptcy and insolvency events, change of control, and the failure of guarantees or security to remain in full force and effect.

As of April 15, 2014, the Amended Revolving Line had an outstanding balance of $13.1 million, the interest rate was 3.15%, and the maximum unused available credit was $0.9 million based upon the borrowing base restrictions.

As discussed in Note 11, certain common shares issued in 2008 under the previous Board of Directors exceeded the number of shares duly authorized by the Company’s Articles of Incorporation. These common shares are classified as mezzanine equity in the consolidated balance sheets because they do not meet the definition of permanent equity as a result of these legal imperfections. To cure these legal imperfections and in preparation for an initial public offering, in the first quarter of 2014, Holdings initiated a voluntary private share exchange with certain of the Company’s stockholders whereby Holdings offered to certain of the Company’s stockholders the opportunity to receive one share of Holdings common stock for (i) each share of the Company’s common stock held by such stockholders and (ii) a release from claims arising from or related to the share imperfections described in Note 11 (collectively, the “Private Share Exchange”). The Private Share Exchange was conditioned upon, among other things, holders of the Company’s common stock who participated in the Share Exchange validly assigning and transferring to Holdings at least 90% of the outstanding shares of the Company prior to the expiration of the Private Share Exchange. The Private Share Exchange expired in April 2014, and at the expiration of the Private Share Exchange 93.6% of the holders of the Company’s common stock had exchanged their shares for shares of common stock of Holdings, and the Company became a majority-owned subsidiary of Holdings. The transaction between the Company and Holdings was accounted for similar to a common control transaction resulting in the assets, liabilities and equity of the Company being carried over at their historical basis.

Substantially concurrent with the Private Share Exchange, Holdings acquired all of the outstanding common membership interests of BHR by issuing 521,999 shares of Holdings common stock and $3.0 million in cash and the assumption of a $1.8 million term loan from a financial institution to our CEO, President and CFO (collectively, the “BHR Acquisition”). The original proceeds from this loan were used to repay a loan related to Greenhouse Real Estate, LLC and was accounted for as an additional capital contribution in BHR. Holdings refinanced the assumed loan and is required to make monthly principal payments of $35,855 to a financial institution, plus 5.0% interest and a balloon payment of $1.4 million in April 2015. In the event of an initial public offering (“IPO”), prior to April 2015 the Credit Facility requires that the Company immediately repay the $1.8 million assumed and refinanced term loan with proceeds from the IPO. Prior to the BHR Acquisition, BHR was controlled by the CEO, President and CFO of the Company. BHR owns the real property associated with treatment facilities, which are leased to the Company, as well as other properties that are currently in development or are being held for future development. The acquisition of BHR was accounted for as an acquisition of additional ownership interests in a variable interest entity that does not result in a change of control of that subsidiary, as BHR was already being consolidated as a VIE in accordance with ASC 810 (Consolidation) and, accordingly, we recognized $4.7 million of the $11.8 million in fair value of consideration transferred (consisting of $3.0 million cash consideration, the $1.8 million term loan assumed and the net deferred tax assets of $0.1 million). The Company eliminated the noncontrolling interest attributable to BHR of $4.3 million with the excess of fair value over the carrying value of noncontrolling interest recorded as a reduction to additional paid-in capital of $0.9 million.

Additionally, substantially concurrent with the Private Share Exchange and the BHR Acquisition, Holdings acquired all of the outstanding membership interests of CRMS in exchange for $0.5 million in cash and

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

149,144 shares of Holdings common stock (collectively, the “CRMS Acquisition”, and collectively with the Private Share Exchange and BHR Acquisition, the “Reorganization Transactions”). Holdings accounted for the CRMS Acquisition as a business combination based on the fair value of the consideration transferred. While the purchase price allocation is preliminary, Holdings expects to recognize approximately $2.4 million of goodwill in connection with the CRMS Acquisition.

The Company’s management estimated the fair value of shares of restricted common stock of Holdings issued in connection with the BHR Acquisition and the CRMS Acquisition to be $13.41 per share as of April 11, 2014. In addition to factoring in the prior valuation analyses described above, the Company also analyzed a new valuation report prepared by an independent third party with respect to the valuation of Holdings taking into account the Private Share Exchange, CRMS Acquisition and BHR Acquisition. In particular, the valuation report analyzed the potential impact of the then-proposed Reorganization Transactions on the valuation of Holdings, such as the increase in 2013 pro forma net income as a result of BHR results of operations being included for all of 2013. The valuation report also noted that the impact of the BHR Acquisition on the enterprise value would be mixed, as the additional EBITDA generated at the Holdings level due to recapture rents and cash and non-cash expenses was not sufficient to overcome the negative impact on enterprise value of BHR’s debt outstanding for the entire year. With respect to CRMS, the analysis determined that it would allow the recapture of additional EBITDA (on a pro forma basis for 2013) due to a combination of recapture revenues (commissions no longer paid) and the expected cost savings. In determining the fair value of our common stock, the Company also considered the strong investor demand in the recent private placement of AAC common stock from February 2014 through April 2014 at $12.76 per share, the improved projected results of operations for the remainder of 2014, positive revenue trends and the higher probability of an initial public offering in 2014. Based on the foregoing analysis, the Company determined the fair value of Holdings common stock as of April 11, 2014 to be $13.41 per share.

As a result of the Reorganization Transactions, Holdings now owns (i) 93.6% of the outstanding common stock of the Company, (ii) 100% of the outstanding common membership interests in BHR and (iii) 100% of the outstanding membership interests in CRMS.

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2013	(Unaudited) March 31, 2014
	(in thousands except share amounts)
Assets
Current assets
Cash and cash equivalents (variable interest entity—2013: $441; 2014: $145)	$2,012	$4,340
Accounts receivable, net of allowances of $13,320 and $16,623, respectively (variable interest entity—2013: $169; 2014: $280)	24,567	26,576
Notes and other receivables – related party	—	664
Deferred tax assets	676	751
Prepaid expenses and other current assets (variable interest entity—2013: $173; 2014: $118)	2,274	2,727

Total current assets	29,529	35,058

Property and equipment, net (variable interest entity—2013: $29,257; 2014: $31,662)	37,008	39,702
Goodwill	10,863	10,863
Intangible assets, net	3,496	3,345
Note receivable – related party	250	—
Other assets (variable interest entity—2013: $142; 2014: $222)	492	589

Total assets	$81,638	$89,557

— The assets denoted as assets of the consolidated variable interest entity (VIE) can only be used to settle obligations of the consolidated VIE.

See accompanying notes to condensed consolidated financial statements.

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2013	(Unaudited) March 31, 2014
	(in thousands except share amounts)
Liabilities, Mezzanine Equity and Stockholders’ Equity
Current liabilities
Accounts payable	$1,895	$3,119
Accrued liabilities (variable interest entity—2013: $172; 2014: $289)	10,455	10,412
Current portion of long-term debt (variable interest entity—2013: $12,932; 2014: $14,614)	15,164	16,981
Current portion of long-term debt—related party	795	813

Total current liabilities	28,309	31,325
Deferred tax liabilities (variable interest entity—2013: $23; 2014: $0)	2,329	2,092
Long-term debt, net of current portion (variable interest entity—2013: $8,616; 2014: $8,456)	23,341	23,648
Long-term debt – related party, net of current portion	3,775	3,573
Other long-term liabilities	159	133

Total liabilities	57,913	60,771

Commitments and contingencies (Note 14)
Mezzanine equity including noncontrolling interest (see Note 10)
Common stock	10,442	10,442
Noncontrolling interest–Series A Preferred (variable interest entity)	1,400	1,825

Total mezzanine equity including noncontrolling interest	11,842	12,267

Stockholders’ equity
Common stock, $0.001 par value: 15,000,000 shares authorized; 2,481,114 and 2,919,640 shares issued 2,036,680 and 2,452,002 outstanding at December 31, 2013 and March 31, 2014, respectively	2	3
Common stock subscribed, net of subscription receivable of $58 in 2013 and $33 in 2014	42	67
Additional paid-in capital	9,450	14,185
Treasury stock, at cost	(3,671)	(3,671)
Retained earnings	2,360	3,379

Total stockholders’ equity of American Addiction Centers, Inc.	8,183	13,963
Noncontrolling interest	3,700	2,556

Total stockholders’ equity including noncontrolling interest	11,883	16,519

Total liabilities, mezzanine equity and stockholders’ equity	$81,638	$89,557

— The denoted VIE liabilities are only claims against the general credit of the Company to the extent that the Company is liable under its guarantee of the VIE note payable to a financial institution of $21,548 and $23,070 at December 31, 2013 and March 31, 2014, respectively.

See accompanying notes to condensed consolidated financial statements.

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended March 31,
	2013	2014
	(in thousands, except share and per share amounts)
Revenues	$29,438	$30,083

Operating expenses
Salaries, wages and benefits	10,911	11,544
Advertising and marketing	3,148	3,290
Professional fees	2,055	2,497
Client related services	1,897	2,457
Other operating expenses	2,806	2,723
Rentals and leases	1,335	470
Provision for doubtful accounts	2,640	4,173
Depreciation and amortization	683	1,077

Total operating expenses	25,475	28,231

Income from operations	3,963	1,852
Interest expense	410	354
Other (income) expense	(38)	42

Income before income tax expense	3,591	1,456
Income tax expense	1,352	615

Net income	2,239	841
Less: net loss (income) attributable to noncontrolling interest	(146)	178

Net income attributable to American Addiction Centers, Inc.	2,093	1,019
Deemed contribution-redemption of Series B Preferred	1,000	—

Net income available to American Addiction Centers, Inc. common stockholders	$3,093	$1,019

Basic earnings per share	$0.36	$0.11
Diluted earnings per share	$0.36	$0.11
Weighted average shares outstanding:
Basic	8,503,928	9,175,580
Diluted	8,566,920	9,225,073

See accompanying notes to condensed consolidated financial statements.

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2013	2014
	(in thousands)
Cash flows from operating activities:
Net income	$2,239	$841
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for doubtful accounts	2,640	4,173
Depreciation and amortization	683	1,077
Equity compensation	176	496
Amortization of discount on notes payable	8	8
Deferred income taxes	(651)	(312)
Decrease in fair value of contingent related-party note payable	(91)	—
Changes in operating assets and liabilities:
Accounts receivable	(7,155)	(6,182)
Prepaid expenses and other assets	(815)	(453)
Accounts payable	760	1,224
Accrued liabilities	12	(93)
Other long term liabilities	—	(26)

Net cash provided by (used in) operating activities	(2,194)	753

Cash flows from investing activities:
Purchase of property and equipment	(556)	(3,335)
Collection (payment) of notes receivable, related party	50	(414)
Purchase of other assets	(302)	(97)

Net cash used in investing activities	(808)	(3,846)

Cash flows from financing activities:
Proceeds from revolving line of credit, net	3,301	500
Proceeds from note payable	—	1,682
Payments on notes payable and capital leases	(84)	(350)
Payments on notes payable – related party	(610)	(185)
Proceeds from sale of common stock	6,982	4,264
Proceeds from offering of preferred stock	—	425
Distributions to noncontrolling interest	(254)	(915)

Net cash provided by financing activities	9,335	5,421

Net increase in cash and cash equivalents	6,333	2,328
Cash and cash equivalents, beginning of the period	740	2,012

Cash and cash equivalents, end of the period	$7,073	$4,340

(continued on next page)

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
	2013	2014
	(in thousands)
Supplemental disclosures of cash flow information:
Cash and cash equivalents paid for:
Interest, net of capitalized interest of $0 and $41 in 2013 and 2014, respectively	$252	$322

Income taxes, net of refunds of $35 and $30 in 2013 and 2014, respectively	$418	$26

Supplemental information on non-cash investing and financing transactions:
Acquisition of equipment through capital lease	$(238)	$(285)

Retirement of Series B Preferred Stock	$1,000	$—

Accrued dividends of a variable interest entity	$—	$51

See accompanying notes to condensed consolidated financial statements.

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands except per share amounts)	Common Stock				Additional Paid-in Capital/ (Distributions in Excess of Paid-in Capital)	Treasury Stock	Retained Earnings	Total Stockholders’ Equity (Deficit) of American Addiction Centers, Inc.	Non- Controlling Interests	Total Stockholders’ Equity (Deficit)
	Shares Outstanding	Amount	Subscribed	Subscriptions Receivable
Balance at December 31, 2013	2,036,680	$2	$100	$(58)	$9,450	$(3,671)	$2,360	$8,183	$3,700	$11,883
Common stock issued	328,826	1	—	25	4,196	—	—	4,222	—	4,222
Exercise of common stock warrants	67,931	—	—	—	68	—	—	68	—	68
Common stock granted and issued under stock incentive plan	18,565	—	—	—	471	—	—	471	—	471
Accrued dividends to mezzanine noncontrolling interests	—	—	—	—	—	—	—	—	(51)	(51)
Distribution to noncontrolling interest holders, net	—	—	—	—	—	—	—	—	(915)	(915)
Net income	—	—	—	—	—	—	1,019	1,019	(178)	841

Balance at March 31, 2014	2,452,002	$3	$100	$(33)	$14,185	$(3,671)	$3,379	$13,963	$2,556	$16,519

See accompanying notes to condensed consolidated financial statements.

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

American Addiction Centers, Inc., a Nevada corporation (collectively with its subsidiaries, the “Company”), was incorporated on February 27, 2007. The Company, headquartered in Brentwood, Tennessee, provides substance abuse treatment services for individuals with drug and alcohol addiction. The Company also provides treatment services for clients struggling with behavioral health disorders, including disorders associated with obesity. Currently, the Company, through its subsidiaries, operates six substance abuse treatment facilities located in Texas, California, Florida and Nevada and a facility in Tennessee that provides treatment services for men and women who struggle with obesity-related behavioral disorders.

2. Basis of Presentation

Principles of Consolidation

The Company conducts its business through limited liability companies and C-corporations, each of which is a wholly owned subsidiary of the Company. The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, the accounts of variable interest entities (“VIEs”) in which the Company is the primary beneficiary, and certain professional groups through rights granted to the Company by contract to manage and control an entity’s business.

During the quarter ended March 31, 2013, the Company consolidated one real estate VIE and consolidated three real estate VIEs during the quarter ended March 31, 2014. Each of these VIEs were acquired in 2013 by Behavioral Healthcare Realty, LLC (“BHR”), which is also a VIE. The Company also consolidated five professional groups (“Professional Groups”) that constitute VIEs as of March 31, 2014 and none as of March 31, 2013. BHR leases two treatment facilities to the Company under long-term triple net leases and is renovating and constructing additional treatment facilities that it will lease to the Company. The Company is the primary beneficiary as a result of its guarantee of BHR’s debt. The Company has management services arrangements with five Professional Groups that provide medical services to the Company’s treatment facilities. The Professional Groups, which the Company controls, are responsible for the supervision and delivery of medical services. Based on the Company’s ability to direct the activities that most significantly impact the economic performance of the Professional Groups, provide necessary funding and the obligation and likelihood of absorbing all expected gains and losses, the Company has determined that it is the primary beneficiary. The accompanying consolidated balance sheets as of December 31, 2013 and March 31, 2014 include assets of $30.2 million and $32.4 million, respectively, and liabilities of $21.7 million and $23.4 million, respectively, related to the VIEs. The accompanying consolidated statements of income for the three months ended March 31, 2013 and 2014 include net (loss) income attributable to noncontrolling interest of ($0.1) million and $(0.2) million, respectively, related to the VIEs.

All significant intercompany accounts and transactions within the Company have been eliminated in consolidation.

The accompanying condensed consolidated financial statements are unaudited, with the exception of the December 31, 2013 balance sheet which was derived from audited financial statements. These consolidated condensed financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim reporting. Certain disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) have been condensed or omitted pursuant to such rules and regulations.

In presenting the consolidated condensed financial statements in accordance with US GAAP, management makes estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgments and available information. Accordingly, actual results could differ from

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

those estimates. In management’s opinion, the consolidated condensed financial statements contain all normal recurring adjustments necessary for a fair presentation of interim results reported. The results of operations reported for interim periods are not necessarily indicative of the results of operations for the entire year or any subsequent interim period. These financial statements should be read in conjunction with the audited financial statements of the Company included elsewhere in this prospectus.

Certain reclassifications have been made to prior period to conform to the current period presentation.

3. General and Administrative Costs

The majority of the Company’s expenses are “cost of revenue” items. Costs that could be classified as general and administrative expenses include the Company’s corporate overhead costs, which were $7.0 million and $5.2 million for the three months ended March 31, 2013 and 2014, respectively.

4. Earnings Per Share

Earnings per share (“EPS”) is calculated using the two-class method required for participating securities. Series B Preferred Stock was entitled to dividends at the rate equal to that of common stock.

Undistributed earnings allocated to these participating securities are subtracted from net income in determining net income attributable to common stockholders. Net losses, if any, are not allocated to these participating securities. Basic EPS is computed by dividing net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Common shares outstanding include both the common shares classified as mezzanine equity and those classified as equity.

For the calculation of diluted EPS, net income attributable to common stockholders for basic EPS is adjusted by the effect of dilutive securities, including awards under stock-based payment arrangements. Diluted EPS attributable to common stockholders is computed by dividing net income attributable to common stockholders by the weighted-average number of fully diluted common shares outstanding during the period.

The following tables reconcile the numerator and denominator used in the calculation of basic and diluted EPS for the three months ended March 31, 2013 and 2014 (in thousands except share and per share amounts):

	Three Months Ended March 31,
	2013	2014
Numerator
Net income attributable to American Addiction Centers, Inc.	$2,093	$1,019
Plus: redemption of Series B Preferred deemed contribution	1,000	—

Net income available to common shares	$3,093	$1,019

Denominator
Weighted-average shares outstanding – basic	8,503,928	9,175,580
Dilutive securities	62,992	49,493

Weighted-average shares outstanding – diluted	8,566,920	9,225,073

Basic earnings per share	$0.36	$0.11
Diluted earnings per share	$0.36	$0.11

The Company has included common stock that is classified as mezzanine equity in the denominator for both basic and diluted EPS calculations in 2013 and 2014.

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5. Accounts Receivable and Allowance for Doubtful Accounts

A summary of activity in the Company’s allowance for doubtful accounts is as follows (in thousands):

Balance at December 31, 2013	$13,320
Additions charged to provision for bad debts	4,173
Accounts written off, net of recoveries	(870)

Balance at March 31, 2014	$16,623

For the three months ended March 31, 2013, approximately 12.1% of the Company’s revenues were reimbursed by Blue Cross Blue Shield of California. No other payor accounted for more than 10% of revenue reimbursements for the three months ended March 31, 2013.

For the three months ended March 31, 2014, approximately 16.1% of the Company’s revenues were reimbursed by Anthem Blue Cross Blue Shield of Colorado, 13.6% were reimbursed by Aetna and 12.4% were reimbursed by United Behavioral Health. No other payor accounted for more than 10% of revenue reimbursements for the three months ended March 31, 2014.

6. Notes and Other Receivables – Related Party

The Company has a note receivable from the Company’s President that totaled $250,000 as of December 31, 2013 and March 31, 2014. The note is non-interest bearing and the Company and the President agreed during the three month period ending March 31, 2014 that the note receivable would be repaid in April 2014 in connection with the acquisition of BHR (see Note 15). The outstanding balance was repaid in full in April 2014. Accordingly, this note receivable as of March 31, 2014 was classified as current in the consolidated balance sheets. The Company also has other non-interest bearing accounts receivable from the Company’s President totaling approximately $342,000 and $72,000 from the Company’s CEO at March 31, 2014 ($0 and $0 at December 31, 2013). In March 2014, both parties agreed that these accounts receivable would be repaid prior to the initial public offering (the “IPO”) of AAC Holdings, Inc. (“Holdings”), a newly formed Nevada corporation, expected to occur in 2014. All amounts due from the Company’s CEO and President are classified as current assets in notes and other receivables – related party in the condensed consolidated balance sheets.

7. Property and Equipment, net

Property and equipment consisted of the following (in thousands):

	December 31, 2013	March 31, 2014
Computer equipment and software	$2,267	$3,141
Furniture and fixtures	4,212	4,059
Vehicles	835	835
Equipment under capital lease	1,163	1,448
Leasehold improvements	3,099	3,107
Construction in progress	8,718	11,324
Building	17,918	17,918
Land	2,538	2,538

Total property and equipment	40,750	44,370
Less accumulated depreciation and amortization	(3,742)	(4,668)

	$37,008	$39,702

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Acquired Property

In November 2013, the Company entered into a purchase agreement to acquire an outpatient center in Arlington, Texas for $0.8 million. Earnest money of $0.1 million was deposited pursuant to that agreement. On March 28, 2014, the Company completed the purchase of this property by paying the $0.7 million balance of the purchase price. The Company has accounted for the transaction as an asset purchase.

8. Goodwill and Intangible Assets

The Company’s business comprises a single reporting unit for impairment test purposes. For the purposes of these analyses, the Company’s estimates of fair value are based on the income approach, which estimates the fair value of the Company based on its future discounted cash flows. In addition to the annual impairment reviews, impairment reviews are performed whenever circumstances indicate a possible impairment may exist. The Company performed its most recent goodwill impairment testing as of December 31, 2013 and did not incur an impairment charge. The Company’s goodwill balance was $10.9 million at December 31, 2013 and March 31, 2014.

Other identifiable intangible assets and related accumulated amortization consisted of the following as of December 31, 2013 and March 31, 2014 (in thousands):

	Gross Carrying Amount		Accumulated Amortization
	December 31, 2013	March 31, 2014	December 31, 2013	March 31, 2014
Trademarks and marketing intangibles	$2,682	$2,682	$358	$425
Non-compete agreements	1,257	1,257	335	398
Other	271	271	21	42

	$4,210	$4,210	$714	$865

Changes to the carrying value of identifiable intangible assets during the quarter ended March 31, 2014 were as follows (in thousands):

Balance at December 31, 2013	3,496
Amortization expense	(151)

Balance at March 31, 2014	$3,345

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. Notes Payable and Revolving Line of Credit

A summary of the Company’s debt obligations, net of unamortized discounts, is as follows (in thousands):

	December 31, 2013	March 31, 2014
Non-related party debt:
Revolving line of credit	$12,550	$13,050
Variable interest entity debt	21,548	23,070
Acquisition-related debt	1,500	1,500
Asset purchases	1,203	1,086
Subordinated debt	682	689
Capital lease obligations	1,022	1,234

Total non-related party debt	38,505	40,629
Less current portion	(15,164)	(16,981)

Total non-related party debt, long-term	$23,341	$23,648

Related party debt:
Acquisition-related debt	$4,389	$4,204
Subordinated debt	181	182

Total related party debt	4,570	4,386
Less current portion	(795)	(813)

Total related party debt, long-term	$3,775	$3,573

Revolving Line of Credit

In August 2011, the Company entered into a revolving line of credit (the “Revolving Line”) with a financial institution expiring on August 15, 2013. During the second quarter of 2013, the Revolving Line was amended to extend the maturity date to April 1, 2015 and to increase the maximum borrowing limit to the lesser of (i) $20.0 million or (ii) 70% of the Company’s eligible accounts receivable, subject to adjustment if the aggregate of all returns, rebates, discounts, credits and allowances for the immediately preceding three months is less than 15% of the Company’s gross revenues for such period. The amended Revolving Line bears interest at one-month LIBOR, as defined in the agreement, plus 2.5% per annum (2.75% as of December 31, 2013 and March 31, 2014, respectively). Interest is payable monthly and is calculated on a 360 day year.

In August 2013, the Company amended the Revolving Line’s borrowing base to permit borrowings up to the lesser of (i) $20.0 million or (ii) 80% of the Company’s eligible accounts receivable at any time prior to February 1, 2014, and 70% of the Company’s eligible accounts receivable at any time on or after February 1, 2014, subject to adjustment if the aggregate of all returns, rebates, discounts, credits and allowances for the immediately preceding three months is less than 8% of the Company’s gross revenues for such period. The Revolving Line is secured by the Company’s accounts receivable, deposit accounts and other rights to payment, inventory, and equipment, and is guaranteed jointly and severally by all of the Company’s subsidiaries that have significant operations and/or assets and the Company’s CEO and President. The outstanding balance under the Revolving Line was $12.6 million at December 31, 2013 and $13.1 million at March 31, 2014. The maximum unused available credit under the amended Revolving Line as of March 31, 2014 was $1.8 million based upon borrowing base restrictions.

The Revolving Line, as amended, requires the Company to maintain a tangible net worth ratio not greater than 2.50 to 1.00, a fixed charge coverage ratio not less than 1.25 to 1.00, and net income of at least

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

$1.00, all determined as of each quarter end. The Revolving Line limits capital expenditures to $0.1 million in each fiscal year unless approved by the financial institution, limits additional borrowing to $50,000 during the term of the agreement unless approved by the financial institution, limits operating lease expense to $0.1 million in each fiscal year and prohibits the payment of dividends in cash or stock. The Revolving Line also contains a cross-default clause linking a default under the Revolving Line to the occurrence of a default by the Company under any other debt agreement, material lease commitment, contract, instrument or obligation.

The Company was not in compliance with certain financial covenants contained in the Revolving Line as of December 31, 2013 and March 31, 2014. Additionally, the Company’s expenditures for capital expenditures, total operating leases and the incurring of additional indebtedness exceeded the limits specified in the Revolving Line for the year ended December 31, 2013. For the quarter ended March 31, 2014, the Company was not in compliance with the covenants regarding capital expenditures and additional indebtedness.

These covenant violations created a cross-default with the Greenhouse Real Estate, LLC, Concorde Real Estate, LLC and The Academy Real Estate, LLC debt agreements with the same lender, but for which the Company obtained waivers.

On April 15, 2014, the Revolving Line was amended and restated and included a waiver for the noncompliance of the financial covenants and negative covenants described in the following paragraphs.

On April 15, 2014, the Company entered into the Second Amended and Restated Credit Agreement (the “Credit Facility”) with Wells Fargo Bank, National Association. The Credit Facility makes available to the Company a $15.0 million revolving line of credit, subject to borrowing base limitations (the “Amended Revolving Line”), and amended and restated two existing term loans in the outstanding principal amounts of $0.6 million (“Term Loan A”) and $1.5 million (“Term Loan B”). In June 2014, the Company repaid in full the $1.5 million outstanding balance of Term Loan B.

The Amended Revolving Line bears interest at one-month LIBOR, plus an applicable margin that is determined by the Company’s leverage ratio, as defined by the agreement, at the end of each quarter. A quarter-end leverage ratio of 4.75 to 1.00 or above results in an applicable margin of 3.00%, a ratio below 4.75 to 1.00 and equal to or above 4.00 to 1.00 results in an applicable margin of 2.75%, and a ratio below 4.00 to 1.00 results in an applicable margin of 2.50%. Term Loan A bears interest at LIBOR plus 3.15%. The borrowing base for the Amended Revolving Line is 70% of the Company’s eligible accounts receivable and was established with the understanding that, among other things, the aggregate of all returns, rebates, discounts, credits and allowances, exclusive of the initial adjustment to record net revenues at the time of billing, for the immediately preceding three months will be less than 20% of gross revenues for such period (up from the previous restriction of 8%). If the aggregate of all returns, rebates, discounts, credits and allowances, exclusive of the initial adjustment to record net revenues at the time of billing, for the immediately preceding three months is greater than 20% of gross revenues for such period, or if there exists any other matters, events, conditions or contingencies that the Agent reasonably believes may affect payment of any portion of the Company’s accounts, the Agent may reduce the borrowing base from 70% of the Company’s eligible accounts receivable to a lower percentage.

The amendment and restatement removed the previous covenants that required the Company to maintain a minimum tangible net worth ratio and minimum net income. The Credit Facility requires the Company to achieve minimum net revenues and adjusted EBITDA for each quarter, determined on a rolling four quarters basis, of no less than 85% of net revenues and adjusted EBITDA for the immediately preceding four quarters. The Credit Facility generally defines adjusted EBITDA as consolidated net income plus (i) interest expense, (ii) depreciation and amortization expense, (iii) tax expense, (iv) non-cash stock compensation, (v) one-time legal and restructuring costs incurred in 2014 in connection with the Company’s private placement, the reorganization transactions (see Note 15), the BHR preferred equity transactions (see Note 15), and the IPO of Holdings in an

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

amount not to exceed $2.5 million, (vi) one-time legal, accounting and other transaction costs incurred in connection with a permitted acquisition in 2014 or in any subsequent fiscal year in an aggregate amount not to exceed $0.2 million in any fiscal year, (vii) one-time settlement costs paid on or about April 9, 2014, in connection with certain wage and settlement charges in California in an amount not to exceed $2.5 million, (viii) one-time restructuring costs incurred in 2013 in connection with the closing of the Leading Edge operations and the consolidation of call centers in an amount not to exceed $0.8 million, and (ix) to the extent approved by Wells Fargo Bank in writing, other one-time and non-recurring charges.

The Credit Facility also requires the Company to achieve a fixed charge coverage ratio of not less than 1.25 to 1.00 for each quarter, determined on a rolling four quarter basis, and achieve a liquidity covenant (as described by the agreement) of no less than $9.0 million on and as of July 14, 2014. In connection with the June 2014 prepayment of Term Loan B, the parties to the Credit Facility agreed to permanently waive this liquidity covenant (see Note 15). Finally, the Credit Facility includes a maximum leverage ratio covenant, whereby the ratio of funded debt to EBITDA must not be greater than the ratios set forth below on a rolling four quarter basis:

Fiscal Quarter End	Maximum Leverage Ratio
June 30, 2014	5.00:1.00
September 30, 2014	4.75:1.00
December 31, 2014 and thereafter	3.75:1.00

The Credit Facility limits aggregate capital expenditures (as defined by the agreement and which exclude, among other items, capital expenditures made by BHR and its subsidiaries that are funded with debt permitted under the agreement or proceeds from this offering and permitted acquisitions under the agreement) to $3.0 million in each fiscal year and limits capital lease debt and other purchase money debt to $2.3 million.

The Credit Facility also contains customary events of default including, but not limited to, failure to make payments under the Credit Facility, materially incorrect representations, breaches of covenants (subject to a 20 day cure period in the case of certain covenants), cross-default to any other material indebtedness, bankruptcy and insolvency events, change of control, and the failure of guarantees or security to remain in full force and effect.

In March 2014, the Company entered into a $0.3 million capital lease with a third party leasing company for lab equipment. The capital lease bears interest at 5.2% per annum and requires 60 monthly payments of $5,368. At the end of the lease term, the Company may buy the equipment for $1. The outstanding balance under this capital lease at March 31, 2014 was $0.3 million.

10. Mezzanine Equity

Share Imperfections

In 2008, preferred shares were issued by the Company’s previous board of directors prior to the timely filing of a Certificate of Designation with the Secretary of State of Nevada. Additionally in 2008, certain common shares were issued by the previous board of directors of the Company that were in excess of the number of shares duly authorized by the Company’s Articles of Incorporation. The Company has classified these preferred and common shares as mezzanine equity at the original purchase price in the condensed consolidated balance sheets because they do not meet the definition of permanent equity as a result of these legal imperfections.

To address these issues, in April 2014, Holdings conducted a voluntary private share exchange with certain stockholders of the Company, whereby holders representing 93.6% of the outstanding shares of common stock of the Company, that was classified in both Mezzanine Equity and Stockholders’ Equity, exchanged their shares on a one-for-one basis for shares of Holdings common stock (the “Private Share Exchange”). The Private

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Share Exchange was conditioned upon, among other things, a release by each exchanging stockholder of any and all potential claims arising from corporate actions that were not conducted in compliance with Nevada law (see Note 15).

Statement of Mezzanine Equity

Changes to mezzanine amounts during the quarter ended March 31, 2014 were as follows (dollars in thousands):

	Noncontrolling Interest		American Addiction Centers, Inc.
	Series A Preferred		Common Shares
	Units	Amount	Shares	Amount
Balance at December 31, 2013	28.0	$1,400	7,281,283	$10,442
Proceeds from offering of preferred stock	8.5	425	—	—

Balance at March 31, 2014	36.5	$1,825	7,281,283	$10,442

In January and February of 2014, BHR sold 8.5 units of Series A Preferred Units, valued at $50,000 per unit, with net proceeds to BHR of $0.4 million. A director of the Company purchased 5 Series A Preferred Units for $0.3 million at $50,000 per unit. After the sale, 36.5 Series A Preferred Units were outstanding totaling $1.8 million. On April 15, 2014, BHR redeemed all 36.5 outstanding Series A Preferred Units for $1.8 million.

11. Stockholders’ Equity

Common Stock

In February and March 2014 the Company received net proceeds of $4.2 million from the sale of 328,826 shares of its common stock at $12.76 per share, which the Company’s management estimated to be fair value, in an exempt common stock offering. Included within the total shares sold in the Company’s 2014 private placement were 39,184 shares sold to directors of the Company, 7,837 shares sold to the Company’s General Counsel and Secretary, 3,918 shares sold the Company’s COO and 1,959 shares sold to one of the Company’s Vice Presidents. The share price was based, in part, on an independent valuation analysis obtained in December 2013 independent valuation analysis.

In connection with the issuance of subordinated notes in 2012, the Company issued detachable warrants to the lenders to purchase a total of 71,705 shares of common stock at $1.00 per share. The warrants were exercisable at any time up to their expiration on March 31, 2022. In March 2014, 67,931 of the outstanding warrants were exercised and a total of 67,931 shares of common stock was issued to the exercising warrant holders, including 15,095 shares to a Company director.

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. Stock Based Compensation Plans

In March 2014, the Company granted 3,713 shares of fully vested common stock to each of its five non-employee directors. The Company recognized $0.2 million of compensation expense in the first quarter of 2014 as a result of these grants. The fair value on the award date was $12.76 per share, as estimated by the Company’s management.

A summary of share activity under the Incentive Plan is set forth below:

	Shares	Weighted- average Grant Date Fair Value
Unvested at December 31, 2013	69,612	$10.19
Granted	18,565	12.76
Vested	(41,768)	11.33

Unvested at March 31, 2014	46,409	10.19

13. Income Taxes

The provision for income taxes for the three months ended March 31, 2014 and 2013 reflects effective tax rates of 42.2% and 37.6%, respectively. The increase in the effective tax rate for the three months ended March 31, 2014 was primarily attributable to an increase in the valuation allowance related to net losses of the Professional Groups and to the forecasted net taxable income of the Company.

14. Commitments and Contingencies

Litigation

In April 2013, two wage and hour claims were filed against the Company in the State of California and were subsequently consolidated into a class action. In June 2013, the parties agreed to settle the substantive claims for $2.6 million during mediation. Once the settlement became probable, the Company established a $2.6 million reserve during the second quarter of 2013 for this matter. Subsequently, on April 9, 2014 and following court approval, the Company settled this matter with payment of $2.6 million. The total amount of the litigation settlement of $2.6 million is reflected in accrued liabilities at December 31, 2013 and March 31, 2014.

American Addiction Centers, Inc. v. James D. Bevell, Jr.

On February 3, 2014, the Company filed an action against James D. Bevell in the U.S. District Court in the Middle District of Tennessee, alleging breach of contract and tortious interference with business practices arising out of Mr. Bevell’s breach of his non-compete agreements. Mr. Bevell is the former Chief Innovation Officer of the Company and owns 4.5% of the outstanding common stock of the Company as of March 31, 2014. The Company’s complaint seeks preliminary and permanent injunctive relief, declaratory judgment, compensatory damages, punitive damages for intentional, fraudulent, reckless or grossly negligent conduct, reasonable attorneys’ fees and costs and such other legal, equitable or general relief for the breach of contract and associated wrongs. On March 5, 2014, the court granted a preliminary injunction enjoining Mr. Bevell and his officers, agents, servants, employees, attorneys and all persons in active concert or participation with him from violating the non-competition and non-solicitation provisions contained in his employment agreement with the Company and in the purchase agreement related to the TSN Acquisition.

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Horizon Blue Cross Blue Shield of New Jersey v. Avee Laboratories et al.

On September 4, 2013, Horizon Blue Cross Blue Shield of New Jersey (“Horizon”) filed an amended complaint in the Superior Court of New Jersey against several defendants, including Leading Edge Recovery Center, LLC, one of the Company’s subsidiaries. Leading Edge Recovery Center, LLC formerly operated a drug and alcohol treatment facility in New Jersey. Horizon alleges the defendants submitted and caused others to submit unnecessary drug tests in violation of New Jersey law and is seeking recovery for monetary and treble damages. The Company is vigorously defending these claims and believes them to be without merit. The Company cannot provide any assurance that it will prevail in this matter, nor can it reasonably estimate its potential liability if there is an adverse outcome. Further, the Company has made a demand for indemnification upon James D. Bevell for the portion of these claims relating to the period prior to the TSN Acquisition. The Company cannot provide any assurance that it will prevail in its indemnity claim with Mr. Bevell for any portion of these claims.

The Company is aware of various other legal matters arising in the ordinary course of business. To cover these types of claims, the Company maintains insurance it believes to be sufficient for its operations, although, some claims may potentially exceed the scope of coverage in effect. Plaintiffs in these matters may request punitive or other damages that may not be covered by insurance. After taking into consideration the evaluation of such matters by the Company’s legal counsel, the Company’s management believes the outcome of these matters will not have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

15. Subsequent Events

The Company has evaluated subsequent events through June 24, 2014. In addition to the subsequent events discussed in Notes 6, 9, 10 and 14 to the consolidated financial statements, the following events have occurred subsequent to March 31, 2014.

In April 2014, the Company received net proceeds of $1.8 million from the sale of 143,017 shares of its common stock at $12.76 per share, which the Company’s management estimated to be fair value, in an exempt common stock offering. Included within the total shares sold in the offering were 19,592 shares sold to directors of the Company. The share price was based, in part, on an independent valuation analysis obtained in December 2013.

On April 11, 2014 the Company granted 49,496 shares of restricted common stock to its General Counsel and Secretary under the Incentive Plan, of which 24,748 shares vested immediately with the remaining 24,748 shares vesting on April 10, 2015. The fair value on the award date was $12.76 per share, as estimated by the Company’s management. As a result of the award, the Company will record $0.3 million of compensation expense, $0.2 million of additional compensation expense to satisfy the employee’s personal tax obligation related to the vesting of the grant during the second quarter of 2014, and $0.3 million ratably over the one-year vesting period. Additionally, on April 11, 2014, the Company granted 3,019 shares of its common stock to a non-executive employee. The Company will record $39,000 of compensation expense and $30,000 of additional compensation expense to satisfy the employee’s personal tax obligation related to the stock grant during the second quarter of 2014. On April 17, 2014, the Company redeemed a total of 9,113 shares of its common stock at $12.76 per share, which the Company’s management estimates to be fair value, for an aggregate redemption price of $0.1 million.

In April 2014, the holder of the remaining warrants representing the right to purchase 3,774 shares of the Company’s common stock exercised such warrants, and the Company issued 3,774 shares of common stock upon such holder’s exercise.

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On April 15, 2014, BHR amended and restated its Limited Liability Company Agreement which among other things changed the rights and privileges of the Series A Preferred Units. On April 15, 2014, BHR received $7.7 million in net proceeds from the sale of 160 ($50,000 per unit) of its non-controlling Series A Preferred Units to BNY Alcentra Group Holdings, Inc. (“Alcentra”). Alcentra received a 1% fee at closing and is entitled to receive a 12% per annum preferred return on its initial investment, payable quarterly in arrears. In the event of a non-payment, the preferred return compounds on a quarterly basis computed on an actual/360 day basis. In the event of non-payment for three months, the preferred return increases to 15.0%, and further increases to 18.0% if not paid beginning in the fourth month, with each increase compounding on a quarterly basis computed on an actual/360 day basis. The Series A Preferred Units contain certain embedded issuer call and holder put provisions. BHR has the option to redeem a minimum of 40 Series A Preferred Units and up to 100% of the outstanding Series A Preferred Units for $50,000 per unit, plus (i) any accrued and unpaid preferred return and (ii) a call premium of (a) 3.0% through April 15, 2015, (b) 2.0% from April 16, 2015 through April 15, 2017 and (c) no premium any time after April 15, 2017. Alcentra has a put right that, if exercised, requires BHR to redeem all of the issued and outstanding Series A Preferred Units by making a payment equal to $50,000 per unit plus the accrued but unpaid preferred return. Alcentra may exercise its put right for a period of 30 days following the 36th month or 48th month after the date of issuance and at any time following the 60th month after the date of issuance. In the event of a sale of a property owned by BHR, Alcentra is entitled to the repayment of its initial capital contribution plus (i) any accrued and unpaid preferred return and (ii) any applicable call premium. As long as Alcentra owns at least 60 Series A Preferred Units less any Series A Preferred Units repurchased by BHR, distributions to affiliates of BHR are limited to $3.0 million annually.

The Series A Preferred Units generally have no voting or approval rights regarding the management of BHR. However, the holders of Series A Preferred Units are entitled to vote with respect to (i) any action that would change the rights or restrictions of the Series A Preferred Units in a way that would adversely affect such holders and (ii) the creation or issuance of any other security convertible into or exercisable for any equity security of BHR having rights, preferences or privileges senior to the common units of BHR. In addition, unanimous approval of all BHR members, including the holders of Series A Preferred Units, is required to approve the sale by BHR of more than 50% of its real property, more than 50% of the voting or economic rights of any BHR subsidiary or the merger, consolidation, sale of all or substantially all of the assets of BHR or sale of a majority of the common units of BHR.

In addition, so long as Alcentra owns at least 60 Series A Preferred Units, subject to adjustment for certain BHR redemptions, the manager of BHR may not engage in certain transactions without the approval of a majority of the Series A Preferred Unit holders, including, without limitation, the following: (i) liquidate, dissolve or wind up the business of BHR; (ii) authorize the issuance of additional Series A Preferred Units or any class or series of equity securities with rights, preferences or parity with or senior to that of the Series A Preferred Units; (iii) declare or pay any cash distribution or make any other distribution not permitted under the limited liability company agreement; (iv) pay any management or similar fees; (v) pay rebates or reduce payments payable by any primary tenants or (vi) make payments to affiliates of BHR in excess of $3.0 million per year in the aggregate.

As discussed in Note 10, certain common shares issued in 2008 under the previous Board of Directors exceeded the number of shares duly authorized by the Company’s Articles of Incorporation. These common shares are classified as mezzanine equity in the consolidated balance sheets because they do not meet the definition of permanent equity as a result of these legal imperfections. To cure these legal imperfections and in preparation for an initial public offering, in the first quarter of 2014, Holdings initiated a voluntary private share exchange with certain of the Company’s stockholders whereby Holdings offered to certain of the Company’s stockholders the opportunity to receive one share of Holdings common stock for (i) each share of the Company’s common stock held by such stockholders and (ii) a release from claims arising from or related to the share

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

imperfections described in Note 10 (collectively, the “Private Share Exchange”). The Private Share Exchange was conditioned upon, among other things, holders of the Company’s common stock who participated in the Share Exchange validly assigning and transferring to Holdings at least 90% of the outstanding shares of the Company prior to the expiration of the Private Share Exchange. The Private Share Exchange expired in April 2014, and at the expiration of the Private Share Exchange 93.6% of the holders of the Company’s common stock had exchanged their shares for shares of common stock of Holdings, and the Company became a majority-owned subsidiary of Holdings. The transaction between the Company and Holdings was accounted for similar to a common control transaction resulting in the assets, liabilities and equity of the Company being carried over at their historical basis.

Substantially concurrent with the Private Share Exchange, Holdings acquired all of the outstanding common membership interests of BHR by issuing 521,999 shares of Holdings common stock and $3.0 million in cash and assuming a $1.8 million term loan from a financial institution to the Company’s CEO, President and CFO (collectively, the “BHR Acquisition”). The original proceeds from this loan were used to repay a loan related to Greenhouse Real Estate, LLC and was accounted for as an additional capital contribution in BHR. Holdings refinanced the assumed loan and is required to make monthly principal payments of $35,855 to a financial institution, plus 5.0% interest and a balloon payment of $1.4 million in April 2015. In the event of an IPO prior to April 2015, the Credit Facility requires that the Company immediately repay the $1.8 million assumed and refinanced term loan with proceeds from the IPO. Prior to the BHR Acquisition, BHR was controlled by the CEO, President and CFO of the Company. BHR owns the real property associated with treatment facilities, which are leased to the Company, as well as other properties that are currently in development or are being held for future development. The acquisition of BHR was accounted for as an acquisition of additional ownership interests in a variable interest entity that does not result in a change of control of that subsidiary as BHR was already being consolidated as a VIE in accordance with ASC 810 (Consolidation) and, accordingly, the Company recognized $4.7 million of the $11.8 million in fair value of consideration transferred (consisting of $3.0 million cash consideration, the $1.8 million term loan assumed and the net deferred tax assets of $0.1 million). The Company eliminated the noncontrolling interest attributable to BHR of $4.3 million with the excess of fair value over the carrying value of noncontrolling interest recorded as a reduction to additional paid-in capital of $0.4 million.

Additionally, substantially concurrent with the Private Share Exchange and the BHR Acquisition, Holdings acquired all of the outstanding membership interests of Clinical Revenue Management Services, LLC (“CRMS”) in exchange for $0.5 million in cash and 149,144 shares of Holdings common stock (collectively, the “CRMS Acquisition”, and collectively with the Private Share Exchange and BHR Acquisition, the “Reorganization Transactions”). Holdings accounted for the CRMS Acquisition as a business combination based on the fair value of the consideration transferred. While the purchase price allocation is preliminary, Holdings expects to recognize approximately $1.8 million of goodwill in connection with the CRMS Acquisition.

The Company’s management estimated the fair value of shares of restricted common stock of Holdings issued in connection with the BHR Acquisition and the CRMS Acquisition to be $13.41 per share as of April 11, 2014. In addition to factoring in the prior valuation analyses described above, the Company also analyzed a new valuation report prepared by an independent third party with respect to the valuation of Holdings taking into account the Private Share Exchange, CRMS Acquisition and BHR Acquisition. In particular, the valuation report analyzed the potential impact of the then-proposed Reorganization Transactions on the valuation of Holdings, such as the increase in 2013 pro forma net income as a result of BHR results of operations being included for all of 2013. The valuation report also noted that the impact of the BHR Acquisition on the enterprise value would be mixed, as the additional EBITDA generated at the Holdings level due to recapture rents and cash and non-cash expenses was not sufficient to overcome the negative impact on enterprise value of BHR’s debt outstanding for the entire year. With respect to CRMS, the analysis determined that it would allow the recapture of additional

AMERICAN ADDICTION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

EBITDA (on a pro forma basis for 2013) due to a combination of recapture revenues (commissions no longer paid) and the expected cost savings. In determining the fair value of our common stock, the Company also considered strong investor demand in the recent private placement of AAC common stock from February 2014 through April 2014 at $12.76 per share, the improved projected results of operations of the remainder of 2014, positive revenue trends and the higher probability of an initial public offering in 2014. Based on the foregoing analysis, the Company determined the fair value of Holdings common stock as of April 11, 2014 to be $13.41 per share.

As a result of the Reorganization Transactions, Holdings now owns (i) 93.6% of the outstanding common stock of the Company, (ii) 100% of the outstanding common membership interests in BHR and (iii) 100% of the outstanding membership interests in CRMS.

On May 19, 2014, the Company completed the purchase of an approximately 20,000 square foot property in Las Vegas, Nevada for approximately $2.0 million, of which $1.9 million was paid at closing and a $0.1 million deposit was applied to the purchase price at closing. The Company will account for this transaction as an asset purchase.

In June 2014, the Company entered into a letter amendment with Wells Fargo Bank, National Association pursuant to which the Company agreed to prepay in full the outstanding balance of $1.5 million plus accrued and unpaid interest under Term Loan B. In connection with the June 2014 prepayment of Term Loan B, the parties agreed to remove from the Credit Facility the covenant of achieving liquidity of no less than $9.0 million as of July 14, 2014.

INDEPENDENT AUDITOR’S REPORT

Board of Directors

AJG Solutions, Inc. and B&B Holdings Intl LLC

Ft. Lauderdale, Florida

We have audited the accompanying combined balance sheets of AJG Solutions, Inc. and B&B Holdings Intl LLC (collectively the “Company”) as of December 31, 2011 and August 31, 2012, and the related combined statements of income and stockholders’ / members’ equity, and cash flows for the year ended December 31, 2011 and the eight months ended August 31, 2012. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of AJG Solutions, Inc. and B&B Holdings Intl LLC at December 31, 2011 and August 31, 2012, and the combined results of its operations and its cash flows for the year ended December 31, 2011 and the eight months ended August 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Nashville, Tennessee

June 20, 2013

AJG SOLUTIONS, INC. AND B&B HOLDINGS INTL LLC

COMBINED BALANCE SHEETS

	December 31, 2011	August 31, 2012
Assets
Current assets:
Cash and cash equivalents	$769,235	$1,876,903
Accounts receivable, net of allowances	2,909,891	5,460,310
Prepaid expenses and other	74,977	77,786

Total current assets	3,754,103	7,414,999
Property and equipment, net	244,637	453,447
Intangibles	75,000	75,000
Other assets	38,174	280,424

Total assets	$4,111,914	$8,223,870

Liabilities and Stockholders’ / Members’ Equity
Current liabilities
Accounts payable	$251,404	$555,529
Accrued liabilities	678,108	796,790
Capital lease obligations, current portion	26,942	42,759
Notes payable	127,646	76,521
Notes payable—related party	—	150,030

Total current liabilities	1,084,100	1,621,629
Long term liabilities
Capital lease obligations, net of current portion	61,344	56,326

Total liabilities	1,145,444	1,677,955
Commitments and contingencies (Note 9)
Stockholders’ / members’ equity (Note 8)	2,966,470	6,545,915

Total liabilities and stockholders’ / members’ equity	$4,111,914	$8,223,870

See accompanying notes to combined financial statements.

AJG SOLUTIONS, INC. AND B&B HOLDINGS INTL LLC

COMBINED STATEMENTS OF INCOME AND SHAREHOLDERS’ / MEMBERS’ EQUITY

	Year Ended December 31, 2011	Eight Months Ended August 31, 2012
Revenues	$15,041,250	$18,477,207
Operating expenses
Client related services	3,610,961	5,214,276
Salaries, wages, and benefits	4,600,135	4,653,879
Professional fees	1,709,804	1,325,426
Rents and leases	241,947	251,638
Advertising and marketing	593,375	541,369
Other operating expenses	1,189,482	1,536,437
Provision for doubtful accounts	205,653	646,308
Depreciation and amortization	72,781	81,973

Total operating expenses	12,224,138	14,251,306

Income from operations	2,817,112	4,225,901

Other income, net
Interest income (expense), net	(31,132)	(21,908)

Total other income (expense), net	(31,132)	(21,908)

Income before income tax expense	2,785,980	4,203,993
State income tax expense	4,960	1,000

Net income	$2,781,020	$4,202,993
Stockholders’ / members’ equity, beginning of the period	509,726	2,966,470
Distributions	(324,276)	(623,548)

Stockholders’ / members’ equity, end of the period	$2,966,470	$6,545,915

See accompanying notes to combined financial statements.

AJG SOLUTIONS, INC. AND B&B HOLDINGS INTL LLC

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2011	Eight Months Ended August 31, 2012
Cash flows from operating activities:
Net income	$2,781,020	$4,202,993
Adjustments to reconcile net income to net cash provided by operating activities:
Bad debt expense	205,653	646,308
Depreciation and amortization	72,781	81,973
Changes in assets and liabilities:
Accounts receivable	(2,274,696)	(3,196,727)
Prepaid expenses and other assets	(31,379)	(2,810)
Accounts payable	(16,811)	304,126
Accrued liabilities	565,488	119,984

Net cash provided by operating activities	1,302,056	2,155,847

Cash flows from investing activities:
Purchase of property and equipment	(103,159)	(249,061)
Purchase of other assets	(16,941)	(242,250)

Net cash used in investing activities	(120,100)	(491,311)

Cash flows from financing activities:
Payments on capital lease obligations	(36,649)	(30,923)
Proceeds from notes payable	351,103	117,935
Repayment of notes payable	(443,994)	(170,362)
Proceeds from note payable—related party	—	150,030
Distributions	(324,276)	(623,548)

Net cash used in financing activities	(453,816)	(556,868)

Net increase in cash and cash equivalents	728,140	1,107,668
Cash and cash equivalents, beginning of year	41,095	769,235

Cash and cash equivalents, end of period	$769,235	$1,876,903

Supplemental disclosures of cash flow information:
Non-cash transactions:
Property and equipment acquired via capital leases	$77,851	$41,722

Cash and cash equivalents paid for:
Interest	$35,528	$20,447

Income taxes	$4,960	$1,000

See accompanying notes to combined financial statements.

AJG SOLUTIONS, INC. AND B&B HOLDINGS INTL LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

1. Description of Business

AJG Solutions, Inc., a Florida corporation (“AJG”), was incorporated as a Subchapter S corporation in December 2005. AJG, headquartered in Ft. Lauderdale, Florida, provides referral services for addiction rehabilitation services and centers.

B&B Holdings Intl LLC (“B&B”), a Florida limited liability company, was organized in February 2010. B&B, headquartered in Ft. Lauderdale, Florida, provides addiction rehabilitation services through centers in Florida and New Jersey.

On August 31, 2012, American Addiction Centers, Inc. (“AAC”) acquired certain assets of AJG and the equity of B&B. AJG and B&B were both jointly owned by two individuals. AAC intends for the acquisition to expand the scope of its services geographically and gain synergies in obtaining leads for new clients. AAC, headquartered in Brentwood, Tennessee, develops and operates substance abuse, addiction and chemical dependency, mental disorder, weight loss and other behavioral treatment centers.

2. Basis of Presentation

Principles of Combination

The combined financial statements presented herein represent the combination of AJG and B&B (collectively the “Company”) due to the common ownership between the two entities. In addition, as a result of the acquisition of the Company on August 31, 2012 by AAC, the 2012 financial statements are presented as of August 31, 2012 and the eight months then ended. Effective September 1, 2012, future operations of the Company will be reported within AAC’s consolidated financial statements.

The accompanying combined financial statements include the accounts of AJG, B&B and their wholly owned subsidiaries which include Leading Edge Recovery Center, LLC, Hamilton Medically Assisted Treatment Associates, LLC, The Heights Supportive Housing, LLC, Singer Island Recovery Center, LLC, and Island Supportive Housing, LLC.

All significant intercompany accounts and transactions within the Company have been eliminated in combination.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses at the date and for the periods that the combined financial statements are prepared. On an ongoing basis, the Company evaluates its estimates, including those related to insurance adjustments, provisions for doubtful accounts, intangible assets, and long-lived assets. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

AJG SOLUTIONS, INC. AND B&B HOLDINGS INTL LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are reported net of an allowance for doubtful accounts, which is management’s best estimate of potential credit losses. The Company’s allowance for doubtful accounts is based on historical experience, but management also takes into consideration the age of the accounts, creditworthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

The Company does not believe that there are any significant concentrations of revenues from any particular payor that would subject it to any significant credit risks in the collection of its accounts receivable.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized over their estimated useful lives or the remaining lease period, whichever is less. Depreciation is provided by use of the straight-line method over the estimated useful lives of the assets.

Estimated useful lives were as follows:

Range of Lives
Computer software and equipment	3–5 years
Furniture, fixtures, and equipment	5–7 years
Vehicles	5 years
Leasehold improvements	life of the asset or lease, whichever is less

Intangibles

Intangible assets at December 31, 2011 and August 31, 2012 represented a trademark and website domain acquired for $75,000 in November 2010. The life of such intangibles was deemed to be indefinite. Indefinite intangibles are tested annually for impairment, or when events or changes in circumstances indicate the potential for impairment.

Long-Lived Asset Impairment

Accounting Standards Codification (“ASC”) 360 addresses financial accounting and reporting requirements for the impairment or disposal of long-lived assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. Impairment is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. The Company did not identify any indicators of impairment as of December 31, 2011 and August 31, 2012.

Revenues

The Company provides services to its clients in both inpatient and outpatient treatment settings. Client service revenues are recognized when services are performed. Client service revenues are recorded at established billing rates less contractual adjustments. Contractual adjustments are recorded to state client service revenues at the amount expected to be collected for the service provided based on amounts due at contractually determined rates or expected amounts based on historic adjustments for out-of-network services not under contract.

Prior to admission, each client’s insurance is verified and the client self-pay amount is determined. The client self-pay portion is generally collected upon admission. In some instances, clients will pay out-of-pocket as

AJG SOLUTIONS, INC. AND B&B HOLDINGS INTL LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

services are provided or will make a deposit and negotiate the remaining payments as part of the services. The client service revenues are deferred and recognized over the period the services will be provided. If a client leaves prior to utilizing the total payment, the balance is accounted for as a liability and is included in accrued liabilities in the accompanying consolidated balance sheets until refunded.

Referral Service Revenues

The Company provides referral services for addiction rehabilitation services and centers. Services are billed using either a flat monthly rate or on a per referral basis. Revenues are recorded as the services are performed. Payments received prior to the services being performed are deferred and recognized over the period in which the service is provided.

Advertising Expenses

Advertising costs are expensed as the related activity occurs.

Income Taxes

The Company’s stockholders’ have elected to be taxed under sections of the federal income tax laws which provided that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company’s items in income, deductions, losses and credits. Therefore, these statements do not include any provision for Federal corporate income taxes.

The Company has no uncertain tax positions. The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. For the year ended December 31, 2011 and the eight months ended August 31, 2012, the Company had no accrued interest or penalties related to income tax matters in income tax expense.

The Company is no longer subject to federal income tax examinations for years prior to fiscal 2008. The Company is subject to examination by various State Franchise Tax Boards for fiscal years after 2007. There are no current tax examinations in progress.

Fair Value Measurements

ASC 820 Fair Value Measurements and Disclosures (“ASC 820”) establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

ASC 820 requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant levels of inputs as follows: Level 1—quoted prices in active markets for identical assets or liabilities; Level 2—quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or Level 3—unobservable inputs for the asset or liability, such as discounted cash flow models or valuations. The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Concentration of Credit Risk

Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. All of the

AJG SOLUTIONS, INC. AND B&B HOLDINGS INTL LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

Company’s cash balances were fully insured at December 31, 2011 and August 31, 2012 as a result of a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts.

4. Accounts Receivable, net

Accounts receivable consists of the following:

	December 31, 2011	August 31, 2012
Accounts receivable	$6,263,745	$8,279,597
Less allowance for doubtful accounts	(3,353,854)	(2,819,287)

	$2,909,891	$5,460,310

5. Property and Equipment, net

Property and equipment consists of the following:

	December 31, 2011	August 31, 2012
Computer software and equipment	$112,452	$159,274
Furniture, fixtures and equipment	86,963	156,023
Vehicles	146,978	227,333
Leasehold improvements	—	77,879

Total property and equipment	346,393	620,509
Less accumulated depreciation and amortization	(101,756)	(167,062)

	$244,637	$453,447

6. Notes Payable

Asset Purchase

In June 2012, the Company entered into a $150,030 note payable agreement with a stockholder and chief executive officer of the Company. The note bears interest at 5% per annum and is payable in 12 equal monthly payments. As of August 31, 2012, $150,030 remained outstanding on the note. The proceeds of the note payable were used by the Company to make investments in two other entities. As of August 31, 2012, the $150,000 investment was recorded within other assets on the accompanying combined balance sheet.

Operating

During 2010, the Company entered into a $150,882 note payable with an individual to fund operations. Under the terms of the agreement, the note incurred an interest rate of 17% per annum and was payable in four equal monthly installments of $40,181 commencing in February 2011.

In April 2011, the Company entered into a new note agreement with the individual totaling $230,000. The $230,000 consisted of new proceeds of $150,220 and $79,780 in principal and accrued interest rolled over from the 2010 note discussed above. Under the terms of the new agreement, the note incurred interest at 15% per annum with six monthly payments commencing in June 2011 ranging from $19,663 to $63,375. As of December 31, 2011, $30,763 was outstanding on the note.

AJG SOLUTIONS, INC. AND B&B HOLDINGS INTL LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

In March 2012, the Company entered into a $150,000 note payable with the individual above to fund operations. The $150,000 consisted of new proceeds of $117,935 and $32,065 in principal and accrued interest rolled over from the April 2011 note discussed above. Under the terms of the agreement, the note incurs interest at a rate of 15% per annum and was payable in six monthly installments of $26,105 commencing in April 2012. As of August 31, 2012, $76,521 was due under the note. The note was satisfied in full subsequent to August 31, 2012.

In January 2011, the Company entered into a verbal agreement with a third party to borrow $50,000 to fund operations. Under the terms of the agreement, the amounts were due on demand and did not incur interest. As of December 31, 2011, $8,000 was outstanding under the agreement. The obligation was satisfied in full during the eight months ended August 31, 2012.

In July 2011, the Company entered into a $150,000 note payable with a third party to fund operations. Under the terms of the agreement, the note bears an interest rate of 5.25% per annum and was payable in twelve months installments of $12,858 beginning in August 2011. The note was guaranteed by a stockholder of the Company. As of December 31, 2011, $88,883 was outstanding on the note. The note was satisfied in full during the eight months ended August 31, 2012.

7. Capital Lease Obligations

At various times through August 31, 2012, the Company entered into capital leases with third-party creditors for the purchase of vehicles which have maturity dates ranging from February 2013 to June 2016. The lease terms range from 10 to 48 months and have interest rates ranging from 0.00% to 10.5% per annum. Monthly payments range from $312 to $1,267.

As of August 31, 2012, the five year minimum payments on capital lease obligations are as follows:

Years ending December 31,	Total
Four months ended December 31, 2012:	$17,639
2013	42,785
2014	28,896
2015	17,930
2016	2,705

Total minimum lease payments	109,955
Less: amount representing interest	(10,870)

Present value of minimum lease payments	99,085
Less: current portion	(42,759)

Obligation under capital lease, long term	$56,326

As of December 31, 2011, the gross carrying value and accumulated amortization of assets acquired under capital leases was $146,978 and $27,942, respectively. As of August 31, 2012, the gross carrying value and accumulated amortization of assets acquired under capital leases was $198,700 and $54,091, respectively.

8. Stockholders’ and Members’ Equity

Common Stock—AJG

As of December 31, 2011 and August 31, 2012, AJG had 500 shares authorized and outstanding with $1 par value.

AJG SOLUTIONS, INC. AND B&B HOLDINGS INTL LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

Membership Units—B&B

As of December 31, 2011 and August 31, 2012, B&B had 100 membership units authorized and outstanding with no par value.

9. Commitments and Contingencies

Operating Leases

The Company has entered into various operating leases with third parties expiring through January 2017. Properties under operating leases mostly include space required for corporate offices, space to perform facility services and space for administrative facilities. Rent expense was $241,947 and $251,638 for the year ended December 31, 2011 and the eight months ended August 31, 2012, respectively.

The future minimum lease payments under non-cancelable operating leases with remaining terms of one or more years as of August 31, 2012 consist of the following:

Years ending December 31,	Total
Four months ended December 31, 2012	$17,639
2013	40,251
2014	28,903
2015	17,937
2016	2,707

Total	$107,437

The Company has certain leases which have escalating payment clauses. As of December 31, 2011 and August 31, 2012, the difference between actual payments under these leases and rent expense on a straight line basis was not material.

Litigation

The Company is aware of various legal matters arising in the ordinary course of business. After considering the evaluation by the Company’s legal counsel of such matters, as well as taking into consideration insurance coverage and relevant deductible levels, the Company’s management is of the opinion that the outcome of these matters will not have a material effect on the Company’s combined financial position, results from operations and cash flows as of and for the periods ended December 31, 2011 and August 31, 2012.

401(k) Plan

The Company has a qualified 401(k) savings plan (the “Plan”) which provides for eligible employees (as defined) to make voluntary contributions to the Plan. The Company makes contributions to the Plan based upon the participants’ level of participation, which is fully vested at the time of contribution. For the year ended December 31, 2011 and the eight months ended August 31, 2012, the Company contributions under this Plan were not material.

10. Subsequent Events

The Company has evaluated subsequent events through June 20, 2013, which is the date that these combined financial statements were available to be issued.

INDEPENDENT AUDITOR’S REPORT

Board of Directors and Stockholders

American Addiction Centers, Inc.

Brentwood, Tennessee

We have audited the accompanying Historical Statements of Revenues and Certain Direct Operating Expenses of Greenhouse Real Estate, LLC and the related notes (“Historical Statements”), for the periods from August 10, 2011 (inception) to December 31, 2011, January 1, 2012 to December 31, 2012, and January 1, 2013 to October 7, 2013.

Management’s Responsibility for the Historical Statements

Management is responsible for the preparation and fair presentation of the Historical Statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the Historical Statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these Historical Statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Historical Statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the Historical Statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Historical Statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the Historical Statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Historical Statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Historical Statements referred to above present fairly, in all material respects, the revenues and certain direct operating expenses of Greenhouse Real Estate, LLC for the periods from August 10, 2011 (inception) to December 31, 2011, January 1, 2012 to December 31, 2012, and January 1, 2013 to October 7, 2013, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying Historical Statements were prepared for the purpose of complying with Rule 3-14 of the Securities and Exchange Commission Regulation S-X, as described in Note 2, and is not intended to be a complete presentation of Greenhouse Real Estate, LLC’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ BDO USA, LLP

Memphis, Tennessee

April 24, 2014

GREENHOUSE REAL ESTATE, LLC

HISTORICAL STATEMENTS OF REVENUES AND CERTAIN DIRECT OPERATING EXPENSES

FOR THE PERIODS FROM AUGUST 10, 2011 (INCEPTION) TO DECEMBER 31, 2011,

JANUARY 1, 2012 TO DECEMBER 31, 2012,

AND JANUARY 1, 2013 TO OCTOBER 7, 2013.

(DOLLARS IN THOUSANDS)

	Period from August 10, 2011 (inception) to December 31, 2011	Period from January 1, 2012 to December 31, 2012	Period from January 1, 2013 to October 7, 2013
Rental income	$382	$1,195	$1,265
Certain direct operating expenses	—	—	—

Revenues in excess of certain direct operating expenses	$382	$1,195	$1,265

See accompanying notes to historical statements of revenues and certain direct operating expenses.

GREENHOUSE REAL ESTATE, LLC

NOTES TO HISTORICAL STATEMENTS OF REVENUES AND CERTAIN DIRECT OPERATING EXPENSES

1. Business

Greenhouse Real Estate, LLC (the Company) was formed on August 10, 2011 and owns real estate and improvements (the Property) known as The Greenhouse located in Grand Prairie, Texas. The Property is subject to a triple-net lease to Greenhouse Treatment Center, LLC, a subsidiary of American Addiction Centers, Inc., which commenced on August 1, 2011 for five years with initial payments of $90,000 per month and annual fixed rent escalators. The lease was amended in October 2012 to increase the monthly lease payment to $135,000. The lease expires in July 2016 and includes one 5-year optional renewal term. On October 1, 2013, the old lease was replaced with a new lease agreement with a term of fifteen years and monthly payments of $135,000 which escalate annually based on CPI. There were no direct operating expenses recorded in the books of the Company under the triple-net lease.

2. Basis of Presentation

The accompanying Combined Historical Statements of Revenues and Certain Direct Operating Expenses have been prepared for the purpose of complying with Rule 3-14 of the Securities and Exchange Commission Regulation S-X and are not intended to be a complete presentation of the Company’s revenues and expenses. The financial statements have been prepared on the accrual basis of accounting and require management of the Company to make estimates and assumptions that affect the reported amounts of the revenues and expenses during the reporting period. Actual results may differ from those estimates.

3. Rental Income

The lease agreement is accounted for as an operating lease. Rental income is recognized as earned over the life of the lease agreement on a straight-line basis.

Future minimum lease payments due from Greenhouse Treatment Center, LLC as of October 7, 2013 were as follows (in thousands):

Remainder of 2013	$355
2014	1,620
2015	1,620
2016	1,620
2017	1,620
2018	1,620
2019 and thereafter	15,795

Total	$24,250

4. Subsequent Events

The Company has evaluated subsequent events through April 24, 2014.

Shares

AAC Holdings, Inc.

Common Stock

Prospectus

                    , 2014

William Blair

Wells Fargo Securities

Raymond James

Avondale Partners

Until                     , 2014, all dealers that effect transactions in shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fee for the NYSE.

Amount Paid or to be Paid
SEC registration fee	$
FINRA filing fee
NYSE listing fee
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

* To be provided by amendment

Item 14.	Indemnification of Directors and Officers

Nevada law provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation (i.e., a “non-derivative proceeding”), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she:

•	is not liable under Section 78.138 of the Nevada Revised Statutes for breach of his or her fiduciary duties to the corporation; or

•	acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In addition, a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor (i.e., a “derivative proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he or she:

•	is not liable under Section 78.138 of the Nevada Revised Statute for breach of his or her fiduciary duties to the corporation; or

•	acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation.

Under Nevada law, indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any non-derivative proceeding or any derivative proceeding, or in defense of any claim, issue or matter therein, the corporation shall indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense.

Further, Nevada law permits a Nevada corporation to purchase and maintain insurance or to make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify him or her against such liability and expenses.

Under our current articles of incorporation and our amended and restated bylaws, which we refer to as our bylaws, which bylaws will be effective upon the closing of this offering, we are obligated to indemnify any director, officer, employee or agent of the company to the fullest extent permitted by Nevada law as described above.

In addition, indemnification is required to continue as to a person who has ceased to be a director or officer and inures to the benefit of his or her heirs, executors and administrators. However, subject to the exceptions detailed below, we may indemnify a person seeking indemnification in connection with a proceeding (or part thereof) initiated by the person seeking indemnification only if the proceeding (or part thereof) was authorized by our Board of Directors. We may indemnify any employee or agent of us to an extent greater than required by law only if and to the extent that our directors, in their discretion, may determine.

If we do not pay a claim for indemnification (following the final disposition of the proceeding with respect to which indemnification is sought, including any settlement of such action, suit or proceeding) or advancement of expenses under our bylaws in full within 30 days after a written claim has been received by us, the claimant may bring suit against us to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant also will be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by applicable law. We may defend against an action brought for this purpose that the claimant has not met the standards of conduct that make it permissible under Chapter 78 of the Nevada Revised Statutes for us to indemnify the claimant for the amount claimed, but the burden of proving such defense is on us. Neither our failure (including the failure of our Board of Directors, independent legal counsel or our stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Chapter 78 of the Nevada Revised Statutes, nor an actual determination by us (including our Board of Directors, independent legal counsel or our stockholders) that the claimant has not met such applicable standard of conduct is a defense to the action or creates a presumption that the claimant has not met the applicable standard of conduct.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.	Recent Sales of Unregistered Securities

Set forth below is information regarding securities sold by Holdings or AAC within the past three fiscal years that were not registered under the Securities Act. Also included is information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Reorganization Transactions

In connection with the Reorganization Transactions, on April 15, 2014 Holdings issued to certain directors, executive officers, and certain other persons and their affiliates an aggregate of 9,975,885 shares of common stock. Also in connection with the Reorganization Transactions, Holdings assumed the 2007 Plan, which resulted in 71,156 shares of unvested restricted common stock of AAC previously issued to certain of our executive officers being automatically converted into 71,156 shares of unvested restricted common stock of Holdings.

Prior Exempt Transactions by AAC

In April 2014, AAC issued 3,109 shares of common stock to a non-executive employee under the 2007 Plan. Also in April 2014, AAC issued 49,496 of restricted shares of common stock to an executive employee under the 2007 Plan. AAC received no payments from the employees upon issuance of the shares, which had a fair value of $12.76 per share.

In March 2014, AAC issued an aggregate of 18,565 shares of common stock to its non-employee directors, each of whom is an accredited investor, in consideration for their service to the Board in 2013. AAC received no payments from the non-employee directors upon issuance of the shares, which had a fair value of $12.76 per share.

From February 2014 through April 2014, AAC issued 471,843 shares of common stock, at a price of $12.76 per share, to certain accredited investors, for an aggregate offering price of $6,020,717.

From March 2013 through April 2013, AAC issued 918,589 shares of common stock, at a price of $8.23 per share, to certain accredited investors, for total consideration of $7,559,987. As part of this offering, AAC issued an additional 243,013 shares of common stock to two accredited investors, at a price of $8.23 per share, in connection with the partial conversion of outstanding promissory notes in the aggregate principal amount of approximately $2,000,000.

During 2013, AAC issued 272,638 shares of common stock to certain executive officers. AAC received no payments from these executive officers upon issuance of the shares, which had fair values of $8.23 per share and $8.63 per share.

In August 2012, AAC issued 888,868 shares of common stock, which had a fair value of $6.27 per share, to one accredited investor in connection with the acquisition of certain assets of AJG Solutions, Inc. and the equity of B&B Holdings Intl LLC.

From March 2012 through April 2012, in connection with the purchase by certain accredited investors of $950,000 in total principal amount of 12% subordinated promissory notes, AAC issued to such purchasers warrants to purchase 7,548 shares of common stock per $100,000 principal amount of notes purchased. In March and April 2014, each warrant holder from this offering exercised such holder’s warrant(s), resulting in the issuance by AAC of a total of 71,705 shares of common stock.

On July 1, 2011, in connection with AAC’s merger with Performance Revolution, LLC, AAC issued 3,018,900 shares of common stock, which had a fair value of $0.01 per share, and 4,000 shares of Series B Preferred Stock, which had a fair value of $0.01 per share, to certain accredited investors who were the owners of the membership interests of Performance Revolution, LLC.

On June 2, 2011, AAC issued 685,388 shares of common stock to two accredited investors as payment of accrued Series C Preferred Stock dividends in lieu of cash payments of $1,043,972.69. AAC also issued 5,909,280 shares of common stock to two accredited investors upon the conversion of all of the outstanding shares of Series C Preferred Stock.

None of the transactions set forth in this Item 15 involved any underwriters, underwriting discounts or commissions or any public offering. These transactions were made in reliance upon Section 4(a)(2) of the Securities Act (or Rule 506 of Regulation D promulgated thereunder) as transactions by an issuer not involving a public offering or Rule 701 promulgated under Section 3(b) of the Securities Act pursuant to a compensatory benefit plan approved by AAC’s board of directors. The recipient of the securities in each of these transactions represented his, her or its intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates or book-entry positions representing the shares issued in each of these transactions. In each case, the recipient had adequate access, through his, her or its relationship with AAC, to information about AAC. All share amounts in the transactions described in this Item 15 reflect the effect of a 100-to-1 reverse split of all AAC capital stock that became effective August 27, 2012.

Item 16.	Exhibits and Financial Statement Schedules

See Exhibit Index following the signature page to this Registration Statement.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brentwood, State of Tennessee, on the     day of                     , 2014.

AAC HOLDINGS, INC.

By:
Michael T. Cartwright
Chief Executive Officer and Chairman

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael T. Cartwright, Kirk R. Manz, and Kathryn Sevier Phillips and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, his, hers or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

Michael T. Cartwright	Chief Executive Officer and Chairman (principal executive officer)	, 2014

Kirk R. Manz	Chief Financial Officer (principal financial and accounting officer)	, 2014

Jerrod N. Menz	President and Director	, 2014

Darrell S. Freeman, Sr.	Lead Independent Director	, 2014

Jerry D. Bostelman	Director	, 2014

Lucius E. Burch, III	Director	, 2014

David C. Kloeppel	Director	, 2014

Richard E. Ragsdale	Director	, 2014

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement

2.1†**	Contribution Agreement by and among AAC Holdings, Inc., Michael T. Cartwright, Jerrod N. Menz and Kirk R. Manz, dated as of April 15, 2014

2.2†**	Contribution Agreement by and among Tina F. Cartwright, Victoria Menz, AAC Holdings, Inc. and, solely for the purposes of Section 4.6, Clinical Revenue Managements Services, LLC, dated as of April 15, 2014

2.3†**	Asset and Equity Purchase Agreement by and among American Addiction Centers, Inc., AJG Solutions, Inc., Member Assistance Solutions, LLC, James D. Bevell, Jr., and Michael Blackburn, dated as of August 31, 2012

2.4†**	Purchase and Sale Agreement by and between American Addiction Centers, Inc. and the Sisters of Saint Francis of Philadelphia, dated as of April 17, 2013

3.1	Articles of Incorporation of AAC Holdings, Inc.

3.2	Form of Amended and Restated Bylaws of AAC Holdings, Inc.

4.1*	Form of Certificate of Common Stock of AAC Holdings, Inc.

4.2**	Agreement Among Stockholders by and among Michael Cartwright, Jerrod Menz, James D. Bevell, Jr. and American Addiction Centers, Inc., dated as of August 31, 2012

5.1*	Opinion of Ballard Spahr LLP

10.1+	2007 Stock Incentive Plan

10.2+	AAC Holdings, Inc. 2014 Equity Incentive Plan

10.3**	Amended and Restated Limited Liability Company Agreement of Behavioral Healthcare Realty, LLC, dated as of April 15, 2014

10.4+	Form of Non-Restricted Share Award Agreement under the 2007 Stock Incentive Plan

10.5+	Form of Restricted Share Award Agreement under the 2007 Stock Incentive Plan

10.6+*	Form of Restricted Share Award under the AAC Holdings, Inc. 2014 Equity Incentive Plan

10.7+**	Form of Indemnification Agreement between AAC Holdings, Inc. and its directors and officers

10.8	Second Amended and Restated Credit Agreement by and among AAC Holdings, Inc., American Addiction Centers, Inc., the lenders party thereto from time to time (the “Lenders”), and Wells Fargo Bank, National Association, as administrative agent and collateral agent for the Lenders, dated as of April 15, 2014

10.9	Promissory Note by and between American Addiction Centers, Inc. and Wells Fargo Bank, National Association, dated as of July 31, 2013

10.10	Term Note by and between American Addiction Centers, Inc. and Wells Fargo Bank, National Association, dated as of May 1, 2013

10.11	Term Loan Agreement by and between AAC Holdings, Inc., Guarantor and Reliant Bank, dated as of May 2, 2014

10.12	Continuing Guaranty by American Addiction Centers, Inc., in favor of Reliant Bank, dated as of May 2, 2014

10.13	Continuing Guaranty by Michael T. Cartwright in favor of Reliant Bank, dated as of May 2, 2014

10.14	Continuing Guaranty by Jerrod N. Menz in favor of Reliant Bank, dated as of May 2, 2014

10.15	Continuing Guaranty by Kirk R. Manz in favor of Reliant Bank, dated as of May 2, 2014

Exhibit No.	Description

10.16	Building Loan Agreement by and between Greenhouse Real Estate, LLC and Wells Fargo Bank, National Association, dated as of October 8, 2013

10.17	Promissory Note Secured by Deed of Trust by and between Greenhouse Real Estate, LLC and Wells Fargo Bank, National Association, dated as of October 8, 2013

10.18	Repayment Guaranty by and among Behavioral Healthcare Realty, LLC, Michael Cartwright, Jerrod Menz and Wells Fargo Bank, National Association, dated as of October 8, 2013

10.19	Consent and First Amendment to Loan Agreement by and among Greenhouse Real Estate, LLC, Michael T. Cartwright, Jerrod N. Menz, American Addiction Centers, Inc., Behavioral Healthcare Realty, LLC and Wells Fargo Bank, National Association, dated as of April 15, 2014

10.20	Loan Agreement by and between Concorde Real Estate, LLC and Wells Fargo Bank, National Association, dated as of May 15, 2013

10.21	Promissory Note Secured by Deed of Trust by and between Concorde Real Estate, LLC and Wells Fargo Bank, National Association, dated as of May 15, 2013

10.22	Repayment Guaranty by and among Michael Cartwright, Jerrod Menz, American Addiction Centers, Inc. and Wells Fargo Bank, National Association, dated as of May 15, 2013

10.23	Consent and First Amendment to Loan Agreement by and among Concorde Real Estate, LLC, Michael T. Cartwright, Jerrod N. Menz, American Addiction Centers, Inc., Behavioral Healthcare Realty, LLC and Wells Fargo Bank, National Association, dated as of April 15, 2014

10.24	Loan Agreement by and between The Academy Real Estate, LLC and Wells Fargo Bank, National Association, dated as of May 10, 2013

10.25	Promissory Note Secured by Mortgage by and between The Academy Real Estate, LLC and Wells Fargo Bank, National Association, dated as of May 10, 2013

10.26	Repayment Guaranty by and among Michael Cartwright, Jerrod Menz, American Addiction Centers, Inc. and Wells Fargo Bank, National Association, dated as of May 10, 2013

10.27	Modification Agreement by and between The Academy Real Estate, LLC and Wells Fargo Bank, National Association, dated as of November 7, 2013

10.28	Consent and Amendment to Loan Agreement and Note by and among The Academy Real Estate, LLC, Michael T. Cartwright, Jerrod N. Menz, American Addiction Centers, Inc., Behavioral Healthcare Realty, LLC and Wells Fargo Bank, National Association, dated as of April 15, 2014

10.29**	Amended and Restated Subordinated Promissory Note in the principal amount of $2,355,331 made by American Addiction Centers, Inc. in favor of Michael Blackburn, dated as of April 2, 2013

10.30	License Agreement by and between AJG Solutions, Inc. and American Addiction Centers, Inc., dated as of August 31, 2012

10.31**	Subordinated Promissory Note in the principal amount of $3,170,000 made by American Addiction Centers, Inc. in favor of James D. Bevell, dated as of August 31, 2012

10.32**	Subordinated Promissory Note in the principal amount of $600,000 made by American Addiction Centers, Inc. in favor of Michael Blackburn, dated as of August 31, 2012

10.33**	Form of 12% Secured Subordinated Note by and among American Addiction Centers, Inc. and certain accredited investors

10.34+	American Addiction Centers, Inc. 2014 Cash Incentive Plan

10.35	Letter Agreement re: Second Amended and Restated Credit Agreement dated April 15, 2014 by and among AAC Holdings, Inc., American Addiction Centers, Inc., the lenders party thereto from time to time and Wells Fargo Bank, National Association, as administrative agent and collateral agent for the Lenders, dated as of June 13, 2014

Exhibit No.	Description

10.36	Term Loan Promissory Note by and between AAC Holdings, Inc. and Reliant Bank, dated as of May 2, 2014

10.37*	Form of Management Services Agreement

21.1*	List of subsidiaries

23.1*	Consent of BDO USA, LLP

23.2*	Consent of Ballard Spahr LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

* To be filed by amendment.

** Previously submitted.

† Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. AAC Holdings, Inc. hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.

+ Denotes a management contract or compensatory plan or arrangement.